INTEGRATED BENEFITS PACKAGE REVISED AGREEMENT
BETWEEN
LIHIR GOLD LIMITED
AND
THE PEOPLE OF LIHIR REPRESENTED BY:
THE LIHIR MINING AREA LANDOWNERS ASSOCIATION INC.
AND
THE NIMAMAR RURAL LOCAL-LEVEL GOVERNMENT
Nimamar Rural Local-Level Government
P O Box 81
Lihir
Lihir Island
New Ireland Province
Phone No. 9864119 Fax No. 9864118
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MEMORANDUM OF AGREEMENT RELATING TO THE REVISED IBP
THIS AGREEMENT is made on the      day of       2007

BETWEEN:	LIHIR GOLD LIMITED hereinafter referred to as LGL of the one part.

AND:	The NIMAMAR RURAL LOCAL-LEVEL GOVERNMENT (NRLLG) on behalf of the LIHIRIANS and the LIHIR MINING AREA LANDOWNERS ASSOCIATION INC. (LMALA) on behalf of the LANDOWNERS, of the other part.
RECITALS:
A.	On 26 April 1995 pursuant to the Mining Act 1992, the Landowners, the Lihirians and LGL through its agent Lihir Management Company Limited (as it was then) entered into the IBP which formed the all encompassing compensation package for the Landowners and the Lihirians.

B.	All of the agreements, undertakings, commitments and the spirit of the original IBP are valid and remain in force until and unless amended by the Revised IBP or any other subsequent agreement.

C.	The IBP became due for review on 26 April 2000 Negotiations between the Parties with LMALA and the NRLLG represented by the Joint Negotiating Committee or JNC) began on 20 June 2001. The Revised IBP embodies the consensus reached by the Parties on each of the issues discussed. All of the issues discussed are captured in the five chapters of the Revised IBP.

D.	It was recognised and acknowledged by the parties at the beginning of the review process that the opportunity should be taken to re-orient the commitments under the IBP so as to bring them into line with the circumstances now prevailing on Lihir, in particular insofar as impacts on the community are concerned. Accordingly the Revised IBP describes the changes to the provisions of the IBP and new commitments required to address long term community development and sustainability on Lihir.

E.	During the course of the review the JNC developed a policy document titled the Lihir Sustainable Development Plan (LSDP). The NRLLG and LMALA have proposed and LGL has accepted and agreed that the LSDP should form the basis for the revised IBP and provide the framework pursuant to which all future development initiatives are to be aligned and focused over the life of the project.

F.	The parties and all other stakeholders agree that the LSDP must be implemented through the legitimate agency of government, (the NRLLG). Under the decision by the Tumbawinlam Assembly dated 30th September 2004, (Resolution Number 37/2004, attached to this Agreement as Appendix A), NRLLG has assumed ownership and responsibility for the implementation of the LSDP.
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G.	The Parties acknowledge that this Agreement is a starting point and as such signifies a commitment to a process and a series of Programmes, each of which still requires considerable detailed planning and budgeting work to attain the development objectives set out in the LSDP.

H.	The Parties acknowledge that one of the core elements of sustainability in Lihir is the development of the capacity of the institutions required to implement the LSDP, in particular the NRLLG and the Nimamar Special Purposes Authority (NSPA) and the Parties have accordingly agreed that a capacity building Programme shall be a major initiative under the LSDP.

I.	The JNC has expressed a desire to investigate alternative financial structures that will provide for more Lihirian control of their own affairs and that will utilise funds provided under existing agreements from LGL to generate investment returns as well as meet the annual budget needs of the Lihirians. LGL has agreed to work with the Lihirians to identify various options and possibilities, subject always to the requirements of the laws of PNG, good governance and commercial viability for all parties.

J.	The IBP provides for a review each five years from the date of the original agreement. The parties hereby acknowledge that the next review will take place five years from the date of this agreement.
IT IS HEREBY AGREED between the Parties as follows:
PART A – GENERAL
1. DEFINITIONS
In this Agreement, unless the context otherwise requires:

“Affected Areas”-means the communities that are most exposed to the impact of the Lihir Project and are defined in Clause 22(a) and (e) of this Agreement.

“Agreed Expended Sum”- means the aggregate of the amount already expended to pay certain outstanding legal fees incurred by the JNC and the cost of the trip to Kairiru undertaken upon the request and direction of JNC to attend the Entrepreneurial Business Development course and the Personal Viability course in Kairuru in 2004, totalling K965,000.

“Carbon Credit”-means tradable units of Certified Emission Reductions (CER’s) that accrue to a Clean Development Mechanism (CDM) project.

“Mine Closure Plan or MCP”- means Appendix I, the mine closure plan envisaged under Chapter 4 of the IBP and clause 37 of this Agreement to be prepared by LGL in conjunction with the Mine Closure Committee and to be regularly reviewed by the Mine Closure Committee and to be developed and revised by the Parties..

“CPI”- means the Consumer Price Index normally issued quarterly by the Bank of Papua New Guinea in its Quarterly Bulletin.

“DEC”- means the Department of Environment and Conservation.
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“Deed of Settlement-Lihirians Equity Trust” -means the Deed dated 14 August 1997 between Robin Moaina as Settlor and MRL as Trustee establishing the Lihirians Equity Trust.

“DLE”- means the Department of Labour and Employment.

“DOM”- means the Department of Mining

“EIB Loan”- means the financial facility of USD21m that was on-lent by MRDC to MRL to finance the acquisition of the Lihirian Equity by MRL on behalf of the beneficiaries under the Deed of Settlement – Lihirians Equity Trust.

“Execution Date” — means the date on which this Agreement is signed by all of the signatories to it.

“FEC”- means the Finance Executive Committee which is the executive arm of the NRLLG.

“Heads of Agreement” means the non-legally binding undertakings relating primarily to the Lihirian Equity dated 28 March, 2003.

“IBP”- means the Integrated Benefits Package (including the Putput and Ladolam Relocation Agreement, the Putput Community Agreement, the Londolovit Community Agreement, the Land, Crops Air and Water Compensation Agreement, and a series of memoranda of understanding between the National Government, New Ireland Provincial Government, NRLLG and LMALA) signed on 26 April 1995 which was an all encompassing compensation package, the signing of which was a key step in enabling the construction and subsequent operation of the Lihir Gold Project.

“IBP Trust Account”-means the Lihir Integrated Benefits Package Trust Account established pursuant to the Trust Instrument (created under the Public Finances (Management) Act 1995) approved by the Minister for Finance Mr John Hickey on 27 October 2006 to hold and manage the funds described in Clause 3 for purposes of funding prioritized and budgeted projects and programs under each Chapter of the Revised IBP during the term of this Agreement.

“IBP Trust Account Procedures” — means the procedures for administering the IBP Trust Account as set out in the Appendix C or as named by agreement of the parties from time to time.

“JNC” — means the Joint Negotiating Committee which refers to the body commissioned by the NRLLG and LMALA to represent the Landowners and the Lihirians in the IBP Review negotiations.

“Lihir Gold Project” means the gold exploration, mining and production operations carried out on the Lihir Group of islands by Lihir Gold Limited.

“LMC”- means the company formerly engaged by LGL to manage the operation of the Lihir Gold project under a management agreement which authorised LMC to act for and on behalf of LGL in all matters pertaining to the operation of the Lihir Gold mine, until the 10th day of October 2005 when the management agreement
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was terminated and LGL assumed full management control of the Lihir Gold Project;

“LGL” — means Lihir Gold Limited, a company duly incorporated under the laws of Papua New Guinea and duly authorised to conduct gold exploration, mining and production operations at Lihir.

“LMALA” — means the association registered under the Associations Incorporation Act (Chapter 142) whose membership comprises the Landowners;

“Landowners” — means members of any land owning clan which has its origin in the Lihir group of islands and owns land within the Special Mining Lease and Mining Leases, Lease for Mining Purposes and Mining Easements and any other tenements related to the project that have been granted;

“Lihirians”- means all citizens who belong to a clan or sub clan within the Lihir group of islands and who have land rights according to Lihirian custom;

“Lihirian Equity” — has the same meaning as “Lihirians Shares” defined in the MOA and refers to the equity held by MRL on behalf of Lihirians under the Lihirians Equity Trust;

“LSDC” — means the Lihir Strategic Development Concept and refers to the document (LSDP in its first draft) first tabled in August 2003 by the JNC and which first expressed the long-term strategy by which the people of Lihir aim to achieve their destiny of financial independence and self reliance. The LSDC has been superseded and replaced by the LSDP;

“LSDP” — means the NRLLG 20 Year Plan, the Executive Summary of which is contained in Appendix F and includes the five-chapter spreadsheet detailing the Programmes and projects for the first five years, and indicative budget allocations to each chapter, and associated descriptive attachments contained in Appendix E.

“LSDP Custodian” – means a body established by agreement of the Parties to hold, manage and administer the LSDP Growth Account for the time being pending the establishment of the alternative financial system envisaged in Clause 35 of this Agreement which (when established) shall supercede the LSDP Growth Account arrangement.

“LSDP Growth Account”-means the account establish by the Parties and controlled by the LSDP Custodian into which LGL shall release the LSDP funding as described in Clause 4(a) to be held and invested as envisaged in Clause 4(b) before such funding is released each month into the IBP Trust Account managed by the District Treasury Office to fund the budgeted prioritized projects and programs.

“LSDP Planning and Monitoring Committee” –means the permanent parliamentary Committee to be established by NRLLG to act as the clearing and monitoring agent of NRLLG to screen and check all project documentation (and progress against approved budgets) to ensure their compliance with the LSDP and NRLLG Annual Budget and then make recommendations to FEC for approval for funding from the IBP Trust Account.
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“Mediation Report”-means mediation report of Peter Tsiamalili OBE, dated 1May 1997 on the dispute in relation to “Participation by Lihirians in Mining on Lihir” which was envisaged in the IBP. The Mediation Report contains the findings and recommendations of Mr Peter Tsiamalili (as Mediator) and formed the resolution of the dispute which in turn formed part of the IBP.

“Mine Closure Committee”- means the committee established under clause 38 of this Agreement.

“Mining Contract”-means the contract to mine and extract the gold bearing ore from either the ore body or stockpiled ore bodies as feed for the gold processing plant for processing and also includes mining the low grade ore stockpile after the mining phase of the project is completed.

“MMC/MRO Equity Purchase Proposal”-means the proposal by the Minister for Mining where the SML Affected Landowners and people in the Affected Areas were to acquire a 50% shareholding in MMC and thereby become one of the major shareholder (through MMC) of MRO which is actively involved in the business of down stream processing of precious metals especially gold and silver from a number of major resource projects and small scale alluvial gold sellers in PNG.

“MMC”-means Melanesian Metals Corporation Limited which is a major shareholder of MRO.

“MRO”-means Metals Refining Operations Limited which is majority owned by MMC.

“MOA”– means the single Memorandum of Agreement between the National Government, Provincial Government, NRLLG and LMALA dated 1 May 2007 (forming part of the Revised IBP).

“MOU”- means the respective Memorandum of Understanding between NRLLG for one part and DEC, DOM, DLE, NIPG and the Police Department separately for the other part regarding the level of assistance that the NRLLG and LMALA require to adequately carry out their functions in Lihir as annexed to the MOA.

“MRDC” — means Mineral Resources Development Company Limited.

“MRL” — means Mineral Resources Lihir Limited, a company duly incorporated under the Companies Act of Papua New Guinea which holds the Lihirian Equity for the Lihirian beneficiaries under the Deed of Settlement – Lihirians Equity Trust.

“National Government”- means the Independent State of Papua New Guinea.

“NRLLG”- means the Nimamar Rural Local-Level Government established under the Organic Law on Provincial and Local Level Governments (1995).

“NSPA” – means a body established by the NRLLG under the Organic Law on Provincial and Local Level Governments (1995) and the Local Level Government Administration Act 1997.

“Parties”- means the parties to this Agreement.
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“Physical Environment”- means the natural environment including the marine life, flora and fauna, land, biomass and ecosystems that existed prior to commencement of construction and operation of the Lihir Project.

“PNG Sustainable Development Programme Limited”- means a Singapore incorporated company incorporated to act as the corporate vehicle to hold the 52% shareholdings (formerly owned and held by BHP in the Ok Tedi Project) for the benefit of Papua New Guinea and the people of Western Province.

“Provincial Government” — means the New Ireland Provincial Government.

“Revised IBP”- means this Agreement and is used interchangeably with the term “Agreement”.

“SML”- means the Special Mining Lease between LGL and the Independent state of Papua New Guinea dated 17 March 1995.

“SML Affected Landowners”- means the Landowners who own customary land located in the Special Mining Lease.

“Social Environment”- means the cultural, political, economic and social systems at Lihir.

“Specific Issues Agreements”- means the agreements pursuant to which the Project Matrix described in Appendix L was agreed to.

“Sustainable Energy Limited”- means a subsidiary of the PNG Sustainable Development Programme Limited whose focus is sustainable energy development.

“Stakeholders”- means the Parties and signatories to this Agreement.

“Status Statement“- means Appendix “B” which was signed by the parties on 9 November 2005 and encapsulating the then status of negotiations towards this Revised IBP.

“Training and Localisation Plan”- means the Training and Localisation Plan that LGL is required to develop pursuant to the Memorandum of Agreement (between the National, NRLLG, and LMALA), the Mining Development Contract (between LGL and the National Government) and Clause 7(b) of this Agreement.
2. INTERPRETATION
In this agreement, unless the context otherwise requires:
(1)	The headings herein do not affect the interpretation or construction of this Agreement;

(2)	Reference to any legislation or an Act includes the amendments to that legislation for the time being in force and also to any legislation passed in substitution therefore and any regulations for the time being in force thereunder;
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(3)	Words importing the singular include the plural and vice-versa;

(4)	Words importing any gender include the other gender; and

(5)	The recitals form part of this agreement.
PART B
The LSDP which was developed over the course of the review comprises five chapters, one chapter more than the IBP. The extra scope of the LSDP represents the further development of the original principles of the IBP, as referred to in recitals D and E of this Agreement.
The following descriptions summarise the elements of each chapter and the specific sectoral objectives, which in total seek to move the people of Lihir toward their long term goal (or Lihir Destiny) of creating a healthy, wealthy, happy and wise society.
CHAPTER ONE: LIHIR DESTINY
3.	The Revised IBP

The aggregate financial commitment of LGL under the Revised IBP for a period of five years commencing on 1 January 2006 as acknowledged in the Status Statement shall consist of a total of:
(a)	One hundred million kina (K100 million) less the Agreed Expended Sum but subject to indexation in accordance with Clause 11 to be directed towards the implementation of the LSDP; and

(b)	Up to seven million Kina (K7 million) funding for equity participation in a sustainable income generating business that specifically involves the downstream refining and processing of precious metals including gold and silver for the SML Affected Landowners and the Lihirians in the Affected Areas, subject to:
(1)	them establishing an effective and transparent corporate governance structure for the management of the same in the business venture entered into to utilize this funding for the abovementioned purpose, and

(2)	the respective due diligence to be undertaken by a reputable accounting firm, the costs of which is to be funded by LGL, to determine its merits as an investment.
(c)	To ensure that the purpose in Clause 3(b) is achieved the Parties agree:
(1)	that the MMC/MRO Equity Purchase Proposal by the Minister for Mining shall be pursued as an investment opportunity for the investment of the K7 million agreed to in Clause 3(b) as it is consistent with the original intention of the Landowners,
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(2)	to work together to jointly explore available options to ensure that the K7 million is invested in a well managed and profitable business that is involve in the downstream refining and processing of precious metals including gold and silver in Papua New Guinea or elsewhere, and

(3)	that where the due diligence exercise proves that the MMC/MRO Equity Purchase Proposal is not economically viable, the Parties shall jointly explore options to make the MMC/MRO Equity Purchase Proposal become viable or secure a similar meritorious investment that shall always be consistent with the purpose in Clause 3 (b).
(d)	The Status Statement is annexed hereto as a source document as Appendix B.
4.	Payments
(a)	Acknowledging that the funding of the LSDP must be aligned to LGL’s cash flow, the Parties have agreed that the amount in Clause 3(a) shall be funded in the following manner:
(1)	LGL shall pay to the LSDP Growth Account over the five year term of the Revised IBP the unspent moneys for the preceding year together with a monthly instalment of K1.67million at the beginning of each month until its cash flow is improved.

(2)	Where LGL’s cash flow had improved it shall pay the amount in Clause 3(a) over five (5) years in equal annual instalments of Twenty Million Kina (K20 Million) paid on the first day of January of each year by electronic transfer to the LSDP Growth Account.

(3)	The instalments shall be adjusted on an annual basis for CPI from 1 January 2007 in accordance with Clause 11).
(b)	Whilst the money is in the LSDP Growth Account it shall be invested in safe, passive and growth driven investments endorsed by the LSDP Custodian based on the recommendation of a professional financial and investment advisor. Proceeds of the investments shall continue to be rolled over and shall form part of the money held in the LSDP Growth Account that shall be electronically transferred into the IBP Trust Account in accordance with the IBP Trust Account Procedures.

(c)	On the first(1st) day of each month money budgeted for the priority projects under each Chapter of the Revised IBP shall be electronically transferred into the IBP Trust Account and then disbursed to finance the respective projects and programs scheduled for funding in that month.

(d)	Priority projects and programs funded from the IBP Trust Account in each month shall be those projects and programs whose project documentations have been cleared by the LSDP Planning and Monitoring Committee and approved by the FEC through the IBP Trust Account Procedures.
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(e)	All transactions involving the debiting of the IBP Trust Account shall be allowed only in accordance with the IBP Trust Account Procedures. Any transaction that does not comply with the IBP Trust Account Procedures shall be deemed to be null and void.

(f)	Notwithstanding Clause 4(1), the funding of the LSDP to the LSDP Growth Account shall be revised from time to time depending on the cash flow of LGL.

(g)	The IBP Trust Account Procedures is annexed hereto as Appendix C.
5.	Potential Commercial Ventures
(a)	The Parties further acknowledge that in his letter to the President of the NRLLG, dated April 20, 2005 the Minister for Mining flagged two further proposals that he had made to LGL to help resolve the issues raised by the Lihirians. These two proposals were for; the acquisition, ownership and operation of geothermal energy generation through a possible joint venture with Sustainable Energy Limited, a subsidiary of the PNG Sustainable Development Programme Limited; and investment in all accommodation facilities in the mine township. The onus is on the Lihirians, to further explore these proposals with LGL on a commercial basis.

(b)	In the event that the Lihirians determine that either of the potential projects represents desirable use of their funds and to explore these proposals with LGL, LGL undertakes to respond reasonably to any approach by Lihirians and LMALA and subject to (c) below to participate in the process of evaluation to ascertain the attractiveness of any such proposal or approach.

(c)	The Parties acknowledge that these proposals can only proceed if they are clearly to the economic benefit of all parties and continue to allow LGL to meet its operating needs.
6.	Lihirian Equity Issue
(a)	The Parties acknowledge that the Lihirian Equity is of paramount importance as a means of the Lihirian community benefiting from the mining operations. The Lihirian community’s equity interest in LGL was negotiated as part of the Mining Development Contract in 1995 and financed by the EIB Loan to realize benefit flows for Lihirians from dividends. However, in the last 10 years the anticipated dividend flows have not been forthcoming.

(b)	By February 2006, MRL (on behalf of the beneficiaries of the Lihirian Trust Deed) had repaid the EIB Loan in full realizing a debt free equity of 5.09% (on the basis of LGL’s issued share capital as at 30 September 2006 after including certain shares LGL is to issue to MRL as a result of the LGL sell down process).
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(c)	By January 2007, MRL (on behalf of the Lihirian Trust Deed) had amended the Lihirian Trust Deed allowing it to sell down its shares in LGL to 3.7%. The Parties agree that the agreed increase of .11% (based on LGL’s issued capital as at 30 September 2006) initially agreed to apply to 5.09% (to increase it up to the agreed threshold of 5.2% as stated in the Heads of Agreement) shall apply to the current Lihirian Equity holding of 3.7%.

(d)	Consistent with Clause 5 of the Heads of Agreement and the understanding reached between the Parties after the sell down process in September 2006, MRL and LGL shall work on terms and reach an agreement which would allow an increase in the 3.7% (or the relevant Lihirian Equity holding at the time the increase is effected by LGL) Lihirian Equity holding by a further .11% (based on LGL’s issued capital as at 30 September 2006). MRL and LGL agree that the target date to agree to such terms shall be six (6) months from the Execution Date.

(e)	MRL (with the support of LGL, where required) shall:
(i)	explore and develop proposals and investment strategies to convert the value of the equity holding and the proceeds of any sale of such Lihirian Equity holding (if any) to provide for long term growth driven investments for the benefit of the present and future generations at the same time creating a conducive economic environment for the Lihirian community consistent with the underlying principles of the LSDP.

(ii)	in conducting the exercises described in clause (i) above, make such amendments to the Deed of Settlement- Lihirian Equity Trust dated 14 August 1997 as may be necessary to align it to the LSDP whilst ensuring that such amendments are in accordance with the law and good governance principles.

(iii)	develop a protocol for the nomination of a Lihirian representative of the Lihirian Equity to the Board of Directors of LGL, such protocol to be subject to approval by the LGL Board and by LGL shareholders.

(iv)	develop a consultative approval process or processes consistent with the principles of the LSDP, pursuant to which all possible future expansions of the Lihir Gold Project shall be undertaken.
(f)	The Heads of Agreement as a source document is annexed herewith as Appendix D to this Agreement.
7.	Participation in Mining on Lihir

LGL acknowledges the desire of the Lihirians to undertake contract mining in the pit and stockpile area of the SML as contemplated in the understandings reached in the Mediation Report on “Participation in Contract Mining in Lihir” dated 1 May 1997. To ensure that a Lihirian entity is awarded a Mining Contract as envisaged above, the Parties agree to do the following over the next five years:
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(a)	NRLLG and LMALA will liaise with Kuridala Limited and Lakaka Civil & Construction to restructure, merge, reorganize and/or reinvent Kuridala Limited and Lakaka Civil & Constructions Limited or to jointly explore other potential business arrangement including (amongst others) any possible joint venture arrangement between the Parties to enable such merged entity or potential joint venture arrangement to be eligible to competitively bid for the Contract Mining in 2011,

(b)	LGL with the assistance of LMALA and NRLLG shall review and adjust the LGL Training and Localization Plan to target the relevant training required to contribute towards the preparation of the Lihirian entity contemplated in (a) above ,

(c)	LGL with the assistance of NRLLG and LMALA shall revise the proposed four phase plan described in the LMC Submission of 24/25 April 1997 as set out in Item 5 of the Mediation Report dated 1 May 1997 to make it consistent with the corporate reorganization exercise stipulated in (a) above and the LGL Training and Localization Plan referred to in (b) above.

(d)	LGL with the assistance of NRLLG and LMALA shall ensure that by 2011, the entity described in Clause 7(a) shall be invited to bid for the Contract Mining.
8.	Fly-In/Fly-0ut Arrangement

Consistent with the original intent of the existing fly in/fly out arrangement, the Parties agreed to continue the existing arrangement subject to the following:
(a)	that all the persons employed in positions consisting of the senior site management of LGL and all relevant National and Provincial Government agencies shall be accommodated at the Londolovit Mining Township where possible and subject to the issues of attraction and retention of senior management staff,

(b)	that all other LGL and Contractor employees below the level described in Clause 8(a) shall continue to commute to work under the current fly-in fly- out arrangement for the duration of this Agreement, and

(c)	that as consideration for the Lihirians’ consent to the continuation of the current fly-in fly-out arrangement, LGL shall support the social monitoring programs of the Social Monitoring and Movement Committee.
9.	Entitlement to Carbon Credit

LGL acknowledge the Lihirians desire to achieve their aspirations set out in the LSDP and particularly their desire to participate in the ownership of the Geothermal Power Projects as set out in Clause 5. The Parties agree that they will jointly explore benefit sharing options to determine one that is best suited for carbon trading in relation to geothermal power emissions.

10.	Chapter Allocations
(a)	The Parties acknowledge the initial chapter allocations as endorsed
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by the FEC as the guide to how the K100 million total referred to in Clause 3 of this Agreement will be distributed amongst the five chapters of the Revised IBP and appropriated and budgeted for in the annual NRLLG budget. The five chapter five year allocations are attached as Appendix E.

(b)	All allocations will be reviewed on an annual basis through the normal NRLLG budgetary processes. This review will be based on annual monitoring and reviews of performance by the LSDP Planning and Monitoring Committee. Allocations will always be within the total sum allowed under Clause 3(a) of this Agreement and must remain consistent with the relevant laws of Papua New Guinea and with the LSDP.

(c)	The Parties agree that wherever there is a shortfall in the annual allocation of one Chapter, provided that the shortfall is genuine, the shortfall relates to a project or programme that has been approved by the NRLLG and is consistent with the LSDP, and alternative avenues for alternative funding have been exhausted, the relevant implementing agency of that Chapter may apply through a submission to the FEC for the amount required to be advanced to it from its total five year budget. LGL may, in its absolute discretion, determine whether such an advance should be made. Such advances will only be made in exceptional circumstances.
11.	C.P.I. Adjustment
It is agreed by the Parties that total annual payments made under the Revised IBP from 1 January 2007 until the end of the term of the Revised IBP at 31 December 2010 shall be subject to annual adjustment in line with CPI.
12.	Adoption of the LSDP
(a)	The Parties acknowledge that the LSDP and its component chapters will form the basis for the Revised IBP. The Executive Summary of the LSDP is annexed herewith as Appendix F to this Agreement.

(b)	The 2006 and 2007 NRLLG budgets have incorporate the principles and programme and project components of the LSDP and further acknowledges that all funding that is available to the NRLLG should be directed into a single budget, based on the principles of the LSDP.

(c)	This commitment and all others under this Revised IBP, in no way infringe upon the constitutional rights and responsibilities of the NRLLG to make regulations, policies and budgetary decisions for the benefit of the people of Lihir. To the extent of any inconsistency, the NRLLG’s constitutional duties and responsibilities shall prevail over the LSDP.
13.	Lihir Destiny
The Parties acknowledge the Lihir Destiny, Mission Statement, Goals and the Operating Philosophy set out in the LSDP as the legitimate aspirations of the Lihir people. These aspirations are set out in Appendix F.
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14.	MOA
The Parties acknowledge the various undertakings and commitments made by the National Government, Provincial Government, NRLLG, and LMALA in the MOA which will be signed along with this Agreement as legally binding obligations of each of the respective parties named in the MOA and as being significant for the contribution and support which shall be provided to the people of Lihir and agree that the MOA and this Agreement shall be read together as being consistent with each other.
15.	MOU
The Parties acknowledge the various undertakings and commitments made by the DEC, DOM, DLE, Provincial Government and Department of Police and NRLLG in the respective MOU’ s annexed to the MOA as legally binding obligations of each of the respective parties and as being significant for the contribution and support to be provided to Lihirians.
16.	Capacity Building
Developing the capability and capacity of Lihirians and Lihirian institutions to manage their own affairs is a central element of the LSDP emphasis on sustainable development. All the parties acknowledge that this is a long term process that will require the commitment, involvement and support of all if it is to be achieved. A centrally co-ordinated programme that addresses the different needs of the many stakeholder groups will be developed. This programme will focus in the first instance on the development of an integrated planning and budgeting process that will define the required inputs from the various agencies, and the system, process and procedure that will regulate this and provide the necessary monitoring and evaluation of programme and project effectiveness and a decision making structure that provides the vitally important review, public transparency and accountability that is central to a functional and equitable system of governance.
(a)	Given that a core element of sustainability is the development of the capacity of the respective institutions, particularly the NRLLG and NSPA, the Parties have agreed they will support the capacity building programme that will be carried out in both the NRLLG and NSPA including all government related institutions and all government owned corporate entities. In the case of LGL, such support will not consist of financial assistance.

(b)	NRLLG undertake that it will take ownership of and promptly implement the capacity building programme within its structures and institution to align itself with the LSDP and to have the capacity to implement the LSDP and that it will allocate the necessary financial and human resources to ensure that this programme is implemented.

(c)	Institutions related to or established by the NRLLG and New Ireland Provincial Government shall be covered under the capacity building programme. These institutions include but are not limited to the following:
(I)	NSPA;

(ii)	Lihir Sub-District Office;
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(iii)	Namatanai District Management structure;

(iv)	Nimamar Investments Limited;

(v)	Lihir Mining Area Landowners Association Inc.;

(vi)	Lihir Sustainable Development Limited; and the

(viii)	Lihir Sub-District Treasury Office.
(d)	As a component of the capacity building Programme, NRLLG shall fund the:
(i)	Integrated Agriculture Training Programme through the sixteen Ward Development Budgets in consultation with the Department of Primary Industry, the Lihir Sub-District Administration and Lihir Sustainable Development Limited; and

(ii)	the Holistic Human Development Programme through the sixteen Ward development budgets and managed by Lihir Sustainable Development Limited under Chapter 4.
17.	Incomplete Projects & Programmes
LGL undertakes that it will fund and implement all outstanding and incomplete projects and programmes that remain incomplete under the IBP as at the Execution date, being;
(a)	Sealing the Putput relocation area access road;

(b)	Sealing the ring road from Zuen to Palie via the SML area (but excluding those road sections within the SML);

(c)	Putput water supply;

(d)	Putput cemetery monument; and

(e)	Alaia preservation project.
18.	Continuing IBP Projects/Programmes

(a)	The parties acknowledge that there are a number of programmes and projects established under the old IBP that are ongoing in nature, and that will have to be maintained in the transition to the new LSDP structure. While the longer term aim is to hand over the implementation of these programmes to the NRLLG and its agencies, it is acknowledged that this will take some time to achieve and that the NRLLG and its agencies need to implement the various capacity building programmes before they can take over all of the functions currently being implemented by LGL.

(b)	The LSDP spreadsheets in Appendix E identifies the programmes and projects to be carried over, and LGL undertake that it will continue to implement all such continuing projects and programmes as projects carried over in the Revised IBP, until such time as the parties agree to a mutually convenient hand over. LGL will
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fund these activities directly out of the K100 million total funding provided under this Revised IBP and referred to in Clause 3(a). LGL will follow the process established for accessing funds from the IBP and will account for its spending on these continuing projects to the FEC as part of the quarterly review process.

19.	Chapter 1 Budget

(a)	The Chapter 1 LSDP spreadsheet in Appendix E(1) identifies the programmes and projects to be budgeted for implementation under Chapter 1.

(b)	NRLLG undertakes that it will under its capacity building programme referred to in Clause 16 of this Agreement, provide for Ward budget coordination so as to assist Ward members to formulate and implement their respective Ward budgets.

20.	NRLLG Undertakings

(a)	Subject to Clause 12(c) of this Agreement, NRLLG agrees that it shall do all things necessary to ensure that the LSDP is successfully implemented.

(b)	Consistent with (a) above, NRLLG undertakes that before the end of 2007 and for each of the financial years to and including the year ended 31 December 2010, it shall consolidate its budget and the LSDP budget into a single budget that will be implemented through the Lihir Sub-District Treasury Office, or any other alternative accounting system which is consistent with the Public (Finances) Management Act and which is agreed to by all the Parties, where the establishment of the Lihir District Treasury Office is delayed.

(c)	NRLLG undertakes that where it does not have the expertise to implement any part of the LSDP it shall request non-financial assistance from the parties to this Agreement and the Parties agree that where a request for assistance is requested by NRLLG they shall use reasonable endeavours to assist NRLLG, provided always that such assistance does not include financial assistance.

(d)	The Parties all acknowledge that the Parliamentary Committee structure of the NRLLG needs to be activated to take charge of sectoral policy development and that all external assistance, whether from LGL, the national government or any other source, must be directed into programmes and projects through this committee structure. Accordingly, all projects and programmes of social monitoring, as referred to in Chapter Two of the IBP under the sub- heading Human Development’ will be directed through the appropriate parliamentary committee as determined by the NRLLG. The proposed Office of Social Monitoring will also be a sub committee of that body and will report to it.

(e)	NRLLG undertakes, and the parties all agree, that the annual expenditures of the NRLLG must be audited by a privately commissioned audit firm independently of any audit which may be carried out by the national government or the Auditor General’s office. Any such audit report is to be made available publicly, including to the other parties to this Agreement, as part of the NRLLG commitment to transparency and accountability to the people of Lihir.
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CHAPTER TWO: DESTRUCTION
21.	LMALA-Implementing Agency
The lead agency for implementation of Chapter Two programmes is LMALA. All compensation payments provided for under the Revised IBP will continue to be paid by LGL from within the total amount allowed and referred to in Clause 3(a) of this Agreement. These payments will be reported to the FEC and included in the quarterly financial reports and the Chapter 2 budget as set out in the IBP.
22.	Affected Areas

(a)	The IBP identified the following as areas of Lihir that would be subject to more significant impacts from mining operations.
(I)	Putput 1 and 2

(ii)	Londolovit Village

(iii)	Kunaye Village

(iv)	Zuen Village

(v)	Lipuko Village (by virtue of the Putput Community Agreement)
(b)	It was agreed that these areas should receive additional benefits in the form of the following infrastructure development:

Reticulated water Garbage collection and septic tank emptying facilities Assistance with preparation of village layout planning Housing assistance Electricity reticulation

(c)	Initial housing assistance was provided to the identified communities in the form of a lump sum payment under the IBP. Thereafter, an annual payment was to be made into trusts established for this purpose, based on the area of lease land contributed by each of the following communities to the project. The annual payment is based on the Damaged Land rate of land use by the area of leases:
(I)	Putput 1 and 2 as covered in the Putput Community Agreement

(ii)	Londolovit K75, 000.00

(iii)	Kunaye K75, 000.00

(iv)	Zuen K50, 000.00
These payments were activated at the time the project impacted on the relevant communities. In the case of Zuen this would only be triggered by commencement of a limestone quarry project which has not yet eventuated and may not eventuate. No specific provision was made for the Kapit community which is covered by a separate but related agreement, the Kapit Relocation Agreement.

(d)	The Parties acknowledge that the Malie Community was accorded “Affected Area” status by virtue of the Memorandum of Understanding between LMC and the Malie Community dated 3rd May 2001.

(e)	The Parties hereby acknowledge and agree that the list of “Affected Area” communities shall be redefined as
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Putput 1 and 2	-	Most Affected community
Kapit village	-	Most Affected community
Londolovit village	-	Affected Area community
Kunaye 1 and 2	-	Affected Area community
Malie Island	-	Affected Area community
Zuen	-	Lesser Affected Area community
Lipuko	-	Lesser Affected Area community
(f)	These areas shall therefore continue to receive extra benefit in the form of infrastructure development through the VDS Grants scheme with particular, but not exclusive, emphasis on:
(a)	Reticulated water

(b)	Garbage collection and septic tank emptying facilities

(c)	Assistance with preparation of village layout planning

(d)	Housing assistance

(e)	Electricity reticulation
Recognising the specific issues and the specific needs of the “Affected Area” communities, the Parties have agreed that the project matrix annexed herewith as Appendix G to this Agreement shall be implemented under the supervision of LMALA. The Parties agree to provide whatever logistical and technical support from existing resources they reasonably can to assist LMALA to perform this task.
23.	General Compensation
The Parties acknowledge and agree that the Land, Crops, Water and Air Compensation Agreement shall be amended by replacing the old Land Use Rates and Economic Trees Rates with the revised rates as per the tables annexed hereto as Appendix H(1) and H (2).
24.	Alignment with the LSDP
The Parties:
(a)	acknowledged that the beneficiaries of the projects and programs under Chapter 2 now totally depends on goods and services provided by LGL which in the long term is not sustainable and therefore inconsistent with the principles of the LSDP;

(b)	acknowledged and agree that the projects and programs under Chapter 2 shall be approached in a manner that will cause a shift from the dependency and reliance mind set currently being encouraged by LGL to a self help mind set based on the principles of the LSDP;

(c)	agree and accept that to enable the change of mind set described in paragraph (a) and (b) above LMALA shall focus its resources at implementing the following programs and projects:
i.	Capacity Building Project- particularly geared towards reorganizing and/or restructuring LMALA to ensure the shift envisaged in paragraph (b) happens;
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ii.	Awareness Project- to ensure every individuals in the affected Areas are made aware of the requirements they need to satisfy to ensure that they are part of the shift;

iii.	Self Reliance Project- to ensure that individuals and families in the Affected Areas achieve holistic development (Mental, Spiritual, Emotional, Physical and Financial development) thereby contribute to the creation of a happy, healthy, wise and wealthy society in the Affected Areas and overtime throughout Lihir; and

iv.	Financial Independence Project- to ensure that each individual in the Affected Areas is assisted (by following a definitive financial plan tailor- made for his needs) to convert from being a liability to an asset to himself, his family and to his community;
(d)	agree and accept that they will jointly work together to ensure that:
i.	the required details, resources and requirements necessary and required to successfully implement the four programs described in paragraph (c) above are completed;

ii.	these four projects are progressively and constantly improved in line with the objective of achieving the Lihir Destiny; and

iii.	more projects and programs (in addition to these four projects) shall be developed to ensure that the shift envisaged in paragraph (b) is realised and the attainment of the Lihir Destiny is achieved;
(e)	Subject to paragraph (c)(i) above:
i.	The Parties acknowledge that there is a need for LMALA to re-organise and re-orient itself in order for it to be in a position to deliver the outcomes it has set itself for the period of the LSDP. This process will be conducted as part of the capacity building exercise referred to in chapter one of the LSDP.

ii.	LMALA agrees that it needs to duly gain a mandate from its stakeholders according to its constitution to endorse the revised structure and its operational role.
25.	Financial Support for LMALA
LGL, NRLLG and LMALA commit to a process of jointly resolving the issue of financial support for LMALA, as a result of the changes and to formalise this into a single project under the NRLLG budget. This is in line with LGL’s considerations.
26.	The Chapter Two Budget
The Chapter 2 spreadsheet annexed herewith as Appendix E(2) identifies the programmes and projects to be budgeted for implementation under Chapter 2 generally and under each of the Specific Issues.
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CHAPTER THREE: DEVELOPMENT
27.	NSPA as Implementing Agency

(a)	The NSPA, shall be the lead implementation agency for Chapter Three.

(b)	It is acknowledged however that the NSPA needs considerable technical support before it will have the capacity and capability it needs to fully manage all projects and programmes and that this will be addressed through the capacity building programme under Chapter One.

(c)	LGL commits to providing necessary technical support and guidance in the interim to ensure that projects are implemented as directed by the FEC.

28.	The Chapter Three Budget
The Chapter 3 spreadsheet annexed herewith as Appendix E(3) identifies the programmes and projects to be budgeted for implementation under Chapter 3.
29.	Role of NSPA
NSPA shall be responsible:
(a)	For implementing all infrastructure-related projects under all chapters of the Revised IBP.

(b)	For tendering of all infrastructure-related projects that are budgeted for under all the chapters of the Revised IBP.

(c)	For supervising and managing the implementation of all projects whose implementation is outsourced to private contractors.

(d)	For providing technical guidance and advice to the 16 Ward planning committees of the NRLLG, in particular providing design and scoping advice, as well as costing for ward planning purposes.

(e)	For providing quarterly reports on the progress (fiscal and technical) of all projects implemented by it to the NRLLG.

30.	NRLLG Undertaking
NRLLG commits to providing necessary financial and logistical support to NSPA through its annual budget allocation to ensure that projects are implemented as directed by the FEC.
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CHAPTER FOUR: SECURITY/ SUSTAINABILITY
31.	Lihir Sustainable Development Limited

(a)	A corporate entity to be known as Lihir Sustainable Development Limited is proposed as the implementing agency for Chapter Four. This company has yet to be registered and its ownership structure and operational mandate will be developed for submission to the NRLLG for approval.

(b)	LMALA and NRLLG have determined that LSDL will be responsible for the development and delivery of the Holistic Human Development Programme for Lihir and in particular the delivery of the Personal Viability training Programmes as developed by the EDTC to the community as a whole as the first stage of development in Lihir.

32.	The LSDP- Long Term Economic Development Plan
The Parties acknowledge and accept the LSDP as the long term economic development plan (for the Lihir District with the aim of providing economic alternatives to mining and related activities both during the life time of the Project and beyond) envisaged under Clause 9 of the MOA between the Provincial Government, NRLLG and LMALA dated 26 April 1995 and in Chapter Three (Security) of the IBP.
33.	Holistic Human Development

(a)	LMALA and the NRLLG have determined that the focus of this Chapter will be on Holistic Human Development particularly on getting as many Lihirians as possible to attend the PV Courses and PV Home School Courses Programme for each ward in Lihir for the period from 2006 t0 2010.

(b)	These courses will be funded under the respective Ward Budgets of each of the sixteen wards in Lihir.

(c)	Lihir Sustainable Development Limited will be responsible for managing and conducting these courses in the Affected Areas and in all wards in Lihir.
34.	Economic Development for Communities
The Parties acknowledge that a feasibility study had been conducted into the technical and commercial viability of a proposed Lihir Livestock Project which is being considered for implementation in 2007, and a further feasibility into the establishment of a Savings and Loan Society on Lihir is being conducted. A feasibility study into the establishment of the Lihir Finance Company is also being planned. Such feasibility studies including but not limited to the above and those set out in the Chapter 4 Spread Sheet are represented by LMALA and the NRLLG as appropriate activities under the Chapter four programmes endorsed on the basis that the benefits of such projects are intended to flow, and will flow, equitably to the Lihirian people as a whole.
35.	Alternative Financial System
The Parties:
(a)	acknowledge that, LGL, NRLLG and LMALA are committed to jointly exploring ways of using and leveraging the amount set out in Clause 3(a) so that it can be used to fund projects and programmes set out in the Five Chapters of the Revised IBP and simultaneously begin to create and grow alternative sources of income that over the life of the Lihir Project will grow to eventually replace LGL as the
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provider of all financial resources required to successfully implement and sustain the LSDP; and

(b)	undertake that they will work together to develop and implement a viable alternative financial arrangement that LGL, NRLLG and LMALA finally approve as the financial system that will facilitate the implementation of the LSDP.

36.	Chapter 4 Budget
The Chapter 4 spreadsheet annexed herewith as Appendix E(4) identifies the programmes and projects to be budgeted for implementation under Chapter 4.
CHAPTER FIVE: REHABILITATION
37.	Mine Closure

(a)	Mine closure must be designed to rehabilitate Physical Environment and assist social development given that both the Physical Environment and the Social Environment have been and will continue to be affected by the operation of the Lihir Project. Mine closure must be growth and sustainability driven, consistent with the principles of the LSDP.

(b)	The Parties acknowledge that the LSDP will address the growth and development of the Social Environment while the rehabilitation of the Physical Environment will be addressed by the Mine Closure Plan or MCP. The MCP has been developed by LGL and will continue to be reviewed regularly by the Mine Closure Committee and by the parties after every five years. The MCP is required to deal with (amongst other things) the following fundamental issues:
(I)	the scope and extend of the land reclamation/rehabilitation in the Affected Areas;

(ii)	the clean up costs of the land reclamation/rehabilitation;

(iii)	the financial assurance for the land reclamation/rehabilitation;

(iv)	the future use of the final void of the pit;

(v)	the ownership and use of the public utilities including the Putput international wharf, Kunaye airport, Londolovit water supply and weir, geothermal power station, Lihir Medical Centre, offices, communication towers, LGL residential accommodation and townsite infrastructure; and

(vi)	other issues consistent with the principles of the LSDP.
(c)	LGL in conjunction with the Mine Closure Committee will be the main agency for the implementation of Chapter 5, especially the provision of funding for; the seven IBP trust funds; the preparation of the Mine Closure Plan; the anticipated costs of closure; and annual, ongoing costs of rehabilitation.
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(d)	The Mine Closure Plan is in its second draft and a copy of the current draft is annexed herewith as Appendix I to this Agreement. This Plan is subject to regular review by the Mine Closure Committee and formal review by the Parties and by the State after every five years.

38.	Mine Closure Committee

(a)	The Mine Closure Committee shall be the implementing agency of the Mine Closure planning process.

(b)	The Mine Closure Committee shall be comprised of the Departmental Heads of the DEC, DOM, and representatives from LGL, NRLLG and LMALA.

(c)	The procedures for the conduct of meetings of the Mine Closure Committee shall be decided by the Mine Closure Committee.

(d)	The Parties undertake that they will do all things necessary and required by the Mine Closure Committee to facilitate the designing, preparation and implementation of the Mine Closure Plan including ensuring that the MCP is consistent with the growth and sustainability principles of the LSDP.

39.	Trust Funds

(a)	The Parties acknowledge that the respective trust funds established under the IBP shall be managed by their respective trustees. The Parties further acknowledge that LGL shall oversee the general management of the seven major IBP Trust Funds until the individual Boards of trustees are able and willing to assume responsibility for the management of these trust funds from LGL.

(b)	Annual payments into the trust funds will continue to be made as provided in the IBP, with the difference that the rates are now increased in line with the revision to these rates as recorded in Clause 22 of this Agreement and in Appendix G under each specific issue and Appendix H (where applicable) to this Agreement.

(c)	It is further acknowledged that as from 2006, an annual payment will be made into each of the Putput and Ladolam Relocation Trust Fund, the Putput Plantsite Trust Fund and the Kapit Relocation Trust Fund. This annual payment will be based on the land area covered by SML 6 multiplied by the Social Inconvenience rate as established in clause 22, Appendix G.

(d)	The Parties acknowledge and agree to establish a new fund to be called the Mine Closure Investment Fund where LGL has agreed to pay Three Hundred Thousand Kina (K300, 000.00) per annum into the Fund for the duration of this Agreement. This new fund shall supersede the Long Term Investment Fund provision in the IBP, and the funds presently held by LGL under the Long Term Investment Fund provision shall be amalgamated with the annual commitment to the Mine Closure Investment Fund.

(e)	An Investment and Management Board representing all Stakeholders shall oversee and manage the Mine Closure Investment Trust Fund. Membership of this board shall be as follows (each of the nominees may appoint a delegate as appropriate):
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Lihir Gold Limited	GM EA&SD
LMALA	Chairman
NRLLG	President
DoM	Secretary
(f)	The investment board will be responsible for appointing a fund manager and for providing that fund manager with investment guidelines. The board will also determine whether a formal trust arrangement is appropriate, and if so how it should be established and structured.

(g)	The investment and management board will be required to provide an annual report to the NRLLG and the community on the status of the fund.

40.	Chapter 5 Budget
The Chapter 5 spreadsheet annexed herewith as Appendix E(5) identifies the programmes and projects to be budgeted for implementation under Chapter 5.
PART C – FORMAL CLAUSES
41.	Law Applicable

This Agreement shall be governed by and construed in accordance with the laws of Papua New Guinea.

42.	Force Majeure
(a)	Any failure on the part of a Party to comply with any of the terms, conditions and provisions of this Agreement shall not be grounds for termination or give the other Party any claim for damages if such failure arises from a force majeure event, and if the first-mentioned Party has;
(I)	Taken all appropriate precautions, due care and reasonable alternative measures either with the objective of avoiding such failure and/or of carrying out its obligations under this Agreement; and

(ii)	Given notice to the other Party of the occurrence of the force majeure event upon becoming aware of same.
(b)	The first-mentioned party shall take all reasonable measures to overcome the force majeure and to fulfil the terms and conditions of this Agreement with the minimum of delay (provided that no Party has an obligation to settle a labour dispute or to test the constitutional validity of or otherwise challenge any legislation or laws) and shall give notice to the other Party upon the restoration of normal conditions.

(c)	For the purposes of this Agreement force majeure events shall include war, insurrection, civil disturbance, blockades, riot, embargoes, strikes lock-out and other labour conflicts and disputes, epidemics, volcanic eruptions, earthquakes, cyclones, floods, tidal waves, explosions, fires, lightning, governmental restrictions or unavailability of material or equipment and any other event which the party claiming force majeure could not reasonably be expected to prevent or control.
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43.	Termination/Review
(a)	This Agreement shall terminate on the expiration of the Special Mining Lease or upon its earlier revocation or surrender.

(b)	This Agreement shall be reviewed by the Parties within five (5) years from the date of the execution of the Agreement. However, nothing herein shall preclude any party to request renegotiation of any provision herein.
44.	Resolution of Disputes

Where a dispute arises between the parties as to interpretation or implementation of this Agreement, a meeting shall be held within fourteen (14) days of the request made by a party, with a view to resolve same.

45.	Arbitration

Where a dispute referred to in Clause 41 is not resolved within sixty (60) days after the request for a meeting, the Parties may submit the dispute to a single arbitrator agreed to by the Parties for resolution of disputes in accordance with the provisions of the Arbitration Act (Chapter 46).

46.	Waiver

The failure of any Party to enforce, at any time of the provisions of this Agreement shall in no way be construed to be a waiver of the provision in no way be thereof of this Agreement or the right of any Party thereafter to enforce each and every part of the provision in respect of any subsequent default or breach.

47.	Severability

The provision of this Agreement shall be separate and severable each from the other to the extent that if any portion or any one provision or portion is deemed to be inoperative then the remainder of the Agreement shall remain binding upon and enforceable by the Parties hereto.

48.	Further Acts

The Parties shall execute such documents and do and perform such acts that lie within their power and are necessary to give full effect to this Agreement.

49.	Implementation

Each party undertakes to reasonably use legal and administrative powers it has at its disposal from time to time to ensure that the provisions of this Agreement are effectively and expeditiously implemented.

50.	Communications
(a)	Any formal communication by the Parties concerning this Agreement shall be deemed to have been made:
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(I)	In the case of the LGL, if signed by the Chief Executive Officer, the Executive General Manager or the General Manager for External Affairs and Sustainable Development ; and

(ii)	In the case of the Nimamar Rural Local-Level Government if signed by the President of the Nimamar Rural Local-Level Government; and

(iii)	In the case of the Lihir Mining Area Landowners Association Inc. if signed by the Chairman of the Lihir Mining Area Landowners Association Inc.
(b)	Any formal communication shall be in writing and may be delivered either personally, or transmitted by mail or by facsimile to the person, or persons referred to herein at its address given below:
(I)	Notice to LGL:

Executive General Manager Lihir Gold Limited LIHIR ISLAND New Ireland Province

Fax No. (675) 986 4018

(ii)	Notice to the Nimamar Rural Local Level Government

The President Nimamar Rural Local Level Government P.O. Box 81 LIHIR ISLAND New Ireland Province

Fax No. (687) 986 4118

(iii)	Notice to Lihir Mining Area Landowners Association Inc

The Chairman Lihir Mining Area Landowners Association Inc. P.O. Box 120 LIHIR ISLAND, New Ireland Province

Fax No. (675) 986 4111
(c)	Any formal communication shall be deemed to have reached the other Party:
(I)	in the case of personal delivery, when received by the relevant person referred to in Clause 42 (b); and

(ii)	in the case of telex or facsimile, as soon as the transmission is confirmed.
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51.	Execution
(a)	This Agreement is legally binding on the Parties to it upon its execution by the duly authorized representatives for each Party.

(b)	This Agreement shall not be invalidated or affected by any future dispute as to the authority of the person appointed to execute the Agreement for and on behalf of any of the Parties to this Agreement.

(c)	All of the agreements, undertakings, commitments and the spirit of the original IBP are valid and remain in force unless amended by the Revised IBP or any other subsequent agreement. Express provision in this revised IBP Agreement shall supersede any prior existing agreement relating to the same, including prior agreement in the original IBP.
Executed as an Agreement this                                          day of                                2007
SIGNED FOR AND ON BEHALF OF
LIHIR GOLD LIMITED by:

Managing Director	Witness
Name: Arthur Hood	Name:
SIGNED FOR AND ON BEHALF OF
LIHIR MINING AREA LANDOWNERS ASSOCIATION by:

Chairman	Witness
Name: MARK SOIPANG	Name:
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SIGNED FOR AND ON BEHALF OF
NIMAMAR RURAL LOCAL-LEVEL
GOVERNMENT by:

President	Witness
Name: CLEMENT DARDAR	Name:
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APPENDICES

Appendix A	NRLLG Resolution No.37/2004

Appendix B	Status Statement

Appendix C	IBP Trust Account Procedures

Annexure D	Heads of Agreement

Appendix E	Five Chapter Spread Sheets

1. Appendix E(1)	Five Year Spread Sheet for Chapter 1
2. Appendix E(2)	Five Year Spread Sheet for Chapter 2
3. Appendix E(3)	Five Year Spread Sheet for Chapter 3
4. Appendix E(4)	Five Year Spread Sheet for Chapter 4
5. Appendix E(5)	Five Year Spread Sheet for Chapter 5

Appendix F	Executive Summary of the LSDP

Appendix G	Project Matrix for Specific Issues

1. Specific Issues Agreements

(a) Appendix G(1)	Putput Ladolam Relocation Agreement
(b) Appendix G(2)	Putput Community Agreement
(c) Appendix G(3)	Pit and Stockpile
(d) Appendix G(4)	Kapit Relocation Agreement
(e) Appendix G(5)	Londolovit Community River Agreement
(f) Appendix G(6)	Londolovit Township Agreement
(g) Appendix G(7)	Kunaye Airport Settlement Agreement

2. Land, Crop, Water and Air Compensation Agreement

(a) Appendix H(1)	Revised Land Use Rates Table
(b) Appendix H(2)	Revised Economic Trees Rates Table

Appendix I	Mine Closure Plan
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APPENDIX A
NRLLG RESOLUTION No.37/2004
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Appendix A
Resolution No: 37/2004

That the Tumbawinlam Assembly, endorsed and approved the Lihir Sustainable Development Plan (LSDP).

Moved: Member Suar

Seconded: Member Seksalan

All in favour.

7.	REPORTS

Nimamar Special Purposes Authority annual report 2003, the report was presented by the Manager Mr. Bualia. He than briefly went through the report for the members noting.

Resolution No: 38/2004

That the Tumbawinlam Assembly endorsed and approved the Nimamar Special Purposes Authority 2003 Annual Report.

Moved: Member Kolzik

Seconded: Member Butmakil

All in favour.

8.	AOB
8.1	Member Kolzik, requested the administration to write to the management NSPA to fast tract the construction of the members kit house.

8.2	Member Dardar some officers are not performing to their expectations, and, the administration should ensure these officers must attend to duties. He also raised, the probation period of three (3) months is over, and their performance should be reviewed.

8.3	Member Dardar, refer to his conversation with Mr. Kondiak on the equity payout. He said, Mr. Kondiak will be requesting a second listing from members.

8.4	Member Seksalan, raised can the administration brief the members of the operation of NIL.

8.5	Member Kare, asked what criteria was used to appoint board members to government establishment institutions.

8.6	In reply to both questions, Chairman Silul informed members the following.

APPENDIX B
STATUS STATEMENT
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Appendix B
INTEGRATED BENEFITS PACKAGE REVIEW
STATUS STATEMENT
ACKNOWLEDGED BY:
Nimamar Rural Local Level Government (NRLLG) and;
Lihir Mining Area Landowners Association (LMALA);
National Government (the State)
New Ireland Provincial Government (NIPG)
Lihir Gold Limited (Lihir)
RECITALS:
A.	On or around 26 April 1995, Lihir Management Company (LMC) acting for and on behalf of Lihir Gold Limited (LGL), Nimamar Development Authority (predecessor to NRLLG) and LMALA entered into an agreement known and referred to as the Integrated Benefits Package (IBP). The IBP contained all of Lihir’s agreements with, and commitments to, the Lihirian community, as well as a series of Memorandum of Agreement between the landowners, the local and provincial level governments and the State.

B.	The IBP provided for review by the parties of the commitments in the IBP after a period of five years had elapsed.

C.	The review process has been undertaken involving the Joint Negotiating Committee (JNC) representing NRLLG and LMALA on behalf of the Lihirian community, LMC for and on behalf of Lihir and representatives from the National Government and from the NIPG. The first formal meeting of all stakeholders took place at the Lihir Hotel in June 2001 .

D.	Discussions have proceeded on a regular basis since that date and as of the end of 2004 had reached a point where significant unresolved issues had prevented further progress.

E.	On 20th April 2005, the Minister for Mining sent a letter to the President of the NRLLG setting out proposals for the JNC, SML landowners and Lihir to consider to progress conclusion of the IBP review (“the proposals”). A copy of this letter is attached as Schedule A.

F.	On 24 April 2005, the Chairman of Lihir sent a letter to the Independent Chairman of the IBP Review process, Mr Brown Bai, setting out the terms of Lihir’s final offer made to NRLLG and LMALA in a meeting conducted on Lihir on 23 April, 2005 (“the offer”). A copy of the offer is attached as Schedule B.

G.	On 26th August 2005, the JNC presented its response at Kokopo, ENBP to the proposals and this JNC response was confirmed by letter dated the same day, a copy of which is attached as Schedule C.

H.	On 8th September 2005, Lihir sent a letter to the Independent Chairman of the IBP Review process, setting out its response to the JNC. This was

Integrated Benefits Package Review — Status Statement
accompanied by a draft Status Statement which was modified on 13th September 2005. A copy of this letter and the modified Status Statement is attached as Schedule D.

I.	On 23rd September 2005, the National Government sent a letter to the President of the NRLLG and the Chairman of the JNC setting out it’s response to the JNC Kokopo presentation. A copy of this letter is attached as Schedule E.

J.	By this document therefore the parties wish to confirm their understanding of the status of the various proposals, offers and responses and establish the steps to be undertaken to finalize the review process and enter into a final, detailed revised IBP agreement to allow for the implementation of commitments.
As at the date of this document the positions of the parties are as follows:
Lihir Gold Limited:
1.	The total financial commitment of Lihir under the IBP, for the period of five years from execution of formal agreements by Lihir and the JNC, shall consist of a total of:
(a)	K100 million, less agreed sums already expended in relation to the review process. These funds are to be directed to the implementation of the Lihir Sustainable Development Plan [LSDP] as developed through the IBP Review process and as may be endorsed by the parties thereto;

(b)	The amounts to be deducted, having already been incurred by the JNC as part of the review process and paid are;
(i)	K 715,000 for legal fees; and

(ii)	K 250,000 for travel costs (Kairiru trip).
(c)	Up to K7 million funding for equity participation in a sustainable, income generating business for Special Mining Lease (SML) affected landowners, together with certain due diligence costs set out more fully in the offer. This offeris conditional upon the SML landowners establishing an effective and transparent governance structure for the management of the SML landowners’ equity in whichever business venture is entered into using the K7 million funds.
2.	The MMC / MRO proposal as identified by the Minister for Mining and referred to in the LGL Chairman’s offer, shall be subject to a due diligence by a reputable accounting firm to determine the commercial viability of this proposal. Should the proposal prove to be not commercially viable, then another project will be identified and tested using the same process.
JNC on behalf of its stakeholders accepts Lihir’s total financial commitment described in 1 and 2 above on the conditions as described in a) and b) below:

2

Integrated Benefits Package Review — Status Statement
a)	JNC (assisted by Lihir) will reallocate the K100million to cater for the five chapters of the Revised IBP inline with the prioritized projects under the LSDP during the implementation planning process described below.

b)	The K20million annual allocations for the five year term of the Revised IBP from which drawdowns will be made to fund the projects prioritized for that year will be channeled and managed through a transparent and accountable mechanism that will be agreed to by the parties during the implementation planning process referred to below.
The setting of programme and project priorities within the five chapter LSDP, project budgets, methods of payment and accountability procedures along with the due diligence process associated with the equity participation (see 1(c) above) will be detailed during the implementation planning process to be concluded by the parties no later than 31st December 2005.
The draft programme in spreadsheet form which shall guide this process is attached to this document as schedule F.
     National Government
3.	Matters concerning the Memoranda of Agreement (MoA) between the State, NIPG, NRLLG and the LMALA signed in 1995 along with the rest of the IBP agreements will be negotiated by a complementary process consistent with the IBP Review progress.

4.	Matters concerning the outstanding Special Support Grant (SSG) payments due under the terms of the MoA between the State, NIPG, NRLLG and the LMALA will be negotiated by a complementary process consistent with the IBP Review progress.

5.	The procedure for release of the SSG funds will be negotiated between the State, NIPG, NRLLG and LMALA by a complementary process consistent with the IBP Review progress.
     New Ireland Provincial Government
6.	Matters concerning the reallocation of NIPG Royalties to implement the LSDP in New Ireland Province (NIP) will be negotiated between the NIPG and the NRLLG by a complementary process consistent with the IBP Review progress.

7.	Matters concerning the reallocation of NIPG royalties to the Namatanai District in the NIP will be negotiated between the NIPG and the NRLLG by a complementary process consistent with the IBP Review progress.

3

Integrated Benefits Package Review — Status Statement
Additional proposals from the Mining Minister outside Lihir’s final offer:
8.	The Geothermal Energy proposal as referred to by the Minister for Mining in his letter of April 20, 2005 whereby the minister proposed that Lihir allow a private company to buy and operate the geothermal energy generation plant, and facilitate land owner involvement in a joint venture arrangement.

9.	The Accommodation Lease proposal as referred to by the Minister for Mining in his letter of April 20, 2005 whereby the minister proposed that Lihir enter into long term contracts with the Lihirian land owners on all accommodation facilities in the mine township.
These proposals have been accepted by the JNC on the bases that there are no liabilities attaching to the Ministers proposals and that the projects must generate revenue for the SML landowners after the signing of the Revised IBP. These proposals will be further addressed with the Minister and Lihir during the implementation and planning process referred to in 2 above.
Additional claims raised by the JNC in its Kokopo presentation:
Joint Negotiating Committee:
10.	All amounts agreed to in the Revised IBP will be subject to C.P.I adjustment.

11.	Lihir to allocate and legally sub-lease land for accommodation and commercial purposes to Lakaka, small businesses, NSPA and LGPMKL in the Londolovit township.

12.	Capacity building program to be designed and implemented (consistent with the Lihir Sustainable Development Plan) by the JNC (assisted by Lihir, State, relevant State Agencies and where applicable by relevant professional consultants) for the Lihirian institutions.

13.	Consistent with the terms of the Londolovit Township Agreement Lihir will legally sub-lease land blocks in the plantation to the six main clans of Lihir.

14.	LBDAC be re-organised to include persons appointed by the six clans from their clan members and Chairman of the Pit & Stockpile and Plant Site committees.

15.	The Londolovit Plantation to be given back to the Londolovit Plantation landowners through the NRLLG.

16.	Lihir must commit to funding uncompleted commitments in the current IBP.

17.	Lihir to give the Supply and Procurement to Lakaka Hardware Limited.

4

Integrated Benefits Package Review — Status Statement
18.	Kuridala to increase its existing 6 haul trucks to 12 haul trucks, ail of which will be managed by Lakaka Civil and Construction Limited in line with its original intention as per the existing IBP.
The parties acknowledge that these issues includes issues that have been raised in relation to the IBP Review and issues that the parties acknowledge as issues that the parties are committed to discussing, all of which will be addressed by the parties in the implementation planning process described in 1. and 2.above.
Implementation Issues
19.	The parties acknowledge that this statement represents:
(a)	a conclusion to consultations in relation to the amount of direct LGL financial commitments resulting from the IBP review process;

(b)	and creates a contractual relationship between Lihir, LMALA and NRLLG only in relation to the Offer described and accepted in 1 and 2 above; and

(c)	a non contractual relationship between the parties and in respect of issues other than that referred to in 19(b), as these issues will be further addressed in the implementation planning process described in 1 and 2 above.
20.	The parties acknowledge that the Lihir Sustainable Development Plan and its components, in particular the Lihir Destiny Concept, will form the basis for the revised IBP as endorsed and adopted by the NRLLG through its assembly Resolution 38/2004 and the acceptance in principle contained in the letter from Lihir to the Chairman JNC dated October 7th 2004. Copy attached as schedule G to this document.

21.	The parties also acknowledge the necessity of incorporating the proposals and programmes proposed under the LSDP into the 2006 budget process of the NRLLG, the NSPA and for LGL. This will require the endorsement of the NRLLG of the programmes and projects in the final LSDP draft. The parties therefore commit to working together to achieve this to ensure that there is consistency between the projects that will be implemented under the LSDP and that there are no delays in the implementation of projects and programmes, subject to the requirements of the planning and budget process.

22.	It is acknowledged that some programs may require the commitment of start up funding in the current calendar year and this may be agreed by the parties by mutual consent during the budget preparation process referred to in clause 21 above.

23.	Subsequent to finalization of the IBP Review referred to in clause 20 above, and prior to its execution by the relevant parties, the resultant Memoranda of Agreement must be:
(a)	Accepted and agreed to by the Mining Warden.

5

Integrated Benefits Package Review — Status Statement
(b)	Endorsed by the full assembly of the NRLLG.

(c)	Accepted and agreed by LMALA executives.

(d)	The subject of an agreed community awareness programme, involving representatives from LMALA, NRLLG and Lihir and aimed at ensuring comprehensive understanding of the nature and substance of the agreement throughout the Lihirian community.
24.	Each of the parties to this statement shall pay their own expenses incidental to the review, the IBP and all activities referred to in this statement, including all fees of legal, financial or other advisers, unless the contrary is specifically referred to in this statement or otherwise agreed to in writing. The parties acknowledge that as recorded in the Minute of the IBP Review Meeting of 26-28 September 2005, Lihir will pay the travel and accommodation costs of parties attending the review of the MoA and IBP Review.

25.	The terms of this statement are not to be the subject of any announcement by the parties because they have been reached on a “commercial in confidence” basis and will remain so until all of the implementation issues described above have been carried out.
ACKNOWLEDGED by the following signatories on behalf of the entity whose name is set out opposite each signature;

Lihir Gold Limited	/s/Arthur Hood

Arthur Hood
Managing Director

Nimamar Rural Local Level Government	/s/ Hon Ambrose Silul MPA

Hon Ambrose Silul MPA
President

Lihir Mining Area Landowners Association	/s/ Marc Soipang

Marc Soipang
Chairman

6

Integrated Benefits Package Review — Status Statement

National Government	/s/ Stevie T. S. Nion

Stevie T. S. Nion
A / Secretary for Mining

New Ireland Provincial Government

Robinson Sirambat
Provincial Administrator

Witnessed by	/s/ Brown Bai CBE

Brown Bai CBE
Independent Chairman to
IBP Review
DATED: 9th day of November 2005

7

APPENDIX C
IBP TRUST ACCOUNT PROCEDURES
INTEGRATED BENEFITS PACKAGE — PROJECT MANAGEMENT

32

Appendix C
IBP TRSUST ACCOUNT PROCEDURES
Rules for Accessing LSDP Funds
Introduction
Annual funding under the revised Integrated Benefits Package (IBP) is allocated annually to fund projects and programs classified under five chapters of the Lihir Sustainable Development Plan (LSDP). Programs and projects under the first four chapters of the LSDP are planned for and administered by various Lihir Institutions, while the fifth chapter contains allocation to various landowner Trust Funds currently administered by Lihir Gold Limited. Whilst a number of institutions are involved in the implementation of the LSDP the process by which each of these institutions must follow to access funding shall be consistent with the Public Finances (Management) Act 1995.
The rational is all parties to the revised IBP agree that annual funding provided by LGL to the Lihir community in line with the revised IBP shall be treated in the same manner as public funds. Having said this, all parties endorsed that LSDP projects and programs that require funding under the revised IBP must be submitted annually by respective institutions to the NRLLG for consideration prior to annual planning and budgeting process. The LSDP Planning and Monitoring Committee shall review and sign off on the project documentation to ensure such projects and programs are in line with Lihir destiny concept before they are submitted to the NRLLG for approval and budget consideration.
The purpose of this document therefore is to outline this process so that each of these institutions, the NRLLG, LGL and most importantly the Lihir community is aware and understand this process.
Planning
Institutions responsible for each chapter shall ensure that all programs and projects are identified through a consultative process and plans are endorsed by an appropriate committee responsible for planning and implementing such projects and programs. Such committees include the Law & Order committee, Health Committee, Education Committee, Media Committee and other such committee established under the NRLLG. The exception will be chapter two and chapter four of the LSDP which are administered by LMALA executive and the Board of Directors of LSDP Ltd respectively. Such committees and institutions are referred to in this text as Project Owners.
Projects owners must prepare a project formulation document for each project or program identified using the approved Project Formulation Documentation Form (PFD). It is the responsibility of the project owner to submit PFD to the Sub District Administrator or Chairman of LMALA to sign off before submitting the same to the

1

LSDP Planning & Monitoring Committee for review. The LSDP Planning & Monitoring certifies that the project or program is in line with the LSDP concept before the documents are submitted to the NRLLG through its Finance Executive Committee for deliberation and approval. Submitted PFD documents that are not in line with the Lihir destiny concept will be referred back to the project owner.
Budget
Whether these projects and programs make it to the budget is a decision that will be made by the NRLLG based on expected revenue and Government priorities for the coming year. A copy of the NRLLG Budget shall be made available to the District Treasury and the LSDP Board of Trustees once the budget has been through the approval process.
Tendering
Consistent with the Public Finances (Management) Act 1995, any projects and or services that exceed certain levels of expenditures shall go before the appropriate tender board. The responsibility for administering the tender process rests with the Nimamar Special Purpose Authority (NSPA). Budgeted projects or services that fall within levels of authority where it needs to go on tender will not be funded until such time that the tender process has been completed.
Implementation
The Board of Trustees is a representative board responsible for administering the LSDP Trust (Investment) account. By Agreement Lihir Gold Limited is committed to paying K1.67 million a month to the LSDP Trust (Investment) account. As soon as the NRLLG annual budget is approved a copy of the budget must be submitted to the Board of Trustees who will deliberate on how the budget is funded. The Board of Trustees shall meet on a quarterly based to decide on release of funds to the LSDP trust account administered by the District Treasury Office where funds will be accessible to project owners to fund approved projects.
The establishment of the District Treasury Office is appropriate to provide the necessary financial system required by the NRLLG and the District Administration to streamline the management of these annual grants within the Government system. Additionally the installation of Government Accounting System (PGAS) in proportion to the trust instrument and instil financial management regulations consistent with the Public Financial Management Act will enhance efficiency and effective management of peoples funds. The District Treasury as required under the trust instrument is obligated to provide monthly and annually bank reconciliations and statements of receipts and payments as directed.
Monitoring
The LSDP Planning and Monitoring Committee is a representative body set up specifically to ensure that all projects and programs recommended for funding are in line with the LSDP and that funds allocated are spent only on these projects and programs and not redirected to expenditures deemed inconsistent to the Lihir destiny.

2

During the implementation period, monitoring needs to be done to ensure that the communities are indeed receiving quality services and that good value is achieved; the contract should specify concrete results, or “benchmark”, that will be achieved at certain point in time. This will make monitoring easier and more neutral. Those responsible for monitoring need to check whether “benchmarks” have been achieved, if not District Treasury shall be advised to withhold the final payment until they are satisfied that the quality of goods or services meet expectations outlined in the scope.
NOTE: This IBP Trust Account Procedures Manual will be refined by the LSDP Planning & Monitoring Committee when the committee is established.

3

File: LSDP Trust Flow Chart vers 1 January 12, 2007	LSDP Project Approval and Funding Flowchart

APPENDIX D
HEADS OF AGREEMENT
INTEGRATED BENEFITS PACKAGE – PROJECT MANAGEMENT
33

Appendix D
HEADS OF AGREEMENT
This document sets out the main principles of agreement reached in relation to various issues concerning landowner equity in Lihir Gold Limited (“LGL”).
The parties intend that this document will be used as the basis for further discussions and implementation of the transactions contemplated, and also for discussions with the European Investment Bank.
These terms are not legally binding. No legal obligation arises unless and until formal agreements are signed by the relevant parties. No representation is made as to whether or not formal agreements will be entered into.
This document may be signed in counterparts, which taken together will comprise the original document. The document will be complete when all parties have signed.
DATE 28 March, 2003
PARTIES
The Independent State of Papua New Guinea (“State”) (represented by the Department of Treasury and the Department of Mining)
Nimamar Rural Local Level Government (“NRLLG”) (as representatives of the Lihirian Community)
Mineral Resources Development Company Limited (“MRDC”)
Mineral Resources Lihir Limited (“MRL”) (as trustee of the Deed of Settlement — Lihirians Equity Trust dated 14 August 1997 between Robin Moaina CBE as Settlor and MRL as Trustee)
Lihir Mining Areas Landowners Association (“LMALA”) (as representatives of the Lihir Mining Affected Areas)
Lihir Management Company Limited (“LMC”) as agent for and on behalf of Lihir Gold Limited (“LGL”)
BACKGROUND
A.	MRL holds 77,169,431 ordinary shares in LGL (representing 6.76% of the issued share capital) which are held on trust for the beneficiaries under the Lihirian Equity Trust, who are Lihirian landowners.

B.	MRL financed its acquisition of shares in LGL during 1995 using funds borrowed by MRDC from European Investment Bank (“EIB”), which were on-lent by MRDC to MRL , details of which are included in an On-lending Agreement dated 12 July 1996.

C.	In the absence of dividend income MRL has not made repayments of principal or interest of its loan from MRDC.

D.	MRL has not met its management fees and associated administrative costs accrued to MRDC.

E.	Notwithstanding the non-payment referred to in paragraph C, MRDC has (with the approval of and assistance from the State) made repayments of principal and interest due to EIB.

F.	A Joint Negotiating Committee was established, consisting of representatives of LMALA and NRLLG as representatives of the Lihirian Community, for the purpose of negotiating with the State and LGL the review of the Integrated Benefits Package Agreements (“IBP”).

G.	During the review of the IBP, the issue of Lihirian equity and the settlement of the EIB loan became a significant issue which was beyond the scope of the State/LGL IBP Review Team to resolve. A special LGL Board subcommittee, the Secretary of the Department of Mining and representatives from MRDC and the Department of Treasury have been involved in discussions towards a resolution of the equity issue since March 2002.

H.	At a meeting in Kokopo on 14 January 2003, the JNC discussed a proposal to sell down MRL equity to a minimum 5.2% conditional upon 6 conditions being met.

I.	A Special Working Group (“SWG”) was established to address the implementation of the 6 conditions of the JNC’s acceptance of the equity sell down as described in the letter from the State and LGL to the JNC of 28 January 2003. The SWG comprises representation from the JNC, LMC, Department of Mining, Department of Treasury, MRDC, and an independent Chairman.

J.	The JNC responded to the Minister for Finance & Treasury, the Minister for Mining and the Chairman of LGL on 3 February 2003 outlining the JNC’s understanding of the State and LGL position on acceptance of the 6 conditions.

K.	Funding will be made available to establish an investment fund out of which future instalments of principal and interest shall be made directly to the EIB, subject to agreed modification or removal of the on-lending agreements and charge over the remaining MRL equity.
PRINCIPLES AGREED
1.	OWNERSHIP, ESTABLISHMENT AND MANAGEMENT OF INVESTMENT ACCOUNT

Subject to any requisite regulatory approvals by the Bank of PNG, a Euro denominated bank account will be established in the name “MRL-Lihirian Investment Account” for the proceeds of sale referred to in clause 2 (“Investment Account”). This bank account will be managed by an investment account committee (“Investment Account Committee”) which comprises one representative from each of:
•	MRL;

•	MRDC; and

•	LGL.

2.

2.	SELLDOWN OF MRL EQUITY

On the basis of satisfactory exchange rates and share price, MRL will sell down its equity in LGL to a level no less than 5.2% of the total equity and:
•	the sale price and arrangements for doing so will be co-ordinated by MRL and MRDC;

•	MET, will seek to obtain the best price obtainable to sell the relevant shares;

•	the net proceeds of sale will be converted into Euros and paid to the credit of the Investment Account; and

•	The Investment Account Committee can only use funds to service the loan and when the loan is discharged any residual funds must go to an account managed by MRL on behalf of the Lihirian community in accordance with the trust deed as amended.
3.	STATE/ MRDC GRANT

The State and MRDC agree to write-off and release MRL:
•	from 100% of liability in respect of interest payments made by MRDC to EIB prior to 15 December 2001;

•	from 100% of liability in respect of the principal and interest repayment made to EIB in December 2001;

•	from 50% of liability in respect of the principal and interest repayment made to EIB in December 2002; and

•	from 100% of liability in respect of management fees and associated administrative costs incurred to MRDC prior to the establishment of the Investment Account, totalling PGK19,151,518.00.

It is acknowledged that the State and MRDC will meet to address the internal accounting issues with respect to the December 15, 2002 principal and interest payment and associated costs.

4.	LGL COMMUNITY SUPPORT GRANT

LGL will give MRL amounts of money to be applied as follows:
•	PGK3,532,759.00, (which MRL directs be paid to MRDC), representing 50% of the debt incurred by MRL to MRDC resulting from the repayment made to EIB in December 2002; and

•	US$2,635,000 to be paid into the Investment Account,
(“Community Support Grant”)

3.

The purpose of the Community Support Grant is to assist MRL and the Lihirian Equity Trust to be financially self sufficient in respect of the repayment of its loan from MRDC, and is given in recognition of the importance of the Lihirian Community in the success of the Lihir mine. Payment of the Community Support Grant in to the Investment Account will be made as soon as practicably possible after the sale of the MRL shares and transfer of the proceeds in to the Investment Account.

Interest will begin to accrue on all amounts (sale proceeds and Community Support Grant) from the time they are deposited in to the Investment Account.

In the event that MRL sell down its equity in a number of tranches, payment of the Community Support Grant will be made in to the Investment Account at a percentage equal to the percentage of MRL shares sold and the proceeds of which are paid in to the investment account. At the time that MRL has sold sufficient shares to meet the needs of repayment of the loan, LMC will make payment into the Investment Account any residual amount remaining of the Community Support Grant.

In addition, LMC will pay the amount of interest in to the Investment Account to a level that would exist if the entire Community Support Grant was paid in to the Investment Account at the time the first MRL shares were paid in to the Investment Account. The interest rate used by LMC will be that rate applied by the bank to the Investment Account.

The amount of interest must be calculated on the sum of the total Community Support Grant and the proceeds of the sale from MRL’s shares in to the Investment Account.

For completeness, the amount of additional interest LMC will contribute to the Investment Account is calculated as follows (on the date of each sale of shares):

(US$ 2.635 million — LP) x IADIR x NDSLS

where:

LP	=	LMC payments already made into Investment Account;

IADIR	=	Investment Account daily interest rate;

NDSLS	=	Number of days since last share sale.
5.	NO DILUTION OF MRL EQUITY

LGL and the State agree that MRL’s equity proportion of no less than 5.2% will not be diluted to a level less than 5.2% due to any need by LGL to raise equity in the Lihir project after the selldown referred to in paragraph 2 subject to the following matters:
•	this obligation only applies to any mining activity, whether land or sea based, on the Lihir Group of Islands;

•	this obligation does not apply to any new project outside Lihir Island, for example where the Board of LGL acquire a new mine or exploration rights outside the Lihir Group of Islands; and

4.

•	implementation will be subject to obtaining any necessary approvals including, if applicable, approval from other shareholders.
6.	AMENDMENT TO EQUITY TRUST DEED OF SETTLEMENT

The State (with the support of LGL) agrees that the Deed of Settlement — Lihirian Equity Trust be amended and varied to be consistent with general principles of the Lihir Strategic Development Concept and the Long Term Investment Fund (“LTIF”) to the extent possible by relevant law.

Since this request will take considerable time to evaluate and bring into effect, the issues associated with changing the Trust Deed are to be dealt with by the SWG.

Both the State and LGL are of the opinion that several issues in particular need to be fully addressed within the SWG including, but not limited to:
•	good governance of the highest standard of the Trust and LTIF;

•	no payment or benefit to individuals or select groups, specifically from the LTIF;

•	funding of administration and management of MRL;

•	details on the value and mechanisms for investment and draw down of the LTIF; and

•	at the request of the Lihirians in a manner consistent with the new Trust Deed, the Trustees to be given the ability and authority to sell shares.
Given the need to jointly communicate with the community the SWG will also be charged with the task of coordination of the content and delivery of community information programs regarding equity resolution and associated matters.

7.	LIHIRIAN REPRESENTATION ON LGL BOARD

Working on advice from the JNC Executive, the SWG will develop a protocol for the nomination of one Lihirian representative to the Board of Directors of LGL, acknowledging that:
•	this protocol will be subject to approval by the LGL Board;

•	the appointment of any director is subject to approval by the shareholders of LGL in annual general meeting;

•	LGL will consider any necessary amendment to the constitution of LGL to reflect such changes, subject to approval by the necessary majority of shareholders; and

•	all directors are subject to periodic re-election in accordance with the constitution of LGL.
8.	LIHIR NON-MINING ACTION PLAN

LGL and NRLLG will each initially contribute K50,000 per quarter to the Lihir Non-Mining Action Plan, provided that the total support (across the operational office,

5.

LMALA or any other representative organisation) does not exceed the current regular support payments and that the NRLLG are in agreement on the understanding that the operational, financial and other administrative arrangements will be detailed within the final IBP Review documents.

9.	PROJECT EXPANSION

The Lihirian Community, LMALA, NRLLG and MRL support, in principle, possible expansion of the Lihir project, but only after all issues have been adequately considered, and relevant approval and consultative processes completed in a manner consistent with the principles of the Lihir Strategic Development Concept.
ACKNOWLEDGMENT
The parties agree with the principles and terms set out in this document.

/s/ Koiari Tarata For and on/behalf of Department of Treasury	/s/ Kuma Aua, OBE For and on behalf of Department of Mining

/s/ Abrose Silul For and on behalf of Nimamar Rural Local Level Government (as representatives of the Lihirian Community)	/s/ John Kaupa For and on behalf of Mineral Resources Development Company Limited

/s/ William Boas For and on behalf of Mineral Resources Lihir Limited	/s/ Marc Soipang For and on behalf of the Lihir Mining Areas Landowners Association (as representatives of the Lihir Mining Affected Areas)

/s/ Neil Swan For and on behalf of Lihir Management
Company Limited as agent for and on behalf of Lihir Gold Limited

6.

APPENDIX E
FIVE YEAR CHAPTER SPREAD SHEETS

1.	Appendix E(1)	Five Year Spread Sheet for Chapter 1
2.	Appendix E(2)	Five Year Spread Sheet for Chapter 2
1.	Appendix E(3)	Five Year Spread Sheet for Chapter 3
2.	Appendix E(4)	Five Year Spread Sheet for Chapter 4
5.	Appendix E(5)	Five Year Spread Sheet for Chapter 5
INTEGRATED BENEFITS PACKAGE – PROJECT MANAGEMENT
34

Appendix E(1)
LIHIR SUSTAINABLE DEVELOPMENT PLAN — CHAPTER ONE (1) ANNUAL ALLOC: K7,879,000.00

Project				2006	2007	2008	2009	2010	Prog/Project
ID			Programmes and Projects Description	Estimate	Estimate	Estimate	Estimate	Estimate	Total

1)			Capacity Building Program
	1.1		Specific Projects
	a	)	Capacity Building Consultants	315,000	NIL	NIL	NIL	NIL	315,000
	b	)	Training Program		NIL	NIL	NIL	NIL	NIL
	c	)	Media -FM Lihir&Newspaper	1,000,000	NIL	NIL	NIL	NIL	1,000,000
	d	)	Treasury Office Upgrade	150,000	NIL	NIL	NIL	NIL	150,000
	e	)	Policy,Planning & Monitoring	NIL	180,000	180,000	180,000	180,000	900,000
	f	)	Social Monitoring (sealanes,Airways&Movement)	NIL	NIL	NIL	NIL	NIL	NIL
	h	)	Integrated Agriculture Training Program	600,000	150,000	100,000	100,000	100,000	1,500,000
	I	)	Ward Budgets(VDS inclusive)	6,131,150	6,731,150	6,731,150	6,731,150	6,731,150	33,655,750
	j	)	Marahun Housing Maintenance	NIL	NIL	NIL	NIL	NIL	NIL
	I	)	Land Acquisitions	NIL	NIL	NIL	NIL	NIL	NIL
			Sub Total
	1.2		Institutional Support&Strengthening	(TO FULFILL THE MEANING OF MOUs)
	a	)	Nimamar Rural LLG Secretariat	NIL	107,850	107,850	107,850	107,850	539,250
	b	)	Nimamar Special Purposes Authority	100,000	NIL	NIL	NIL	NIL	100,000
	c	)	Nimamar Rural LLG Administration(Lihir Sub Dist.Office)	NIL	NIL	NIL	NIL	NIL	NIL
	d	)	Mining&Liaison	NIL	NIL	NIL	NIL	NIL	NIL
	e	)	Department of Environment	NIL	NIL	NIL	NIL	NIL	NIL
	f	)	Department of Labour&Employment	NIL	NIL	NIL	NIL	NIL	NIL
	h	)	Lihir District Court (Magisterial Services)	NIL	NIL	NIL	NIL	NIL	NIL
	i	)	Department of Police	NIL	NIL	NIL	NIL	NIL	NIL
			Sub Total	100,000	387,850	387,850	387,850	387,850	1,651,400

2)			Community Development Funds
			Health	190,000	190,000	190, 000	190, 000	190, 000	950,000
			Lihir Ring Road	190,000	190,000	190, 000	190, 000	190, 000	950,000
			Other Community Projects(Educ. Inclusive)	380,000	380,000	380, 000	380, 000	380, 000	1,900,000
			Sub Total	760,000	760,000	760, 000	760, 000	760, 000	3,800,000

			TOTAL (PGK	7, 879, 000	7, 879, 000	7, 879, 000	7, 879, 000	7, 879, 000

LIHIR SUSTAINABLE DEVELOPMENT PLAN — 2006 IMPLEMENTATION SCHEDULE

Chapt	Project		Programme	2006	Spent to	Unspent	Implementation Schedule - 2006
No.	ID		Project Description	Estimate	Date	IBP Balance	September				October				November				December
	1.1		Social Infrastructure				1	2	3	4	1	2	3	4	1	2	3	4	1	2	3	4
	a	)	Power Electrification — F/Study	130,000	0	130,000
	b	)	FM Lihir	1,000,000	34,050.00	965,950
	c	)	Other Infrastructure(Treas. U/grade)	150,000	51,361.00	98,639
			Sub Total	1,280,000	85,411.00	1,194,589
	1.2		LSDP Projects & Programmes
	a	)	V/Dev.Sytm — LGL ongoing comt	1,200,000	276,419	923,581
	b	)	Planing & Monitoring Office	180,000		180,000
			Sub Total	1,380,000	276,419	1,103,581
	1.3		CDF Projects&Programmes
	a	)	Lihir Res.Centre	20,000	0	20,000
	b	)	Lihir High School Grant	25,000	0	25,000
	c	)	Education Subsidies	75,000	0	75,000
	d	)	Lihir Teachers’ Inservice	10,000	0	10,000
	e	)	Elementary Coordination Training	25,000	0	25,000
	f	)	N/Ailan Save&Loans-Lihir Branch	9,000	0	9,000
	g	)	Primary School Inspection	11,000	0	11,000
One(1)	h	)	Primary T/Up Schools Admin-x3	15,000	0	15,000
	i	)	Lihir Ring Road	190,000	0	190,000
	j	)	Health Projects&Programmes	190,000	0	190,000
			Sub Total	570,000	0	570,000
	1.4		Capacity Building
	a	)	Inst.Support&Strenghtening	230,000	0	230,000
	b	)	Training	95,000	0	95,000
	c	)	Policies&Systems	90,000	0	90,000
			Sub Total	415,000	0	415,000
	1.5		Ward Projects&Programmes
			Ward 1 to Ward 16	6,731,150	184,427	6,386,723

	Grand Total for Chapter One(1)					K9,669,893.00

Nimamar Rural Local-Level Government P.O.Box 81,LONDOLOVIT, Lihir Island,NIP
Ph:(675) 9864119 Fax:(675)864118

Appendix E(2)

LMALA CHAPTER 2 - LMALA		Budget FORECAST 2006 -2010
		Total
	Project Description	Allocation	2006	2007	2008	2009	2010
1.0.0	ONE: CAPACITY BUILDING PROJECTS.	22,550,000						0
1.0.1	Administration							0	800,000
	Present Administration cost	1,600,000	800,000	800,000				1,600,000	6,925,000
	Administration Cost after Capacity Building	10,000,000		2,500,000	2,500,000	2,500,000	2,500,000	10,000,000	5,125,000
	Staff Cost
	Consultancy Fees(Mentors, Coaches, Consultants).	1,200,000		300,000	300,000	300,000	300,000	1,200,000	4,725,000
	Operational Cost	400,000		100,000	100,000	100,000	100,000		0
	Executive Housing Package	1,750,000		1,000,000	250,000	250,000	250,000	1,750,000	800,000
								0	5,125,000
	Physical Capital Cost.
	Feasibility Study Fee.	1,000,000		200,000	250,000	300,000	250,000	1,000,000	2,000,000
	Land Allocation
	Land Preperation	1,500,000		375,000	375,000	375,000	375,000	1,500,000	1,500,000
	Office Extension	500,000		500,000	0	0	0	500,000	500,000
	Housing	1,000,000		400,000	400,000	200,000	0	1,000,000	1,000,000
	Vehicles	800,000		200,000	200,000	200,000	200,000	800,000	800,000
	Office Equipments & Stationeries	300,000		75,000	75,000	75,000	75,000	300,000	300,000
	Maintenance	600,000			200,000	200,000	200,000	600,000
	Contigency	1,500,000		375,000	375,000	375,000	375,000	1,500,000	1,500,000

1.0.4	Capacity Building within the Specific Issues Communities.							0	4,975,000
1.05	Training	400,000		100,000	100,000	100,000	100,000	400,000	4,725,000

	Sub-Total	22,550,000	800,000	6,925,000	5,125,000	4,975,000	4,725,000	22,550,000

2.0.0	TWO: AWARENESS PROJECT.	400,000							0
2.0.1	Awareness to the Specific Issues landowners			100,000	100,000	100,000	100,000	400,000
2.0.2	Awareness to the 8 Specific Issues committee members.							0	0
2.0.3	Awareness to NRLLG								0
2.0.4	Awareness to LGL								0
	Sub-Total	400,000		100,000	100,000	100,000	100,000	400,000	0

3.0.0	Putput Ladolam Relocation Programs	3,000,000
3.1.0	THREE: SELF RELIANCE PROJECTS.	1,890,000						0	3,000,000
	Self Reliance Projects.							0	562,000

		Total
	Project Description	Allocation	2006	2007	2008	2009	2010
3.1.1	Mental Development Programs	130,000	30,000	30,000	30,000	20,000	20,000	130,000	1,062,000
3.1.2	Physical Development Programs	600,000	100,000	190,000	100,000	200,000	10,000	600,000	462,000
3.1.3	Spiritual Development Programs	30,000	6,000	6,000	6,000	6,000	6,000	30,000	552,000
3.1.4	Emotional Development Programs	30,000	6,000	6,000	6,000	6,000	6,000	30,000	362,000
3.1.5	Financial Development Programs.	1,100,000	300,000	200,000	200,000	200,000	200,000	1,100,000
	Self Reliance Projects total.							1,890,000
3.1.6	Financial Independence Projects.	1,110,000	120,000	630,000	120,000	120,000	120,000
	MEDIUM TERM PROGRAMS.
	Land Purchase.	500,000	0	500,000	0	0	0	500,000
	Savings
	* LGL Component	470,000	100,000	100,000	90,000	90,000	90,000	470,000
	* Land Owners Component
	Organise & Use of Tangible and intangible resources	140,000	20,000	30,000	30,000	30,000	30,000	140,000
	LONG TERM PROGRAMS.
	Investment Vehicles.(Businesses, Real Estate, Stocks, Bonds,Mutual Funds)							0
								1,110,000
	Sub-total	3,000,000	562,000	1,062,000	462,000	552,000	362,000	3,000,000

3.2.0	Putput Plantsite Programs	10,750,000							31,100,000
	Self Reliance Projects.	9,600,000							3,042,000
3.2.1	Mental Development Programs	100,000	20,000	20,000	20,000	20,000	20,000	100,000	3,752,000
3.2.2	Physical Development Programs	1,090,000	200,000	300,000	200,000	200,000	190,000	1,090,000	3,142,000
3.2.3	Spiritual Development Programs	30,000	6,000	6,000	6,000	6,000	6,000	30,000	3,042,000
3.2.4	Emotional Development Programs	30,000	6,000	6,000	6,000	6,000	6,000	30,000	3,022,000
3.2.5	Financial Development Programs.	1,200,000	200,000	300,000	300,000	200,000	200,000	1,200,000
	Inconvenience Allowances	7,250,000	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	7,250,000
	Self Reliance Projects Total.							9,700,000
3.2.6	Financial Independence Projects.
	MEDIUM TERM PROGRAMS.
	Land Purchase.	500,000	0	500,000	0	0	0	500,000
	Savings
	* LGL Component	500,000	100,000	100,000	100,000	100,000	100,000	500,000
	* Land Owners Component
	Organise & Use of Tangible and intangible resources	50,000	10,000	20,000	10,000	10,000	0	50,000
	LONG TERM PROGRAMS.
	Investment Vehicles.(Businesses, Real Estate, Stocks, Bonds,Mutual Funds)							0
								1,050,000
	Sub-total	10,750,000	3,042,000	3,752,000	3,142,000	3,042,000	3,022,000	10,750,000

3.3.0	PIT AND STOCKPILE	11,450,000	Pit K4,450,000 + .	MMC/MRO	K7,000,000
	Self Reliance Projects.								22,900,000
3.3.1	Mental Development Programs	120,000	20,000	25,000	25,000	25,000	25,000	120,000	600,000

		Total
	Project Description	Allocation	2006	2007	2008	2009	2010
3.3.2	Physical Development Programs	1,000,000	200,000	200,000	200,000	200,000	200,000	1,000,000	8,225,000
3.3.3	Spiritual Development Programs	60,000	10,000	20,000	10,000	10,000	10,000	60,000	1,215,000
3.3.4	Emotional Development Programs	70,000	10,000	20,000	20,000	10,000	10,000	70,000	705,000
3.3.5	Financial Development Programs.	1,000,000	200,000	200,000	200,000	200,000	200,000	1,000,000	705,000
	MMC/MRO Deal	7,000,000	0	7,000,000	0	0	0	7,000,000
	Self Reliance Project Total							9,250,000
3.3.6	Financial Independence Projects.
	MEDIUM TERM PROGRAMS.
	Land Purchase.	1,000,000	0	500,000	500,000	0	0	1,000,000
	Savings
	* LGL Component	900,000	100,000	200,000	200,000	200,000	200,000	900,000
	* Land Owners Component
	Organise & Use of Tangible and intangible resources	300,000	60,000	60,000	60,000	60,000	60,000	300,000
	LONG TERM PROGRAMS.
	Investment Vehicles.(Businesses, Real Estate, Stocks, Bonds,Mutual Funds)		0					0
								2,200,000
	Sub-Total	11,450,000	600,000	8,225,000	1,215,000	705,000	705,000	11,450,000

3.4.0	Kapit Relocation	2,900,000						0
	Self Reliance Projects.								5,800,000
3.4.1	Mental Development Programs	120,000	24,000	24,000	24,000	24,000	24,000	120,000	512,000
3.4.2	Physical Development Programs	1,000,000	200,000	200,000	200,000	200,000	200,000	1,000,000	822,000
3.4.3	Spiritual Development Programs	20,000	4,000	4,000	4,000	4,000	4,000	20,000	522,000
3.4.4	Emotional Development Programs	20,000	4,000	4,000	4,000	4,000	4,000	20,000	522,000
3.4.5	Financial Development Programs.	1,000,000	200,000	200,000	200,000	200,000	200,000	1,000,000	522,000
	Self Reliance Total							2,160,000
3.4.6	Financial Independence Projects.
	MEDIUM TERM PROGRAMS.
	Land Purchase.	300,000	0	300,000	0	0	0	300,000
	Savings
	* LGL Component	300,000	60,000	60,000	60,000	60,000	60,000	300,000
	* Land Owners Component
	Organise & Use of Tangible and intangible resources	140,000	20,000	30,000	30,000	30,000	30,000	140,000
	LONG TERM PROGRAMS.
	Investment Vehicles.(Businesses, Real Estate, Stocks, Bonds,Mutual Funds).		0					0
	Sub-total	2,900,000	512,000	822,000	522,000	522,000	522,000	2,900,000

3.5.0	Londolovit Community River.	3,100,000
	Self Reliance Projects.
3.5.1	Mental Development Programs	150,000	30,000	30,000	30,000	30,000	30,000	150,000
3.5.2	Physical Development Programs	1,000,000	200,000	200,000	200,000	200,000	200,000	1,000,000	6,200,000
3.5.3	Spiritual Development Programs	25,000	5,000	5,000	5,000	5,000	5,000	25,000	500,000

		Total
	Project Description	Allocation	2006	2007	2008	2009	2010
3.5.4	Emotional Development Programs	25,000	5,000	5,000	5,000	5,000	5,000	25,000	800,000
3.5.5	Financial Development Programs.	1,400,000	200,000	300,000	300,000	300,000	300,000	1,400,000	600,000
	Self Relaince Sub- total							2,600,000
3.5.6	Financial Independence Projects.								600,000
	MEDIUM TERM PROGRAMS.								600,000
	Land Purchase.	200,000	0	200,000	0	0	0	200,000
	Savings
	* LGL Component	200,000	40,000	40,000	40,000	40,000	40,000	200,000
	* Land Owners Component
	Organise & Use of Tangible and intangible resources	100,000	20,000	20,000	20,000	20,000	20,000	100,000
	LONG TERM PROGRAMS.
	Investment Vehicles.(Businesses, Real Estate, Stocks, Bonds,Mutual Funds)							0
	Sub-Total	3,100,000	500,000	800,000	600,000	600,000	600,000	3,100,000

3.6.0	Londolovit Plantation	2,540,000
	Self Reliance Projects.			,
3.6.1	Mental Development Programs	80,000	10,000	20,000	20,000	20,000	10,000	80,000	5,080,000
3.6.2	Physical Development Programs	1,000,000	200,000	200,000	200,000	200,000	200,000	1,000,000	462,000
3.6.3	Spiritual Development Programs	30,000	6,000	6,000	6,000	6,000	6,000	30,000	692,000
3.6.4	Emotional Development Programs	30,000	6,000	6,000	6,000	6,000	6,000	30,000	492,000
3.6.5	Financial Development Programs.	900,000	180,000	200,000	200,000	160,000	160,000	900,000	452,000
	Self Reliance Sub- Total							2,040,000
3.6.6	Financial Independence Projects.								442,000
	MEDIUM TERM PROGRAMS.
	Land Purchase.	200,000		200,000				200,000
	Savings
	* LGL Component	200,000	40,000	40,000	40,000	40,000	40,000	200,000
	* Land Owners Component
	Organise & Use of Tangible and intangible resources	100,000	20,000	20,000	20,000	20,000	20,000	100,000
	LONG TERM PROGRAMS.
	Investment Vehicles.(Businesses, Real Estate, Stocks, Bonds,Mutual Funds)		0					0
	Sub-Total	2,540,000	462,000	692,000	492,000	452,000	442,000	2,540,000

3.7.0	Kunaye Airport.	1,000,000
	Self Reliance Projects.
3.7.1	Mental Development Programs	50,000	10,000	10,000	10,000	10,000	10,000	50,000
3.7.2	Physical Development Programs	390,000	40,000	100,000	100,000	100,000	50,000	390,000	2,000,000
3.7.3	Spiritual Development Programs	20,000	4,000	4,000	4,000	4,000	4,000	20,000	158,000
3.7.4	Emotional Development Programs	20,000	4,000	4,000	4,000	4,000	4,000	20,000	248,000
3.7.5	Financial Development Programs.	250,000	50,000	50,000	50,000	50,000	50,000	250,000	218,000
	Self Reliance Projects Sub Total.							730,000
3.7.6	Financial Independence Projects.								218,000

	Total
Project Description	Allocation	2006	2007	2008	2009	2010
MEDIUM TERM PROGRAMS.								158,000
Land Purchase.	20,000	0	20,000				20,000
Savings
* LGL Component	200,000	40,000	40,000	40,000	40,000	40,000	200,000
* Land Owners Component
Organise & Use of Tangible and intangible resources	50,000	10,000	20,000	10,000	10,000	0	50,000
LONG TERM PROGRAMS.
Investment Vehicles.(Businesses, Real Estate, Stocks, Bonds,Mutual Funds)		0					0
							270,000
Sub-Total	1,000,000	158,000	248,000	218,000	218,000	158,000	1,000,000

TOTAL KINA	57,690,000	6,636,000	22,626,000	11,876,000	11,286,000	10,636,000		63,060,000

Appendix E(3)

NIMAMAR SPECIAL PURPOSE AUTHORITY
Budget Projection - 2007 -2010

Revenue Code	ESTIMATE REVENUE FORECAST - 2007 - 2010

LIHIR - IBP	Allocation from the IBP Budget	2,500,000	2,500,000	2,500,000	2,500,000	2,500,000	12,500,000
	Balance carried forward in 2006		2,500,000				12,500,000

Total Estimated Revenue for 2007			5,000,000				5,000,000

	ESTIMATE EXPENDITURE - 2007 - 2010
Cost Code	PARTICULARS	2005 EST	2006 EST	2007 EST	2008 EST	2009 EST	2010 EST	TOTAL

3	Finance & Administration
3.1.1	Administration Grant			450,000	300,000	250,000	250,000	1,250,000
3.1.2	Capacity Building			80,000				80,000
3.1.3	Systems & Policies			30,000				150,000
3.1.4	Training			80,000				80,000
3.1.5	Monitoring & Evaluation			20,000				20,000
3.1.6	Awareness			20,000				20,000
				680,000	300,000	250,000	250,000	1,600,000

	Projects Grants
3.2.1	Temporary office Infrastructure			250,000	250,000	250,000	250,000	1,000,000
3.2.2	Staff Accommodation			250,000	250,000	250,000	250,000	1,000,000
3.2.3	Logistic support (Vehicle, Boat)			200,000	200,000	200,000	200,000	800,000
3.2.4	Feasibility design (LRRd)			200,000	200,000	200,000	200,000	800,000
3.2.5	Rural Electrification Extension			110,000	110,000	110,000	110,000	440,000
3.2.6	Feasibilty Design Const (Hurtol)			250,000	250,000	250,000	250,000	1,000,000
3.2.7	Feasibilty Design Const (Samo, Mazuz)			100,000	100,000	100,000	100,000	400,000
3.2.8	Feasibilty Design Const Jetties (Islands)			200,000	200,000	200,000	200,000	800,000
3.2.9	Survey Existing Infrastructure & Dev Program			100,000	100,000	100,000	100,000	400,000
3.2.10	VDS Housing Scheme Implementation			100,000	100,000	100,000	100,000	400,000
3.2.11	Feasibility design, Const (Water supply)			60,000	60,000	60,000	60,000	240,000
				1,820,000	1,360,000	1,360,000	1,360,000	5,900,000

		EST BUDGET		7,500,000	1,660,000	1,610,000	1,610,000	12,500,000

Appendix E(4)

LIHIR SUSTAINABLE DEVELOPMENT LIMITED
Budget Projection - 2007 -2010

Revenue Code	ESTIMATE REVENUE FORECAST - 2007 - 2010

LIHIR - IBP	Allocation from the IBP Budget	2,676,000	2,676,000	2,676,000	2,676,000	2,676,000	13,380,000
	Balance carried forward in 2006		383,163				13,380,000

Total Estimated Revenue for 2007			452,163

	ESTIMATE EXPENDITURE - 2007 - 2010
Cost Code	PARTICULARS	2005 EST	2006 EST	2007 EST	2008 EST	2009 EST	2010 EST	TOTAL

4	Finance & Administration
4.1.1	Administration Grant		69,000	331,000	200,000	200,000	200,000	1,000,000
4.1.2	Consultancy Fees		5,000	100,000	100,000	100,000	100,000	405,000
4.1.3	Personal Viability Courses (Lihir Training Scholarship)			400,000	—	—		150,000
4.1.4	PV Homeschool (Monitoring & Evaluation)			50,000	50,000	50,000	50,000	200,000
4.1.5	Awareness Programs			50,000	9,000	9,000	9,000	77,000
4.1.6	Land Registration/Legal Property System			100,000	30,000	30,000	30,000	190,000
4.1.7	PV Database System			50,000	10,000	10,000	10,000	80,000
4.3.8	Entrepreneurial Class Development			100,000	10,000	10,000	10,000	130,000
			74,000	1,081,000	399,000	409,000	409,000	2,232,000

	Holistic Human Development
4.2.1	PV & EBD TOT ( Kairiru Island)		120,163	150,000	100,000	100,000	100,000	570,163

	Economic Development for Communities
4.3.1	Feasibility for Chicken & Piggery (Topo Survey & Outgrowers Program)		205,000	200,000				405,000
4.3.2	Lihir Integrated Livestock Limited (Establishment Grant)			200,000	6324837			6,524,837
4.3.3	Feasibility — Lihir Savings & Loans (Establishment Grant)		53,000	200,000	100000			353,000
4.3.4	Lihir Finance Feasibility Study			100,000	200,000			300,000
4.3.5	Feasibility — National Distribution Centre			100,000	200000			300,000
4.3.6	Feasibility — Niu Island Grasruts Hausing Skim			100,000				100,000
4.3.7	PV Homeschools establishment			600,000	250,000	70,000		920,000
			258,000	1,500,000	7,074,837	70,000	0	8,902,837

	Infrastructures Development for LSDL
4.4.1	Office Infrastructure			300,000	50,000			350,000
4.4.2	Staff Accommodation			300,000	200,000			500,000
4.4.3	Logistical Support ( Vehicle & Boat)			125,000	450,000			575,000
4.4.4	Building — Lihir Savings & Loans Society			250,000				250,000
								0
								0
				975,000	700,000	0	0	1,675,000

		EST BUDGET	452,163	4,158,163	8,273,837	579,000	509,000	13,380,000

Appendix E(5)

Chapter FIVE
Programmes	Project Component	Implementer	2006	2007	2008	2009	2010	Total
Establishment of Mine Closure Committee	1. Administration Support For Mine Closure Committee	LGL	50,000	50,000	50,000	50,000	50,000	250,000
	2. Logistic Support
	3. Establishment of draft policies for Mine Closure Plan
	4. Transfer of Assets( Existing Infrastructures within SML & LMP)
	5. Mine Closure Investment Funds	LGL	300,000	300,000	300,000	300,000	300,000	1,500,000
Continuation of Existing Trust Funds	1. Putput & Ladolam Relocation Trust Fund	LGL	106,450	106,450	106,450	106,450	106,450	532,248
	2. Putput Plant Site Trust Fund		106,450	106,450	106,450	106,450	106,450	532,248
	3. Kapit Relocation Trust Fund		106,450	106,450	106,450	106,450	106,450	532,248
	4. Londolovit Customary Land Owners Trust Fund		41,817	41,817	41,817	41,817	41,817	209,087
	5. Lihir Land Owners Trust Fund		212,150	212,150	212,150	212,150	212,150	1,060,751
	6. Ladolam Land Owners Trust Fund		139,982	139,982	139,982	139,982	139,982	699,912

	Total Trust Funds Contributions		713,298	713,298	713,298	713,298	713,298	3,566,492

	Total		1,063,298	1,063,298	1,063,298	1,063,298	1,063,298	5,316,492

APPENDIX F
EXECUTIVE SUMMARY OF THE LSDP
INTEGRATED BENEFITS PACKAGE — PROJECT MANAGEMENT

35

Appendix F
EXECUTIVE SUMMARY
THE LIHIR SUSTAINABLE DEVELOPMENT PLAN
1. Introduction
This is the executive summary of the Lihir Sustainable Development Plan (LSDP). The LSDP is the NRLLG’s Twenty Year Plan for the development of Lihir. Understanding the basic principles of the LSDP is fundamental to understanding how the K107million Revised IBP will be expanded over the initial five years of the LSDP.
2. Background-IBP
The IBP was agreed to on the premise that its implementation will result in the realization of the Lihir Dream.
(1) The Lihir Dream prior to the Lihir Project
Prior to the Lihir Project people were talking about the “Peketon” (wave), Lihir nitel a City”, “Da lo mon na mani”, “Aniokaka nitoi Ladolam”. This was the Lihir Dream.
(2) The Spirit of the IBP
The Lihir Dream formed the spirit of the IBP upon which the IBP was concluded. The spirit of the IBP was the following objectives:
(a)	Parallel Development
To ensure that development in all villages in Lihir will happen in parallel to the development of the Lihir Gold Project.
(b)	Balance Development

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To ensure that development in Lihir is balanced in all villages and wards in Lihir.
(c)	Sustainable Development
To ensure that development in Lihir is sustainable. That is, that development in Lihir must be able to sustain itself without being dependant on the Lihir Gold Project.
(d)	Stable Development
To ensure that development in Lihir is stable. This must happen in harmony with the Lihir Society and not destroy and erode the order and culture that existed in the society prior to the operation of the Lihir Gold Project.
These objectives remained unachieved even though the project has been operating for 10 years. The LSDP was designed to achieve these objectives.
3. Lihir Sustainable Development Plan
The failure of the Existing IBP to achieve the four objectives referred to above was due largely to the fact that there was no clear plan that sets out how these four objectives would be achieved. As a result of the lack of having a plan for the achievement of the four objectives and more so the Lihir Dream the funds disbursed under the IBP were squandered or spent on projects and programs that directed development away from the attainment of the four objectives. Millions of Kina that were spent left Lihir because there were no systems set up to capture such money so that the money remains in Lihir to grow and fuel the growth and expansion of the Lihir economy. Moneys provided by LGL were all used to finance expenditure budgets that were not aligned to the attainment of the Lihir Destiny. This meant that money coming into the hands of Lihirians quickly went out again leaving Lihir in a cash poor position. Lihir remained a liability society. The diagram below shows this problem. The diagram to the left shows what is happening now where all we have is an expenditure budget where money comes in as income and all goes out again as expenditure. For us to align our income and expenditure to the attainment of the Four Development (Lihir Destiny) we must move away from a typical expenditure budget to a growth driven budget arrangement with the balance sheet showing asset oriented expenses as illustrated by the diagram to the right as shown below.

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3.1 What went wrong?

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3.2 Have we achieved the Four Objectives?
The reason we encountered the problem indicated above was because we:
1.	had no definitive development plan for the economic development of Lihir;

2.	erroneously link the attainment of the Four Objectives to the Lihir Project which is in essence based on a “hand out mentality”;

3.	erroneously expected LGL to drive or propagate the envisaged developments for us when LGL’s focus is totally different from ours; and

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4.	erroneously did not take ownership and control of the processes and systems required to successfully implement the IBP to realize the Four Objectives.
It is therefore critical that we realise that our actions has taken us towards the pathway of disaster which is now eminent and it is now critical that we accept where we are, make a decision to “U” turn and turn back and action that decision. The Revised IBP is designed to ensure that we make that turn and then follow the LSDP to lead us back to the attainment of the Four Objectives hence the attainment of the Lihir Destiny which is basically the Four Objectives.
The Revised IBP is designed to address the causes for the non attainment of the Four Objectives. To attain the Four Objectives, the Lihir people must have a clear destiny, a vision, goal and strategy on how to achieve the four objectives. The LSDP is designed to ensure the attainment of the Four Objectives through a deliberate 20 year plan. The LSDP sets out the destiny, vision, goal and strategy that we believed are required to ensure that the Four Objectives of the IBP is realized.
3.3 Focusing on the Individual’s Net-worth
The LSDP is focused on increasing the personal net-worth of each individual person in Lihir. This process entails changing his mind set by empowering him with the relevant knowledge wisdom and skill or giving him the opportunity (through the creation of a conducive environment) and then setting him free through entrepreneurial business development. This is a process and wiil be done in line with the Success Formula illustrated below:

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Values & Beliefs
GOAL
STRATEGY
PLAN
ACTION
SUCCESS
Progress towards the Goal.
Failure
Change the Strategy.
Beliefs and Values
The four Objectives:
1. Parallel Dev't. 2. Balance Dev't. 3. Sustainable Dev't. 4. Stable Dev't
Destiny: For Lihir to become Self Reliance and Financial Independence.
Vision: To create a Happy, healthy, wealthy and wise society.
Mission: To develop the people mentally, physically, spiritually, emotionally and financially.
Financial Plan
Short Term
Direct Benefits
Mental Dev.
Phy. Dev.
Spiritual Dev.
Emotional Dev.
Financial Dev.
Mining Related
Non-mining Related
IBP O/s Issue
Medium Term
• Land Purchase.
• Savings
- LGL Component
- L/owner component.
• Organize and use of tangible and intangible resources
Long Term
Investment Vehicle
• Businesses
• Real Estate
• Stocks
• Bonds
• Mutual Funds
IBP Spreadsheet Format
* Program
* Associated Infrastructure
* Capacity Building
* Systems & Policies
* Training &
* Awareness.
Implementation Format
1. Destiny:
2. Vision
3. Mission Statement
4. Stakeholders
5. Stakeholders Needs.
6. Project Plan.
7. Resources
8. Mastermind Organization.
9. Communication Plan.
10. Risks, Assumptions & Constraints
11. Time Flow.
12. Costs/Benefits
13. Profit & Loss Statement
14. Cash Flow Projection.
15. Systems
16. Policies
17. Reward & Recognition.

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Each individual will be empowered to then begin the journey towards attainment of the Lihir Destiny as illustrated below

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If the LSDP is successfully implemented as shown above the personal net worth of individual Lihirians will increased and this will result in the growth of the Lihir economy.

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The LSDP will use the Lihir Gold Project as a stepping stone only but its sustainability will not be dependent on the mine. This means funding from the Lihir Gold Project will be used to set it up but its sustainability will depend on undertaking non mining related activities. Priority projects/programs must be consistent with the LSDP. The implementation of the LSDP will be done in four phases with each phase spanning five years. These phases are as follows:
3.4 Time Line

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3.5 The Four Phases of Development
The four phases will be implemented as shown in the flow chart below.

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     Holistic Human Development = Empowerment of the People.
Positive Development requires a certain mind set. A mind set of “I can, mi nap”. In Lihir every one is waiting for some one else (LMC/LGL, NRLLG, Provincial and National Government) to create a better life for them. People do not realize that they only have themselves to be blamed for the poor situation they are in. The Lihir Destiny is the destiny of every individual Lihirians and families. Accordingly, the first task is to equip (empower) each and every one of them with the right mind set. This process will be addressed by the Holistic Human Development Program. That is why it is the focus of the initial five years. Accordingly, all the priority projects and programs under the Revised IBP must be geared at addressing Holistic Human Development.
     Economic Development for Communities = Giving the People the Opportunity.
Once the mind set has been changed and the people have acquired and practice the “I can, Mi Nap” mentality and attitude, the next process that must be set in to motion is to create a conducive environment by creating the opportunities for them to exercise their holistic mind set. This will be done through the Economic Development for Communities Program through the nucleus estate projects and programs. This will be the focus in the next 10 years from 2010-2020.
However, there are approximately 1000 Lihirians who are ready for this stage, therefore 1 or 2 of the nucleus projects must be set up and implemented in the Phase 1 to create and give this people the opportunity to exercise their empowerment.
     Business/Entrepreneurial Class Development =Setting the People Free
After the people have changed their mind set and have entered into micro-economic activities through the opportunities and the conducive environment provided to them, a new class of serious business minded individuals or families will developed out of this process. Not all Lihirians will be successful businessmen or women. Those that want to become very successful business men and women will create the Lihir Entrepreneurial Class. At this stage all we are required to do is to create a conducive economic and regulatory environment, a law & order free and corruption free society and set them free. This is the class of businessmen and businesswomen that will underwrite the development of the Lihir economy.
     Self Reliance & Financial Independence
This is the end result of the four phases of development described above. This is the stage where Lihir as a society will have everything it needs and have the financial capacity to exist and continue to develop as a functional society.

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  The following projects and programs have been planned for implementation in the first three stages of the LSDP:

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3.6 Format of the Spread Sheet
As everyone is aware, LGL, NRLLG and LMALA have agreed on a K 100 million package for projects and programs identified in the LSDP for the next five years commencing in 2006 and ending in 2010. The final Spread Sheet will show how the K100 million will be appropriated. In negotiating the spread sheet the stakeholders (particularly LGL, NRLLG and LMALA) must ensure that the prioritizing of the projects is consistent with the LSDP particularly the destiny, vision, goal and strategy.
The stakeholders have also agreed to a spread sheet format that the parties will adopt for projecting the agreed projects/programs, associated infrastructures, capacity building programs and awareness programs that will be funded and implemented under the Revised IBP. The agreed Spread Sheet format has the following headings in this order.
(a) Projects/Programs
These projects/programs must be projects that will enable and ensure holistic human development. They must fall under one of the following developments:
(i) Mental Development
(ii) Physical Development
(iii) Emotional Development
(iv) Spiritual Development
(v) Financial Development
(b) Associated Infrastructures
Apart from the maintenance of existing public infrastructures, the infrastructures that must be funded and implemented are those associated or required for the implementation of the projects/programs identified in (b) above.

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(c) Capacity Building Programs
Capacity Building Programs are those that are required to be put into place to upgrade the capacity of the implementing institutions to effectively implement the above projects.
(i) Systems/Policies
This includes institutional strengthening programs to upgrade and put into place the relevant systems and policies to enable a transparent, accountable and effective implementation of the projects/programs.
(ii) Training
This includes the relevant training that needs to be conducted to enable people to effectively staffed the required systems set up above.
(d) Evaluation & Monitoring
This is to ensure that evaluation and monitoring of the implementation of the projects/programs are done as intended.
(e) Awareness Programs in the Community
This contains the awareness programs to be conducted in all communities in Lihir to explain to them what the Revised IBP contains and how it will be implemented.
4. Summary of the Revised IBP
The K100 million has been budgeted under the five chapters of the Revised IBP. The allocation of the K100 Million package is as shown below.

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The flow chart shows the allocation of the K100 Million amongst the five Chapters of the IBP. It is anticipated that this is the indicative level of funding for Phase 1 of the LSDP. Phase 2 will focus on economic development for communities and Phase 3 will focus at entrepreneurial development. If these phases are successfully implemented, they will result in the achievement of the Lihir Destiny.

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APPENDIX G
PROJECT MATRIX FOR SPECIFIC ISSUES

Appendix G(1)	Putput Ladolam Relocation Agreement
Appendix G(2)	Putput Community Agreement
Appendix G(3)	Pit and Stockpile
Appendix G(4)	Kapit Relocation Agreement
Appendix G(5)	Londolovit Community River Agreement
Appendix G(6)	Londolovit Township Agreement
Appendix G(7)	Kunaye Airport Settlement Agreement

INTEGRATED BENEFITS PACKAGE—PROJECT MANAGEMENT

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Appendix G(1)
     Short Term Direct Benefits.
     Priority Programs and Projects for Putput Ladolam Relocation.

	IBP	Type of
Community	Reference	Development	Priority	Project	Comments.	Year
Putput Ladolam Relocation		Mental Development.	1.	AWARENESS a. Parents’ commitment to Education. b. Board of Management commitment to Education. c. Children’s commitment to Education.	General Awareness to encourage stakeholders to commit to the Education of the children.	2006 — 2010
	LMALA/NRLLG		2.	LIHIR EDUCATION PLAN. - Short Term Implementation Plan. - Implementation of LEP.(Long Term)	Lihir Education Committee to develop a five year plan.	2006 — 2010 2007
	LMALA/NRLLG		3.	Higher Education Plan. (General Awareness) -Scholarship -Resource Centre -Distance Education -Adult Learning	Lihir Education Committee to develop a five year plan.	2007 — 2010
	Employment and Monitoring Committee (LMALA)		4.	Training, Employment and Localisation.	Lihir Education Committee to develop a five year plan.	2007 — 2010
	LMALA & LSDP Chapter 4		5.	Personal Viability Courses.	Refer to PV Schedules Chapter 4 for each ward program.	2006 — 2010
		Physical Development.
	Trustees of the Trust Fund.		1.	20 x group D Houses.	A plan to address issue of Group D new Houses. To be provided through Trust Fund. Nominated requirement is 20 houses over 5 years. To be discussed with Trustees.	July 2006
	LGL		2.	Maintenance of Relocation Houses.	A position paper on Maintenance of Relocation Houses and Facilities to be prepared by LGL by the end of June. -Develop a maintenance Plan. -Major Maintenance. -Minor Maintenance.	2006 — 2010 June/July 06
	Social Services Parliamentary Committee.		3.	HEALTH PROGRAM - Lihir Health Plan. - Curative Health Programs. - Preventive Health Programs.	A program to be developed by the committee under the Social Services Parliamentary Committee of the NRLLG. Ownership is a long term issue to be considered in the context of mine closure planning.	2006 — 2010 September 06

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	IBP	Type of
Community	Reference	Development	Priority	Project	Comments.	Year
				- Short Term Health Program. - Comprehensive Health Program. - Ownership & Management of the facilities.		2006 2006 2007
	LGL/NRLLG/NSPA.		4	Village Development System. - Sanitation & Garbage Collection - Dislodging of Septic Tanks - School Transport Assistance. - A plan for 2007 onwards.	Provided for under the VDS Grants allocation.	2006 — 2010
	VPC/NSPA		5.	* Village layout. * Village Electrification (Chapter 3) * Water supply.	A plan to educate and build capacity of VPC to plan and apply the principles to the following; Catered for under Ward Budgets.
	VPC		6.	Ward Development Plan to expand Ward Budgets. -VDS Program. -Community Facilities Maintenance. -Beautification. -Water Supply.	A plan to educate and build capacity of VPC to plan and apply the principles to the following; Catered for under Ward Budgets.
	LLG		7.	Sports & Recreation A sports and recreation plan.	A plan to establish committee and develop a five year plan.	2007 — 2010
	LLG/NSPA.		8.	Sea Wall A feasibility Study	There is a need for a feasibility study into this project, then a plan can be formulated to implement the project	2007 September 06
	LMALA		9.	Clean-up program. -A plan to implement the Clean-up program.	A plan to implement the Clean-up program.	2007 — 2010 2006
	LMALA		10.	A strategy to initiate dialogue on these issues.		2008
				*Food/Water *Shelter *Clothing Issues.
	LGL/LMALA/NRLLG /STATE/NIPG		11.	A Strategy to initiate dialogue on these Issues; Management of		2007
				• Land
				• Forest
				• Soil
				• Waste
				• Air Quality
				• The Environment
				• The Population.
	LGL		12.	Outstanding/Incomplete Commitments. ✓ Water supply. ✓ Village Electrification. ✓ Masahet ✓ Village Layout Planning. ✓ Reef passage. ✓ *Putput

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	IBP	Type of
Community	Reference	Development	Priority	Project	Comments.	Year
				✓ * Lakunam. ✓ Upgrade and seal relocation roads. (in progress). ✓ Cemetery Improvement.
		Spiritual Development	1.	Sunday School
			2.	Spiritual Groups.
	Law & Order Committee.	Emotional Development	1.	LAW AND ORDER COMMITTEE.	Law & Order Committee to Plan a strategy to address problems identified by the communities. -Influx -Squatters -Liquor Related Issues.	September 2006
	NRLLG/LMALA		2.	NRLLG Communication (Capacity Building)	A strategy to activate the Linkage between both systems. -Implementation using the system	2006 2007 — 2010
	NRLLG/LMALA		3.	EMPLOYMENT OPPORTUNITIES.	Employment opportunities will be addressed through the HHD Programs
	Parliamentary Social Services Committee		4.	Youth & Women	* LMALA to develop a plan for Youth & Women in line with chapter 1 plan for Youth & Women.	2006 2007
	LMALA		5.	NEURO — LINGUISTIC PROGRAMMING. LEGAL PROPERTY SYSTEM To be looked at in the following years	LMALA will explore the idea in the near future.	2008 — 2010
	NRLLG/LMALA		6.	INFLUX. Refer to No. (1) priority, Emotional Development).	NRLLG to develop strategy to address issue.	2008
		FINANCIAL DEVELOPMENT.
	LGL/LMALA		1.	FINANCIAL PLAN Develop proposal on the financial plan.	LGL has engaged financial experts to develop proposals.	2006
	LGL/LMALA		2.	COMPENSATION PAYMENT. ✓ Specific Compensation ✓ General Compensation	LGL to draw up formula as per the government’s laws.
	LMALA/NRLLG/State		3.	GEOTHERMAL OWNERSHIP/ACCOMMODATION LEASING.	NRLLG/LMALA to forward letter to Mining Minister on these offer and request progress into this issue.	2006
	LGL/LMALA		4	RELOCATION BUSINESSES.	LGL to be provided with information relating to each business by LMALA	2006

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	IBP	Type of
Community	Reference	Development	Priority	Project	Comments.	Year
	LMALA/LGL		5.	Business Management Course.
	LGL		6.	T. Niapmas Haus Boi	Ron to investigate amount, report back then progress and conclude issue.	2006.
	LGL		7.	Putput Ladolam TRUST FUNDS i. Ladolam Relocation Trust Funds.	i. A annual payment of K107,000.00 & land use adjustments Formular	2006 — 2010
	LMALA/Chapter 4		8.	LSDP Projects. Make consultation with chapter 4.	Make consultation with chapter 4.	2007 — 2010
			9.	MMC/MRO Deal Check or make consultation with Joachim on the progress.	Work Under progress led by JNC Chairman.	2006
	LMALA/LGL		10.	LEVERAGE	A plan to leverage K20 million annually.	2006 — 2010

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Appendix G(2)
Short Term Direct Benefits.
Priority Programs and Projects of Putput Plantsite.

		Type of
Community	IBP Reference	Development	Priority	Project	Comments.	Year
Putput Plantsite		Mental Development	1.	AWARENESS a. Parents’ commitment to Education. b. Board of Management commitment to Education. c. Children’s commitment to Education.	General Awareness to encourage stakeholders to commit to the Education of the children.	2006 — 2010
			2.	LIHIR EDUCATION PLAN. - Short Term Implementation Plan. - Implementation of LEP.	Lihir Education Committee to develop a five plan.	2006 — 2010 2006 2007
j			3.	Higher Education Plan. (General Awareness) -Scholarship -Resource Centre -Distance Education -Adult Learning	Lihir Education Committee to develop a five year plan.	2007
	Employment and		4.	Training, Employment and Localisation.	Lihir Education Committee to develop a five plan.	2006
	Monitoring Committee (LMALA)
	LMALA & LSDP Chapter 4		5.	Personal Viability Courses.	Refer to PV Schedules Chapter 4 for each ward program.	2006 — 2010
		Physical Development.
	Trustees of the Trust Fund.		1.	Houses.	A plan to address issue of new Houses. To be provided through Trust Fund. To be discussed with Trustees.	July 2006
	LGL		2.	Maintenance of VDS Houses.	A position paper on Maintenance of VDS Houses and Facilities to be prepared by LGL by the end of June. -Develop a maintenance Plan. -Major Maintenance. -Minor Maintenance.	2006 — 2010 June/July 06
Social Services Parliamentary Committee.	3.	HEALTH CURATIVE PROGRAM
     -    Lihir Health Plan.
     -    Curative Health Programs.
     -    Preventive Health Programs.
     -    Short Term Health Program.
     -    Comprehensive Health Program.
     -    Ownership & Management of the facilities.
					A program to be developed by the committee under the Social Services Parliamentary Committee of the NRLLG. Ownership is a long term issue to be considered in the context of mine closure planning.	2006 — 2010 September 06 2006 2006 2007
	LGL/NRLLG /NSPA.		4.	Village Development System. - Sanitation & Garbage Collection - Dislodging of Septic Tanks - School Transport Assistance. - A plan for 2007 onwards.	Provided for under the VDS Grants allocation.	2006 — 2010
	VPC/NSPA		5.	* Village layout.	A plan to educate and build capacity of VPC to plan

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		Type of
Community	IBP Reference	Development	Priority	Project	Comments.	Year
				* Village Electrification (Chapter 3) * Water supply.	and apply the principles to the following ; Catered for under Ward Budgets.
	VPC		6.	Ward Development Plan to expand Ward Budgets. -VDS Program. -Community Facilities Maintenance -Beautification -Water Supply.	A plan to educate and build capacity of VPC to plan and apply the principles to the following ; Catered for under Ward Budgets.
	LLG		7.	Sports & Recreation A sports and recreation plan.	A plan to establish committee and develop a five year plan.	2007 — 2010
	LLG/NSPA.		8.	Sea Wall A feasibility Study	There is a need for a feasibility study into this project, then a plan can be formulated to implement the project	2007 September 06
	LMALA		9.	Clean-up program. -A plan to implement the Clean-up program.	A plan to implement the Clean-up program.	2007 — 2010 2006
	LMALA		10.	A strategy to initiate dialogue on these issues. *Food/Water *Shelter *Clothing Issues.	LMALA to devise the strategy to initiate and develop a plan to the issues identified.
	LGL/LMALA/NRLLG /STATE/NIPG		11.	A Strategy to initiate dialogue on these Issues; Management of
				• Land • Forest • Soil • Waste • Air Quality • The Environment • The Population.
			12.	a · Step Maintenance	LMALA to develop maintenance plan.
			13.	b · TV/ Telephone Lines	LGL with LMALA to develop a plan to implement the programs.
	Law & Order Committee.	Emotional Development	1.	LAW AND ORDER COMMITTEE.	Law & Order Committee to Plan a strategy to address problems identified by the communities. -Influx -Squatters -Liquor Related Issues.	September 2006
	NRLLG/LMALA		2.	NRLLG Communication (Capacity Building)	A strategy to activate the Linkage between both systems. -Implementation using the system	2006 2007 — 2010
	NRLLG/LMALA		3.	EMPLOYMENT OPPORTUNITIES.	Employment opportunities will be addressed through the HHD Programs
	Parliamentary Social Services Committee		4.	Youth & Women	* LMALA to develop a plan for Youth & Women in line with chapter 1 plan for Youth & Women.	2006 2007
	LMALA		5.	NEURO — LINGUISTIC PROGRAMMING. LEGAL PROPERTY SYSTEM To be looked at in the following years		2008 — 2010
	NRLLG/LMALA		6.	INFLUX.	A plan to address and control the influx issue must be	2008.

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		Type of
Community	IBP Reference	Development	Priority	Project	Comments.	Year
				Refer to No. (1) priority, Emotional Development).	developed by the institution responsible.
		Spiritual Development	1.	Sunday School.
			2.	Spiritual Groups.
		FINANCIAL DEVELOPMENT.
	LGL/LMALA		1.	FINANCIAL PLAN. Develop proposal on the financial plan.		2006
	LGL/LMALA		2.	COMPENSATION PAYMENT. ✓ Specific Compensation. -Noise & Dust. -Anap’s Boundary Issue. -Latsansan outstanding Issue. -General Compensation. ✓ Inconvenience Allowances.	LGL shall develop the formula according or inline with the PNG Laws for the benefit LGL/LMALA must devise strategy to pay this Inconvenience payment. LGL must also devise strategy to accommodate the amount to be paid	2006
			3.	Geothermal Generation Ownership	NRLLG/LMALA to forward letter to Mining Minister on these offer and request progress into this issue.	2006
			4.	1. Business Spin Off
	LGL/LMALA		5.	Plantsite BUSINESSES.	LGL to be provided with information relating to each business	May 2006
	LMALA/LGL		6.	Business Management Course.
	LGL		7.	T. Niapmas Haus Boi	Ron to investigate amount, report back then progress and conclude issue.	2006.
	LGL		8.	Plantsite TRUST FUNDS	A annual payment of K104,000.00 & land use adjustments Formular	2006 — 2010
	LMALA/Chapter 4		9.	LSDP Projects. Make consultation with chapter 4.		2007 — 2010
				MMC Deal Check or make consultation with Joachim on the progress.		2006.
	LGL/LMALA		10.	Leverage	A plan to leverage the K20 million per annum.	2007 -2010.

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Appendix G(3)
Short Term Direct Benefits.
Priority Programs and Projects Pit & Stockpile.

Community	IBP	Type of
Group	Reference	Development	Priority	Project	Comments.	Year
Pit and Stock pile.		Mental Development	1.	AWARENESS a. Parents commitment to Education. b. Board of Management commitment to Education. c. Children’s commitment to Education.	General Awareness to encourage stakeholders to commit to the Education of the children.	2006-2010

			2.	LIHIR EDUCATION PLAN. - Short Term Implementation Plan. - Implementation of LEP.	Lihir Education Committee to develop a five year plan.	2006 –2010 2006 2007

			3.	Higher Education Plan. (General Awareness) -Scholarship. -Resource Centre. -Distance Education. -Adult Learning	Lihir Education Committee to develop a five year plan.	2007

	Employment and Monitoring Committee (LMALA)	Department name will change as per the new structure.	4.	Training, Employment and Localisation.	Lihir Education Committee to develop a five plan.	2006

	LMALA & LSDP Chapter 4		5.	Personal Viability Courses.	Refer to PV Schedules Chapter 4 for each ward program.	2006-2010

		Physical Development.

	Trustees of the Trust Fund.		1.	VDS Houses.	A plan to address issue of VDS Houses or housing Assistance to the Block owners.	July 2006

	LGL		2.	Maintenance of VDS Houses.	A position paper on Maintenance of VDS Houses and Facilities to be prepared by LGL by the end of June. -Develop a maintenance Plan. -Major Maintenance. -Minor Maintenance.	2006 -2010 June/July 06

Community	IBP	Type of
Group	Reference	Development	Priority	Project	Comments.	Year
Social Services Parliamentary Committee.	3.	HEALTH CURATIVE PROGRAM
-    Lihir Health Plan.
-    Curative Health Programs.
-   Preventive Health Programs.
-    Short Term Health Program.
-    Comprehensive Health Program.
-    Ownership & Management of the facilities.
					A program to be developed by the committee under the Social Services Parliamentary Committee of the NRLLG. Ownership is a long term issue to be considered in the context of mine closure planning.	2006 –2010 September 06 2006 2006 2007

	LGL/NRLLG/NSPA		4.	Village Development System. - Sanitation & Garbage Collection - Dislodging of Septic Tanks - School Transport Assistance. - A plan for 2007 onwards.	Provided for under the VDS Grants allocation.	2006-2010

	VPC/NSPA		5.	* Village layout. * Village Electrification (Chapter 3) * Water supply.	A plan to educate and build capacity of VPC to plan and apply the principles to the following; Catered for under Ward Budgets.

	VPC		6.	Ward Development Plan to expand Ward Budgets. -VDS Program. -Community Facilities Maintenance -Beautification. -Water Supply.	A plan to educate and build capacity of VPC to plan and apply the principles to the following; Catered for under Ward Budgets.

	LLG		7.	Sports & Recreation A sports and recreation plan.	A plan to establish committee and develop a five year plan.	2007-2010

	LLG/NSPA.		8.	Sea Wall A feasibility Study	There is a need for a feasibility study into this project, then a plan can be formulated to implement the project	2007 September 06

	LMALA		9.	Clean-up program. -A plan to implement the Clean-up program.	A plan to implement the Clean-up program.	2006 2007–2010

	LGL/LMALA		10.	a. Preservation of Ailia Sacred Rock. b. Preservation of Kokots Masalai.	A plan to implement the programs identified.

	LMALA		10.	A strategy to initiate dialogue on these issues. * Food/Water *Shelter * Clothing Issues.

	LGL/LMALA/NRLLG /STATE/NIPG		11.	A Strategy to initiate dialogue on these Issues; Management of	Refer to chapter for 2 leadership to addressing these issues.

Community	IBP	Type of
Group	Reference	Development	Priority	Project	Comments.	Year
				• Land • Forest • Soil • Waste • Air Quality • The Environment • The Population.

		Spiritual Development	1.	- Sunday School - Spiritual Groups.	A specialist will be engaged to develop a plan to address the spiritual needs in the area,

			2.	Spiritual Groups.	- Sunday School

	Law & Order Committee.	Emotional Development	1.	LAW AND ORDER COMMITTEE.	Law & Order Committee to Plan a strategy to address problems identified by the communities. -Influx -Squatters	September 2006
					-Liquor Related Issues.

	NRLLG/LMALA		2.	NRLLG Communication (Capacity Building)	A strategy to activate the Linkage between both systems. -Implementation using the system	2006 2007-2010

	NRLLG/LMALA		3.	EMPLOYMENT OPPORTUNITIES.	Employment opportunities will be addressed through the HHD Programs

	Parliamentary Social Services Committee		4.	Youth & Women	* LMALA to develop a plan for Youth & Women in line with chapter 1 plan for Youth & Women.	2006 2007

	LMALA		5.	NEURO – LINGUISTIC PROGRAMMING. LEGAL PROPERTY SYSTEM	To be looked at in the following years.	2008-2010

	NRLLG/LMALA		6.	INFLUX. Refer to No. (1) priority, Emotional Development).		2008

		FINANCIAL DEVELOPMENT.

	LGL/LMALA		1.	FINANCIAL PLAN Develop proposal on the financial plan.	LGL has consultants working on this issue.	2006

	LGL/LMALA		2.	COMPENSATION PAYMENT. ✓ Specific Compensation • Compensation of Awat (Param)

Community	IBP	Type of
Group	Reference	Development	Priority	Project	Comments.	Year
				• Compensation of Letosal (Palaruhuo) • Red Soil Payment • Megapode payment - Frontage of Portion 764,765,766. - Backdate compensation of portion 764,765,766. •
				✓ General Compensation. ✓

	LMALA/NRLLG/State		3.	GEOTHERMAL OWNERSHIP/ACCOMMODATION LEASING.	NRLLG/LMALA to forward letter to Mining Minister on these offer and request progress into this issue.	2006

	LGL/LMALA		4.	BUSINESSES SPIN Offs.	LGL to be provided with information relating to each business and provide block owners businesses the opportunity to contracts within the pit & Stock pile.	May 2006

	LMALA/LGL		5	Business Management Course.

	LGL		6	TRUST FUNDS	A annual payment of K104,000.00 & land use adjustments Formular	2006-2010

	LMALA/Chapter 4		7	LSDP Projects. Make consultation with chapter 4.	Make consultation with Chapter 4.	2007-2010

			8	MMC Deal Check or make consultation with Joachim on the progress.		2006.

	LMALA/ LGL		9	LEVERAGE	A plan to leverage the K20 million annually.	2006–2010.

Appendix G(4)
Short Term Direct Benefits.
Priority Programs and Projects Kapit Relocation.

	IBP	Type of
Community	Reference	Development	Priority	Project	Comments.	Year
Kapit Relocation		Mental Development	1.	AWARENESS a. Parents commitment to Education. b. Board of Management commitment to Education. c. Children’s commitment to Education.	General Awareness to encourage stakeholders to commit to the Education of the children.	2006 – 2010

			2.	LIHIR EDUCATION PLAN.	Lihir Education Committee to develop a five plan.	2006 – 2010
				a. Short Term Implementation Plan.		2006 2007
				b. – Implementation of LEP.

			3.	Higher Education Plan. (General Awareness) -Scholarship -Resource Centre -Distance Education -Adult Learning	Lihir Education Committee to develop a five year plan.	2007

	Employment and Monitoring Committee (LMALA)		4.	Training, Employment and Localisation.	Lihir Education Committee to develop a five plan.	2006

	LMALA & LSDP Chapter 4		5.	Personal Viability Courses.	Refer to PV Schedules Chapter 4 for each ward program.	2006 – 2010

		Physical Development.

	Trustees of the Trust Fund.		1.	Relocation houses.	A plan to address issue of Relocation Houses. To be provided through Trust Fund. Nominated requirement is 20 houses over 5 years. To be discussed with Trustees.	July 2006

	LGL		2.	Maintenance of Relocation Houses.	A position paper on Maintenance of Relocation Houses and Facilities to be prepared by LGL by the end of June. -Develop a maintenance Plan. -Major Maintenance. -Minor Maintenance.	2006- 2010 June/July 06

1

	IBP	Type of
Community	Reference	Development	Priority	Project	Comments.	Year
Social Services Parliamentary Committee.	3.	HEALTH CURATIVE PROGRAM
✓    Lihir Health Plan.
✓     Curative Health Programs.
✓     Preventive Health Programs.
✓     Short Term Health Program.
✓     Comprehensive Health Program.
✓     Ownership & Management of the facilities.
					A program to be developed by the committee under the Social Services Parliamentary Committee of the NRLLG. Ownership is a long term issue to be considered in the context of mine closure planning.	2006 – 2010 September 06 2006 2006 2007

	LGL/NRLLG/NSPA.		4.	Village Development System. ✓ Sanitation & Garbage Collection ✓ Dislodging of Septic Tanks ✓ School Transport Assistance. ✓ A plan for 2007 onwards.	Provided for under the VDS Grants allocation.	2006 – 2010

	VPC/NSPA		5.	✓ Village layout. ✓ Village Electrification (Chapter 3) ✓ Water supply.	A plan to educate and build capacity of VPC to plan and apply the principles to the following; Catered for under Ward Budgets.

	VPC		6.	Ward Development Plan to expand Ward Budgets. ✓ VDS Program. ✓ Community Facilities Maintenance ✓ Beautification ✓ Water Supply.	A plan to educate and build capacity of VPC to plan and apply the principles to the following; Catered for under Ward Budgets.

	LLG		7.	Sports & Recreation A sports and recreation plan.	A plan to establish committee and develop a five year plan.	2007 – 2010

	LLG/NSPA.		8.	Sea Wall A feasibility Study	There is a need for a feasibility study into this project, then a plan can be formulated to implement the project	2007 September 06

	LMALA		9.	Clean-up program.	A plan to implement the Clean-up program.	2007 – 2010 2006

	LMALA		10.	A strategy to initiate dialogue on these issues. ✓ Food/Water ✓ Shelter ✓ Clothing Issues.	A plan to implement the program identified.	2007 – 2010

	LGL/LMALA/NRLLG /STATE/NIPG		11.	A Strategy to initiate dialogue on these Issues; Management of ✓ Land ✓ Forest ✓ Soil ✓ Waste ✓ Air Quality ✓ The Environment ✓ The Population.		2007 – 2010

2

	IBP	Type of
Community	Reference	Development	Priority	Project	Comments.	Year
		Spiritual Development		Sunday School Spiritual Groups	A consultant will develop a plan to address the issue.	September 2006

	Law & Order Committee.	Emotional Development	1	LAW AND ORDER COMMITTEE.	Law & Order Committee to Plan a strategy to address problems identified by the communities. ✓ -Influx ✓ -Squatters ✓ -Liquor Related Issues.	September 2006

	NRLLG/LMALA		2	NRLLG Communication (Capacity Building)	A strategy to activate the Linkage between both systems.	2006
					• Implementation using the system	2007-2010

	NRLLG/LMALA		3.	EMPLOYMENT OPPORTUNITIES.	Employment opportunities will be addressed through the HHD Programs

	Parliamentary		4.	Youth & Women	* LMALA to develop a plan for Youth & Women	2006
	Social Services				in line with chapter 1 plan for Youth &	2007
	Committee				Women.

	LMALA		5	NEURO – LINGUISTIC PROGRAMMING. LEGAL PROPERTY SYSTEM To be looked at in the following years.		2008-2010

	NRLLG/LMALA		6.	INFLUX. Refer to No. (1) priority, Emotional Development).		2008

		Spiritual Development	1	Sunday School.
			2	Spiritual Groups.

		FINANCIAL DEVELOPMENT.

	LGL/LMALA		1.	FINANCIAL PLAN. Develop proposal on the financial plan.		2006

LGL/LMALA	2.	COMPENSATION PAYMENT.
     ✓ Specific Compensation
•    Hardship allowances.
•    Land Use Payments.
•    Outstanding Land use Payments.
•    Deprivation of Traditional land (Haus Boi).
•    Megapode.
     ✓ General Compensation.
					LGL to pay for the compensation as agreed to by the parties.

3

	IBP	Type of
Community	Reference	Development	Priority	Project	Comments.	Year
	LMALA/NRLLG/ State		3.	GEOTHERMAL OWNERSHIP/ACCOMMODATION LEASING.	NRLLG/LMALA to forward letter to Mining Minister on these offer and request progress into this issue.	2006

	LGL/LMALA		4.	RELOCATION BUSINESSES.	LGL to be provided with information relating to each business	May 2006

	LMALA/LGL		5.	Business Management Course.

	LGL		6.	RELOCATION TRUST FUNDS	A annual payment of K104,000.00 & land use adjustments Formular	2006 -2010

	LMALA/Chapter 4		7.	LSDP Projects. Make consultation with chapter 4.		2007 -2010

	LMALA/LGL		8.	MMC Deal Check or make consultation with Joachim on the progress.		2007

	LMALA/LGL		9.	LEVERAGE	A plan to leverage K20 million annually.	2006 – 2010

4

Appendix G(5)
Short Term Direct Benefits.
Priority Programs and Projects Of Chapter 2.

		Type of
Community	IBP Reference	Development	Priority	Project	Comments.	Year
Londolovit Community River		Mental Development	1	AWARENESS a. Parents commitment to Education. b. Board of Management commitment to Education. c. Children’s commitment to Education.		2006 — 2010

			2	LIHIR EDUCATION PLAN.		2006 — 2010
				- Short Term Implementation Plan.		2006
				- Implementation of LEP.		2007

			3.	Higher Education Plan. (General Awareness)		2007
				✓ -Scholarship ✓ -Resource Centre ✓ -Distance Education ✓ -Adult Learning

	Employment and Monitoring Committee (LMALA)		4.	Training, Employment and Localisation.		2006

	LMALA & LSDP Chapter 4		5.	Personal Viability Courses.		2006 — 2010

		Physical Development.

	Trustees of the Trust Fund.		1.	VDS Houses.	A plan to address issue of VDS Houses. To be provided through Trust Fund. * Provided for under the VDS Grants allocation	July 2006

	LGL		2.	Maintenance of VDS Houses.	A position paper on Maintenance of VDS Houses and Facilities to be prepared by LGL by the end of June. -Develop a maintenance Plan. -Major Maintenance. -Minor Maintenance.	2006 — 2010 June/July 06

			3	Power Supply.	A plan to develop village electrification.	2007

			4	Village Feeder Road Maintenance. Upper Londolovit road Maintenance.

1

		Type of
Community	IBP Reference	Development	Priority	Project	Comments.	Year
Social Services Parliamentary Committee.	5	HEALTH CURATIVE PROGRAM
✓    Lihir Health Plan.
✓    Curative Health Programs.
✓    Preventive Health Programs.
✓    Short Term Health Program.
✓    Comprehensive Health Program.
✓    Ownership & Management of the facilities.
					A program to be developed by the committee under the Social Services Parliamentary Committee of the NRLLG. Ownership is a long term issue to be considered in the context of mine closure planning.	2006 — 2010 September 06 2006 2006 2007

	LGL/NRLLG/NSPA.		6	Village Development System. ✓ Sanitation & Garbage Collection ✓ Dislodging of Septic Tanks ✓ School Transport Assistance. ✓ A plan for 2007 onwards.	Provided for under the VDS Grants allocation.	2006 — 2010

	VPC/NSPA		7	* Village layout. * Village Electrification (Chapter 3) * Water supply.	A plan to educate and build capacity of VPC to plan and apply the principles to the following ; Catered for under Ward Budgets.

	VPC		8	Ward Development Plan to expand Ward Budgets. ✓ -VDS Program. ✓ -Community Facilities Maintenance ✓ -Beautification ✓ -Water Supply.	A plan to educate and build capacity of VPC to plan and apply the principles to the following ; Catered for under Ward Budgets.

	LLG		9	Sports & Recreation A sports and recreation plan.	A plan to establish committee and develop a five year plan.	2007 — 2010

	LLG/NSPA.		10.	Sea Wall A feasibility Study	There is a need for a feasibility study into this project, then a plan can be formulated to implement the project	2007 September 06

	LMALA		11	Clean-up program. -A plan to implement the Clean-up program.	A plan to implement the Clean-up program.	2007 — 2010 2006

	LMALA		12.	A strategy to initiate dialogue on these issues. ✓ Food/Water ✓ Shelter ✓ Clothing Issues.	LMALA to draw up

	LGL/LMALA/NRLLG /STATE/NIPG		13	A Strategy to initiate dialogue on these Issues; Management of ✓ Land ✓ Forest ✓ Soil ✓ Waste ✓ Air Quality ✓ The Environment ✓ The Population.

2

		Type of
Community	IBP Reference	Development	Priority	Project	Comments.	Year
	LGL/LMALA		14	Landawe Bridge Construction	Conduct feasibility studies and construct bridge.	2007

		Spiritual Development.		Sunday School	A consultant will be engaged to develop a plan to address this program.	2006.

	Law & Order Committee.	Emotional Development	1	Spiritual Groups. LAW AND ORDER COMMITTEE.	Law & Order Committee to Plan a strategy to address problems identified by the committee. ✓ Influx ✓ -Squatters ✓ -Liquor Related Issues.	September 2006

	NRLLG/LMALA		2	NRLLG Communication (Capacity Building)	A strategy to activate the Linkage between both systems. -Implementation using the system.	2006 2007 — 2010

	NRLLG/LMALA		3.	EMPLOYMENT OPPORTUNITIES.	Employment opportunities will be addressed through the HHD Programs

	Parliamentary Social Services Committee		4.	Youth & Women	* LMALA to develop a plan for Youth & Women in line with chapter 1 plan for Youth & Women.	2006 2007

	LMALA		5	NEURO — LINGUISTIC PROGRAMMING. LEGAL PROPERTY SYSTEM	To be looked at a later date.	2008 — 2010

	NRLLG/LMALA		6.	INFLUX. Refer to No. (1) priority, Emotional Development).	Chapter 1 will be responsible for the program in consultation with LMALA.	2008

		FINANCIAL DEVELOPMENT.

	LGL/LMALA		1.	FINANCIAL PLAN Develop proposal on the financial plan.	LGL shall engage consultants to draw up the Plan.	2006

	LGL/LMALA		2.	COMPENSATION PAYMENT. ❖ Damp Compensation ❖ Dalavit Masalai Compensation.	LGL is paying Land Use to some owners. Ron to provide the names to LMALA. ❖ LGL suggested that Damp Compensation be paid as allowances to the landowners of land use for the storage of water.
					❖

	LMALA/NRLLG/State		3.	INVESTMENTS * GEOTHERMAL OWNERSHIP * ACCOMMODATION LEASING.	NRLLG/LMALA to forward letter to Mining Minister on these offer and request progress into this issue.	2006

	LGL/LMALA		4.	BUSINESS SPIN OFFS.	LGL to be provided with information relating to each business	2006 May 2006

	LMALA/LGL		5	Business Management Course.
	LGL		7	TRUST FUNDS	A annual payment of K104,000.00 & land use adjustments Formular	2006 — 2010

	LMALA/Chapter 4		8.	LSDP Projects. Make consultation with chapter 4.	Consultation must be made to Chapter 4.	2007 — 2010

	LMALA/ NRLLG/ LGL		9	MMC Deal	Check or make consultation with Joachim on the progress.	2006

	LMALA/LGL		10	LEVERAGE	A plan to leverage K20 million annually.	2006 — 2010.

3

Appendix G(6)
Short Term Direct Benefits.
Priority Programs and Projects Of Chapter 2.

		Type of
Community	IBP Reference	Development	Priority	Project	Comments.	Year
Londolovit Plantation		Mental Development	1	AWARENESS a. Parents commitment to Education. b. Board of Management commitment to Education. c. Children’s commitment to Education.		2006 — 2010

			2.	LIHIR EDUCATION PLAN. - Short Term Implementation Plan. - Implementation of LEP.		2006 — 2010 2006 2007

			3.	Higher Education Plan. (General Awareness) -Scholarship -Resource Centre. -Distance Education -Adult Learning		2007

	Employment and Monitoring Committee (LMALA)		4.	Training, Employment and Localisation.		2006

	LMALA & LSDP Chapter 4		5.	Personal Viability Courses.		2006 — 2010

		Physical Development.

	Trustees of the Trust Fund.		1.	VDS Houses.	A plan to address issue VDS Houses. To be provided through Trust Fund. _catered for under the Ward Development Budgets.	July 2006

	LGL		2.	Maintenance of VDS Houses.	A position paper on Maintenance of Relocation Houses and Facilities to be prepared by LGL by the end of June. -Develop a maintenance Plan. -Major Maintenance. -Minor Maintenance.	2006- 2010 June/July 06

Social Services Parliamentary Committee.	3	HEALTH CURATIVE PROGRAM
-    Lihir Health Plan.
-    Curative Health Programs.
-    Preventive Health Programs.
-    Short Term Health Program.
-    Comprehensive Health Program.
-    Ownership & Management of the facilities.
					A program to be developed by the committee under the Social Services Parliamentary Committee of the NRLLG. Ownership is a long term issue to be considered in the context of mine closure planning.	2006 — 2010 September 06 2006 2006 2007

1

		Type of
Community	IBP Reference	Development	Priority	Project	Comments.	Year
	LGL/NRLLG/NSPA.		4	Village Development System. - Sanitation & Garbage Collection - Dislodging of Septic Tanks - School Transport Assistance. - A plan for 2007 onwards.	Provided for under the VDS Grants allocation.	2006 — 2010

	VPC/NSPA		5.	* Village layout. * Village Electrification (Chapter 3) * Water supply.	A plan to educate and build capacity of VPC to plan and apply the principles to the following ; Catered for under Ward Budgets.

	VPC		6	Ward Development Plan to expand Ward Budgets. -VDS Program. -Community Facilities Maintenance -Beautification -Water Supply.	A plan to educate and build capacity of VPC to plan and apply the principles to the following ; Catered for under Ward Budgets.

	LLG		7.	Sports & Recreation. A sports and recreation plan.	A plan to establish committee and develop a five year plan.	2007 — 2010

	LMALA		8	Clean-up program. -A plan to implement the Clean-up program.	A plan to implement the Clean-up program.	2007 — 2010 2006

	LMALA		9	A strategy to initiate dialogue on these issues. * Food/Water * Shelter * Clothing Issues.		2008

	LGL/LMALA/NRLLG /STATE/NIPG		10	A Strategy to initiate dialogue on these Issues; Management of • Land • Forest • Soil • Waste • Air Quality • The Environment • The Population.		2007 — 2010.

				a. A plan to construct town Authority Office. b. Development of Commercial Blocks. c. Development of Industrial Area. d. Construction of Office Complex. e. Construction of Court House. f. Lihir Main Sports Facility. g. Guest House. h. Construction of a Sports Field to cater for outdoor games. i. Construction of a Grand stand. j. Construct a Hall for indoor games and rally. k. Construct A volleyball & Basketball Court l. Construct a Swimming Pool and ablution blocks.	* The committee to develop a plan to construct the Town Authority Office. * A strategy to be devised by the committee to develop the commercial blocks. A plan to develop the Industrial Area. A strategy to develop the office complex	2008

2

		Type of
Community	IBP Reference	Development	Priority	Project	Comments.	Year
		Spiritual Development	1.	Sunday School	A Specialist to be engaged to Draw up program.	September 2006

			2	Spiritual Groups.

	Law & Order Committee.	Emotional Development	1	LAW AND ORDER COMMITTEE.	Law & Order Committee to Plan a strategy to address problems identified by the communities. -Influx -Squatters -Liquor Related Issues.	September 2006

	NRLLG/LMALA		2	NRLLG Communication (Capacity Building)	A strategy to activate the Linkage between both systems. -Implementation using the system	2006 2007—2010

	NRLLG/LMALA		3.	EMPLOYMENT OPPORTUNITIES.	Employment opportunities will be addressed through the HHD Programs

	Parliamentary Social Services Committee		4.	Youth & Women	* LMALA to develop a plan for Youth & Women in line with chapter 1 plan for Youth & Women.	2006 2007

	LMALA		5	NEURO — LINGUISTIC PROGRAMMING. LEGAL PROPERTY SYSTEM.	To be looked at in the following years.	2008 — 2010

	NRLLG/LMALA		6.	INFLUX. Refer to No. (1) priority, Emotional Development).		2008

		FINANCIAL DEVELOPMENT.

	LGL/LMALA		1.	FINANCIAL PLAN Develop proposal on the financial plan.		2006

	LGL/LMALA		2.	COMPENSATION PAYMENT. ✓ Specific Compensation. ✓ General Compensation.		2006 — 2010
	LMALA/NRLLG/State		3.	GEOTHERMAL OWNERSHIP/ACCOMMODATION LEASING.	NRLLG/LMALA to forward letter to Mining Minister on these offer and request progress into this issue.	2006

	LGL/LMALA		4.	LANDOWNER BUSINESSES.	LGL to be provided with information relating to each business so that LGL may give preference in giving contracts to these business.	May 2006

	LMALA/LGL		5	Business Management Course.

	LGL		6	TRUST FUNDS	A annual payment of K104,000.00 & land use adjustments Formular	2006 — 2010

3

		Type of
Community	IBP Reference	Development	Priority	Project	Comments.	Year
	LMALA/Chapter 4		7	LSDP Projects. Make consultation with chapter 4.		2007 — 2010

			8	MMC/MRO Deal Check or make consultation with Joachim on the progress.		2006

			9.	Set up Town Authority		2007

	LMALA/LGL		10	LEVERAGE	A plan to leverage K20 million annually.	2006 — 2010.

4

Appendix G(7)
Short Term Direct Benefits.
Priority Programs and Projects for Kunaie Airport Specific Issue.

	IBP	Type of
Community	Reference	Development	Priority	Project	Comments.	Year
Kunaye Airport		Mental Development	1	AWARENESS a. Parents’ commitment to Education. b. Board of Management commitment to Education. c. Children’s commitment to Education.	General Awareness to encourage stakeholders to commit to the Education of the children.	2006 — 2010

			2	LIHIR EDUCATION PLAN.	Lihir Education Committee to develop a five plan.	2006 — 2010
				- Short Term Implementation Plan.		2006
				- Implementation of LEP.		2007

			3.	Higher Education Plan. (General	Lihir Education Committee to develop a five year	2007
				Awareness)	plan.
				✓ -Scholarship ✓ -Resource Centre ✓ -Distance Education ✓ -Adult Learning

	Employment and		4.	Training, Employment and Localisation.	Lihir Education Committee to develop a five plan.	2006
	Monitoring Committee (LMALA)

	LMALA & LSDP Chapter 4		5.	Personal Viability Courses.	Refer to PV Schedules Chapter 4 for each ward program.	2006 — 2010

		Physical Development.

	Trustees of the Trust Fund.		1.	VDS Houses.	A plan to address issue of VDS Houses. To be provided through Ward Development Budget.	July 2006

	LGL		2.	Maintenance of VDS Houses.	Responsibility of each ward or individuals who owns the VDS houses. LGL will -Develop a maintenance Plan. -Major Maintenance plan. -Minor Maintenance plan.	2006- 2010 June/July 06

Social Services Parliamentary Committee.	3	HEALTH CURATIVE PROGRAM
-      Lihir Health Plan.
-     Curative Health Programs.
-      Preventive Health Programs.
-      Short Term Health Program.
-      Comprehensive Health Program.
-      Ownership & Management of the facilities.
					*A program to be developed by the committee under the Social Services Parliamentary Committee of the NRLLG. * Ownership is a long term issue to be considered in the context of mine closure planning.	2006 — 2010 September 06 2006 2006 2007

1

	IBP	Type of
Community	Reference	Development	Priority	Project	Comments.	Year
	LGL/NRLLG/ NSPA.		4	Village Development System. ✓ Sanitation & Garbage Collection ✓ Dislodging of Septic Tanks ✓ School Transport Assistance.	Provided for under the VDS Grants allocation.	2006 — 2010

	VPC/NSPA		5.	* Village layout. * Village Electrification (Chapter 3) * Water supply.	A plan to educate and build capacity of VPC to plan and apply the principles to the following ; Catered for under Ward Budgets.

	VPC		6	Ward Development Plan to expand Ward Budgets. ✓ VDS Program. ✓ Community Facilities Maintenance ✓ Beautification ✓ Water Supply.	A plan to educate and build capacity of VPC to plan and apply the principles to the following ; Catered for under Ward Budgets.

	LLG		7.	Sports & Recreation A sports and recreation plan.	A plan to establish committee and develop a five year plan.	2007 — 2010

	LLG/NSPA.		8.	Sea Wall	There is a need for a feasibility study into	2007
				A feasibility Study	this project, then a plan can be formulated to implement the project.	September 06

	LMALA		9	Clean-up program. -A plan to implement the Clean-up	A plan to implement the Clean-up program.	2007 — 2010 2006
				program.

	LMALA		10.	A strategy to initiate dialogue on these issues. ✓ Food/Water ✓ * Shelter ✓ * Clothing Issues.	LMALA to draw up a plan to initiate dialogue on these issues.	2007

	LGL/LMALA/NRLLG		11.	A Strategy to initiate dialogue on	LMALA to draw up a plan to initiate dialogue on	2007
	/STATE/NIPG			these Issues; Management of ✓ Land ✓ Forest ✓ Soil ✓ Waste ✓ Air Quality ✓ The Environment ✓ The Population.	these issues.
				a. Expansion of Terminal b. Water Supply. c. Power Supply. d. Bridge Crossing e. Access Roads maintenance f. Water Supply Connection. g. Housing Furniture

		Spiritual Development		Sunday School Spiritual Groups.	LMALA and denomination Head to draw up a plan to initiate dialogue on these issues.

	Law & Order Committee.	Emotional Development	1	LAW AND ORDER COMMITTEE.	Law & Order Committee to Plan a strategy to address problems identified by the communities. • -Influx • -Squatters • -Liquor Related Issues.	September 2006

2

	IBP	Type of
Community	Reference	Development	Priority	Project	Comments.	Year
	NRLLG/LMALA		2	NRLLG Communication (Capacity Building)	A strategy to activate the Linkage between both systems.
					-Implementation using the system	2006 2007-2010

	NRLLG/LMALA		3.	EMPLOYMENT OPPORTUNITIES.	Employment opportunities will be addressed through the HHD Programs

	Parliamentary		4.	Youth & Women	* LMALA to develop a plan for Youth & Women in	2006
	Social Services				line with chapter 1 plan for Youth & Women.	2007
	Committee

	LMALA		5	NEURO — LINGUISTIC PROGRAMMING.	To be looked at in the following years.	2008-2010
				LEGAL PROPERTY SYSTEM

	NRLLG/LMALA		6.	INFLUX.		2006
				Refer to No. (1) priority, Emotional Development).

		FINANCIAL DEVELOPMENT.

	LGL/LMALA		1.	FINANCIAL PLAN		2006
				Develop proposal on the financial plan.

	LGL/LMALA		2.	COMPENSATION PAYMENT.

	LMALA/NRLLG/State		3.	GEOTHERMAL OWNERSHIP/ACCOMMODATION	NRLLG/LMALA to forward letter to Mining Minister	2006
				LEASING.	on these offer and request progress into this issue.

	LGL/LMALA		4.	BUSINESSES SPIN Offs.	LGL to be provided with information relating to each business	May 2006

	LMALA/LGL		5	Business Management Course.

	LGL		6	TRUST FUNDS	A annual payment of K104,000.00 & land use adjustments Formular	2006 -2010

	LMALA/Chapter 4		7	LSDP Projects. Make consultation with chapter 4.		2007 -2010

			8	MMC Deal Check or make consultation with Joachim on the progress.

			9.	Inconveniences.		2006 - 2010

	LMALA/LGL		10	LEVERAGE	A plan to leverage K20 million annually.	2006 -2010.

3

APPENDIX H
THE REVISED LANDUSE AND ECONOMIC TREES RATES TABLE

Appendix H(1)	Revised Land Use Rates Table

Appendix H(2)	Revised Economic Trees Rates Table
INTEGRATED BENEFITS PACKAGE – PROJECT MANAGEMENT
1

LSDP Chapter Two
Revised Land Use Rates Formula
LAND USE RATES RECALCULATED FROM IBP REVIEW

Category	1995 IBP	Cumulative	Current CPI	2005	Population	2006	Expectation	2006
	Rate	Rate	Factor	Base rate	Factor *	Rate	Factor *	Rate
Social Inconvenience	K15/Ha	15	2.37	35.55	0.16	41.238	2	82.476
Bush & Nuisance	K30/Ha	45	2.37	106.65	0.16	123.714	2	247.428
Cleared Land	K15/Ha	60	2.37	142.2	0.16	164.952	2	329.904
Damaged Land	K22.50/Ha	82.5	2.37	195.525	0.16	226.809	2	453.618
Lost Land *	K30/Ha	112.5	2.37	266.625	0.16	309.285	2	618.57
Village Land *	K30/Ha	112.5						618.57
Additional Lost Land *	K30/Ha	112.5						618.57

*	These categories are not cumulative but refer to specific provision in the IBP for certain portions — payable at the Lost Land Rate

*	The population factor is an adjustment for the past ten years movement. Hereafter it will be 2.2% p.a.

*	The expectation factor is a one off adjustment for this year only.

1	3/10/2008	R. Brew

Appendix H(2)
Economic Plants Compensation Rates

	Rates
	Small	Medium	Large
Description	New Rate	New Rate	New Rate
Aibika, Bubirier, Te, Lioh, Kar	1.19	2.37	4.74
Aila	1.19	2.37	3.56
Acacardo	2.37	4.74	9.48
Bamboo Clump (Tinanik)	2.37	11.85	23.70
Bamboo Giant (12 Sticks)	3.56	7.11	14.22
Banana	1.19	4.74	11.85
Bean	0.47	1.19	2.37
Betel Nuts	11.85	23.70	53.33
Black Palm	4.74	9.48	18.96
Breadfruit (see canoe tree)	16.59	35.55	47.40
Bukbuk (refer malay apple)	2.37	11.85	23.70
Cabbage	1.19	2.37	4.74
Caboe trees (Nor, Maniom, Sambo & Yendon)
Large 50 cm diameter at base			237.00
Medium 30cm - 49 dia at base		118.50
Small 15cm - 30cm at base	23.70
Seedlings 10cm - 15 cm	11.85
Capsicum	0.47	1.19	2.37
Cassava (Tapioka) mounds	1.19	2.37	3.56
Casurina (yar)	2.37	5.93	11.85
Chilli (Lonbo)	1.19	2.37	4.74
Citrus — orange	2.37	7.11	14.22
Citrus — mandarin	2.37	3.56	7.11
Citrus — lemon	1.19	3.56	4.74
Citrus — pamoloy	1.19	3.56	4.74
Cocoa — conventional	10.67	26.07	53.33
Cocoa — hybrid	14.22	41.48	82.95
Coconut	17.78	37.92	77.03
Coconut — hybrid	11.85	21.33	42.66
Corn	0.47	1.19	2.37
Cucumber	1.19	2.37	3.56
Firewood tree	1.19	3.56	7.11
5 corner fruit	0.71	1.90	2.37
Flowers, shrubs, tangit	0.47	1.19	2.37
Galip	4.74	11.85	23.70
Ginger (clumps)	0.24	0.71	1.19
Guava	1.19	2.37	4.74
Kapok	1.19	3.56	7.11
Malay apple (laulau)	2.37	5.93	11.85
Mango	4.74	11.85	23.70
Okari (talis)	1.19	3.56	7.11
Olion	0.24	0.47	1.19
Pandus (non-edible)	2.37	5.93	11.85
Pandanus — am	4.74	9.48	18.96

	Rates
	Small	Medium	Large
Description	New Rate	New Rate	New Rate
Pandanus — ho, biar, bunanie	4.74	9.48	18.96
Pao	1.78	5.33	10.67
Passionfruit	0.47	1.19	2.37
Pawpaw	1.19	2.37	4.74
Peanut (mound)	0.24	0.71	1.19
Pepper vine, daka	2.96	5.93	11.85
Pineapple	1.19	3.56	7.11
Pitpit clump edible	1.19	2.37	4.74
Pitpit clump non-edible	0.47	0.95	1.90
Poison root vines	0.71	1.19	2.37
Pumpkin	1.19	2.37	4.74
Ratan cane clump	2.37	5.93	11.85
Sago (edible)	17.78	35.55	71.10
Sago (non-edible)	7.11	16.59	35.55
Soursop, bresput	1.19	3.56	7.11
Sugar cane clump	1.19	3.56	7.11
Sweet potato mound	4.74	9.48	14.22
Taro mound	1.19	4.74	9.48
Taro kongkong	1.19	3.56	7.11
Timber trees (hard)	7.11	14.22	42.66
Timber trees (semi-hard)	4.74	9.48	18.96
Lesser known timber	2.37	5.93	11.85
Tabacco brus	1.19	2.37	4.74
Tomato	0.47	1.19	2.37
Ton	7.11	14.22	28.44
Tulip tree	1.19	2.37	4.74
Waterlily — kangkong	1.19	1.90	2.37
Watermelon	1.19	2.37	5.93
Yam (mound)	1.19	3.56	7.11

APPENDIX I
MINE CLOSURE PLAN
INTEGRATED BENEFITS PACKAGE – PROJECT MANAGEMENT

38

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
EXECUTIVE SUMMARY
Lihir Management Company (LMC) manages a gold mining operation on behalf of Lihir Gold Limited (LGL). LGL is a public Company, the ownership lies between Institutions and the General Public (79.5%), Rio Tinto (14.5%), and Mineral Resources Lihir (MRL) (6.0%).
The operation comprises an open pit mine and ore processing plant with a throughput in excess of 4Mt of ore, producing up to 600,000 ounces of gold per annum. Supporting infrastructure includes port facilities, airstrip, diesel and geothermal power stations, water supply facilities, accommodation centre, access roads, and a communication system. The pit, process plant and other infrastructure are located on Lihir Island, New Ireland Province, Papua New Guinea.
Based on current projections, operations are expected to continue until 2040, assuming the cessation of mining activity in 2022, and the processing of the stockpiled low-grade ore for the remaining period.
Planned closure is divided into three stages:
Stage 1 — Open pit mine closure (2022);
Stage 2 — End of milling operations (2040); and
Stage 3 — Post closure monitoring.
A balance date closure scenario is also considered for unplanned closure on 31st December, 2004.
The updated 2004 Mine Closure Plan was compiled by LMC staff to allow adequate planning and financial provision for closure activities; re-assessment of the environmental and bio-physical aspects of closure; and for the first time, consideration of socio-economic issues leading up to mine to closure, and beyond.
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Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
There have been a number of significant changes to the 1999 Conceptual Mine Closure Plan (CMCP) including:
•	mill throughput increasing from 2.8 Mtpa to 4 Mtpa;

•	changes to the harbour base rehabilitation strategy;

•	mining additional pits including Lienetz and Kapit;

•	removing the low-grade ore stockpile from the plan;

•	orderly reductions in workforce numbers leading to mine closure; and

•	orderly progress of rehabilitation activities leading towards mine closure.
The updated 2004 Mine Closure Plan addresses the above issues and accounts for:
•	socio-economic considerations including community, government and corporate expectations and requirements for closure;

•	the mine’s environmental setting; and

•	the current environmental status of the mine.
It is recognised, however, that uncertainty exists regarding community and government expectations of closure (both current expectations, and at the time of closure). It is also possible that information may be incomplete or inadequate to define the extent of current and potential environmental impacts.
The updated Mine Closure Plan 2004 therefore presents the current closure commitments of the operation, whilst introducing the closure planning philosophy, to provide the framework to guide provincial and local level governments, mine affected landowners, and other Lihirian Communities, in making sustainable investment decisions on the use of their remaining mining benefit streams, in the lead up to and after mine closure.
LMC, on behalf of LGL, will review and update the Mine Closure Plan five yearly, as closure requirements become better defined. A decommissioning plan will be developed two to five years prior to the cessation of operations.
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Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
A notional closure schedule has been developed. Where possible, staff reduction, rehabilitation and closure activities will be undertaken progressively prior to the cessation of operations. A further five years is allowed for post-closure monitoring and maintenance prior to lease relinquishment.
Based on current knowledge of closure requirements, 2040 raw closure costs have been estimated and are summarised in Table 1. The closure costs do not include indirect costs, engineering and construction management, progressive rehabilitation of active mining areas or asset sales.
Table 1 Estimated General Closure Costs (2040)

Component	Sub Total (Million PNGK)
Open pit and Mine	53.7
Process plant	25.2
Town and other infrastructure	6.6
Sub-total	85.5
Employee Redundancies	17.0
Five year monitoring period	27.4
The provision within the 2004 Financial Statements has been calculated and includes future costs to be incurred, and considers activities that will be completed during the operating phase (Appendix VI)
Consultation with all stakeholders including mine regulators, provincial and local level governments, mine affected landowners, and other Lihirian Communities will proceed ahead of final closure planning. The socio-economic impact of mine closure on Lihir will require management so that the detrimental affects are minimised.
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Lihir Gold Mine — Mine Closure Plan Update 2004
Page iv

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Lihir Gold Mine — Mine Closure Plan Update 2004

(continued)

A.4.9 Quarries	28
A.4.10 Surface Water Run-off and Sediment Control	29
A.5 CLOSURE SCHEDULE AND STRATEGY	31
A.5.1 Closure Schedule	31
A.5.2 Planned Closure	31
A.5.3 Goals and Assumptions	33
A.5.4 Rehabilitation Strategy	36
A.6 RISK MANAGEMENT	38
PART B ENVIRONMENTAL AND BIO-PHYSICAL CLOSURE PLAN	40
B.1 PLANNED CLOSURE — STAGE 1 END OF PIT OPERATIONS	40
B.1.1 Context	40
B.1.2 Closure Methodology For Stage 1	42
B.2 PLANNED CLOSURE — STAGE 2 END OF MILL OPERATIONS	45
B.2.1 Context	45
B.2.2 Closure Methodology for Stage 2	49
B.2.3 Kapit Village	50
B.3 PLANNED CLOSURE — STAGE 3 — POST CLOSURE MONITORING	51
B.3.1 Context	51
B.3.2 Monitoring Plan	51
B.4 BALANCE DATE CLOSURE	53
B.5 SIGNIFICANT CHANGES SINCE 1999 CONCEPTUAL MINE CLOSURE PLAN (CMCP)	54
B.6 COST ESTIMATE	55
B.6.1 Introduction	55
B.6.2 Methodology	55
B.6.3 Basis of Estimate	56
B.6.4 Balance Date Closure Estimate Assumption and Schedule	57
B.7 SUMMARY OF ESTIMATE COSTS FOR PLANNED AND BALANCE DATE CLOSURE	58
PART C SOCIO-ECONOMIC CLOSURE PLANNING	62
C.1 INTRODUCTION	62
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Lihir Gold Mine — Mine Closure Plan Update 2004

(continued)

C.2 SOCIO ECONOMIC SETTING	64
C.3 LIHIR SOCIO-ECONOMIC DEVELOPMENT PLAN (SEDP)	66
C.3.1 Socio-Economic Development Plan (the Plan)	67
C.3.2 Implementation of the SEDP	67
C.3.3 Land Use and Compensation	70
C.3.4 Community Health	71
C.3.5 Human Resource Development	73
C.3.6 Civil Infrastructure	74
C.3.7 Community and Social Impact Issues	74
C.3.8 Environment	75
C.3.9 Commercial Development	76
C.3.10 Specific Issues	78
C.3.11 Sustainable Development and Closure (The Lihir Destiny)	80
C.4 STAKEHOLDERS	84
C.5 PNG GOVERNMENT SUSTAINABLE DEVELOPMENT POLICY	85
C.5.1 Community Sustainable Development Planning	85
C.5.2 Tax Credit Scheme and SSG	87
C.5.3 Integration of Sustainable Development Policy and Mine Closure Policy	88
C.5.4 Premature Closure	88
C.6 MINE REVENUES AND DEVELOPMENT FUNDING	89
C.6.1 General	89
C.6.2 LMC Contributed Revenues	89
C.6.3 Government Funding Sources	91
C.6.4 Lihirian Wages	92
C.6.5 Available Funds	93
C.7 MINE CLOSURE ISSUES AND IMPACTS	94
C.7.1 Introduction	94
C.7.2 Planned Closure — Stage 1 (2022)	94
C.7.3 Planned Closure — Stage 2 (2040)	99
C.7.4 Balance Date Closure (2004)	103
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Lihir Gold Mine — Mine Closure Plan Update 2004

(continued)

C.8 SOCIO ECONOMIC CLOSURE COST ESTIMATES	108
PART D SUMMARY	111
D.1 SUMMARY AND CONCLUSIONS	111
D.2 ACTION ITEMS	113
D.2.1 Risk Assessment and Management	113
D.2.2 Current and On-going Studies	113
D.2.3 Further Studies	114
D.3 CLOSURE PLAN REVIEW PROCESS	117
GLOSSARY	118
REFERENCES	120
TABLES

Table 1	Estimated General Closure Costs (2040)	1
Table A.1.1	Key Dates (LGL 2004)	3
Table A.2.1	Summary of Ore Deposits	10
Table A.2.2	Vegetation zones	11
Table A.3.1	Corporate Requirements, Loan Agreements, Lease Requirements	17
Table A.3.2	International Standards	18
Table A.4.1	Mine Ore and Waste Production Summary	20
Table A.4.2	Pit Information	21
Table A.5.1	Mine Closure Assumptions Stage 1 Planned Closure	34
Table A.5.2	Mine Closure Assumptions Stage 2 Planned Closure	35
Table A.5.3	Mine Closure Assumptions Stage 3 Planned Closure	36
Table A.6.1	Aspects and Impacts Summary Matrix — Biophysical	39
Table A.6.2	Aspects and Impacts Summary Matrix — Socioeconomic	39
Table B.1.1	Summary of Stage 1 — Pit Closure Items	41
Table B.2.1	Stage 2 Plant Site Decommissioning	46
Table B.2.2	Stage 2 — Open Pit Closure	48
Table B.2.3	Stage 2 — Townsite and Other Facilities	49
Table B.3.1	Stage 3 Planned Closure — Post Closure Monitoring	52
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Lihir Gold Mine — Mine Closure Plan Update 2004

(continued)

Table B.5.1	Summary of Major Changes Since 1999	54
Table B.7.1	Summary of Closure Rounded Cost Estimates	59
Table B.7.2	Summary of Changes to Mine Closure Costs Since 1999 Conceptual Mine Closure Plan	60
Table C.6.1	Lihir Sustainable Community Development Plan — LMC Contributed Revenues	90
Table C.6.2	State Funding Commitments Which Impact Lihir Island Directly	92
Table C.6.3	Summary of 5 Year Funding including Lihirian Wages	93
Table C.7.1	Employee Numbers (Current and Projected)	94
Table C.7.2	Planned Closure — Stage 1 (2022) Socio Economic Impacts and Issues	96
Table C.7.3	Mining Workforce (Contract Staff) — Projected Reductions	97
Table C.7.4	Services affected by mine closure	98
Table C.7.5	Stage 2 Closure (2040) Socio Economic Impacts and Issues	100
Table C.7.6	Balance Date Closure (2004) Socio Economic Impacts and Issues	104
Table C.8.1	Costs associated with redundancies	109
FIGURES

Figure A.1.1	Location Plan
Figure A.1.2	Current Site Layout
Figure A.1.3	Mine Schedule — Planned Closure
Figure A.5.1	Mine Schedule — Balance Date Closure
Figure A.5.2	Stage 1 (2022) Closure Arrangement
Figure A.5.3	Low Grade Stockpile Material Balance
Figure A.5.4	Stage 2 (2040) Closure Arrangement
Figure A.5.5	Balance Date Closure Arrangement
Figure A.5.6	1999 Arrangement for Closure
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Lihir Gold Mine — Mine Closure Plan Update 2004

(continued)
APPENDICES

Appendix I	Corporate Requirements, Loan Agreements, and Lease Requirements
Appendix II	Current LMC Water Use Permits (WUP)
Appendix III	Data Collection and Reporting Schedule for EMMP Elements
Appendix IV	Cost Estimates
Appendix V	Photographs
Appendix VI	Accounting Implications — Mine Closure Provision
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Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
PART A PREAMBLE
A.1	INTRODUCTION

A.1.1	Location

The Lihir Gold Limited’s (LGL) operations are located on Niolam Island, in the New Ireland Province of Papua New Guinea. As Niolam Island is the principal island of the Lihir Group, it is generally referred to as Lihir Island. At its widest points, the island measures 22 km from north to south and 14.5 km from east to west. Lihir Island has a surface area of approximately 197 km2 and is situated approximately 900 km northeast of Port Moresby, the capital of Papua New Guinea, The mine site is located on the island’s east coast, see Figure A.1.1.

A.1.2	Project Overview

The project comprises an open pit mine, ore processing plant, and supporting infrastructure including port facilities, airstrip, diesel and geothermal power stations, water supply facilities, accommodation camps and motel, access roads, and a communications system. The existing site layout is shown in Figure A.1.2.

Ore processing is by pressure oxidation with high-grade ore processed as it is mined whereas low-grade ore is stockpiled in a number of locations for later processing. Tailing is discharged at depth to the ocean via a Deep Sea Tailing placement Pipeline (DSTP). Waste rock is deposited beneath sea water in Luise Harbour by bottom dump barges.

Mining is expected to continue until the end of 2022 and, following cessation of mining activity, processing of the stockpiled low-grade ore will continue for approximately 22 years, nominally until 2040. This is followed by a two year closure works period and a further five year monitoring period to 2046. The mine and mill operating schedule is shown on Figure A.1.3.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
A.1.3	Ownership and Corporate Details

LIHIR Gold Limited (LGL) is the owner of the Lihir Gold mine and processing facility. Lihir Management Company Limited (LMC) manages the project on behalf of LGL. LGL is a public Company, the ownership of which is approximately as follows (LGL 2004):
•	Institutions and General Public: 79.5%;

•	Rio Tinto: 14.5%; and

•	Mineral Resources Lihir (MRL): 6.0%.
MRL holds its shares in trust on behalf of the people of Lihir.

Stock exchange listings:
•	Australian Stock Exchange LHG;

•	Nasdaq Stock Exchange LIHRY; and

•	Port Moresby Stock Exchange LHG
The Company may be contacted at:
Lihir Gold Limited
Head Office
Level 7, Pacific Place
Cnr. Champion Parade & Musgrave Street
Port Moresby
Papua New Guinea
Phone: (+675) 321 7711
Fax: (+675) 321 4705

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
A.1.4	History of Site and Previous Work

A.1.4.1	History of Site

Table A.1.1 Key Dates (LGL 2004)

August 1982	Gold mineralization identified
September 1983	Exploration commenced
March 1995	Special Mining Lease granted
June 1995	Integrated Benefits Package adopted
October 1995	Initial public offering launched
November 1995	Construction started
May 1997	First gold pour
February 1999	Conceptual Mine Closure Plan published
September 1999	One millionth ounce poured
June 2001	Two millionth ounce poured
October 2001	Heat Recovery Plant commissioned
December 2001	Record annual gold production (647, 942oz)
July 2003	Maiden dividend paid out
November 2003	US $151 million raised for key capital projects
A.1.4.2	Discovery and Exploration

A geological survey of Papua New Guinea, conducted by the Bureau of Mineral Resources (BMR) between 1969 and 1974, identified hydrothermal alteration and thermal activity on Lihir Island, suggesting an environment favourable to epithermal gold mineralization. Following sampling in 1982 by Kennecott Explorations Australia (KEA) and its joint venture partner, Niugini Mining Limited, a major drilling exercise was initiated, which by the end of 1984 had identified the presence of a large gold resource.

In 1988 the RTZ Corporation (now Rio Tinto) acquired Kennecott from BP Minerals America, thereby taking over as the Lihir Joint Venture partner with Niugini Mining Limited. Following test drilling, metallurgical, geotechnical, geothermal, groundwater, environmental and engineering studies, a Feasibility Report was produced in 1992 and submitted to the Papua New Guinea Government. After extensive community consultation, the Joint Venture was issued with a Special Mining Lease in 1995 and later that year, Lihir Gold Limited (LGL) acquired the Lihir Joint Venture Project. Site clearing began in 1995 and, in accordance with the negotiated agreements, villagers occupying the area designated for the process plant site were relocated to new village sites. The processing plant was completed in 1997 and the mine began

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
producing gold soon after. Since then, annual gold production has increased from about 244,000 ounces to over 600,000 ounces.

A.1.4.3	Previous Reports Related to Mine Closure

The following reports relevant to the proposed closure program were reviewed in preparation of this Closure Plan:
•	LMC, 1989. Lihir Gold Project Environmental Plan, Volume C Appendices. Report prepared by NSR Environmental Consultants Pty Ltd for Kennecott Explorations (Australia) Ltd and Niugini Mining Limited Joint Venture. CR235/17.

•	LMC, 1992. Lihir Project Final Environmental Plan, Volume B Main Report, Supplement to Volume C. Report prepared by NSR Environmental Consultants Pty Ltd for Lihir Joint Venture. CR235/23.

•	LMC, 1996. Lihir Project, New Ireland Province, PNG — Environmental Management and Monitoring Program — Report prepared by NSR Environmental Consultants Pty Ltd for Lihir Joint Venture. CR 235/27.

•	LMC, 1996. Lihir Project, New Ireland Province, PNG — Environmental Baseline, Volumes 1-3. Prepared by NSR Environmental Consultants Pty Ltd for Lihir Joint Venture. CR 235/30/v2

•	EGi, 1998. Sulphur Oxidation Control and Acid Drainage Management for Operation and Closure: Site Visit Report.

•	LMC, 1999. Conceptual Mine Closure Plan (CMCP) for Lihir Gold Project. Report prepared by NSR Environmental Consultants Pty Ltd for Lihir Joint Venture. CR 235/32/v4.

•	Wildlife Research, Queensland Parks and Wildlife Service, 2002. The distribution and abundance of nesting marine turtles in the Lihir, Tabar and Tanga Island Groups. Final report.

•	LMC 2000, Environmental Management and Monitoring Program 2002-2003. CR EnvIR00:001.

•	LMC 2004, Environmental Management and Monitoring Program (Operations Phase) 2004-2007, Draft Report.

•	LMC 2004, Lihir Sustainability Community Development Plan, Draft Report.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
A.1.5	Approach to closure planning

The mine closure plan is being developed towards compliance with:
•	PNG Government’s policy and regulatory requirements;

•	LMC loan agreements and lease conditions including the Special Mining Lease;

•	LMC commitments given in the 1992 Environmental Plan;

•	LMC commitments given in the 1995 Integrated Benefits Package, (now under revision);

•	Rio Tinto policy, business practice, closure planning standards and guidelines; and

•	International standards for best practice.
These documents are discussed further in Section A.3 — Regulatory, Company and Other Framework criteria. Costs for all closure activities have been estimated following discussions with LMC personnel during interviews and site visits conducted throughout September to December 2004. Costs are in 2004 PNG Kina without allowance for future inflation or discounting.

As required under the Department of Mining’s proposed guidelines for Community Sustainable Development Planning (CSDP) for all major mining projects (DOM 2003), the MCP will be a rolling 5-year plan, subject to annual review. A final closure plan will be prepared by LMC and submitted to the Government in the last five years of the project.

The terminology of the CSDP has not been finalised and current discussions suggest the term Socio Economic Development Plan (SEDP) may be preferred by the government. Consequently the terms SCDP and SEDP are used in this report and apply to the same process.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004

A.1.6	Scope of This Report
The document, is presented in four parts and updates the LMC mine closure plan, five years after the Conceptual Mine Closure Plan (CMCP) was issued in 1999 (LMC 1999). The updated mine closure plan, in addition to documenting advances in physical closure works planning, significantly updates the socio-economic aspects of the 1999 CMCP. The report puts into context the LMC philosophy of long term sustainable development planning to ensure long-term benefits to the community during and after the operation of the mine.

In addition to updating information contained within the 1999 CMCP, the report is designed to:
•	Help ensure that adequate provision of funds is being made to meet closure costs;

•	Enable closure considerations to be integrated into current operations planning;

•	Identify regulatory and corporate requirements, commitments and agreements;

•	Provide the basis for the preparation of future updates as closure planning parameters become better known;

•	Identify areas of investigation required for the closure plan; and

•	Provide a framework for discussion between LMC and local landowner groups and State and Provincial governments.
The 2004 Mine Closure Plan is presented in four parts: Part A (Preamble), Part B (Environment and Bio-physical), Part C (Socio-Economic) and Part D (Summary and Conclusions).

Part A (Preamble) provides a discussion of general items, and background.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
Part B (Environmental and Biophysical) describes the environmental issues, impacts, requirements, commitments, plans and costs relating to closure of the mine site.

Part C (Socio-Economic) describes the socio-economic issues, requirements, commitments, plans and costs relating to closure of the mine site, including the aims and plans to help achieve sustainable development for the people of Lihir Island.

Part D (Summary and Conclusions), provides an overall summary and an action item list.

Addressing environmental and socio-economic issues in separate parts recognizes that social issues and the needs and wishes of the various stakeholders are integral to mine closure and the successful sustainable planning.

Although each part of the report is tailored towards a slightly different audience, the parts are cross referenced and closely linked. Therefore each part should be read in conjunction with the others to promote an understanding of all of the issues and commitments relating to the life and eventual closure of the mine.

The Mine Closure Plan is a work in progress and will evolve over the life of the mine.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
A.2	PROJECT SETTING

A.2.1	Climate and Precipitation

Temperatures at Lihir are relatively constant from month to month and vary little throughout the day. The average range is from 19[o]C to 35[o]C and relative humidity is consistently high. Two wind seasons occur over the year and vary in duration from year to year, but generally the winds are predominantly from the south-east in May to October and from the northwest in November to April.

Rainfall on Lihir Island is relatively evenly distributed throughout the year with no strong wet or dry seasons evident. However the rainfall varies enormously across the island and with altitude. The average precipitation at the mine site is 4,800 millimetres per year. Because of its latitude, 3º 07 S, the island is not affected by tropical cyclones being well above the southern cyclone belt.
A.2.2	Topography

Much of the island is mountainous, with several peaks rising up to 600 m above sea level. Sub-catchments in the upper elevations of the Luise Caldera are steep and vary in elevation from about 100 m – 550 m above sea level. Vegetation in these catchments is generally undisturbed, dense and characterized as primary rainforest. The narrow coastal plain and nearby slopes are widely used for subsistence gardening and have secondary growth cover. Parts of the narrow coastal plain, particularly in the northern and eastern areas are formed on coral platforms.

The seabed drops away rapidly from the coastline and in many places submarine cliffs occur below the corals which fringe the coast. Below the drop offs, the ocean floor lies at a depth of approximately 1600m deep immediately around the island. Further out there is a series of ocean trenches, which are the assumed ultimate location for tailings and reach depths of over 3000 m. Because of its origins within a volcanic crater, Luise Harbour features a gently shelving seabed composed mainly of muddy, fine-grained volcanic sands with some detached coral reefs, which become partly exposed at low tide (LMC 1992).

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
A.2.3	Geology

Lihir Island was formed during periods of intense volcanic activity. Luise Caldera, in which all of the known ore deposits are located, is the youngest of the volcanic features in the area. The northeast slopes of the Luise caldera have collapsed allowing part of the caldera base to become submerged by the ocean to form Luise Harbour.

The rocks of the caldera are primarily comprised of andesitic and basaltic lava flows, tuffs and agglomerates which have been subjected to different types of alteration, mineralization and hydrothermal activity. Gold mineralization occurs in the central part of the caldera and all of the rocks in the vicinity of this mineralization have been affected by hydrothermal activity (LMC 1992).

Geothermal reservoirs are present in the caldera, covering an area of at least 2 km2. Discharges in the form of thermal hot springs and fumaroles occur in surrounding areas. Steam and gas discharges occur on the nearby Kapit Beach and zones of submarine gas seepage are regularly observed in Luise Harbour. Discharges of hydrogen sulphide are commonly associated with all of these features.

The geothermal reservoir is fed by hot fluids that rise from the depths along geologic fractures, mix with infiltrating rainwater and eventually discharge to the sea. At shallow levels of the system, temperatures can reach 100[o]C at the water table and can exceed 200[o] C at depth.

Several adjacent and partly overlapping ore deposits lie beneath the floor of the Luise Caldera. The major reservoirs are known by Minifie, Lienetz and Kapit as summarised in Table A.2.1. Ore reserves are thought not to extend under the steep slopes of the caldera rim.

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Table A.2.1 Summary of Ore Deposits

DEPOSIT	GOLD MINERALIZATION
Minifie	Occurs mostly between the original ground surface (about 50 metres above sea level) and 150 metres below sea level.
Lienetz	Occurs at elevations between 140 metres above and 250 metres below sea level.
Kapit	Occurs between 50 metres and 250 metres below sea level.
A.2.4	Seismology

Lihir Island is located at about 3[o] 07’ S and 152[o] 38’ W in the West Melanesian Arc seismic source zone of Papua New Guinea (Ripper and Letz, 1993). Several magnitude 8 and above earthquakes have been attributed to this zone. New Ireland and Lihir Island lie just north of the likely limit of the contact between the South Bismark Plate and the Solomon Plate as it wraps around New Britain. The area is one of the most highly seismically active plate margins in the world. Consequently, frequent, small nearby earthquakes and infrequent, more distant but potentially destructive large earthquakes can impact the mine site.

A.2.5	Hydrogeology

The groundwater system in the pit area is highly complex and includes flows derived from rainfall infiltration into the upper regions of the caldera, sea water intrusions and erratic high pressure areas caused by volcanic activity. An extensive system of depressurizing, dewatering and cooling water/steam wells exist in and around the pit.
A.2.6	Hydrology

The Island has a large number of watercourses, the largest of which are the Londolovit River (which drains to the northeast coast) and the Wurtol River (which drains to the southwest coast). Key watercourses relating to the site are the Londolovit River and the two main streams draining the caldera: Kapit and Ladolam Creeks. The latter two discharge into Luise Harbour.

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Rainfall is highly variable on a day to day basis. During high rainfall, sediment is rapidly transported into the Harbour contributing to the formation of a sediment plume. The plume, which is observed regularly, is significantly influenced by surface water runoff and groundwater discharge from the site.

A.2.7	Vegetation

There are four main pre-mining vegetation zones present on Lihir as in Table A.2.2.
               Table A.2.2 Vegetation zones

VEGETATION ZONE
(AND APPROX. ELEVATIONS)	DETAILS
Shoreline	Hibiscus and other common strand formation plants.

Coastal Plain: 10-175m above sea level	This belt contains secondary forest, grassland, gardens and garden regrowth, settlements and plantations. Key vegetation includes: coconut and cocoa, areca palm, bamboo, breadfruit, banana, sago, paw paw and other trees.
175-400m	Steep terrain, mainly a mosaic of secondary to more mature rainforest. Lower hill slopes and deeper soils have garden and garden regrowth areas.
400m and above	Rugged terrain with steep slopes, thin soils with mature forest, not used for gardening.
A.2.8	Fauna

A diverse range of terrestrial fauna exists, with similar distributions to the rest of New Ireland. Fauna includes marsupials, reptiles, amphibians, rodents and mammals including wild pigs. There is a rich bird population, including forest dwellers, sea birds and waders. One particular bird (the Melanesian scrubfowl — Megapodius eremite eremit, a member of the megapode family) uses the geothermal areas to incubate its eggs. Pigs and megapode eggs are traditionally significant as a source of food.

There is an absence of large rivers or estuaries on the island and it is thought that this has limited the establishment and adaptation of marine species in the freshwater environment. The streams which drain the mountains of Lihir are short and fast flowing with erratic flow volumes almost drying up in low flow periods and producing

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torrents during heavy rain. Fish habitats on the island occur mainly in the low-gradient zones along the narrow stretch of coastal plain and are characterized by riffles and pools. Freshwater fauna consist mainly of fish, prawns and eels (LMC 1996).

Within Luise Harbour, there exists bottom dwelling (benthic) fauna such as macro-invertebrates in the form of worms and burrowing and surface crustaceans and a small benthic fish population.

Coral reefs fringe the coastline of the island and provide a rich marine habitat. There are not many live corals in the shallow water due to wave disturbance but at greater depths a variety of corals exist. At depths greater than 50m and below, the corals are less in number and are more thin and brittle. Marine fauna such as molluscs, starfish and sea-cucumbers live in the shallow water and many types of crustaceans such as crab, lobster and shrimp live in the reef areas.

A rich variety of reef fish make up the largest group of fish around the island. Ocean fish (Pelagics) are also numerous and include squid, tuna and sharks. Turtles have been observed in the ocean, and in particular Leatherback Turtles, which have in the past infrequently used a section of the Kapit beach to lay their eggs. Little is known about fauna in the deep surrounding ocean floor and trenches.

A.2.8.1	Air Quality

Ambient air quality can vary throughout the year due to natural and anthropogenic sources. In addition to process plant discharges to atmosphere, mining activities and weather conditions can combine to create localised levels of dust, and LMC operate dust suppression measures such as spraying water on haulage roads to counteract this.

Natural sources affecting air quality include emissions from the geothermal wells and hot springs, which discharge steam and gases including hydrogen sulphide to the air.

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A.2.9	Socio-economic Environment

A brief synopsis of the traditional socio-economic environment is described below.

A.2.9.1	Population and Settlement

The population of Lihir Island is mainly spread among villages around the coast with less in the more rugged parts of the island. Londolovit is and remains the population centre of the island.

A.2.9.2	Land Use

Approximately 90ha of plantations of coconut, cocoa and sago were located within Luise Caldera prior to the mine development. Near the coast, the caldera also contained extensive thickets of bamboo which were used by the villagers for building materials. Behind the plantations were approximately 60ha of garden and garden regrowth. Further inland and on the lower slopes was secondary forest that contained a few active gardens. On the steeper and higher slopes, more mature forest existed and is still evident today.

A.2.9.3	Economy

Villages on Lihir Island and the nearby islands traditionally have subsistence economies comprising shifting cultivation and wild pig farming. Gardens provide a major source of food including a variety of vegetables and fruit. The islanders traditionally obtain many of their raw materials and foods from the forest, including timber, sago and bamboo for building purposes. Although garden cultivation provides the main source of food, fishing in the sea remains an important food source and social activity.

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A.3	REGULATORY, COMPANY AND OTHER FRAMEWORK CRITERIA

A.3.1	Legislative Requirements

A.3.1.1	Relevant Acts

The main acts governing mining operations in PNG are:
•	Environment Act (2000).

•	Mining Act (1992).
A.3.1.2	Environment Act (2000)

i) General

A new environment regime was introduced to Papua New Guinea (PNG) by the Environment Act 2000 and its associated regulations. The Environment Act 2000 (the Act):
•	repealed the Environmental Planning Act (1978), Water Resources Act (1982) and the Environmental Contaminants Act (1978), and incorporated their requirements;

•	imposed a regime of environmental approvals and licensing aimed at protecting PNG’s environment (applies to, and may affect, both new and existing projects); and

•	established the Environment Council as a crucial decision making body.
Statutory environmental requirements have remained unchanged under the new Environment Act, and the present LMC Water Use Permits (WUPs) that were issued prior to the 2000 Environment Act, will continue to operate with the new regime.

ii) Water Permits

Water Use Permits (WUPs) are issued by the PNG Department of Environment and Conservation to regulate water extracted from rivers and the ocean, and limit the volume and concentration of discharged pollutants. Concentration limits detailed in WUPs are based on international standards for the protection of fresh and marine

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waters including the Australian and New Zealand Environment Conservation Council (ANZECC) 2000 Guidelines for fresh and marine water quality. LMC’s compliance with the requirements of the WUPs is monitored through the current Environmental Monitoring and Management Program (EMMP 2004-2007). A listing of the 23 original LMC Water Use Permits is attached in Appendix II. Five permits have since lapsed or been amalgamated into 18 valid water use permits.

A.3.1.3	Mining Act (1992)

The section of the Mining Act 1992 of direct relevance to closure is Section 152 “entitled removal of mining plant, ore, tailings, etc., on expiry, etc. of tenement”. Implications of Section 152 for closure are:

Mining plant can be either removed by the holder of a tenement following surrender of the tenement, or be sold by the Department of Mining and removed. In the event of a sale, the proceeds are retained by the State. However, this section is interpreted subject to the existence of any valid agreement between the holder of the tenement and owner of the land where the plant is located.

Any tailings, other materials or mined ore left upon the land following surrender of the tenement and not within a prescribed period removed or treated by the holder of the tenement, shall become the property of the State.

In addition, Section 19 of the Act states that a mining development contract takes precedence over the Act, except where conflict between regulators and developers exists, in which case the provisions of the Act prevail. In the case of the Lihir Gold Mine, therefore, Section 152 is not applicable to Special Mine Lease 6 (SML 6) covering the area of mining operations, but is presumed to be applicable to leases granted for quarrying and the provision of infrastructure (e.g. Lease for Mining Purposes Nos. 125 and 126, Lease for Mining Purposes Nos. 34 and 35, and Mining Easements Nos. 71, 72 and 73).

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A.3.1.4	Other Acts

The Environment Act 2000, repeals a number of environmental statutes. Those which remain and are in part applicable to LMC’s operations are listed below;
•	Public Health (Drinking Water) Act (1984).

•	Conservation Areas Act (1980).

•	Dumping of Wastes at Sea Act (1979).

•	International Trade (Fauna and Flora) Act (1979).

•	Fauna (Protection and Control) Act (1966).
These Acts only have a minor impact on Lihir operations beyond the requirements of the Environment Act 2000 and Mining Act 1992.

A.3.2	Corporate Requirements, Loan Agreement and Lease Requirements

In addition to the regulatory requirements for mine closure, there are a wide variety of LMC and other Corporate documents having relevance to closure. In addition certain loan and lease agreements require adherence to environmental performance which impact closure. There are also international standards of good practice dealing with closure. Many of these requirements and standards cover similar issues and goals. The main identified documents are listed in Tables A.3.1 and A.3.2, with selected items discussed further in Appendix 1.

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Table A.3.1 Corporate Requirements, Loan Agreements, Lease Requirements

DOCUMENT	AUTHOR AND DATE	COMMENTS
Community and Environmental Policy	LMC, 2003	Discussed in Appendix I
Environmental Plan	LMC, 1992	Discussed in Appendix I
Environmental Management and Monitoring Program	LMC, 2004 (Draft)	Will supersede 2002-2004 when issued. Update in progress. Discussed in Appendix I
Integrated Benefits Plan (IBP) Revised IBP — The Sustainable Development Community Plan (SDCP)	LMC 1995 LMC 2004 (Draft)	SDCP will supersede IBP when issued. Discussed in Appendix I
Mining Development Contract	State of PNG, March 17, 1995	Discussion in Appendix I
Loan Agreements; Export Finance and Insurance Corporation Agreement, Multilateral Investment Guarantee Agency, Mining Industry Consultants Agreement.	Retired	Assumed retired when loan ended in 2003. Discussed in Appendix I
Mining Leases SML 6, ML 125,126, Lease for Mining purposes 34, 35,	State of PNG, March 17, 1995 State of PNG, July 21, 1995	Discussed in Appendix I
Mining Easements 71, 72, 73	State of PNG, September 21, 1995
Rio Tinto Statement of Business Practice	Rio Tinto, 2003	Discussed in Appendix I
Rio Tinto Closure Planning Standard	Rio Tinto, 2004	Discussed in Appendix I
Rio Tinto Closure Planning Guidance	Rio Tinto 2004
International standards which have been reviewed for preparation of the closure plan include the documents listed in Table A.3.2. The closure scenarios as presented in this report comply with the understood intent of all Regulations, Corporate and International documents referred to in this section, unless noted otherwise.

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Table A.3.2 International Standards

DOCUMENT		AUTHOR AND DATE
•	Sustainable Development Policy & Sustainability Planning Framework for the Mining Sector in PNG (Green Paper)	Department of Mining, PNG Government, 2003.
•	Pollution Prevention & Abatement Handbook (PPAH)	World Bank 1998.
•	IFC Guidelines for mining and milling — Open Pit	World Bank (IFC), 1995 (Draft).
•	IFC Guidelines for Precious Minerals Mining	World Bank (IFC), 2004 (Draft).
•	IFC Safeguard Policy — OP4.01 Environmental Assessment,	World Bank (IFC), 1998.
•	IFC Procedure for Environmental and Social Review of projects
•	Environmental Assessment Sourcebook and updates	World Bank, 1991-2002.
•	World Bank Equator Principles	World Bank, 2003.
•	Strategic Framework for Mine Closure	Australia and New Zealand Minerals and Energy Council (ANZMEC) & Minerals Council of Australia (MCA), 2000.
•	Minerals Industry Code for Environmental Management	Minerals Council of Australia (MCA), 2000.
•	Mining Rehabilitation Handbook	Minerals Council of Australia (MCA), 1998.
•	Mine Closure Policy	Minerals Council of Australia (MCA, 1999.
•	Guidelines for Mine Closure Planning	Queensland Mining Council, Australia, 2001.
•	Best Practice in Environmental Management in Mining;
	• Mine Planning for Environmental Protection.	Environment Australia, 1995.
	• Community consultation and involvement.	Environment Australia, 1995.
	• Land form design for rehabilitation.	Environment Australia, 1998.
	• Tailings Containment.	Environment Australia, 1995.
	• Rehabilitation and Revegetation	Environment Australia, 1995.
	• Managing Sulphidic Mine Wastes and Acid Drainage	Environment Australia, 1997.
	• Environmental Risk Management.	Environment Australia, 1999.
Environment Australia, 1999.
• Water Management.
•	Mine close out criteria: life of mine planning objectives	Dept. of Mines and Energy, Northern Territory Government, Australia, 1997.
•	Technical Guidelines for the environmental management of exploration and mining	Natural Resources and Mines (Formerly Dept of Mines and Energy), Queensland Government, Australia, 1995.
•	Environmental Management Framework and Policy	The Mining Association of Canada (MAC), 1995.
•	A Guide to the Management of Tailings Facilities	The Mining Association of Canada (MAC), 1998.
•	Mining & Environment Guidelines adopted at the United Nations International Roundtable on Mining & the Environment (The Berlin Guidelines)	United Nations, 1994.
•	Berlin II Guidelines for Mining and Sustainable Development (Updates the original Berlin guidelines)	United Nations, 2002.
•	Environmental Guidelines for Mining Operations	United Nations Department of Economic and Social Affairs (UNDESA) & the United Nations Environment Programme (UNEP), 1998.
•	Mine Rehabilitation for Environment and Health Protection	United Nations Environment Programme/World Health Organisation, 1998.
•	Environmental Management of Mine Sites. TR 30.	United Nations Environment Programme, 1994.
•	The Business Charter for Sustainable Development	International Chamber of Commerce, 1991.
•	Sustainable development framework.	International Council on Mining and Metals, 2003.
•	International Standard for Environmental Management -ISO 14001	International Organisation for Standardisation (ISO), 1996.

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A.4	PROJECT DESCRIPTION

A.4.1	Site Layout

The current site layout is shown in Figure A.1.2 and the following sections provide a general description of the project components.

A.4.2	Mining and Milling Operations

A.4.2.1	Ore Reserve

Mineable reserves at the end Q2 2004 amount to about 566,000 Kg of recoverable gold, contained in 161 million tonnes of ore, averaging about 3.52 grams of gold per tonne.

A.4.2.2	Brief overview of the mining and milling schedule
•	Site operations began in 1995;

•	Mining of the Minifie ore body, processing of high grade ore and stockpiling of low grade ore began in 1997;

•	Mining of the Lienetz ore body started in 2002;

•	Mining of the Kapit ore body to follow in 2010 after the low-grade stockpile that currently lies on top of it is removed;

•	All mining operations are anticipated to finish in 2022;

•	Low Grade Stockpiles to be processed following cessation of mining;

•	Milling ceases in 2040 after processing of the low-grade stockpiles ends.
Mining operations remove about 47 million tonnes of waste from the pit per annum. Most of the waste rock is transferred using haul trucks to bottom-dump barges, and then disposed in the harbour. Table A.4.1 shows ore, waste and tailings cumulative production at key dates.

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Table A.4.1 Mine Ore and Waste Production Summary

	CUMULATIVE MINE PRODUCTION (Mt)
PRODUCTION	1999	2004	2022	2040
Ore delivered to ROM	5.5	24	105	181
LG Stockpiled	n/a	35	98	0
Waste Rock	n/a	190	770	770
Tailings (Ore milled)	5.4	24	109	190
A.4.3	Open Pit Mine

A.4.3.1	General

Mine Site elements that relate to operations in the pit:
•	Workshop, offices and miscellaneous buildings;

•	Barge loading wharf;

•	Screening and dewatering plant;

•	Heavy Equipment;

•	Pit Slopes;

•	Mine electrical, and miscellaneous items;
A.4.3.2	Description of Open Pit Mine

The Lihir Gold deposit is made up of several adjacent and partly overlapping mineral deposits beneath the floor of the caldera, the principal reserves being Minifie, Lienetz and Kapit.

Development of the Minifie and Lienetz reserves is by conventional open pit mining however development of the Kapit reserve will require construction of a coffer dam in Luise Harbour to allow the final pit wall to extend beyond the current coastline.

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Table A.4.2 Pit Information

Geology	•	Epithermal sulphide ore in an inactive volcanic crater.

Pit geometry	•	Final dimension of the pit estimated at 2 km x 1.4 km, with a final depth of 185 m below sea level.
	•	Bench heights: 12 m and 6 m.
	•	Maximum final pit slope angle: 47 degrees.
	•	Minifie deposit — actively mined since start up originally measured approx 1000 m x 600 m
	•	Lienetz deposit — measures approximately 800 m x 400 m
	•	Kapit deposit — measures approximately 450 m x 300 m
	•	All pits taper in size at depth

Mine production	•	The remaining life-of-mine strip ratio is about 4:1 (waste: high-grade ore + low-grade ore).
	•	The remaining high-grade strip ratio is approximately 9:1 (waste + low-grade ore: high-grade ore)
A.4.3.3	Mining

Mining is undertaken using RH200 shovels loading a fleet of Cat 785 and 777 haul trucks. Much of the mined material is soft enough to free dig but blasting is carried out as a safety precaution against mining into high pressure geothermal zones.

The mine equipment fleet is serviced in the plant workshop and associated warehouse, tyre shop and miscellaneous buildings. Mine operations has its own set of offices, fuel station and crib hut.

The Barge Wharf is specific to the mine, and the barges themselves are contractor operated.

The pit also has its own screening plant for crushing and screening aggregate for drill hole stemming and general use.

The mine equipment fleet also includes, CAT 375 Excavators, D10 Dozers and drills, graders and loaders.

The mine is dewatered, depressurized and cooled in advance of mining activity by a system of bores. A large number of horizontal bores are installed for localized depressurization of the in-pit walls. Discharges from bores are currently directed, by

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pumping as necessary to the two perimeter drainage channels (Kapit and Ladolam). Plans are being developed to collect these discharges, separate contact from non-contact water, and discharge the effluent in a controlled manner to Luise Harbour.

Surface water due to rainfall and runoff is collected in a series of sumps in the pit. The position of these sumps are moved as work in the pit progresses. Collected runoff is currently pumped to the Ladolam perimeter drainage channel on the southern side of Minifie pit and discharged to Luise Harbour. The flow will also be collected and separated from non-contact water for controlled discharge.

A.4.3.4	Pit Walls

The pit wall rock consists of weak weathered material often of high temperature. As such there is limited precedent for assessing wall stability during development. Experience being obtained through observation of current mine performance will be used to develop stable final pit walls. At closure, the pit-wall area above sea level is estimated to be about 196 ha of which over 50% is expected to comprise Potentially Acid Forming (PAF) material.

A.4.3.5	Coffer Dam

The current mine plan requires construction of a coffer dam in Luise Harbour to allow development of the Kapit Reserve. Due to the quantities and timing of material required it is most likely that the bulk of material used for embankment construction will be ROM waste and hence PAF.

A.4.4	Stockpiles

The mine plan adopts a declining cut-off grade strategy, which requires the highest grade ore to be processed first with low grade material stockpiled for late processing. The following section discusses the strategy for handling the high and low grade.

A.4.4.1	Run of Mine (ROM) Stockpiles

Run Of Mine (ROM) stockpiles are located in the area adjacent to the primary crushing station and receive High Grade Ore (HGO) from the pit (see Figure A.1.2).

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The ore is processed at the crushing station and transported to the processing area via a conveyor system. The ROM stockpile is classified depending on sulphur content (high, medium and low) to control the sulphur grade sent to the processing plant.

A.4.4.2	Low Grade Ore (LGO) stockpiles

The current mine plan includes provision for the stockpiling of approximately 90 million tonnes of low grade ore. Current stockpiles include Kapit South, Kapit North and Harbour Platform low-grade ore stockpiles, see Figure A.1.2.

Development of Kapit Pit will require relocation of the Kapit North stockpile and development of the Kapit Village and Wild West low grade stockpiles, see Figure A.5.2. Low grade ore will also be stockpiled within Minifie pit towards the end of pit life.

The low grade ore is Potentially Acid Forming (PAF) and reactivity varies greatly ranging from days to weeks while other material may have a lag period of several years.

A.4.4.3	Topsoil Stockpiles

Topsoil is removed from areas that are required for site operations. The topsoil is either used to aid re-vegetation of disturbed areas no longer affected by site operations or stockpiled for later use. The estimated current volumes of the main topsoil stockpiles (Kapit and Magazine) are about 83,000 m3 and 499, 000 m3 respectively.

A.4.5	Process Summary

A.4.5.1	General

Within the sulphide ore, gold occurs in Iron Sulfide (Pyrite) crystals. The pyrite is reacted with oxygen under high pressure and temperature in an acidic environment, and the gold is recovered via Carbon-In-Leach (CIL) processing.

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Ore is loaded into the primary crusher hopper by haul truck and after crushing, is transferred via a conveyor system to the run-of-mine stockpile at the processing plant located at Putput Point (approximately 1 km east of the mine) (Figure A.1.2). Crushed ore proceeds to the grinding circuit (comprising a Semi-Autogenous Grinding (SAG) mill and a ball mill). Following milling, the ore is washed and thickened to remove chlorides and stored in pre-oxidation tanks before being oxidized in the pressure oxidation autoclaves.

Slurry from the pressure oxidation process is then subjected to Counter Current Decantation (CCD) thickeners to remove soluble acidic materials. Neutralization of the acid is then achieved using lime to raise the pH to a minimum of 10. Sodium Cyanide solution is used to leach the gold from the slurry before the gold is desorbed from solution onto carbon in a CIL circuit. The carbon is washed in hydrochloric acid and the gold is then recovered by an electro-winning and an electro-refining process before being smelted into gold bullion.

A.4.5.2	Improvements to Milling Operations Since Start Up1

A number of improvements have been made to the milling operation since start-up in 1997 and this has led to an increase in throughput from the original design capacity of 2.8Mtpa to 4Mtpa. Major areas of improvement have included;
•	Installation of additional oxygen generation capacity;

•	Installation of additional power generation capacity;

•	Installation of a pilot flotation plant;

•	Improvements in autoclave availability and modification to internal design;

•	Installation of a heat recovery circuit to recycle heat generated in the autoclaves;

•	Installation of a pebble crushing circuit;

[1]	A McDonald , LMC, 8th Mill Operators conference, Townsville, QLD, Australia July 2003

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•	Additional autoclave feed pumping capacity.
Various improvements have expanded the processing plant’s operating range allowing greater flexibility in processing varying grades of ore hardness and sulphur. Further upgrades may be done prior to closure and will be incorporated in later updates to the mine closure plan.

A.4.5.3	Utilities

Raw water for process is pumped from Londolovit weir and supplemented by collection of caldera catchment water.

Potable water for the Putput village is supplied by clean water pic ups from the caldera creeks.

Power for the mine and mill site is generated by a 50 MW oil fuel power station, a 6 MW additional plant, with a 30 MW geothermal plant under construction.

Domestic and industrial waste is disposed of in an incinerator located on-site. The incinerator reduces the volume of waste buried in landfill pits. Sewage is discharged to the Deep Sea Tailings Pipeline (DSTP) for ocean disposal.

A.4.6	Waste Rock

Waste rock characterization, ARD potential and disposal

Waste rock at the site is divided into two main classes, soft waste rock (incompetent) and hard waste rock (competent). Soft waste rock comprises soil and marginal rock which often breaks down to a soil when exposed and reworked. Hard waste rock is made up of durable rock which does not breakdown or degrade. The vast majority of waste rock is PAF with short lag times. The remaining life of mine mass of waste rock is about 680 Mt with the vast majority placed in Luise Harbour (see Figure A.1.2). Haul trucks transport the waste rock to bottom-dump barges which then travel out to the designated disposal point and dump the rock. A fleet of five 975 m3 capacity self propelled bottom-dump barges operate 24 hours a day,

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receiving the waste rock at the loading dock and travelling to and from the disposal site.

Large waste sinks rapidly to the ocean floor, which was originally between 300 and 500m below sea level at the dump point. Fines from the bottom dumped waste and wash waste from the barge doors is a source of surface contaminant plumes in Luise Harbour. The depth of the waste pile is monitored and reported in accordance with the applicable Water Use Permit (WUP).

Competent waste rock has been used to construct the Harbour Platform, which is an area of reclaimed land at the edge of Luise Harbour used for low grade ore stockpiling, see Figure A.1.2. The bulk of waste rock in the Harbour Platform is PAF and will require removal below sea level at mine closure to limit long term acid generation.

A small amount of hard waste rock is stockpiled on land, for use in haul road maintenance and as armouring for perimeter drainage channels.

A.4.7	Tailings Management and Disposal

Various effluent streams including the tailings from the gold processing plant are directed to a mix tank and then de-aeration tank prior to discharge. The de-aeration tank process is designed to release entrained air in the tailings stream to the atmosphere prior to discharge. The effluent is discharged to the sea via the Deep Sea Tailings Pipeline (DSTP). The pipe runs at a steep gradient in a tunnel through a coral platform to a depth of 125 m below sea level before the tailings are discharged to the ocean. The tailing solids eventually deposit on the seabed at depths of between 900 to 2,000 m. It is expected that over the life of the project, the quantity of tailing solids will be in the order of 200Mt.

The discharge of tailings to the ocean is regulated by Water Use Permit (WUP) (#29/990) issued by the PNG Government (see Appendix II). The WUP specifies allowed discharge rates and water quality criteria applicable within a designated offshore mixing zone. Regular monitoring is undertaken at multiple locations and

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depths throughout the mixing zone and also at the de-aeration tank prior to discharge.

The effluent streams discharged via the outfall include:
•	Thickened Carbon-in-Leach (CIL) tailings;

•	Counter Current Decantation (CCD) washwater from the pressure oxidation autoclaves;

•	Cooling water from the oxygen and power plants;

•	Sewage from the processing plant and mine areas; and

•	Seawater pumped to the de-aeration tank when necessary to prevent air entering the pipeline.
There are plans in place to increase the rate of the discharge through the tailings line.

A.4.8	Townsite, Infrastructure, Buildings and Services

A list of on and off-site facilities is presented in tabular form in Part B and is summarised below.

A.4.8.1	Townsite

The Londolovit townsite accommodates about 2,000 people and includes family housing, duplexes, dongas, recreational facilities, government offices and schooling, medical centre and other infrastructure and buildings. Utilities include potable water from Londolovit weir, power from a nominally 6 MW generating plant, supplemented by townsite diesel generators. Sewage is treated in a sewage treatment plant at the townsite before being discharged to the ocean. Domestic waste is treated at an incinerator on the mine site and any excess waste is burned and buried in a landfill facility. An airstrip located north of the townsite is surfaced with coronous material and is used for daylight activity.

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A.4.8.2	Port Facilities

A general purpose wharf has been constructed in the vicinity of the plant to facilitate cargo ships that dock at the site. A small boat harbour has also been constructed nearby, protected by a breakwater. Traffic through the port comprises of imports of fuel oil, mine and processing plant consumables and general cargo. The small boat harbour is used for work boats and other general boating requirements.

A.4.8.3	Mine Site Roads

Within the mine area, over 4 km of haul roads have been constructed outside of the pit, leading to the crusher, maintenance facilities, waste rock, ROM stockpile and low grade stockpiles. Hard mine waste rock and crushed basalt are used in the construction of these roads. Other roads connecting the remaining parts of the site accommodate a fleet of light vehicles.

A.4.8.4	Public Access Roads

A ring road has been constructed around the Island connecting all major villages and population centres.

A.4.8.5	Telecommunications

The basic communications system on the island was substantially upgraded during site development and now provides high-quality links with New Ireland, Port Moresby, other parts of PNG and overseas. Included are a microwave link and a telephone network to provide services for the public and mine operations. Radio, television and satellite transmission facilities are established.

A.4.9	Quarries

About 9 major quarries and 10 smaller pits have been used on the island to provide a variety of materials for aggregate and pavement surfacing materials during construction and operations phases. The locations of selected quarries are shown in Figure A.1.2. Basalt makes up the bulk of the surfacing material for the haul roads as well as aggregate and fines for concrete production. Coronous material is used

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for road surfacing as it is durable and readily available. By the end of operations in 2044, quarries, occupying a total area of approximately 40 ha, are expected to have been mined. Quarries no longer in use are progressively rehabilitated (Photo 39, Appendix V).

A.4.10	Surface Water Run-off and Sediment Control

A.4.10.1	Surface Water

Since construction and the beginning of mine operations, the two main streams within the caldera (Kapit and Ladolam Creeks) have been modified to become drainage conduits for the mine-pit perimeter drainage system, geothermal waters and mine contract water. Various sections are lined with high density polyethylene and/or rip rap as a mean of erosion control. The drains discharge to Luise Harbour near the mouths of the original creeks, as indicated on Figure A.1.2

The channels allow some cooling of hydrothermal waters before discharge. They also direct flow into sediment traps which a) significantly reduce the amount of suspended material entering the harbour and b) allow further time for water containing geothermal discharges to cool prior to discharge to the Luise harbour.

Work is also underway to intercept contact water, separate the flows from non contact water and re-direct flows to controlled discharge to Luise Harbour.

It is expected that the non-contact water diversion channels will be maintained at closure but may be incrementally modified, replaced and rebuilt as the pit expands.

A.4.10.2	Sediment Control Strategy

A surface plume of suspended sediment is regularly observed in Luise Harbour and is thought to mainly result from the following:
•	Suspended fines from the waste rock material discharged from the bottom opening barges;

•	Erosion of the diversion channels, harbour base and low grade stockpiles;

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•	ARD leachate from the harbour base on-land stockpiles; and

•	Pit sump, pit dewatering bore and geothermal discharges.
A Mine Water, Sediment and ARD Management Plan (MWSAMP) has been devised to help address the discharge of contact water to Luise Harbour and the associated sediment plume issues. The MWSAMP is an operational strategy but is described here since elements of it will remain as part of closure.

The plan includes a number of engineering strategies for the separation and collection of sediment and water runoff from the mine site including:
•	The construction of pit perimeter diversion drainage channels to segregate the clean runoff from undisturbed regions of the caldera catchment from mine site contact water.

•	Optimisation of the Kapit sediment trap to better collect and retain stream-derived sediment.

•	Lining of pit drainage channels to minimise erosion and associated high sediment runoff.

•	Collection of pit sump, hydrothermal and dewatering well and Kapit North low grade stockpiles contact waters and directing them to a mix tank and then to a controlled discharge.

•	The improved collection of spillage and wash down of ore from the conveyor system and stockpiles at the processing plant.

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A.5	CLOSURE SCHEDULE AND STRATEGY

A.5.1	Closure Schedule

The process of mine closure planning was initiated during the development of the mine and has been a part of on-going site operations since then. The planning process involves the development of a conceptual mine closure plan, ongoing mine and environmental planning, and stakeholder discussions.

In this report three separate closure planning scenarios are considered as follows:
•	Planned closure consisting of Stage 1 — Pit closure, Stage 2 — Final closure and Stage 3 — Post closure monitoring. This is the preferred closure schedule.

•	Balance date closure, to conform with general accounting practice, in which closure liabilities at end of 2004 are assessed. This condition is analogous to unscheduled sudden closure.

•	Changes since the 1999 Conceptual Mine Closure Plan summarised to provide a comparison to the 2004 closure plans listed in the preceding two bullets.
The closure schedule adopted for the Planned Closure is shown in Figure A.1.3. The closure schedule for the Balance Date closure is shown on Figure A.5.1.

A.5.2	Planned Closure

A.5.2.1	Stage 1 — Pit Closure

Cessation of mining is expected at the end of 2022 at which time Stage 1 — Pit Closure will occur. At that time, open pit mining and waste rock disposal will cease. Milling operations will continue to process stockpiled low-grade ore. The site arrangement in 2022 is shown on Figure A.5.2 and a schematic of the proposed stockpile use is presented in Figure A.5.3.

Stage 1 closure will involve flooding of the open pit, decommissioning or downsizing of the associated equipment fleet and buildings and some downsizing of the accommodation camp.

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A.5.2.2	Stage 2 — Final Closure

Processing of low grade ore is expected to be completed in 2040 at which time Stage 2 — Final Closure will occur. Stage 2 will involve removal and decommissioning of plant site buildings, structure and infrastructure and transfer of assets to the local community and/or regulators as required. Closure activities will include remediation and revegetation of the decommissioned areas and removal and disposal of the Kapit pit coffer dam embankment and Harbour Base.

Unwanted buildings in the town site will be demolished with the remaining buildings transferred over time to the local community and/or regulators. Kapit Village will be re-established. The closed Stage 2 condition is illustrated on Figure A.5.4.

Major capital works are expected to be completed during 2040 and 2041.

A.5.2.3	Stage 3 — Post Closure Monitoring and Maintenance

Monitoring is a continuous part of site operations and will continue from 2022 (Stage 1 closure) until 2040 as an operational cost. Monitoring during Stages 2 and 3 is considered a closure cost.

Stage 1 post closure monitoring will commence at the cessation of mining and continue until the end of Stage 2 post-closure monitoring.

Stage 3 post closure monitoring will commence at the cessation of the main closure works and continue for five years from 2042 to about 2046, or until the achievement of compliance with appropriate closure criteria, whichever is the longer.

A.5.2.4	Balance Date Closure

The selected Balance Date for closure is December 31, 2004. Closure of the operations then would hypothetically involve cessation of mining and milling and securing or removing the low grade stockpiles in a manner to achieve compliance with post closure criteria. In addition, decommissioning of buildings and

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infrastructure similar to that outlined in the Planned Closure options would be needed.

The conditions immediately prior to Balance Date Closure are shown on the current site general arrangement drawing, Figure A.1.2, while the closed condition is shown on Figure A.5.5.

A.5.2.5	1999 Conceptual Mine Closure Plan (CMCP)

The 1999 CMCP is similar to the planned closure option although there have been changes to the schedule and other operational components since 1999. The 1999 closure case is shown in plan on Figure A.5.6.

A.5.3	Goals and Assumptions

Tables A.5.1 to A.5.3 provide a summary of the environmental goals and assumptions associated with each general activity related to mine closure. The objectives are similar for the three plans considered as noted in the table. The goals relate to the cessation, decommissioning and rehabilitation of activities. Further details as to how the objectives apply in the three closure scenarios are discussed in Part B.

Closure targets for the project elements and activities for both within and outside of the site mine areas will be determined during discussions between LMC, the government and local landowners between now and the actual closure dates.

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Table A.5.1 Mine Closure Assumptions Stage 1 Planned Closure

ACTIVITY	OBJECTIVES		PROPOSED END USE AND PROGRAM
Open Pit and Mining Equipment	•	Ensure that the pit is geotechnically, geothermally and geochemically stable for long term environmental impacts.	• •	Pit void filled with seawater Workshops and facilities downsized to fit low grade stockpile equipment fleet.
	• •	Ensure mineable ore is not sterilized. Seal off unsafe areas from public access.	•	Mining heavy equipment screening plant and dewatering equipment, gold plant; salvaged or cleaned and dumped in pit.
	• •	Revegetate exposed walls and benches to the maximum extent practicable.	• •	Barge Wharf removed. Revegetate pit slopes, maintain drainage. Provide access between Putput Village and Old Kapit Village.
			•	Townsite Camp 1 removed.

Tailings and Waste Rock	•	Leave in stable condition.	•	Assumed that underwater disposal requires no closure works.

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Table A.5.2 Mine Closure Assumptions Stage 2 Planned Closure

PROPOSED END USE AND
ACTIVITY	OBJECTIVES	PROGRAM
Low Grade Stockpiles
• • • •	Kapit Village Wild West Harbour Base Harbour Platform	• • • •	Ensure millable ore is not sterilized or made inaccessible
Ensure that runoff from the stockpile footprints is of an acceptable quality with respect to pH and metals concentrations.
Stabilise the stockpile footprints to minimise erosion.
	Return the footprints to at least their previous land capability.	• • •	Grade, Lime, Topsoil and Revegetate Footprints. Return Kapit Village to original site. Excavate harbour platform to below sea level.

		•	Coffer dam removed to allow tidal flushing of pit void and navigable access
Open Pit	See Table A.5.1	•	Miscellaneous Upgrades.

Plant site	• Leave behind all buildings which are of potential use to the local community in a state that is fit for the intended use.	•	End use is Graded, Limed, Topsoiled, Revegetated land.
		•	Remove Buildings unless agreed with community/government. Sell, salvage or disburse as much as possible. Clean unsalvageable material, dump in pit.
• • • •	Remove all superstructure, equipment and scrap that is either not wanted by the local people or unsafe.
Safely dispose of, or treat, contaminated soil
Stabilise disturbed land to minimise erosion.
	Return disturbed land to at least its previous land capability, where practicable.	• •	Provide access Putput Village to Kapit Village. Maintain power, water and utilities appropriate to Putput and Kapit Villages

Town Site	Leave in manner agreed to by the local community	•	Agree building, infrastructure and utilities requirements.
		•	Demolish unwanted facilities, clean and dump in pit.

Other Items	Leave in manner agreed to by community.	•	Rehabilitation or demolition as decided.

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Table A.5.3 Mine Closure Assumptions Stage 3 Planned Closure

ACTIVITY	OBJECTIVE		PROPOSED END USE AND PROGRAM
Staffing	• • •	Provide sufficient staff to monitor and maintain landforms. Maintain final land form for transfer to regulators. Ensure funds are in place and responsibility assigned for ongoing maintenance, if any.	• • • •	Minor works, clean up drainage works etc. Agree environmental and social monitoring program. Support community institutions. Undertake final site topography and bathymetry.
Balance date closure program would be as outlined in Table A.5.1 to A.5.3 above except:
•	Kapit Village and Wild West stockpile do not yet exist. Kapit North and Kapit South stockpile will be relocated to the below water portions of the pit along with the Harbour Base stockpile.

•	There will be extensive retrenchment and redundancies due to the unplanned nature of Balance Date Closure.
A.5.4	Rehabilitation Strategy

Rehabilitation at the site involves the progressive rehabilitation of disturbed areas during operations and specific rehabilitation following Stage 1 and Stage 2 Closure or Balance Date Closure. The overall objective for rehabilitation is to leave the site in a physically and geochemically safe and stable condition.

More specific goals however include:
•	Securing excavated areas including pits and quarries;

•	Ensuring adequate drainage and erosion control;

•	Managing waste material including waste rock, tailings and contaminated soil;

•	Promoting revegetation of disturbed areas as far as possible back to pre-mine vegetation types;

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•	Where practical restore land for agricultural use;

•	Minimising the adverse visual impact of the site; and

•	Removing equipment, buildings and infrastructure, unless useful to the community.
Disturbed areas as they are relinquished are progressively rehabilitated to establish a vegetative cover initially for erosion control and also to achieve long-term land use goals. Initial revegetation is by seed broadcasting of quick growing legume and grass species and where necessary, specific species are used to target specific problems. For example, in particularly erosion prone areas ‘fences’ of vetiver grass are planted and along foreshore areas, salt tolerant morning glory vines are used.

Local species and other PNG indigenous trees are then planted, where appropriate, with an emphasis upon commercial nut and fruit trees. Natural recolonisation by local species tends to be swift and leads to the development of a self-sustaining productive ecosystem.

Areas requiring rehabilitation are summarised in the Tables in Part B.

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A.6	RISK MANAGEMENT

Reference to Australian Standard 4360 (AS/NZ, 2004) describes risk management as the culture, processes and structures that are directed towards realising potential opportunities whilst managing adverse effects. Risk management is an integral part of good management practice and an essential element of good corporate governance.

In recognition of this, a risk-based approach has been adopted during preparation of the updated closure plan to help identify and develop appropriate management strategies for the identified potential social, health, safety, environmental and economic impacts associated with the Lihir gold mine project commensurate with the proposed closure timetable.

A summary of the identified potential impacts associated with the Bio-physical and Socio-economic aspects of the project are summarised in the following Tables A.6.1 and A.6.2 respectively. Proposed management strategies associated with each of the identified potential impacts and aspects are provided within Parts B and C of the updated closure plan report text. It is anticipated that a program of detailed risk assessments will be undertaken for each of the main identified potential aspects/impacts during future closure plan updates and once the identified action items described in Part D have been further progressed.

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Table A.6.1 Aspects and Impacts Summary Matrix — Biophysical

Impact*
Aspect					Contaminated
Item	Component	Stability	Landform	Geochemistry	Sites	Human Health	Biological
Terrestrial	Open Pits	X	x	x	—	x	x
	LGO Stockpile	—	x	x	—	—	x
	Plantsite	—	x	—	x	x	—
	Infrastructure	—	x	—	x	x	—
Marine	Waste rock	X	x	x	—	x	x
	Tailings	—	—	x	—	x	x
	Harbour Base	X	x	x	—	x	x
	Terrestrial runoff/discharge	—	x	x	—	x	x

*	Impact Summary Description: Stability — seismic, static, progressive failure scenarios; Landform — sediment/erosion control, land use, water management, heritage, land use; Geochemistry — ARD, metal leaching, geothermal, water quality, discharge of, etc; Contaminated Sites — hydrocarbons, reagents etc; Human Health — fatalities due instability, tsunami, chronic/acute due metal leaching, ARD reagents etc; Biological — flora, fauna, marine biota, chronic/acute, local/regional.
Table A.6.2 Aspects and Impacts Summary Matrix — Socioeconomic

Impact*
Aspect				Transport and	Business
Item	Component	Utilities	Social Progress	Infrastructure	Development	Agriculture	Trust Fund
Stakeholders	National Government	x	x	x	—	—	x
	Provincial Government	x	x	x	x	x	x
	Local Lihirian’s	x	x	x	x	x	x
	Other Provinces	—	x	—	—	—	—
	LMC/LGL	—	x	—	—	—	x
NGO’s

*	Impact Summary Description: Utilities — electricity, power, water, sanitation, communications; Social Progress — health, education, justice, law and order; Transport and Infrastructure — roads, wharfs; bridges; Business Development — employment, training, local business; Agriculture — food security and standard of living; Trust Funds — Sustainable Community Development Plan (SCDP).

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PART B ENVIRONMENTAL AND BIO-PHYSICAL CLOSURE PLAN
The activities associated with the three stages of planned closure are outlined in this Part B and form the basis of the cost estimate detailed in Section B.7 and Appendix IV.

B.1	PLANNED CLOSURE — STAGE 1 END OF PIT OPERATIONS

B.1.1	Context

LMC has identified sufficient reserves to sustain mining until the end of 2022. At the completion of mining, stockpiles of low-grade ore will be sufficient to continue milling and processing for a further 18 years until 2040. Stage 1— Pit closure will commence at the end of 2022 with the cessation of mining. Stage 1 is assumed to involve the closure and rehabilitation of the following mine components:
•	The open pit mine and all associated systems;

•	Most mining equipment and associated infrastructure; and

•	Townsite Camp 1.
The proposed schedule for Stage 1 and 2 planned closure is shown in Figure A.1.3. Stage 1 post closure monitoring program established as part of the Stage 1—Pit Closure will continue as shown on the figure, throughout the remaining project life, ending concurrently with the Stage 2 monitoring program in 2046. Again, Stage 1 monitoring is assumed to be part of normal operation and is not costed.

Figure A.5.2 shows the expected general arrangement of the pit and associated systems at the cessation of mining at the end of 2022, together with the expected general arrangement of haul roads, low-grade ore stockpiles, process plant, and associated project infrastructure on the Site Mine Lease (SML) at the time. The area of land requiring rehabilitation by LMC’s operations in Stage 1 totals approximately 170 ha and is itemised in Table B.1.1.

Components of the Stage 1 planned closure are summarised in Table B.1.1 with more details provided under cost estimates in Section B.7.

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Table B.1.1 Summary of Stage 1 — Pit Closure Items

ITEM	DESCRIPTION		QUANTITY
1. Plant Workshop	•	Plant workshop (part to remain for
		Stage 2 equipment service)	1
Decommissioned in Stage 2 but	•	Hastings ware house	1
downsized due to revised fleet,	•	Tyre shop	1
see item 6 below.	•	Wash Down Bay	1
	•	Zenex Building and workshop	1
	•	Cement and drilling mud storage	1
	•	Lakaka workshop	1
	•	Hydraulic hose shed	1
	•	Footing rehabilitation	3 Ha

2. Mine Offices	•	Mine Offices	1
	•	Environment Office	1
	•	Toilet Block	1
	•	Conference Room	1
	•	Geotech Containers and Dewatering office	1 lot
	•	Rehabilitation	1.5 Ha

3. Crib Hut and Miscellaneous	•	Crib hut fuel farm	1
Buildings	•	Fuel Station	1
	•	Lakaka Crib hut and site offices	1
	•	Rehabilitation	1.5 Ha

4. Barge Wharf	•	Barge wharves	2
	•	Services; light plants, toilet, water
		and fuel tanks, power and communication	1 lot
	•	Rehabilitation	5 Ha

5. Screening and Dewatering	•	Dewatering wells, transformers,
		pumps, pipelines, well decommissioning.	1 lot
	•	Lakaka Crushing and screening plant	1
	•	Rehabilitation	3 Ha

6. Heavy Mining Equipment	•	RH 200 shovels	4
	•	Cat. 785 trucks	29
75% decommissioned in Stage 1	•	Cat. 777 trucks	5
25% decommissioned in Stage 2	•	Cat. 375 Excavation	5
	•	Cat D10 Dozers	5
	•	Drills	7
	•	Graders	2
	•	Loaders	2
	•	Rehabilitation	1.0 Ha

7. Pit Slopes for rehabilitation	•	Minifie Pit	35 Ha
	•	Lienitz Pit	68 Ha
	•	Kapit Pit	0 Ha
	•	Other	57 Ha

8. Low Grade Stockpile	•	No work in Stage 1	Stage 2

9. Mine Electrical	•	Primary control room	1

10. Mine Miscellaneous Items	•	Fencing	1 lot
	•	Security	1 Building
	•	Roads and Drainages	1 lot
	•	Rehabilitation	1 Ha

11. Town Site	•	Camp 1	1
	•	Rehabilitation	0.5Ha

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B.1.2	Closure Methodology For Stage 1

B.1.2.1	Plant Workshop, Mine Offices, Crib Hut, and Other Buildings and Miscellaneous Structures

All equipment and facilities will be removed to ground level, concrete footings will be broken out as far as possible and covered with soil. Material for disposal will be sorted for contaminated or hazardous waste, cleaned if necessary and disposed in the open pit. Hazardous materials will be removed from site to an approved disposal area.

Material of agreed usefulness, but not resold by LMC, will be stockpiled for recovery by the community. Material will be resold to third parties if possible, and if no other agreement is in place with the community, the closure estimate resale and salvage value is assumed to be nil. The plant workshop will remain but with reduced capacity to service equipment associated with low grade stockpile handling.

B.1.2.2	Barge Wharves

The two barge wharves and associated facilities, tanks and services will be demolished, loaded on trailers and moved to the laydown area for sorting, dumping or recovery as outlined above. The foreshore will be graded, armoured and rehabilitated.

B.1.2.3	Screening and Dewatering Infrastructure

The screening plant will be removed for storage, disposal, salvage or resale as described in B.1.3.1 above. Dewatering wells will have pumps, transformers and piping removed and will be backfilled or grouted and capped if above the final pit water level. Disturbed areas will be rehabilitated.

B.1.2.4	Heavy Equipment

It is assumed 25% of the heavy equipment will be retained in service until 2040 to assist with low grade stockpile handling. Sufficient trucks will be retained for low grade stockpile hauling. Surplus equipment will be resold, salvaged, transferred to the community or cleaned and dumped in the pit.

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B.1.2.5	Pit Slopes

The open pit will be flooded by sea water. For the planned closure scenario this would involve breaching the cofferdam around Kapit Pit. All potentially acid forming cofferdam material will be left below sea water level. A causeway of non acid forming (NAF) rock, complete with bridge or culverts to allow free flow of tidal water to the pit, will remain to provide access from Putput village to Kapit Village.

Open Pit slopes will be graded as necessary, with drainage installed as final pit walls are developed. Rehabilitation is assumed to involve only areas above sea level and below the 1052 bench. Slopes above RL1052 are assumed to be rehabilitated as part of normal mining operations. For this area, topsoil will be spread on the benches, with seeding by broadcast or sprayer, planting saplings as required. Lime addition at a rate of $3,000 K/ha is assumed.

It is assumed haulage of low grade material from the Wild West stockpile will occur along a bench purpose built as a haul road around the western side of the open pit, then running across a causeway past the harbour base to the plant site. Pit walls and drainage will be maintained as part of the operating haul road therefore no allowance is made for significant drainage or slope repairs on closure. Such repairs are considered an operating cost during low grade ore processing. It is assumed caldera drainage will be intercepted in a drainage channel to divert non contract water away from PAF pit walls as far as practicable and as planned under the MWSAMP, see Part A.

B.1.2.6	Low Grade Stockpiles

There is no closure work for low grade stockpiles in Stage 1. As the stockpiles are removed during Stage 2 foot prints will be progressively rehabilitated. Rehabilitation costs are, however, included in Stage 2.

B.1.2.7	Town Site

There will be a reduction in staff at end of pit operations but most town site facilities will remain. It is assumed Camp 1 will be decommissioned but other facilities will

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remain until 2040 perhaps with a planned reduction as part of the operating strategy from 2022 to 2040. This is discussed further in the socio-economic work in Part C.

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Lihir Gold Mine — Mine Closure Plan Update 2004
B.2	PLANNED CLOSURE — STAGE 2 END OF MILL OPERATIONS

B.2.1	Context

Stage 2 of the proposed program of closure will commence with the cessation of processing and run for about 2 years while the major decommission capital works occur. Stage 2 will involve the closure and rehabilitation of items outlined in Tables B.2.1 to B.2.3 and shown on Figure A.5.4.

The main items are:
•	Mill and Processing Plant decommissioning;

•	Final Pit Closure; and

•	Town Site and associated facilities decommissioned or transferred.
The schedule for these items is included on Figure A.1.3. The critical path item is plant decommissioning which is shown to take 2 years.

Tables B.2.1 to B.2.3 for the Plant, Open Pit and Townsite show the closure components, additional details are provided in the cost estimate tables in Appendix IV.

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Lihir Gold Mine — Mine Closure Plan Update 2004
Table B.2.1 Stage 2 Plant Site Decommissioning

ITEM	DESCRIPTION			QUANTITY
1. Crusher	•	Crusher, Apron Feeder, Reclaim Feeder		1 lot
	•	CV001 Conveyor		78 m
	•	Rehabilitation		0.2 Ha

2. Conveyors	•	CV002 Conveyor		880 m
	•	CV003 Conveyor		362 m
	•	Transfer Station1		1
	•	Trolley take up Tower		1
	•	CV2/CV3 Transfer Station		1
	•	CV3/Stacker Transfer Station		1
	•	Radial Stacker		68 m
	•	Coarse Ore Stockpile		1
	•	Mill Feed Conveyor		152 m
	•	Reclaim Feeders		1 lot
	•	Escape Tunnels		2
	•	Rehabilitation		1.5 Ha

3. Grinding Circuit	•	Sag mill and Associated Infrastructure		1
	•	Ball Mill Storage		1
	•	Soft Ore reclaim Apron Feeder		1
	•	Ball Storage		1
	•	Pebble Crushing Plant		1
	•	Knelson Concentrators		1
	•	Rehabilitation		0.3 Ha

4. Pressure Oxidation	•	Auto claves and Associated Infrastructure		1 lot
	•	Pre oxidation Plan		1 lot
	•	Heat Recovery Plant		1 lot
	•	Maintenance storage shed and Autoclave Building		2
	•	Rehabilitation		0.35 Ha

5. Thickeners	•	Grinding thickeners		2
	•	CCD Thickeners		2
	•	Flotation Tanks		4
		• LPA Blower		4
		• Float Conditioning Tanks		1
		• Reagent Tanks and Agitators		2
		• Flotation Tank Cells		5
		• Rougher Tanks Hopper		1
		• PAX Tanks		2
	•	Rehabilitation		0.9 Ha

6. CIL	•	CIL Tanks, pumps, agitators, crane jib		8
	•	Carbon Stripping Plant		1
	•	Carbon Regeneration Plant		1
	•	Lime Tanks agitators and pumps		1
	•	Rehabilitation		0.4 Ha

7. Gold Recovery	•	Gold recovery plant and tanks		1
	•	Cyanide	Detox Tank	1
	•	Cyanide	Storage Tank	1
	•	Reagent	Preparation Tank	1
	•	Rehabilitation		0.5 Ha

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Lihir Gold Mine — Mine Closure Plan Update 2004
Table B.2.1 Stage 2 Plant Site Decommissioning cont’d

ITEM	DESCRIPTION		QUANTITY
8. Oxygen Plant	Note this may be transferred to the community
	•	Linde Plant	1
	•	Praxair Plant	1
	•	Filtered water plant	1
	•	Plant Air	1 lot
	•	Rehabilitation	0.6 Ha

9. Power Station (This refers to	•	Power Station — Wartsila	1
the heavy fuel oil motor	•	Tank farm	1
generating plant)	•	Fuel Prep Area	1
	•	Incinerator	1
	•	Wartsila workshop	1
	•	Rehabilitation	0.8 Ha

10. 30 MW Power Station	•	30 MW Power Station	1
	•	Cooling Plant	1
	•	Steam Line	1
	•	Building	1
	•	Miscellaneous Items	1 lot
	•	Rehabilitation	0.8 Ha

11. Lime Plant	•	Lime Plant	1
	•	Lignisol and Flocculent Storage	1
	•	Caustic Mixer	1
	•	Acid Storage	1
	•	Demineralization Plant	1
	•	Rehabilitation	0.5 Ha

12. Oil & Water Tanks	•	HD Fuel Oil Tanks	2
	•	Light Oil Tanks	2
	•	Tank Farm Sump Pump	1
	•	Containment Pond Sump Pump	1
	•	Process Tank	1
	•	Fire Pumps	1 lot
	•	Sea Water Pumps	1 lot
	•	Chlorination Plant	1
	•	Potable Water Tank	1
	•	Rehabilitation	0.9 Ha

13. Tailings	•	Tailings Line CIL to Drop Box	1 lot
	•	Drop Box	1
	•	Tailings line	362 m
	•	Mix Tank	1
	•	Tailings Junction Box	1
	•	De-Aeration system	1
	•	Disposal System	1
	•	Rehabilitation	0.4 Ha

14. Major Buildings	•	Warehouse	1
	•	Admin Office	1
	•	Laboratory	1
	•	Construction Warehouse	1
	•	Core shed	1
	•	Rehabilitation	0.2 Ha

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
Table B.2.1 Stage 2 Plant Site Decommissioning cont’d

ITEM	DESCRIPTION		QUANTITY
15. Minor Buildings	•	Minor Buildings	1 lot

16. Workshop	•	Workshop and Stores	7

17. Electrical	•	Primary Control Room	1
	•	Box and Extension	2
	•	Filtered Water and Sea Water Building	2
	•	Other Items	6
	•	Rehabilitation	0.1 Ha

18. Miscellaneous	•	Fence, roads, drainage etc.	1 lot
	•	Rehabilitation	1.0 Ha
     Table B.2.2 Stage 2 Open Pit Closure

ITEM	DESCRIPTION		QUANTITY
Plant Workshop	•	See Table B.1.1	1 lot

Heavy Equipment	•	See Table B.1.1.	1 lot

	•	25% remaining to be decommissioned

Low Grade Stockpile footprint	1.	Kapit Village	67 Ha
rehabilitation
	2.	Wild West	37 Ha

	3.	Harbour Base	0 Ha

	4.	Other	56 Ha

Coffer Dam	•	Excavate 2m below sea level and dispose in Pit	0.9 Mt

Harbour Base	•	Excavate 2m below sea level and dispose in Pit	3.7 Mt

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Lihir Gold Mine — Mine Closure Plan Update 2004
Table B.2.3 Stage 2 — Townsite and Other Facilities

ITEM	DESCRIPTION	QUANTITY
1. Town site	• Houses	50
	• Duplexes	32
	• Sporting and Social Club	1 lot
	• Government Houses	32
	• Private Rental Houses	5
	• 16 man Camp	1
	• 100 — 150 man Camp (proposed)	1
	• Sewage Treatment Plant	1
	• Water Treatment Plant	1
	• Camp 1 (removed in Stage 1)	1
	• Security, Camp Office, Miscellaneous	1 lot
	• Communications	1 lot
	• Single Dongas	11
	• Twenty Man Camp	1
	• Environment Department and Lab	1
	• NGS Warehouse	1
	• Camp 2	1
	• Town Office, Camp Office, Miscellaneous	1 lot
	• Intl. Primary School	1
	• Senior Dongas (planned)	40
	• Power Station	1
	• Town Maintenance	1
	• Rehabilitation	0.5 Ha

2. Airport	• Assumed handed over to Government	1

3. Londolovit Weir	• Surplus pumps and electrical	1 lot
	• Rehabilitation	0.1 Ha

4. Main Roads	• Rehabilitation before hand over	1 lot

5. Quarries	• Miscellaneous Quarries	9

6. Town Electrical	• Londolovit Control Room	1
	• Town Power Station	1
	• Town Site Transformers	1 lot

7. Town Miscellaneous	• Fencing, Sewage, Security, Drainage Roads etc.	1 lot
B.2.2	Closure Methodology for Stage 2

B.2.2.1	Plant Site

The overall concept for building removal, hazardous waste handling, rehabilitation, disposal, salvage, distributions to the community are as planned for Stage 1 and discussed in Section B.1.

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There are a number of underground structures, tanks, services tunnels and the like which will be removed and backfilled to smooth grades. Allowance has been made for a power line to Putput Village and to leave one switch room to service the power line.

B.2.2.2	Open Pit Mine

Items remaining from Stage 1 include the plant workshop, plus the 25% of the open pit equipment fleet which was left to handle the low grade stockpile.

The Wild West and Kapit Village stockpile footprints will be reclaimed while the remaining parts of the Kapit Coffer Dam embankment and Harbour Platform will be excavated to 2 m below sea level and surplus material dumped in Kapit Pit.

B.2.2.3	Town Site

Items include the town site and related facilities including power generation, water supply, sewage, airports, roads etc. It is assumed 50% of the remaining townsite infrastructure will be demolished and the sites rehabilitated subject to negotiation with the community and regulators.

The airport will be handed over to the Government. One pump and associated equipment will be left to provide water supply from Londolovit weir. The sewage treatment plant at the townsite will be maintained and handed over in operating condition. All roads will be repaired to design standards and handed over as-is to the community. The 6 MW power supply to Londolovit will be maintained and relinquished in operating condition. Miscellaneous quarries around the site will be regraded as required and seeded for growth as needed, although many minor quarries are showing unaided regrowth.

B.2.3	Kapit Village

It is assumed Kapit Village will be re-established with 100 village style houses serviced with power and water as agreed following community consultations.

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B.3	PLANNED CLOSURE — STAGE 3 — POST CLOSURE MONITORING

B.3.1	Context

After the major decommissioning work is completed there will be a five year maintenance and monitoring period. During the period, compliance will be checked and once a stable condition is reached or at five years whichever is greater, the lease will be relinquished.

It is assumed that a small maintenance crew will remain with some earth moving equipment or more likely this equipment will be hired locally. A crew of environmental monitors, community assistance officers and a small LMC management presence will remain. Immediately prior to handing over the property to the State, a comprehensive topographic and bathymetric survey will occur, so the transferred landform is documented.

In addition, there will be a requirement for annual compliance reporting, possibly some miscellaneous design work to handle residual closure problems, and including equipment maintenance and upgrading during transition to final transfer.

In many mine closures, a landform maintenance trust fund is established to allow the new owners to maintain the final landform. This landform maintenance trust fund is identified as a line item but with no cost at this time as it has been assumed to be included in the various post closure trusts identified in the Lihir SCDP discussed in Part C.

The Stage 3 activities are discussed further in the sections below.

B.3.2	Monitoring Plan

The aim of post-closure monitoring will be to demonstrate that the key environmental issues and targets identified during closure planning have been effectively managed by the closure program.

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Where appropriate, the post-closure monitoring will be based on the existing environmental monitoring program (EMMP) (e.g. the same sampling sites and sampling procedures will be used). However, some components of the operations monitoring program, such as the monitoring of atmospheric emissions, will no longer be applicable, and some additional monitoring will be required, such as water quality in the flooded pit. The monitoring effort in Stage 3 is assumed to be 30% of the current monitoring effort.
A summary of Stage 3 works is identified in Table B.3.1.
Table B.3.1 Stage 3 Planned Closure — Post Closure Monitoring

ITEM	DESCRIPTION		QUANTITY
Monitoring	•	Program to be designed using elements of current program described in Appendix III	Assume 30% of current monitoring program

Maintenance Crew	•	Fix up minor landslips in pit	Contractor supplied crew
	•	Fix up shore protection
	•	Repair rehabilitated parts as required
	•	Maintain drainage
	•	Other minor repairs

Final Survey	•	Topography	1
	•	Bathymetry	1

External Audits, miscellaneous designs	•	Annual inspection, compliance reports, miscellaneous design	5 (1 per year)

Post Stage 3 Landform Maintenance Fund	•	Minor works program	To be reviewed — probably included in SCDP

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B.4	BALANCE DATE CLOSURE

Balance Date Closure is set at December 31st, 2004. A basic assumption is the Balance Date Closure will be an orderly event with an end result generally conforming to the end of mine landforms as intended after the Planned Closure as described in Section B.2. The assumed closed landform is shown in Figure A.5.5.

Hence the balance date closure activities will include most activities in the Stage 1 to 3 planned closure. Due to the unscheduled nature of Balance Date Closure there are however some significant variations in work items assumed to be as follows:
•	Wild West Stockpile, Kapit Village Stockpile and Kapit Pit do not exist at December 31, 2004;

•	Kapit North, Kapit South and Harbour Base Stockpile will be relocated into Minifie pit; and

•	An open cut channel will be excavated from Minifie Pit to the ocean to flood the pit.

In addition to the physical works associated with Balance Date Closure, there are significant costs related to warehoused items, severance of contracts, redundancies etc. These liability items are not covered in this report.

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B.5	SIGNIFICANT CHANGES SINCE 1999 CONCEPTUAL MINE CLOSURE PLAN (CMCP)

Table B.5.1 shows a summary of the major changes since the 1999 CMCP. Since the 1999 plan there have been changes in legislation and corporate criteria, however, these have not radically impacted the closure strategy. The changes since 1999 are more related to changes in mine life and closure assumptions. Tables B.7.1 and B.7.2 show summaries of the impact of these changes to the estimated cost of closure.
        Table B.5.1 Summary of Major Changes Since 1999
ASSUMPTIONS

1999 CMCP		For Planned Closure		For Balance Date Closure
•	Cease Mining 2011.	•	Cease Mining 2022.	•	Cease mining and milling Dec. 31, 2004.
•	Cease Milling 2027.	•	Cease Milling 2040.

•	Mill through put 2.8 Mtpa.	•	Upgraded to 4.5 Mtpa.	•	Upgraded to 4 Mtpa.

•	Included K19.6 Million ($5.5 US million) for redundancies retraining, personnel costs.	•	Orderly reduction in work force assumed to not require redundancies or re-training beyond normal operating programs.	•	Redundancies, re-training, personnel costs would be incurred along with other contract obligations to customers and suppliers.

•	Includes progressive rehabilitation costs of K36 Million ($10 US Million).	•	Orderly progress to closure means that most progressive rehabilitation becomes an operating cost. Site rehabilitation costs are minor post closure.	•	Major cost associated with rehabilitation and removal of low grade stockpiles > 120 million Kina.

•	Harbour base rip rapped in situ, clay covered, topsoiled and seeded.	•	Harbour base and coffer dam embankment removed to below sea level.	•	Harbour base removed to be low sea level.

•	Scrap steel used to start local business.	•	Similar could be adopted.	•	Similar could be adopted.

•	Assumed capping LGOS in situ at K121 million ($34 US Million).	•	N/A	•	LGOS placed in Minifie pit.

•	Minifie, Lienetz — mining of 2 ore bodies to form 1 main pit	•	include mining of Kapit Expansion to 3 ore bodies to	•	N/A unless unscheduled closure occurs at the end of mining operations when stockpiles are at their maximum
•	3 LGOS — Kapit North, Kapit South, Harbour base	•	Kapit Pit expansion, construction of a coffer dam
		•	Inclusion of 2 additional LGOS — Kapit Village and Wild West.
		•	Relocation of Kapit Village for Kapit Village LGOS.
		•	Re-establishment & re-settlement of Kapit Village. after closure

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B.6	COST ESTIMATE

B.6.1	Introduction

Cost estimates are provided for the Planned Closures in Stages and for the Balance Date Closure. Previously estimated 1999 Closure Plan costs have not been checked and are taken directly from the 1999 report.

The cost estimate is provided to LMC for budget purposes and no third party shall rely on the estimate unless directed to by written permission of LMC.

The closure works will likely be done by a combination of local contractor and LMC workforce as such there will be highly variable indirect costs. Some elements will attract high accommodation, administration etc costs while local contractors may not carry large overheads. For the purposes of the current estimate, indirect costs are assumed to be a flat 50% of the estimated costs after contingency in Appendix IV.

A 20% contingency has been allowed on capital work items for labour and materials. In addition, a global allowance of 15% has been included to cover LMC corporate costs and engineering design support during closure. The indirect cost allowance, contingency and corporate costs should be reviewed by LMC. No other risk allowance has been included.

Detailed cost estimate work sheets are included in Appendix IV and show the assumptions, quantities, labour and equipment rates, productivities, crew sizes and the like. These have been developed with the assistance of LMC site staff.

All estimates are done in 2004 Kina with no allowance for inflation or discounting.

B.6.2	Methodology

The estimate was done using Microsoft Excel Spreadsheets. In general costs were built up from labour and equipment hourly rates agreed to with LMC. Closure items were broken down into small work packages and each of the packages assessed in

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greater detail as to equipment requirement, crew sizes, productivity, required resources etc. based on current mine site experience.

A unit rate of 24,000 Kina/hectare was provided by LMC for topsoil spreading and seeding.

Crew and equipment compositions, assumed in the estimate, may not be the same as eventually used since the mine fleet and local contractor equipment will change over time. Similarly, no allowance has been made for future project expansions unless they are in the current mine plan, for example mill demolition assumes the current plant layout and expansion associated with the current Float Circuit Bankable Feasibility study is not included.

B.6.3	Basis of Estimate

The cost estimate is based on the closure plans outlined in Sections B.1 to B.4. Generally if there is uncertainty in the work scope, a conservative position has been adopted (more expensive) in preparing the estimate such that further refinements in closure planning may result in lower rather than higher cost.

Quantities were partly provided by LMC, while some were newly developed from “as built” drawings. A library of structural drawings showing details of buildings and facilities was prepared and studied in detail to help define the extent of closure and demolition.

The primary cost estimator has been working on site for over a year and is familiar with local operators, contractor capability, logistical constraints and productivity.

Labour and other costs were assumed to be current Lihir contract award rates.

Equipment costs were current Lihir operating or contractor hire costs.

No significant permanent new materials are required for closure so no costs were obtained from suppliers.

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It is assumed as normal in the mining industry, that work will be initially carried out by LMC staff with some hire of local equipment and contractors/consultants as required. As closure proceeds, more contractors will be used and LMC staff involvement will reduce.

B.6.4	Balance Date Closure Estimate Assumption and Schedule

The basic schedule for planned closure is shown on Figure A.1.3. Balance date closure was assumed to require similar activity durations as those indicated on Figure A.1.3 to develop the approximate schedule shown on Figure A.5.1. Thus capital works estimates made for scheduled closure, are closely applicable to the Balance Date Closure case.

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B.7	SUMMARY OF ESTIMATE COSTS FOR PLANNED AND BALANCE DATE CLOSURE

A summary of the estimated costs for the options considered are presented in Table B.7.1. Details of the various items are presented in Appendix IV for the Planned Closure scenarios and Balance Date Closure conditions, and in the 1999 CMCP for the 1999 case.

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Table B.7.1 Summary of Closure Rounded Cost Estimates

			TOWN AND				ENGINEERING AND
	PLANT	OPEN PIT	INFRASTRUCTURE			INDIRECT	CONSTRUCTION
CLOSURE	CLOSURE	CLOSURE	CLOSURE		SUBTOTAL	COSTS(6)	MANAGEMENT	REDUNDANCIES	TOTAL M
CASE	M KINA	M KINA	M KINA	MONITORING	M KINA	X 50%	X 15%(7)	M KINA	KINA
Planned Closure (2) Stage 1 2022	0.0	9.7	0.1	0.0	9.8	4.9	1.5	17.9	34.1
Stage 2 2040	25.2	53.7	6.6	0.0	85.5	42.8	12.8	17.0	158.1
Stage 3 2046	0.0	0.0	0.0	27.4	27.4	13.7	4.1	N/A	45.2
Total Planned Closure Costs									237.4
Balance Date closure Dec. 31, 2004 (2),(5)	25.2	156.8	6.7	27.4	216.1	108.1	32.4	36.4	393.0
1999 (1),(4),(9) CMCP	57.5	6.8	Included in plant site	0	64.3	19.6 (8)	Included in indirect		83.9

(1).	Converted from US$ at 0.28 US$ = 1 Kina, includes redundancies and re-training costs, ($5.5 US Million) includes progressive rehabilitation $10 US Million.

(2).	Includes 20% contingency for Planned closure and Balance Date Closure

(3).	All figures in 2004 Kina.

(4).	1999 CMCP contingency not known.

(5).	Assumes LGOS relocation to Minifie Pit.

(6).	Assume indirect costs equal 50% of capital cost, but exclude relocation of low grade ore to Minifie Pit put under Balance Date Closure conditions.

(7).	Assume 15% of capital cost plus contingency but exclude relocation of low grade ore to Minifie pit under Balance Date Closure Condition.

(8).	Allowance for management etc. from 1999 report.

(9).	A further 121 million Kina was identified for capping LGOS under a sudden closure scenario.

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As summarised in Table B.5.1 there have been a number of significant changes to mine operations since the 1999 CMCP. These changes have increased the costs as shown in Table B.7.1 above. Changes include addition of Kapit Pit and the associated increase in low grade stockpiling (Kapit Village and Wild West stockpiles). In order to successfully excavate the ore from Kapit Pit and provide the necessary space for the resulting Low Grade Ore Stockpile (LGOS), Kapit Village will be relocated. Following closure and removal of the LGOS, Kapit Village shall be reestablished.
In addition to the direct costs for the above work, we have included an allowance for LMC and Contractor camp costs, administration and overhead by assuming indirect costs will be above 50% of the noted direct costs. Also an allowance of 15% for design and management is included. These items were not specifically identified in the 1999 CMCP. Overall these significant changes have resulted in a cost increase of over K150 million compared to the 1999 case. The costs are even more significant for the Balance Date Closure type condition if it were to occur at end of mining when stockpiles are at their maximum size.
A summary of major cost increases related to Planned Closure described in this report, compared to the 1999 CMCP costs listed in Table B.7.1, are shown in Table B.7.2
Table B.7.2 Summary of Changes to Mine Closure Costs Since 1999 Conceptual Mine Closure Plan

ITEM	COST INCREASE K MILLION	CUMULATIVE INCREASE K MILLION
Wild West Stockpile Rehab	2.6	2.6
Kapit Village Stockpile Rehab	4.7	7.3
Kapit Village Re-instatement	12.0	19.3
Excavate Kapit Coffer Dam	4.8	24.1
Remove Harbour Base to EL. 998	19.9	44.0
Indirect Costs	61.4	105.4
Engineering and Construction Management	18.4	123.8
	Total	123.8

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The changes since 1999 shown in Table B.7.2 add up to increased cost of about K124 million. These items are partially offset by savings elsewhere, but the total increase due to additional items shown in Table B.7.2 is a substantial portion of the 154 million increase (K237.4M — K83.9M) shown on Table B.7.1.

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PART C SOCIO-ECONOMIC CLOSURE PLANNING
C.1	INTRODUCTION

Part C of the Mine Closure Plan describes the social and economic issues and planning leading to closure.

The socio economic closure planning strategy is designed to achieve a sustainable future for the Lihirian community, and is embodied in the Lihir Integrated Benefits Package (IBP).

The IBP is a document which incorporates all of the commitments and benefits that the people of Lihir were promised in return for their agreement that the project proceed. The package provides an extensive range of benefits for all Lihirians. It includes assistance in the form of relocation housing, improved village layout planning, reticulated water and power supplies, and funding for social infrastructure development, such as roads, health and education.

Following ongoing negotiations, the IBP has been recast as the Socio-Economic Development Plan (the Plan). The Plan builds on the IBP and is designed to provide a roadmap for a sustainable future for Lihirian communities. Periodic renegotiation of stakeholder agreements such as the IBP are an essential element of long term mining operations, if the relationship between landowners and the mine proponent are to be maintained. Such renegotiations can effectively adjust for agreement successes, unforeseen social and economic impacts, as well as provide a forum for relationship building as the project matures.

It is acknowledged by all parties to the Plan that any realistic strategy aimed at sustainability will require the development of Lihirian capacity and capability for governance. This includes the Lihirian leadership, agencies representing the community and the community itself.

If the operation closes in about forty years as currently anticipated, i.e. in 2040, the period leading to closure is the opportunity for the people of Lihir to build their own

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future. To do so will require considerable leadership and planning but the opportunity exists.

Part C of this closure plan assesses the likely impacts and costs of the various closure scenarios in terms of the following:
•	the welfare of the Lihirian population;

•	government infrastructure and services; and

•	business and employment.

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C.2	SOCIO — ECONOMIC SETTING

Since the 1980’s, the advent of exploration, construction and mining operations on Lihir Island have led to substantial change in the social and economic structure and wellbeing of the Lihirian community. Not all change has been positive or embraced by all Lihirians, but for most, the opportunity to benefit from the development is evident from the extensive participation in the mining project throughout the community.

The Lihir group of islands comprises Niolam, Mali, Masahet and Mahur. The name Lihir (or Lir) traditionally refers to the language which is shared by the inhabitants of all these islands. For the purposes of this report, the term Lihir, will therefore comprise all the island group.

The estimated population of Lihir is more than 13,000 people not including about 3,000 immigrant settlers. The population has more than doubled since the project began. As experienced at other projects in PNG, developments such as the Lihir gold mine are an attraction for non resident Lihirians to return home, and for non Lihirians from the PNG mainland and surrounding islands to participate in the perceived wealth generation activities, including employment and spin-off business opportunities.

The Lihir population is spread among villages around the coast, with less in the more rugged parts of the island. Notably in the less accessible western and north-western areas. Villages close to the mine site (Putput, Kapit, Londolovit, Kunaye, Zuen and Malie) have been classed as Mine Affected Villages (MAV), and as such, receive direct benefits and compensation payments relating to social and environmental impacts from the mine development. Other communities indirectly affected also receive benefits.

An influx of opportunistic settlers, including migrants from other parts of the country with no work arrangements and little or no technical skills, has led to increasing land and social pressures on the island. An estimated 3,000 immigrant settlers are now resident on Lihir Island.

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LMC’s social and economic closure planning philosophy is to provide for a framework to guide provincial and local level governments, mine-affected landowners and other Lihir communities in making sustainable investment decisions on the use of the remaining mining benefit streams in the lead up to and after closure. The following sections of the Plan describe the programs and planning aimed at providing Lihirians with these aims — a sustainable future — embodying financial independence and self reliance during and beyond the life of the mine.

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C.3	LIHIR SOCIO-ECONOMIC DEVELOPMENT PLAN (SEDP)

The SEDP (the Plan), also referred to herein as CSDP, is a comprehensive and complex document describing the interrelationships between a host of stakeholders including government, government agencies, committees, communities and LMC. The plan sets out to define how each of these groups will need to interrelate and perform, to maximize benefits, and sets out to redefine the distribution of benefit streams in a way that is equitable for the various beneficiaries. The following discussion summarises the intent of the plan in a closure planning context and is not a reproduction nor captures all of the necessary detail of such an important document.

The Plan as described in this report comprises the following 10 elements:
1.	Sustainable Community Development Plan (the Plan)

2.	Land Use and Compensation

3.	Community Health

4.	Human Resource Development

5.	Infrastructure

6.	Community and Social Issues

7.	Environment

8.	Commercial Development

9.	Specific Issues

10.	Sustainability
The Plan has a 5 year planning and budget cycle. In an attempt to demonstrate the potential benefit streams resulting from implementation of the Plan, indicative revenue streams as planned budgets are estimated and presented for the budget cycle (2004 to 2008) based on LMC sourced projections. These allocations are discussed and shown in Table C.6.1 in Section C.6 of this report.

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C.3.1	Socio-Economic Development Plan (the Plan)

LMC has been reviewing the IBP with a negotiating committee representing the local level government and the Lihir mine area landowners since mid 2001.

The original IBP was signed at Potzlaka Government Station on the 25th of April, 1995. The package represented the formal agreement of the people of Lihir to the start of the Lihir Gold project. The original document was formulated over a period of almost five years.

The IBP is a document which seeks to incorporate all of the commitments and benefits that the people of Lihir were promised in return for their agreement that the project proceed. As well as the agreement between the community and the company, it also contains the agreements reached between the people of Lihir and the national, provincial and local level governments.

The parties have agreed that the original IBP document needs to be substantially re-oriented to address the development needs of the people of Lihir over the period of the project. The negotiating committee has presented a paper entitled the Lihir Strategic Development Plan as their blueprint for the future of Lihir. This document introduces the concept of the Lihir Destiny, which sets the objective of being financially independent and self reliant both during and beyond the mine life.

The Plan embodies the principles and agreements of the original agreement and incorporates the requirements of the negotiating committee. It is the principle output of the review process currently underway and represents a structure for the planning, implementation and monitoring necessary for a sustainable future.

C.3.2	Implementation of the SEDP

The Plan has a five-year planning horizon, to be reviewed and updated annually, and is a joint commitment with the local level government to ensure that all money expended in Lihir is part of a single overall plan.

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C.3.2.1	Key Implementation Agencies

At a local governance level, the key agencies and authorities with prime responsibility for implementation of the Plan include:

Village Planning Committees — These committees are established under local level government reforms and are responsible for planning and regulating development in their respective communities. LMC intends to direct its community development budget through these planning committees. Each committee will have the authority to set expenditure priorities, and to identify new projects, within these annual budget allocations. The funds for the committee budgets are allocated on a per capita basis amongst the 15 local government wards, with specific allowances for the direct impact and indirect impact communities as appropriate.

The funds include the Village Development Scheme funds, which have been allocated on a per capita community basis since 2001, and make up the bulk of the proposed annual ward budget. Additional funds are made available for the direct impact communities and a new element, the Quality of Life payment, recognises that the lifestyle of all Lihirian communities has been impacted by the advent of the mine. Further funds are provided to cater for community asset maintenance and for minor works in education and health.

A guaranteed level of funding for the Village Planning Committees to manage on an annual basis is a first for Lihir and will place new demands on the members of the planning committees to deliver projects to the satisfaction of the community.

LMC will fund a program of capacity building within the local level government to help with the implementation of the Plan.

Ward Planning Committees (WPC) and the Local Level Government (LLG) — The projects and plans developed by the village planning committees are submitted to the ward planning committees and then to the local level government for endorsement and ratification.

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Once the local level government approves the village planning committees initiatives, the approval is relayed to a Special Purpose Authority, which is responsible for project implementation. The Plan commits LMC to release funds to the authority based on this approval.

Special Purpose Authority (SPA) — This body has been established by the local level government as an implementation agent for all local level government projects and activities.

Nimamar Rural Local Level Government (NRLLG) — This government body is the only constitutional authority on Lihir. As such, the Plan calls for LMC to develop a sound working relationship and long-term partnership with the authority. LMC will provide resources and management expertise to assist the local level government to become a functioning and effective government for Lihir and an example for elsewhere in PNG.

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Lihir Gold Mine — Mine Closure Plan Update 2004
C.3.2.2	Planning Process

Initial work has been done on developing a planning and implementation process based on the Village Planning Committee and Ward Planning Committee structure. The relationship between the key decision makers involved in the implementation of the Plan is shown below:
C.3.2.3	Monitoring and Evaluation

A formal process of monitoring the ongoing success or otherwise of the various projects and programs is the key to the success of the plan. The Plan calls for a formal review process to ensure that the Plan is flexible and adapted to the changing circumstances on the ground, and in the community.

While the long term program objectives and vision for the plan will remain in place, the annual program will change as needs are identified and agreed.

C.3.3	Land Use and Compensation

Large amounts of money have been paid to the Lihir community since the project commenced as compensation for various forms of damage loss and inconvenience.

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This was particularly the case during the construction phase. As levels of compensation have decreased with reduced levels of new activity, new ways and means of claiming and increasing compensation are needed.

Land Use payments, which are provided to cover the surrender of access to traditional land for the period of the project, will continue for the life of the mine. As such, these payments are arguably more significant to the community than is compensation. LMC has proposed that compensation rates remain at the current (CPI adjusted) levels, but has offered a revised method of setting Land Use payment rates.

This revised method takes into account population growth as a factor, as well as the annual CPI adjustment, which ensures that the payments remain consistent in money value terms over a period. To allow for the fact that the population, who is to share these payments, increases steadily over time, an adjustment factor to cover the past seven years will be made on a one off basis. The annual adjustment factor for Land Use payments thereafter will be the CPI (as determined by the PNG National Statistical Office), and an allowance for population growth of 2.2%.

C.3.4	Community Health

Improved community health including health facilities and ongoing services, is one of the core expectations of the community as a result of the project going ahead. In the relatively short time since the hospital at Londolovit was opened, a noticeable improvement has been seen in many basic areas. In the main, these improvements have been in rates of child mortality, the nutritional status of women, and in malaria and filariasis prevention and control.

The advent of the mine has brought health issues, as well as health benefits and a long-term health intervention strategy is required to manage all of these impacts on the community. The affects of the so-called ‘diseases of development’ are already starting to appear, e.g. heart problems and illnesses associated with diet and obesity are becoming widespread.

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A major health program is already underway, with an initial focus on the communicable diseases that are currently most prevalent on Lihir, i.e. malaria, TB, and filariasis. These programs will be maintained to reduce or eliminate to the extent possible, the impact of these diseases. An ongoing program of interventions to deal with the issues for pregnant women and children will be maintained.

A program to bring all of the facilities on Lihir up to the minimum standards as defined by the National Department of Health (NDoH) under the National Health Plan will be carried out. These standards represent a minimum that has not in fact been achieved in any health district in PNG. Each aid post and health sub centre will be upgraded so that the facilities will be physically adequate. A long-term program of selective upgrading over and above the minimum standards will be carried out depending on the requirements of each facility.

Developing the quality aspect of the health service delivery system on Lihir will also be a major focus. The central health centre built by LMC will continue to function as a base facility for each of the government institutions and the medical centre staff will carry out periodic visits to provide a referral and technical support role. Training of staff at all levels will be part of the function of the centre, in conjunction with the NDoH and will be consistent with the policies and priorities of the National Health Plan.

Development of local level capability will be implemented through the Lihir Health Committee, made up of representatives from the community and the company, and chaired by the local level government. The Lihir Health Committee will guide the development of health policy on Lihir, as well as dealing with local issues as they arise.

Prevention is recognised as a more effective long-term policy than a simply curative approach, although the importance of the curative system must not be overlooked. A longer term program of improving the capability of local level institutions, and through ongoing community awareness and education programs will facilitate prevention rather than cure as the principal tool for dealing with health issues on a long-term basis.

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C.3.5	Human Resource Development

The Plan negotiating committee has expressed very clear views on the need to develop the capacity of Lihirians to manage their own affairs. The life of the project clearly represents the best, and perhaps the only opportunity, that Lihirians are likely to have to achieve this in any meaningful way.

LMC understands and accepts this principle, and it will feature as a core objective of the Plan.

A major component of the Human Resource Development component is to develop a program to reform the education system on Lihir. The International Education Agency of PNG will be retained to provide the technical management of a program that will upgrade the whole education system on Lihir. As with health intervention, there will be a program of physical upgrading of facilities, from village based pre schools through to the Primary schools.

The International Education Agency (IEA) project manager will work with the Lihir Education Committee (LEC) and the National Department of Education and they will be responsible for upgrading the capabilities, and the quality of the delivery of education to the children of Lihir. A major review of the long-term requirements of Lihir in terms of education will be directed by the Lihir Education Committee and will provide the basis for the long-term plan. The Lihir Education Committee is to be chaired by the local level government and will comprise community and company representatives.

The Company has instituted training programs for its Lihirian employees. These programs, which are primarily aimed at training people to work in the mining industry, will develop a cadre of technically trained manpower on Lihir that will have skills and experience that will be valuable in other mining projects, or in other industries, whether on Lihir or elsewhere in PNG.

Training in job skills will be supplemented by adequate and suitable work experience to allow individuals to progress to supervisory or management levels. A number of

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Lihirians have started on this pathway already, and the process will continue to ensure Lihirian participation in the mining project is maximised.

C.3.6	Civil Infrastructure

Improved capital infrastructure was promised as part of the benefits to the Lihir community. The main item that has provided an immediate benefit to the community is the ring road, which was completed as a joint project by the National Government and LMC before the start of construction. Since that time, the road has been significantly upgraded, in particular the section from the airport to Palie via the mine site.

The negotiating committee has prepared a program of infrastructure development covering the next five years. The priority areas established include the provision of permanent water supplies, drainage and sanitation, further extension of electrical reticulation and the maintenance and upgrade of the ring road.

The Special Purpose Authority will have a key role to play in the planning, design and implementation of these projects. This will ensure that the capacity for implementing such works is developed on Lihir as part of the local level government system. LMC will provide technical support (and finance) to facilitate this process.

C.3.7	Community and Social Impact Issues

Development on the scale of the Lihir project generates an enormous impact on the local community. Much of this impact is beneficial, in terms of increased incomes, jobs and better health and education facilities. However, there is also a negative aspect, as people become far more money minded, and traditional attitudes and relationships change along with the focus on cash. The influx of migrants from other parts of PNG brings new ideas and behaviour patterns that are not always an improvement on traditional behaviours.

The Company recognises that these changes create stress within the community. A Social Impact Committee has been established, and it will take the lead role in defining such issues, and in the design and implementation of program to minimise

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negative impacts. One such initiative has been the introduction of the Peace Foundation Melanesia, which is working with communities on Lihir to facilitate dispute resolution without conflict.

LMC has also established a Social Monitoring and Research section within Community Relations. This is a first for PNG and it provides LMC with professional guidance and analysis on community issues. The Social Monitoring and Research section will work closely with the local level government Social Impact Committee and will provide a secretariat to that body.

Under the overall scope of this program, there will be individual projects that address the needs of sports and recreation, women, youth and spiritual development.

C.3.8	Environment

There are two distinct components to the environmental monitoring and management program operated by LMC. The first is the technical aspect, which is covered by the requirements of the PNG government, as well as by the standards of Rio Tinto and the World Bank. There is a substantial quantity of scientific study and analysis already available on the environmental impact of the project, dating back to the baseline work carried out in the 1980’s and 90’s.

The technical monitoring and ongoing research will continue as the basis for the reporting LMC is required to provide to the Government of Papua New Guinea, Rio Tinto and the International community.

The Plan requires that all reports, and the results of all research work carried out, be made available to the Lihir community, and its representative agencies. As these are technical reports, however, it is acknowledged that they do not always answer the concerns of the community in language that is readily understood. The information will be provided in translated form, again to the extent that is feasible given the technical nature of the information.

To address this issue of communication and understanding, the Company has commissioned a sociological survey to define exactly what the perceptions of the

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community are, in terms of environmental impact and issues, and how best to answer those concerns in a way that will be culturally appropriate, communally comprehendible and personally credible for the community.

A key to this will be to develop the involvement of more Lihirians in the monitoring program itself. This has been initiated by the establishment of a Lihirian staffed company that will carry out field survey work on a contractor basis. LMC also seeks to identify suitable Lihirians to study environmental science and related disciplines.

LMC recognizes that excellence in environmental management and an open partnership with the community are essential to the success of the mining operation, and the long-term relationship with the community. The Plan commits LMC to the following actions:
•	Consult with the community to share information and listen to their concerns and expectations.

•	Develop and implement an integrated social and environmental management system to facilitate sustainable and ongoing performance improvement.

•	Maintain environmental and social monitoring programs and report the results in a clear and transparent manner.

•	Comply with applicable PNG environmental laws and regulations as well as corporate standards and guidelines and, where these do not exist, adopt internationally recognized standards of best practice.

•	Minimise the amount of waste generated and optimise the use of natural resources.

•	Participate with government and industry organizations in further development of social and environmental policies, codes and practices aimed at improving performance.
C.3.9	Commercial Development

Significant expenditure and activities during the construction period facilitated a multitude of private business opportunities. As the project matures and the level of commercial activity decreases, the availability of viable commercial opportunities has decreased.

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LMC remains committed to fostering the development of a sustainable business sector on Lihir. Where mine contracts can be provided to local firms on a proper commercial basis this will continue to be done, but at the same time, there is a need to identify viable opportunities that are not dependent on the mine.

Currently, all business is dependent on the mine for its existence. In the Lihir Strategic Development Plan, the negotiating committee recognises this as a weakness and has incorporated a Lihir Economic (Non Mining) Development Action Plan into the document. The Plan aims to actively develop a commercial sector on Lihir that is not dependent on the mine to provide for the post mine period. This is a long-term program, and the opportunities created by the mine need to be used wisely to enable the transition. LMC will work with the community, within its own Commercial Development policy, to facilitate this objective.

A new Contract Administration section is now functioning within LMC to ensure that the processing and award of all contracts is done in a transparent and fair manner. The Commercial Development Office (CDO) of LMC will be involved to ensure that community issues are taken into account in the tendering and award process.

To help facilitate the start up of new businesses, or the growth of existing ones, increased funding will be provided under the Interest Free Loan Scheme managed by the CDO. The amount available will be increased from K200,000 to K750,000 and the amounts available to individual business applicants will increase from the present K5,000 limit. This will be a revolving facility which will need to be paid back to ensure the maximum availability of new finance for Lihirian businesses.

The Commercial Development Office will continue to provide administrative and logistic support to those businesses that seek it, and will continue to assist with project development and commercial evaluations on request.

Training for Lihirians in various aspects of business administration and financial management will also be provided in conjunction with government agencies, on a regular basis.

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The key to LMC’s business development policy for the next five years, (and beyond), is to build on the existing business development base to develop a viable, self-sustaining business community, with a minimal dependency on the mine.

LMC’s Business Development Policy is clearly intent on meeting these objectives:
“LMC will work closely with the community of Lihir to develop a business sector that is commercially viable, and self sustaining. Dependence on the operations of the mine is acknowledged as unavoidable for the time being, but a key objective of LMC will be to encourage diversification, both on Lihir and elsewhere in New Ireland and PNG.
The company will work closely with those businesses and entrepreneurs who are prepared to work with the company to develop business plans that are realistic and achievable.
LMC does not want to be a party to ‘white elephant’ schemes that only disappoint.
LMC also commits to working closely with interested and appropriate agencies,(e.g. government), to provide training and technical support to small Lihirian businesses that require it.
LMC will work through the Lihir Business Development Advisory Committee (LBDAC) to guide the process. The role of the LBDAC is to be refined and formalised.
The financial support that LMC provides will be increased, and the guidelines, (through the LBDAC) will be clearly spelled out. The principal focus will be on small and medium sized enterprises to maximise the number of Lihirian businesses that benefit.
All businesses that LMC assist will have to recognise that normal commercial principles MUST apply if any particular business is to be successful. LMC will not subsidise inefficient operations.”
C.3.10	Specific Issues

There are three subsidiary agreements within the original IBP that address specific community issues. These issues relate in the main to the Relocation community, the

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Plantsite community and the Londolovit community. The Plan recognizes that circumstances have changed and that the agreements need modification.

C.3.10.1	Relocation Agreement

The actual relocation phase has now been completed, but there are ongoing issues and responsibilities that LMC has toward those people that were originally relocated, and their direct descendants.

A separate sub agreement will be prepared to clarify the arrangements that will be in place to deal with the needs and concerns of the original relocatees and their direct descendants. Issues of a general community development nature, i.e. those which impact the community as a whole, will be catered for under the arrangements referred to earlier under the Plan. The special Community Development Fund provided for under the original Putput Community Agreement will be maintained, but incorporated into the proposed annual ward allocation.

C.3.10.2	Plantsite Agreement

The Plantsite issues are covered under the main IBP agreement, although the operation of the Plantsite Trust Fund will require special attention. Responsibility for the operation of the trust fund rests with the Board of Trustees appointed under the original IBP agreement.

C.3.10.3	Londolovit Community Agreement

This agreement deals with community development issues, in particular the development of the Londolovit plantation area and the involvement of the traditional land owners in that process.

The funds that have been provided for community development under the earlier agreement will now be incorporated into the ward budget structure. It is further proposed that the Londolovit River Community trust be amalgamated with the Londolovit Landowners Trust Fund to simplify their operation.

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Acknowledgment of the proximity of these three communities to the physical presence of the mine, and therefore a greater level of physical and social impact is reflected in the sliding scale under the Village Development Scheme allocation, and the ‘Quality of Life’ community compensation proposal.

C.3.11	Sustainable Development and Closure (The Lihir Destiny)

The common theme of the Plan and that of the negotiating committee is financial independence and self reliance for a future Lihirian society. It is recognised by all parties that appropriate and necessary infrastructure and services for the community needs to be provided at a level and standard that will be able to be maintained once the mine closes.

Any meaningful or realistic measure of sustainability requires the development of Lihirian capacity and capability for governance from the agencies representing the community; i.e. the local level government and the Special purpose Authority it has established.

C.3.11.1	Post Mine Provisions

A Long Term Investment Fund was included in the IBP, virtually as an afterthought to the process. It was agreed that LMC would pay an annual sum of K 10,000 into this fund, but no discussion took place on any detail relating to this fund, how it should be managed, and what exactly it was providing for.

No formal trust instrument was prepared, largely because of a lack of clarity to intention, but the annual payments have been made, and a sum of some K130,000 is currently on deposit under this provision. It is proposed that this amount be used as a starting contribution to the more substantial long-term provisions proposed hereafter.

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LMC propose to establish three new, separate funds for the long term i.e. post mine, situation. They will be focussed on providing funds to maintain the operation of the infrastructure in three key areas:
•	Health

•	Education

•	General Infrastructure Maintenance
An amount of K100,000 per annum for each of the above areas, i.e. K300,000 per annum in total, will be placed into a long-term investment fund, under the control of a professional fund manager.

An Investment Board shall be established to monitor the funds to ensure that the fund manager adheres to the investment policy laid down by the board and as amended over time. The funds would be under the control of the fund manager, and would be invested overseas (as well as in PNG at the discretion of the manager). The fund would be maintained in US dollars to ensure value is sustained.

Membership of the Board will include LMC, Nimamar Local Level Government, the New Ireland Provincial Government, the Lihir community, Department of Mining and the Department of Treasury.

It will be a requirement that the Board submit an annual report to constitutional agencies including the Nimamar Local Level Government, the New Ireland Provincial Government and the PNG Minister For Mining.

It is the expectation of the company that the Nimamar Local Level Government or its successor, will be responsible for the management and control of all community assets post mine, and so the funds from the trust will be released through the Nimamar Local Level Government and Special Purpose Authority, or whatever legally constituted successor agency is in place to fulfil the function of local governance.

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Nominations to the Board should be reviewed regularly, at least at the time of each project review, i.e. every five years.

It is not expected that these funds will be accessed during the life of the mine. They will be accumulated to provide a substantial capital sum. This fund will be available to the community at mine closure to ensure that the facilities and services they have come to expect will continue to be available.

It is not possible to provide for an indefinite period. This arrangement acknowledges the need to provide in a significant and meaningful way for the post mine situation at this early stage. The adequacy of the provision will be able to be monitored over the course of the project life.

Should the community decide to direct a percentage of royalty payments and/ or dividends into these funds, it will of course boost the amount available at project closure. No assumptions are made about the capacity of the Government, either National or Provincial, to contribute to this provision, or to provide support funding and personnel at the end of the mine life. Whatever is available will be in addition to the trust fund provisions, and will therefore be a bonus.

This provision is not intended to provide funds for capital expenditures. They are for the purpose of maintaining services and maintaining community assets that exist at the closure of the mine. They are not intended to cover any costs associated with the closure of the mine itself, nor of mine related assets which will be provided for independently as part of the mine closure planning process.

An independent fund manager will control and manage the funds. The Investment Board previously mentioned will oversee the investment of the funds.

The Investment Board will guide the fund manager, and receive and endorse the annual report from the manager, as well as the audit report.

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This board will not be authorised to draw down on the funds, except to pay legitimate expenses of administration, until the formal surrender of the Special Mining Lease from LMC to the Government of PNG.

The funds will then be available, (but not as a lump sum payment) to the Nimamar Local Level Government, or its successor, to pay the annual costs of maintaining and running the health, education and other social service programs, (but not salaries of public servants), and the maintenance and upkeep of civil infrastructure, such as roads, bridges, electricity supply etc.

These funds will not last forever, but they will provide a substantial reserve to allow for a period of phased reduction in activity after closure. It is impossible to gauge the degree to which national government finance will be able to contribute to this requirement at this point in time, but clearly any contribution that they can make will assist the process.

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C.4 STAKEHOLDERS
The principal stakeholders associated with the mining operations and who will be impacted through the closure of the mine are listed below:
•	Government (national, provincial, local)

•	Special Mining Lease (SML) landowners (Lihir Management Area Landowners Association — LMALA)

•	Non-SML landowners (other Lihirians)

•	Civil Society Groups (women’s, youth and church groups)

•	Mining and Non-Mining Businesses

•	LMC

•	Mine Employees

•	Non-Lihirian residents who have settled in the area (squatters, others)
The mine closure issues and impacts affecting the various stakeholders are discussed in Section C.7 Mine Closure Issues and Impacts.

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C.5 PNG GOVERNMENT SUSTAINABLE DEVELOPMENT POLICY
In 2002 the PNG Department of Mining (DoM) convened a National Steering Committee (NSC), to oversee the development of a Sustainable Development Policy and a Sustainability Planning Framework for PNG’s mining provinces. The development of a policy and planning framework was considered necessary to guide provincial and local level governments, mine-affected communities and resource developers in making sustainable investment decisions on the use of the remaining mining benefit streams in the lead up to and after closure.

The following summary outlines the principal recommendations of the policy documentation:
•	all mining project area stakeholders (including the developer) are required to participate in the development of a Community Sustainable Development Planning (CSDP) process;

•	resource developers are required to provide the CSDP partners with specific information on benefit stream projections and the company initiatives to support social and economic development throughout the whole of the mining project cycle;

•	Special Purpose Authorities (SPA) are to be established in each project area to assist in the design, implementation and monitoring of the CSDP;

•	A Sustainability Planning Division would be established within the Department of Mining to assist in the design and monitoring of CSDPs and the coordination of national government inputs;

•	Special Support Grant payments would be progressively abolished and replaced with a more flexible approach for the use of the Tax Credit Scheme.
C.5.1 Community Sustainable Development Planning
The DoM proposes to establish a process of Community Sustainable Development Planning (CSDP) for all major mining projects. It is proposed that the CSDP:
•	be a plan for the sustainable development of mine-affected communities or project area communities through the different stages of the mining project cycle;

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•	be formally integrated with the provincial, district and local-level planning and budgeting process in the host province under the joint supervision of the Department of Planning and Rural Development and the Department of Mining;

•	be a multi-stakeholder process involving all of the primary stakeholders involved in the development of a major mining project. (the national government, the provincial government, the project district and LLG, project area communities, civil society groups and the mining company).

•	be coordinated by the national government through a Development Planning Committee (DPC) for each major mining project area.
It is proposed that the CSDPs should be a rolling 5-year plan which is subject to annual review and should also be based on a budgetary process which clearly matches planned expenditures with forecast revenues.

Developers will be expected to provide specific inputs to the process which are either based on its own plans and projections or on its commitments under the Mining Development Contract, the Development Forum, or an approved Environmental Impact Statement. These specific inputs are listed below:
•	A rolling 5-year forecast model of the total amount of revenue which is expected to accrue to the Project Area, based on projected mine output, project commodity prices, and the benefit-sharing agreements which have been negotiated through the Development Forum;

•	A rolling 5-year plan for expenditures within the project area under the Tax Credit Scheme, including a justification for such expenditures;

•	A rolling 5-year forecast of the amount of revenue which is expected to accrue to a host provincial government, for use outside the mining project area, and plans for any Tax Credit Scheme expenditures made outside the project area (but within the province), in order to inform the relevant provincial, district and local-level plans.

•	Business development plans, training and localisation plans,

•	Special provision for relocation and resettlement plans, food security plans, AIDS awareness plans and any other plans for the management of community affairs which are intended to benefit or support project area communities;

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•	Environmental management plans produced in accordance with the permit granted by the Director for Environment and Conservation; and

•	Mine closure plans required under the terms of the government’s Mine Closure Policy.
C.5.2 Tax Credit Scheme and SSG
DoM proposes that expenditures controlled by developers under the Tax Credit Scheme should be progressively converted into tax-creditable Development Levies during the operational life of a major mining project. This means that the developer as part of a multi-stakeholder Development Planning Committee would have the flexibility to convert tax credits into development levies which could be used by a provincial or local level government to support infrastructure development, maintenance, capacity building and Trust Fund accumulation.

It is proposed that this arrangement be known as the ‘Tax Credit Conversion Scheme’, and that Development Levies paid under this scheme to local-level governments or their instrumentalities should also be managed in accordance with a Community Sustainable Development Plan.

In terms of mine closure on Lihir, the Tax Credit Conversion Scheme would provide both the NIPG and the Nimamar LLG with an additional source of revenue to support Trust Fund accumulation.

The DoM believes that Special Support Grants to provincial governments which host a major mining project should be removed as soon as possible. Grants of this kind can only be justified during a mine’s construction phase, or during a transition phase following mine closure. The DoM recognises that the sudden elimination of Special Support Grants currently paid to provincial governments in respect of existing projects will have a dramatic effect on provincial plans and budgets. There are two options for mitigating this negative impact:
•	Special Support Grants could be removed in stages over a period of 3-4 years, in much the same way that the national government is

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already committed to removal of the Mining Levy imposed on the industry.
•	Immediate withdrawal of Special Support Grants could be offset by an allowance for developers to spend an additional 0.25% of their gross revenues on Tax Credit projects for the benefit of the provincial population resident outside of the mining project area.
The second of these options would have the effect of raising the standard limit of Tax Credit expenditures in the host province to 1% of the developer’s gross revenues.
C.5.3 Integration of Sustainable Development Policy and Mine Closure Policy
The DOM does not propose the establishment of a Mine Closure Planning process to run parallel to the Community Sustainable Development Planning process as it could lead to a waste of time and resources for all parties. The intent is to convert the process of Community Sustainable Development Planning to a mine closure planning process at a predetermined time in the mining project cycle and maintain the continuity of the DPC or a reconstituted Mine Closure Planning Committee to assist in the development of the mine closure plan.
C.5.4 Premature Closure
On the issue of premature mine closure, the DOM notes that there should be some avenue for communication between the national government and the operators of a major mining project about contingency plans for ‘premature closure’ resulting from the incidence of civil unrest in the project area. The Department is aware that this issue may not be suitable for inclusion in a multi-stakeholder planning process, but that a contingency plan still needs to be developed as part of an overall Mine Closure Policy.

In summary, the proposed DOM policy and planning framework has significant implications for sustainable development and mine closure planning on Lihir. Under the policy, LMC will be required to be an active participant in the preparation and development of a Community Sustainable Development Planning process covering the whole of the mining project cycle including preparations for mine closure.

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C.6 MINE REVENUES AND DEVELOPMENT FUNDING
C.6.1 General
The SEDP has a number of revenue streams to fund the activities described earlier in this section of the report. The funding streams are a combination of mine generated revenues, Government and land owner payments.

The SEDP revenue streams are planned on a 5 year rolling budget cycle as described in Section C.3. Government and land owner funding is closely tied to mine production and as such depends on actual mine performance predicted by the mine plan. For planned closure as described in Section B, these revenue streams are intended to provide funds to provide a platform to assist with the long term sustainability of the Lihir communities.

These funds do not constitute a closure cost since they represent a cost of doing business. When the mine ultimately closes, the mine related revenue streams are assumed to be phased out. The accumulated funds in the various Trusts described in Section C.3.11.1 are expected to provide a platform for the maintenance of health and education services and the maintenance of community assets after the mine closes.

Costs dealing with the possibility and risks that the planned funds are not sufficient at closure are not dealt with here.

This section briefly outlines the 5 year budget cycle anticipated revenue contributed by LMC, Government and local funding based on the Lihir Socio-Economic study (Project Design and Management 2003). The 5 year planned revenues are the subject of on-going negotiations but are expected to reduce over time and cease at the end of the mine life.
C.6.2 LMC Contributed Revenues
LMC generated revenues for the period 2004 to 2008 as listed in Table C.6.1.

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Table C.6.1 —	Lihir Sustainable Community Development Plan — LMC Contributed Revenues

CLOSURE PLAN SECTION	DESCRIPTION	PERIOD 2004 TO 2008 KINA

C.3.1	Plan Management and Implementation including Village Development Fund	29,035,000
C.3.3	Land Use and Compensation	32,600,000
C.3.4	Community Health	16,500,000
C.3.5	Human Resource Development	5,460,000
C.3.6	Civil Infrastructure	21,150,000
C.3.7	Community and Social Impact	3,815,000
C.3.8	Environmental Monitoring	1,400,000
C.3.9	Commercial Development	7,750,000
C.3.10	Specific Issues	1,655,000
C.3.11	Post Mine Provisions	4,775,000

	Total	124,140,000
The period leading to planned closure in 2040 will provide for a continuance of funding for the items listed in Table C.6.1 with a likely reduction in annual funds available as the mine matures and the operating emphasis changes from pit operations to milling. Notwithstanding the planned reduction in LMC contributed revenues over the course of the mine life, the substantial investments made available to the CSDP, will assist with the transition to sustainable development and self reliance as an attainable goal for the Lihirian community.

In addition to these revenue streams, the post mine provisions discussed in Section C.3.10.1 have an annual guaranteed funding level of K300,000 equally allocated between three long-term investment funds i.e. Health, Education and General Infrastructure Maintenance Trusts. Assuming these funds were invested over the term of the mine (40 years), adjusted for CPI increases (2.5%) and earned 6% compound interest, the future value would exceed K60 million. Additionally, and by way of example, should the annual investment be increased to K1,000,000 with additional land owner funds, the return would exceed K160 million. Clearly, an opportunity exists to capitalise on surplus revenue streams during the life of mine guaranteeing access to funds for the future.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
However, under the Balance Date closure scenario, the funding is assumed to be rapidly phased out following the Balance Date.
C.6.3 Government Funding Sources
Table C.6.2 lists funds available from Government sources. The State returns a portion of the collected Royalties and Taxes (in the form of Special Support Grants and Tax Credits) to the New Ireland Provincial Government and the local level government on Lihir. The local level government obtains further funds from equity (share ownership) in LGL. The items in Table C.6.2 below are those which directly flow to Lihir. There are other benefits flowing to New Ireland Provincial Government in addition to these.

The items listed in Table C.6.2 depended on the financial performance of LGL. As such the value of these items is set by achieved production and by the stock price and dividend payments associated with company operations.

Continued successful operation or improvement in operation would maintain the SSG, Royalties and Dividends at close to current levels. Equity will depend on external market fluctuations and valuations.

These revenue sources will effectively cease on cessation of production. The revenue sources would also cease on the Balance Date Closure date.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
Table C.6.2  State Funding Commitments Which Impact Lihir Island Directly

THEORETICAL VALUE
ITEM	BENEFICIARY	SOURCE	KINA MILLION	COMMENT

	New Ireland Provincial	State of PNG	1996-2001 12	Only 71% of
Special	Government	based on 1% of	2002-Closure 87	agreed amount
Support Grant	Nimamar Development	value of mine	1996-2001 4	has been paid
	Authority	production	2002-Closure 37	by State
Equity in Lihir	Lihir Land Owners	Share Purchase	• Currently 6.8%	Market
			share in Lihir.	capitalisation
			• Option to increase	currently K3
			this to 15%	billion
	Special Mining lease land	Set at 2% of	1996-2001 46	Paid in Full by
	Owners 20%	Production		LMC.
	Nimamar Development		2002-Closure 248
Royalties	Authority 30%
Provincial Government
50%
Tax Credits	New Ireland Provincial	Claim from PNG	Total value K5 million
	Government	Government	per year during pit
		Possible post	operation. K2 million
		2007	per year during
stockpile processing.
C.6.4 Lihirian Wages
At December 2004, about 390 Lihirians were employed on a full time basis with LMC. A Lihirian salary averages about K25,000 per annum. Assuming a 15% increase in Lihirian employee numbers during the next five years, this would bring the number of Lihirian employees in 2008 to about 450 with an annual income totalling some K11,250,000.
During the five year budget cycle of the CSDP, the Lihirian wage income would approach K50,000,000 for the period.
In addition, about 70% of the contractor workforce of about 1,900 are Lihirians. Assuming an annual income of K15,000, this equates to an annual income of about K20,000,000 in total or over the five year budget cycle about K 100,000,000.
These income data show a Lihirian income per capita of about K23,200 compared to the National average of K2,000.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
C.6.5 Available Funds
Funds currently available over the next 5 year period are summarised on Table C.6.3.

These funds will decrease when open pit mining ceases and the area of disturbance reduces. Mine revenue related funds, SSG, royalties, equity etc. will continue through to mill closure 2040, but at a rate dependent on mine production and gold price fluctuations.

If the mine enters a Balance Date type closure most of these funds would cease on the Balance Date.

Table C.6.3 Summary of 5 Year Funding including Lihirian Wages

ITEM	2004-2008 MILLION KINA	COMMENT

LMC	124.1	Commitments in the SCDP
Government	27.0	Based on Production
		Rounded income included to
Lihirian Wages (LMC and Contractors)	150.0	show total benefit streams to
		Lihirians
Total	301.1

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
C.7	MINE CLOSURE ISSUES AND IMPACTS

C.7.1	Introduction
This section outlines the socio-economic issues and impacts that can be expected from closure of the mine. As detailed in Part A, planned closure includes Stage 1 Closure (2022) which signifies the end of pit operations and Stage 2 Closure (2040) which represents the end of mine operations.
To conform with general accounting practice, a Balance Date Closure at 31 December 2004 in which closure liabilities at end of 2004 are estimated, is also presented.
Table C.7.1 displays the employee numbers for the workforce including LMC employees and contractors for balance date and planned closure (Stage 1 and Stage 2).
Table C.7.1 Employee Numbers (Current and Projected)

	December 1998 [1]	December 2004 [2]	December 2022 [3]	December 2040 [4]
Category	(CMCP)	(Balance Date Closure)	(Stage 1 closure)	(Stage 2 Closure)
Lihirians	258	386	127	100
Other PNG	312	579	464	464
Third Country Nationals	0	20	0	0
Expatriate	101	77	15	7
Total LMC Employees	671	1062	606	571
Contractor Employees	1576	1897	1200 (5)	1200 (5)

Total	2918	4021	2412	2342

Note:

1, 2:	Figures from LMC HR Department, December 2004

3, 4:	Figures from Finance Department, September 2004

5:	Estimated
C.7.2	Planned Closure — Stage 1 (2022)
The end of pit operations is scheduled for the end of 2022 at which time Stage 1 Closure will occur. Pit mining and waste rock disposal will cease and milling operations will continue to process stockpiled low-grade ore until 2040. The site arrangement in 2022 is shown on Figure A.5.2. Stage 1 closure will involve flooding

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
of the open pit, decommissioning associated equipment and buildings and downsizing of the workforce and associated support infrastructure.
The socio-economic issues and impacts expected with Stage 1 Closure are summarised in Table C.7.2.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
Table C.7.2 Planned Closure — Stage 1 (2022) Socio Economic Impacts and Issues

Area of Impact	Impacts and Issues	Comments
Employment	• Reduced employment opportunities particularly mine contractor staff associated with local businesses.	• Opportunity for diversion of pit contractor workforce to ore stockpile reclaim and transport work.
	• Pit operations FIFO staff repatriated with reduction in support services.	• Refer to Table C.7.1 for employee reductions.

Local Businesses	• The requirement for support services will be affected with the potential for contract work being reduced. • Refer to Table C.7.4 for the types of services affected.	• An opportunity exists for local businesses to adsorb a greater equity in existing JV’s between now and 2022. This would likely offset contract staff reductions.

Training and Education	• LMC training effort redirected to required mill process training requirements. • No impact on education facilities or services.	• Sustainable Community Development Plan support for long term education facilities and services.
• Accelerate Lihirian training and skilling prior to Stage 1 closure to maximize Lihirian workforce.

Health Services	• No impact on health services for Lihir communities.	• Sustainable Community Development Plan support for long term health facilities and services.

Population
•    Increased population pressures due to improved birth rates and health facilities.
•    Loss of employment will have some affect on cash incomes in the Lihirian community due to assimilation of migrant population.
• Sustainable Community Development Plan support for alternate business opportunities leading to Stage 1 closure may ameliorate increased social pressures.

Standards of Living	• Loss of earnings will result in some decline in standards of living for a part of the Lihirian community.	• Health, education and government services will be maintained due to Sustainable Community Development Plan.
• Land pressures will limit additional subsistence gardening opportunities.

Police and Court Facilities	• No likely impact and all services maintained at appropriate levels.	• Sustainable Community Development Plan support for long term government services.

Emergency Facilities	• No likely impact and all services maintained at appropriate levels.	• LMC operations require maintenance of emergency services.

Utilities	• No likely impact to water, sanitation, rubbish disposal, drainage or communications.	• Sustainable Community Development Plan support for long term utility services.
• Some reduction likely in power reticulation requirements.

Transport	• Some reduction in transport requirements due to reduced workforce.	• Excess vehicles may be available for resale to the community.

Environment	• Increased population at 2022 will place additional pressures on land clearing for subsistence activities.	• LMC environmental awareness programs aimed at mitigating ongoing environmental pressures.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
Table C.7.3 below shows the effect of pit closure on current and projected employee numbers for the mine site.
Table C.7.3 Mining Workforce (Contract Staff) — Projected Reductions

	Current Mining Situation (2004)		Projected Post Pit Closure (2022)
Company	No. Employees	No. Lihirians	No. Employees	No. Lihirians
Western Tug & Barge	46	0	0	0
	(all FIFO)
Zenex Drilling	180	90	0	0
Century Drilling
PNOC Drilling
Orica	27	15	15	10
Lakaka — mine	130	67	0	0
Lakaka — road maintenance			50	40
Hastings Deering & other contractors	38	0	20	10

LMC — mining	248	70	240	150
LMC — mine maintenance	160	0	109	52
LMC — drilling & exploration	50	25	6	6

Totals	879	267	440	268
Table C.7.4 below lists the services provided by local businesses that would be affected by mine closure.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
Table C.7.4 Services affected by mine closure
Services
•	Electrical installation & maintenance

•	Building maintenance

•	Hardware supply

•	Minor construction works

•	Industrial safety gear and clothing

•	Personnel recruitment, labour hire, supply of security guards

•	Catering services

•	Janitorial services

•	Rubbish collection

•	Grass cutting etc

•	Auto Services, vehicle hire, parts and maintenance

•	Town/Residential area / Hospital maintenance — including carpentry, plumbing, painting maintenance

•	Retail supermarkets

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
C.7.3	Planned Closure — Stage 2 (2040)

C.7.3.1	General
Processing of low grade ore is expected to be completed in 2040 at which time Stage 2 Closure will be implemented. Plant site closure will involve removal and decommissioning of plant site buildings, infrastructure and the transfer of various assets to the local level government, National Government or the community as the site is relinquished. Closure activities will include remediation and revegetation of the decommissioned areas.
Unwanted buildings in the town site are to be demolished and the remaining buildings transferred to government or to the local community. Kapit Village will be re-established. Stage 2 Closure is discussed in Part B and illustrated on Figure A.5.4.
The closure works period is expected to last two years followed by a further five year post closure monitoring period to 2046.
Stage 2 Closure representing an end to the project will have a significant and profound impact on the Lihirian community. By the year 2040, as many as five generations of Lihirians would have participated in the project either directly or indirectly.
The socio-economic issues and impacts expected with Stage 2 Closure are summarised in Table C.7.5.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
Table C.7.5 Stage 2 Closure (2040) Socio Economic Impacts and Issues

Area of Impact	Impacts and Issues	Comments
Employment
•    All non Lihirian and expatriate employees repatriated to place of origin.
•    Significant numbers of Lihirians cease employment with little opportunity to continue with meaningful work on Lihir.
•    A small number of employees and local businesses will be needed for the rehabilitation and monitoring phases of closure.

•    Under the Sustainable Community Development Plan (SCDP) , there are a set of Operational Trusts and Long Term Investments to help provide support for sustainable community development after mine closure.

Local Businesses
•    The requirement for the majority of support services would cease.
•    In the absence of contracts with LMC, most local businesses would be affected.
•    Businesses servicing ongoing local demands — such as village trade stores, vehicles and small boat transport will continue.

•    Refer to Table C.7.4 for the types of services affected.
•    Potential opportunity for contract work and support services to complete closure, including maintenance and monitoring.
•    Alternative business opportunities created during the life of mine may provide ongoing employment and incomes on Lihir.

Training and Education	Training
•    LMC training activities will cease.
•    The workforce will no longer be required and the need for the associated technical skills that the apprenticeship and technical training provided will cease.
•    Potential opportunities for additional training in the post-closure maintenance and monitoring period (Stage 3).
•    Potential opportunities for training in the management and maintenance of certain utility facilities planned for transfer to the local community. May include the power generation, water supply and treatment facilities.
Education
•    By 2040, there is expected to have been significant development in education services (including the community, primary and high schools)
•    Final Closure is thus unlikely to have a major impact upon the delivery of the educational services.

•    Sustainable Community Development Plan support for long term education facilities and services.
•    Through the current training programs, LMC will have trained many Lihirians by 2040, in a range of basic and technical training
•    LMC will assist Lihirians in gaining employment elsewhere after mine closure through targeted training programs.
•    LMC will identify potential training opportunities for utilities to be transferred to the government and local communities
•    Under the SCDP, LMC will have supported the effective delivery of the national educational reforms across Lihir.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
Table C.7.5 Stage 2 Closure (2040) Socio Economic Impacts and Issues cont’d

Area of Impact	Impacts and Issues	Comments
Health Services
•    The development of the health services on Lihir is expected to be significantly improved compared to the situation prior to the mine development.
•    It is expected that there will be a robust health care infrastructure and management system in place to deliver efficient and effective services following mine closure.

•    Sustainable Community Development Plan support for long term health facilities and services.
•    Provision of improved health and health care services on Lihir is one of the major benefits expected from the mine development.
•    The Government will be responsible for the management and maintenance of Lihir’s health care system after mine closure.

Population
•    End of employment at the mine and support services will result in a reduction in populations.
•    Projections include 2% long term population growth for Lihirian communities. This equates to unsustainable populations approaching 30 000 by 2040.
•    In-migration by people seeking work at the mine or other local businesses will reduce.
•    Exodus of people expected to other parts of PNG to look for employment opportunities and in particular those skilled workers who have received education, training and scholarships through their association with the mine and the educational and training programs provided.
• Opportunity for labour intensive alternative business development on Lihir during the life of mine. • People intensive development would result in changed customary lifestyles.

Standards of Living
•    Significant impacts to individuals who make their living from the mine, either providing goods and services to the mine-site and camp or those being directly employed to work at the site.
•    Communities standard of living impacted as a result of loss of earnings.
•    People will leave Lihir to search for work, with some pressure reduced on food sources.

•    Health, education and government services will be maintained due to Sustainable Community Development Plan.
•    As part of the SCDP agreements, Trusts will help provide support to the community after the mine has closed.
•    Refer to the population comments above.

Police and Court Facilities
•    It is likely there will have been substantial progress in the development and implementation of the Law and Order Committee’s strategy.
•    Potential for some civil unrest upon final closure.
•    Impacts upon existing police resources
• Sustainable Community Development Plan support for long term government.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
Table C.7.5 Stage 2 Closure (2040) Socio Economic Impacts and Issues cont’d

Area of Impact	Impacts and Issues	Comments
Emergency Facilities	• It is envisaged an agreement between LMC, the government and the local community will have been made in order to transfer the emergency services upon closure in 2040.
•    At present almost all emergency services on Lihir are provided by LMC. Search and rescue operations, fire services and medical evacuations are provided at the company’s discretion without any charge.

Utilities
•    It is expected that following closure, 50% of the remaining townsite infrastructure will be demolished and the sites rehabilitated subject to negotiation with the community and regulators.
•    Under the SCDP there are plans to develop the Londolovit township with a town authority to be established to manage and plan for the development.
•    Water supply and associated equipment will be left to provide water from Londolovit weir.
•    The 6MW power supply to Londolovit will be maintained and transferred for use to provide electricity to the local community.
• Sustainable Community Development Plan support for long term utility services.

Transport
•    Following closure, the remaining light and heavy vehicles will be resold, salvaged or transferred to the community.
•    The airport will be handed over to the Government.
•    All roads will be repaired to design standards and handed over as-is to the community.
• Agreements to be made between LMC, local community and government for transfer of roads, airport and vehicles.

Environment
•    A post monitoring and maintenance phase (Stage 3) will be initiated.
•    An extensive rehabilitation and revegetation programme will have been undertaken to include the following;
•    Return of the land to conditions capable of supporting prior land use;
•    Mitigation of significant adverse effects on the environment;
•    Use of waste rock for backfill and of topsoil for reclamation to the extent feasible;
•    Recontouring of slopes to minimise erosion and runoff;
•    Planting of native species of vegetation to prevent erosion and to encourage self- sustaining development of a productive ecosystem on the reclaimed land; and
•    Decrease in the Island’s population after 2040 will reduce pressures on land clearing for subsistence activities.

•    LMC environmental remediation and rehabilitation programs during and following closure aimed at achieving end land use criteria..
•    Exception will be the footprint of the main pit that will be flooded to provide a lake.
•    Details of LMC rehabilitation activities following closure is discussed in Part B of this report.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
C.7.4	Balance Date Closure (2004)

C.7.4.1	General
The Balance Date for closure is December 31, 2004, and hypothetically involves cessation of mining and milling, securing or removing the low grade stockpiles all in a manner to achieve compliance with post closure criteria. Decommissioning of buildings and infrastructure similar to that outlined in the Planned Closure options are implemented.
The Balance Date closure has a significant and profound impact on the Lihirian community and other stakeholders as employment, revenues and services generated by the mine cease within a short space of time.
The socio-economic issues and impacts expected with Balance Date Closure are summarised in Table C.7.6.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
Table C.7.6 Balance Date Closure (2004) Socio Economic Impacts and Issues

Area of Impact	Impacts and Issues	Comments
Employment
•    All mine operations and associated activities cease resulting in the loss of employment for vast majority of staff and contractors.
•    Services provided by local contractors and businesses cease with minor exceptions such as ongoing community infrastructure maintenance.
•    Potential employment opportunities may exist to complete closure depending on social conditions.
•    All non Lihirian and expatriate employees will be repatriated to place of origin.
•    Vast majority of Lihirian employees would cease employment immediately with little opportunity to continue with meaningful work on Lihir.
•    Lihirian employees would almost all initially remain in their home villages.
•    Those with sufficient education, trade certification or work experience would gradually leave the island as they found jobs elsewhere in PNG.

•    Largest impact on LMC workforce affected would be PNG and Lihirian staff — 90% of workforce are from PNG, 37% of workforce are Lihirians.
•    Refer to Table C.7.1 — LMC Employee categories
•    Repatriation of employees and payment of statutory redundancy entitlements to take effect.

Local Businesses
•    Local landowner businesses that rely on direct LMC contracts for their livelihood cease to operate almost immediately.
•    Smaller local enterprises relying indirectly on the mining operations and the presence of a large population of wage earners, would gradually close.
•    Local companies are likely to lay off employees, many of whom are non- Lihirian.
•    Local companies that had diversified their activities, acquired assets or investments elsewhere in the country would have any ongoing income.
•    Businesses with loan exposures, would likely fail to meet repayments resulting in repossession of assets by banks.
•    Without any other major form of economic activity virtually all business activity on the island would stop.
•    Businesses that would survive would be those that serviced ongoing local demands — such as village trade stores, vehicles and small boat transport.
• Refer to Table C.7.4 for the types of services affected. • Potential opportunity for contract work and support services to complete closure.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
Table C.7.6 Balance Date Closure (2004) Socio Economic Impacts and Issues cont’d

Area of Impact	Impacts and Issues	Comments
Training and Education	Training
•    All in-house formal apprenticeship and competency-based staff training would cease.
•    Scholarships and sponsorships discontinued.
•    The Tutorme Women’s Training Centre would likely cease operation.
Education
•    LMC financial support for education facilities and services cease.
•    Impact on the community schools and the high school would be principally felt due to the withdrawal of operational support costs.
•    Royalty payments and compensation cease and subsidies, transport services, utilities (power and water), school materials and supplies would be seriously affected.
•    Some ancillary staff made redundant.
•    Salaries of teaching staff are covered by the National Teaching Service, and are unlikely to be affected.
•    The High school’s boarding school functions may be closed, affecting some students from the outer islands.
• Sustainable Community Development Plan supporting education facilities and services would be phased out.

Health Services
•    Major impact on health services for Lihir communities.
•    Improvements in health status of Lihirians and the high standard of buildings and equipment would mean that some of the gains made would not be lost.
•    The medical service contractor would be withdrawn, the health centre at Londolovit would have reduced staff and no qualified medical practitioner.
•    Given the Centre’s total dependence on mining related revenues for its staffing and operations, the service would struggle.
•    Palie Health Centre would continue to provide services and maintain core staff.
•    Community Health Workers servicing rural aid posts on Lihir and surrounding islands may lose their funding support from the local level government.
•    Visiting specialists and health campaigns (including TB treatment, HIV/AIDS/STD programs) would be reduced, dental services would reduce.
•    Much of the outreach work currently supported by LMC would cease and it is unlikely that vaccination rates would remain at the high level currently attained.

•    Sustainable Community Development Plan supporting long term health facilities and services would be phased out.
•    Health services on Lihir are more vulnerable than education services to premature mine closure because of the dependence of some services on mining revenues for staffing and operational costs.
•    The Lihir Medical Centre is principally dependent on an annual LMC grant of around US$1.5 million (K6 million) to support its staff and operations.
•    Under the IBP agreement the national government allocates an annual administrative grant of K150,000 to support the salaries of selected staff.
•    The bulk of the salaries for core medical personnel such as doctors and nurses are paid by LMC.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
Table C.7.6 Balance Date Closure (2004) Socio Economic Impacts and Issues cont’d

Area of Impact	Impacts and Issues	Comments
Population
•    Population numbers will be reduced following repatriation of non-Lihirian employees and contractors.
•    Impacts on population size and location of Lihir community is likely to be minimal.
•    There is likely to be an exodus of Lihirians looking for opportunities elsewhere in PNG.

•    Declining economic situation in PNG may mean that opportunities are low
•    People with qualifications and skills might find employment, but with Public Service cutbacks and without any new industrial/mining projects, many Lihirians will opt to stay where they have land rights and known amenities.
•    The closure of other PNG mine sites means that there are already many people with industry- specific skills elsewhere in PNG.

Standards of Living
•    The Lihirian population will experience a dramatic decline in living standards due to reduced incomes.
•    As all forms of cash cropping have declined since the period of exploration, it would be some years before the pre-mining levels of copra and cocoa production were returned for example.
•    The advances in the living standards at a household level for the majority of Lihirians are dependent on wages earned directly or indirectly from the mine.
•    Few Lihirians could maintain their current living standard for longer than a few months.
• Sustainable Community Development Plan supporting Health, education and government services would be phased out.

Food Security
•    Purchasing power would be affected although savings and termination entitlements ensure that people could continue to buy in the short term.
•    Supermarket sales would decline and may ultimately close soon after closure.
•    Boats could travel to New Ireland for supplies and small local trade stores would benefit in the short-term.

•    Refer to LMC Socio-Economic surveys 2003.
•    Land pressures have placed limits on subsistence gardening.
•    The majority of Lihirians, including those who are employed, still have gardens and grow food for their families.

Police and Court Facilities
•    Existing police services will be strained, but police withdrawal unlikely.
•    Long term services unlikely to be maintained at current level.
•    LMC assistance would cease, with ensuing negative effects on the efficiency and effectiveness of police operations on Lihir.

•    Sustainable Community Development Plan support for long term government services would be phased out.
•    LMC assists police operations in a number of ways with transport, fuel and other material support. The company has also helped with the training and establishment of auxiliary and community policing.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
Table C.7.6 Balance Date Closure (2004) Socio Economic Impacts and Issues cont’d

Area of Impact	Impacts and Issues	Comments
Emergency Facilities
•    Lihirians would lose LMC emergency services.
•    The ambulances at Palie and Londolovit would remain but budget provisions would not be adequate to maintain and replace vehicles in the long term.
•    Unless provision for a post-closure transfer of responsibility to LLG were arranged, Lihir would have no emergency fire service.
•    Emergency Medivacs are subsidised by LMC — not feasible after closure.

•    At present almost all emergency services on Lihir are provided by LMC.
•    Search and rescue operations (especially relating to boats lost at sea), fire services and medical evacuations of people in the community are provided at the company’s discretion without any charge.

Utilities
•    Government property such as power lines, satellite dishes, transmitters, pylons etc and the airport power supply would remain.
•    Power generation from the power stations would be significantly reduced.
•    Water supply and sanitation affected due to resource and maintenance requirements.
• Sustainable Community Development Plan support for long term utility services would be phased out. • Currently the water supply and sewerage to the township is operated by LMC.

Transport	Land
•    Decline in the use of motor vehicles as the cash economy declined.
•    Fuel imports by LMC would cease — supply costs would rise.
•    Contractors may maintain passenger vehicles and charge fares.
•    Short term, maintenance of vehicles would be possible (due to the training of mechanics) but in the long-term the number of vehicles would decline as people would not have the means for replacing them.
Sea
•    Wharf facilities at the mine site and those at Londolovit would remain.
•    Maintenance of facilities would be minimal, due to reduced cash flows.
•    Majority of owners would be unable to derive income from their boats and therefore unable to maintain engines or buy fuel readily.
Air
•    Air services significantly impacted as mining project personnel currently account for 98% of all passengers, and 90% of all freight is carried for LMC.
•    Currently LMC pay all maintenance costs for the airport.
•    It is more likely that in the long term services would be provided irregularly on an ‘on call’ basis, as is the case in several other places in PNG.

•    Excess vehicles may be available for resale to the Lihirian community.
•    The majority of boats on Lihir are owned by Lihirians. Many are contracted by the company to transport employees from Malie, Masahet and Mahur.
•    Most air travel by Lihirians is currently paid for by LMC, government or businesses and involves only a handful of people.
•    The airport would not be maintained at current levels, and the airport facilities would deteriorate and be downgraded to perhaps a weekly or monthly basis.

Environment	• Orderly shutdown would be required including implementation of planned closure rehabilitation, decommissioning, monitoring and maintenance programs	• Part B of this Report details the environmental issues and impacts associated with balance date closure.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
C.8	SOCIO ECONOMIC CLOSURE COST ESTIMATES
The socio economic issues and impacts of the various closure scenarios have been discussed in the preceding sections of this report. The planned closure of the operation will have serious implications for Lihirian communities and other stakeholders. A way of life for generations of Lihirians and other PNG nationals would profoundly change. However, the SCDP and other planning initiatives are designed to provide for compensatory mechanisms to replace many of the mine related benefit streams leading to financial independence and self reliance leading up to and post mine closure.
The indirect financial costs and liabilities associated with closure involving loss of contractor services, government revenue streams, LGL benefit streams and employment income are outside the scope of this report. Nonetheless, the scale of the impact can be deduced from information provided in the previous sections of the report. This section will provide liability estimations for each closure scenario in terms of employee redundancy, severance and repatriation costs for the LGL workforce as shown in Table C.8.1.

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
Table C.8.1 Costs Associated with Redundancies
Balance Date Closure (31/12/04)

				Severance Payments
		Projected	Average Salary -	3 months salary	3 weeks salary for each	Other – Relocation	Total Severance
Employee category	Employee No.s (1)	Redundancies	Kina (K) (2)	(K)	year of service (K) (3)	costs (K) (4)	Payments (K)
Expats	77	77	275,000	68,750	47,596	4,000	9,266,654
Other PNG Nationals	579	579	33,000	8,250	19,038	3,000	17,537,019
Lihirians	386	386	25,000	6,250	14,423	Not applicable	7,979,808
Third Country Nationals	20	20	92,000	23,000	53,077	3,000	1,581,538
Total LMC workforce	1062	1062					36,365,019
Planned Closure (Stage 1 - 2022)

					Severance Payments
	Projected	Projected				3 weeks salary for
	Employee No.s	Employee No.s	Projected	Average Salary -		each year of service	Other – Relocation	Total Severance
Employee category	(At Time of Closure)	(After Closure)	Redundancies	Kina (K)	3 months salary (K)	(K)	costs (K)	Payments (K)
Expats	77	15	62	275,000	68,750	47,596	4,000	7,461,462
Other PNG Nationals	579	464	115	33,000	8,250	19,038	3,000	3,483,173
Lihirians	386	127	259	25,000	6,250	14,423	Not applicable	5,354,327
Third Country Nationals	20	0	20	92,000	23,000	53,077	3,000	1,581,538
Total LMC workforce	1062	606	456					17,880,500
Planned Closure (Stage 2 - 2040)

					Severance Payments
	Projected	Projected				3 weeks salary for
	Employee No.s (5)	Employee No.s	Projected	Average Salary -		each year of service	Other - Relocation	Total Severance
Employee category	(At Time of Closure)	(After Closure)	Redundancies	Kina (K) (2)	3 months salary (K)	(K)	costs (K)	Payments (K)
Expats	7	0	7	275,000	68,750	47,596	4,000	842,423
Other PNG Nationals	464	0	464	33,000	8,250	19,038	3,000	14,053,846
Lihirians	100	0	100	25,000	6,250	14,423	Not applicable	2,067,308
Third Country Nationals	0	0	0	92,000	23,000	53,077	3,000	0
Total LMC workforce	571	0	571					16,963,577

(1)	Employee numbers for 2004 rom HR data (November 2004). Numbers for 2022 and 2040 from Finance Depts. revised manning mine life.xls

(2)	Average Salary based on average salaries from HR
(3)	3 weeks salary for each service year. Average years of service; Expats-3, Nationals-10, Lihirians-10, TNG-10

(4)	Other — Relocation costs. Includes relocation of personal effects, allowance for financial counselling, hotel accomodation (5 days), storage of personal effects (3 months)-details from LMC redundancy policy

(5)	Employee numbers from LMC revised manning mine life.xls. Does not include staff needed for rehabiltation activities (2 years) & monitoring and maintenance (5 years)

Lihir Management Company Limited	December 31, 2004
Lihir Gold Mine — Mine Closure Plan Update 2004
The numbers of employees shown in Table C.8.1 for the various closure scenarios exclude the contractor workforce as it is assumed that these employee liabilities would be largely covered by contractor employee terms and conditions.
In summary, the direct employee redundancy and repatriation costs associated with closure include:

K million
Balance Date Closure (31 December 2004)	36.4
Stage 1 - 2022	17.9
Stage 2 - 2040	17.0
These costs are also shown in Section B.7 Summary of Estimated Costs for Planned and Balance Date Closure.

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004	December 31, 2004
PART D SUMMARY
D.1	SUMMARY AND CONCLUSIONS

This update to the 1999 Mine Closure Plan has been written based on site and regulatory conditions to calendar year end 2004. There have been significant changes in the mine operations compared to those envisioned when the first closure plan was prepared in 1999. These changes, and where possible likely future developments in the mine’s operating conditions, have been taken into account in developing the closure strategies outlined in this report.

An improved understanding of the environmental and bio-physical setting of the Mine has been obtained since 1999, from ongoing studies for the closure plan and other related work. Currently a major initiative is underway, as part of an updated Environmental Impact Assessment, to further understand the impacts of the Mine and data from this work will be relevant in future closure plan updates.

LMC consider that community involvement and community support throughout the mine life is integral to orderly mine closure. Hence this report contains a detailed description of current programs and planned programs aimed at helping the community achieve a sustainable destiny.

A comprehensive and detailed estimate of costs, both for planned closure and for unscheduled ‘balance date’ closure has been prepared in a format suitable for periodic updates. The cost for both planned and balance date closures have increased since the 1999 estimate, due to a combination of expanded mine operations and an improved understanding of the closure scope.

Major risks have been identified related to closure although much work needs to be done on detailed risk assessment and preparation of risk management plans, see Section D.2 below.

Closure planning is a progressive activity and this closure plan assumes that the commitment to incremental rehabilitation will be maintained. As noted in Section D.3, the closure plan will be updated annually for the balance date closure and this

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004	December 31, 2004
provides an opportunity to regularly capture changes which impact mine closure. More comprehensive five yearly updates will occur for the planned closure.

Although closure is a progressive process, the Mine closure is scheduled to occur in two main stages as follows:
•	Closure of pit operations in 2022; and

•	Closure of milling and remaining operations in 2040.
This time frame allows for continuous improvements to closure planning which will be reflected in the annual and five yearly closure plan updates.

A number of action items, including on-going studies and further studies are identified in the following subsections, as a framework for assisting in closure plan updates.

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004	December 31, 2004
D.2	ACTION ITEMS

D.2.1	Risk Assessment and Management

Section A.6 (Risk Management) summarises the potential impacts associated with the bio-physical and socio-economic aspects of the project. The proposed management strategies associated with each of the identified potential impacts are detailed within Parts B and C of the report. To further these strategies, detailed risk assessments and risk management plans will be undertaken for each of the significant potential impacts where information is presently insufficient or unavailable.

The risk assessment process will define a series of action items for advancing the closure planning.

D.2.2	Current and On-going Studies

Drainage and Sediment Control

Studies into drainage and sediment control continue as part of the implementation of the MWSAMP, primarily to reduce the intensity and extent of surface turbid plumes that are generated within Luise Harbour. Work in progress includes separation of contact and non-contact water via diversions, improvements to the sediment trap(s) and augmentation of mill water supply from caldera creeks. Long term integrity of water management and diversion structures will form part of final closure.

Bathymetric Studies

Bathymetric studies are underway for both the Deep Sea Outfall project (DSO2) and the existing Deep Sea Tailings Placement (DSTP) system. Investigations include a comprehensive oceanographic profiling study and sampling program to support the establishment of a representative physical oceanographic database. These data will also provide input to the engineering design of the pipeline and outfall. Data from these studies will be needed to confirm closure assumptions related to the outfalls and tailing placement.

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004	December 31, 2004
Waste Rock Disposal

Regular quarterly surveys of the submerged waste rock pile, are currently being taken as part of the existing EMMP. The survey data needs to be assessed to determine if the current dumping location is meeting the requirement for a minimum 100 m of ocean water column above the rock dump. Potential impacts to the near shore sedimentation rates and coral reefs will also need to be assessed. The closure plan may need to be adjusted if the offshore rock dump does not meet the water depth criteria at end of pit life and if long term impacts are identified.

Biological Studies

Studies are being continued to identify short and long term impacts of the Mine on local and regional flora and fauna (terrestrial and marine).

Other Studies

In parallel with studies related to closure, many other programs are in place aimed at improving operations. These programs collect data that is relevant to closure.

D.2.3	Further Studies

D.2.3.1	General

The following is a list of studies proposed to improve closure planning. This is not a complete list and other items will emerge from the risk assessment/risk management planning process.

D.2.3.2	Acid Rock Drainage Studies and Control Strategy

Management of ARD from the low-grade ore stockpile footprints, harbour platform and open pit has been identified as a significant closure issue. A preliminary assessment of ore and waste rock geochemistry was undertaken as part of the Environmental Plan technical studies (NSR, 1988). However, to fully characterise the ARD potential and determine closure implications, additional studies will be undertaken.

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004	December 31, 2004
D.2.3.3	Final Void Study

A final void study is proposed to determine the most appropriate and feasible long-term options for pit closure. The study may have significant implications for the pit design and therefore is regarded as a matter of priority. The study will include investigations into pit wall stability, predicted pit water quality including ARD generated from the pit walls, groundwater inputs (particularly geothermal groundwater), freshwater and seawater inputs and engineering designs including the mechanisms of exchange between pit and ocean waters.

D.2.3.4	Contaminated Land Studies

A register will be prepared of areas of hydrocarbon and metal contamination resulting from operational activities. This work, and a parallel monitoring program, will provide information for rehabilitation and cleanup programs. Where possible improvements will be proposed to operations to reduce closure work.

D.2.3.5	Human Health Studies

Although operational issues related to human health do not necessarily directly impact physical closure, health is an important factor in community issues which are so critical to orderly closure. Therefore, studies to identify the direct and indirect impacts on local and regional human health resulting from the mine sites activities will be continued. This work will include health and safety issues at the site and any indirect impacts from mine site activities.

D.2.3.6	Government Liaison

Regular discussions with the Government on the progress of rehabilitation and closure planning will continue. LMC will seek advice and clarification where necessary, and provide input where appropriate into policy development. For the latter in particular, the PNG Department of Mining’s (DOM) Green Paper on Sustainable Development Policy and Sustainability Planning Framework for the Mining Sector in PNG will be an essential element of continued discussions between LMC and the Government. It is the aim of LMC’s ongoing closure planning liaison

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004	December 31, 2004
process to ensure that mine closure planning is conducted in the full knowledge of, and with full approval of, the PNG Government.

D.2.3.7	Community Consultation

LMC recognise that consultation with all stakeholders but specifically Lihirians needs to become an integral part of the closure planning process. LMC will continue consultations and discussions with the Lihirian community to establish the preferred closure options. As part of on-going consultation, the Lihirians in particular will be asked to determine which mine facilities are potentially of the most use to them, and the preferred end use for all rehabilitated land.

D.2.3.8	Social progress

As part of the Socio-Economic Development Plan support for long term health, education and government services facilities and services, LMC will identify further socio-economic studies where applicable.

D.2.3.9	Business Development

Further socio-economic studies and discussions with the community will enable LMC to identify the potential for alternative business opportunities to be created during the life of mine which may provide ongoing employment and incomes on Lihir.

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004	December 31, 2004
D.3	CLOSURE PLAN REVIEW PROCESS

The closure plan will undergo regular review throughout the project life. LMC propose to formally update the Mine Closure Plan (MCP) every five years, although the balance date closure plan will be updated on an annual basis. Moreover, LMC propose to conduct an annual review of the MCP with the annual review conducted as part of the site’s Environmental Management System. The review will involve key personnel associated with all aspects of mine closure and the results of the review will be formally documented. Further updates of the mine closure plan will take into account results of the formal annual reviews.

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004	December 31, 2004
GLOSSARY

ARD	Acid Rock Drainage
CCD	Counter Current Decantation
CDO	Commercial Development Office
CIC	Civil Infrastructure Committee
CIL	Carbon in Leach
CLTF	Customary Landowners Trust Fund
CMCP	Conceptual Mine Closure Plan
CSDP	Community Sustainable Development Planning (DoM)
DOM	Department of Mining
DOT	Department of Treasury
DSO	Deep Sea Outfall
DSTP	Deep Sea Tailings Pipe
EMMP	Environmental Monitoring and Management Plan
EP	Environmental Plan
HAF	Housing Assistance Fund
HGO	High Grade Ore
IBP	Integrated Benefits Package
IEA	International Education Agency
IFL	Interest Free Loan Scheme
ITPC	Interim Town Planning Committee
JNC	Joint Negotiating Committee
KC	Klohn Crippen Consultants
KRT	Kapit Relocation Trust
LBDAC	Lihir Business Development Advisory Committee
LCLT	Londolovit Customary Landowners Trust
LEC	Lihir Education Committee
LEP	Lihir Education Plan
LAOC	Lihir Law and Order Committee
LGL	Lihir Gold Limited
LGOS	Low Grade Ore Stockpile
LHC	Lihir Health Centre

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004	December 31, 2004

LHCC	Lihir Health Co-ordination Committee
LLG	Local Level Government
LLT	Lihir Landowners Trust
LMALA	Lihir Mining Area Landowners Association
LMC	Lihir Management Company
LRCA	Londolovit River Community Agreement
MAV	Mine Affected Villages
MCP	Mine Closure Plan
MWSAMP	Mine Water, Sediment ARD Management Plan
NAF	Non Acid Forming
NIPG	New Ireland Provincial Government
NRLLG	Ninamar Rural Local Level Government
NSC	National Steering Committee
NSO	National Statistical Office
P&LRT	Putput and Ladolam Relocation Trust
PAF	Potentially Acid Forming
PHC	Palie Health Centre
PNG	Papua New Guinea
PPT	Putput Plantsite Trust
ROM	Run of Mine
SAG	Semi Autogenous Grinding
SEDP	Socio-Economic Development Plan (LMC)
SIC	Social Impact Committee
SML	Site Mine Lease
SPA	Special Purpose Authority
SSG	Special Support Grants
VDS	Village Development Scheme
VPC	Village Planning Committee
WPC	Ward Planning Committee
WUP	Water Use Permit

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004	December 31, 2004
 REFERENCES
1.	Australian and New Zealand Environment Conservation Council (ANZECC), 2000, Guidelines for fresh and marine water quality, Version October 2000.

2.	Department of Mining, PNG Government, 2003, Green Paper, Sustainable Development Policy and Sustainability Planning Framework for the Mining Sector in PNG.

3.	EGi, 1998. Sulphur Oxidation Control and Acid Drainage Management for Operation and Closure: Site Visit Report.

4.	Geochemical Characteristics of the Lienetz and Minifie Deposit Materials, Implications for Mining. Prepared by Stuart Miller and Associates Pty Ltd for Kennecott-Niugini Mining Joint Venture and NSR Environmental Consultants. 1998.

5.	International Finance Corporation (IFC) 1995, Draft IFC Guideline for mining and milling — Open Pit.

6.	IFC 2004, Draft Environmental, Health and Safety Guidelines for Precious Minerals Mining.

7.	IFC, 1998, Safeguard Policy, Environmental Assessment, OP4.01.

8.	IFC, 1998, Procedure for Environmental and Social Review of projects.

9.	Klohn Crippen Consultants, 2003, Mine Water, Sediment and ARD Management Plan (MWSAMP), Hydrology Review, Final Report M091650201.

10.	Lihir Gold Limited (LGL), 2004, Factsheet 1.

11.	LGL, Company History, LGL website, www.lihir.com.pg, 2004.

12.	LMC, 1989. Lihir Gold Project Environmental Plan, Volume C Appendices. Report prepared by NSR Environmental Consultants Pty Ltd for Kennecott Explorations (Australia) Ltd and Niugini Mining Limited Joint Venture. CR235/17.

13.	LMC, 1992. Lihir Project Final Environmental Plan, Volume B Main Report, Supplement to Volume C. Report prepared by NSR Environmental Consultants Pty Ltd for Lihir Joint Venture. CR235/23.

14.	LMC, 1996. Lihir Project, New Ireland Province, PNG — Environmental Management and Monitoring Program — Report prepared by NSR Environmental Consultants Pty Ltd for Lihir Joint Venture. CR 235/27.

15.	LMC, 1996. Lihir Project, New Ireland Province, PNG — Environmental Baseline, Volumes 1-3. Prepared by NSR Environmental Consultants Pty Ltd for Lihir Joint Venture.CR235/30/v2.

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004	December 31, 2004
16.	LMC, 1999. Conceptual Mine Closure Plan (CMCP) for Lihir Gold Project. Report prepared by NSR Environmental Consultants Pty Ltd for Lihir Joint Venture — 1999 CR 235/32/v4.

17.	LMC, Environmental Management and Monitoring Program 2002-2003. February 2000. CR EnvIR00:001.

18.	LMC, 2003, A McDonald, 8th Mill Operators conference, Queensland, Australia.

19.	LMC, 2004, Environmental Management and Monitoring Program (Operations Phase) 2004-2007, Draft Report.

20.	Minerals Council of Australia (MCA), 2000, Minerals Industry Code for Environmental Management.

21.	Ministerial Council on Mineral and Petroleum Resources (MCMPR) (Formerly the Australia and New Zealand Minerals and Energy Council (ANZMEC)) and Minerals Council of Australia (MCA), 2000, Strategic Framework for Mine Closure.

22.	Rio Tinto, 2003, Statement of Business Practice.

23.	Rio Tinto, 2004, Closure Planning Standard.

24.	Rio Tinto, 2004, Closure Planning Guidelines.

25.	Ripper, I. and Letz, H. 1993. Return Periods and Probability of Occurrence of Large Earthquakes in Papua New Guinea, ONG Dept of Mining and Petroleum Report 93/1.

26.	Standards Australia and Standards New Zealand (2004), Risk Assessment, AS/NZS 4360:2004, Homebush, NSW.

27.	Wildlife Research, Queensland Parks and Wildlife Service, 2002. The distribution and abundance of nesting marine turtles in the Lihir, Tabar and Tanga Island Groups. Final report.

28.	World Bank, 1998, Pollution Prevention and Abatement Handbook (PPAH).

29.	World Bank, 1998, Environmental Assessment of Mining Projects, Update 22

30.	World Bank 1999, Environmental Assessment Sourcebook, Report 22088.

31.	World Bank, 2003, Equator Principles.

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004
FIGURES

Figure A.1.1	Location Plan

Figure A.1.2	Current Site Layout

Figure A.1.3	Mine Schedule — Planned Closure

Figure A.5.1	Mine Schedule — Balance Date Closure

Figure A.5.2	Stage 1 (2022) Closure Arrangement

Figure A.5.3	Low Grade Stockpile Material Balance

Figure A.5.4	Stage 2 (2040) Closure Arrangement

Figure A.5.5	Balance Date (2004) Closure Arrangement

Figure A.5.6	1999 Arrangement for Closure

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004
APPENDIX I
Corporate Requirements, Loan Agreements and
Lease Requirements

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004

COMMUNITY AND ENVIRONMENT POLICY November 2004
Lihir Gold is a leading mining and mineral gold processing operation. Lihir Management Company (LMC) manages all aspects of the Lihir venture and recognises that excellence in environmental management and an open partnership with the community are essential to the success of the Lihir Gold Mine, and the long-term development of the community.
OUR VISION
LMC is committed to maintaining high environmental standards and minimising the environmental impacts of its operations.
The outcome of LMC’s operations will be to the net benefit of the community.
OUR BELIEFS
The environment is everyone’s responsibility.
All environmental incidents are preventable.
By working together any issue between LMC and the community can be resolved.
OUR APPROACH
•	Consult with the community to share information and listen to their concerns and expectations throughout the project life including mine closure.
•	Develop and implement an integrated social and environmental management system, including setting objectives and targets to facilitate sustainable and continual performance improvement.
•	Maintain environmental and social monitoring programs and report the results in a clear and transparent manner.
•	Comply with applicable PNG environmental laws and regulations as well as corporate standards and guidelines and, where these do not exist, adopt internationally recognised standards of practice.
•	Minimise the amount of waste generated, work towards eliminating polluting releases causing environmental harm from the operation and optimise the use of natural resources.
•	Participate with government and industry organisations in further development of social and environmental policies, codes and practices aimed at improving performance.
•	Provide opportunities for community involvement in LMC business activities.

“YUMI WOK WANTAIM”

(Lets all work together)

Neil Swan
MANAGING DIRECTOR

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004
I.1	Existing LMC Environmental Commitments
i) LMC Community and Environment Policy
Lihir Management Company (LMC) recognizes excellence in environmental management and an open partnership with the community are essential to the success of the Lihir Gold Mine, and the long-term development of the community. Lihir Gold therefore has a commitment to sound environmental management in consultation with its neighbouring communities. This is reflected through the Company’s Community and Environmental Policy (Appendix 1). Fundamental to the policy is the Company environmental vision as described in the policy.
ii) LMC Environmental Plan (1992)
As part of the legislative process for new mineral developments, LMC produced an Environmental Plan in 1992 for the Lihir Gold Mine. The Environmental Plan includes the following:
•	A description of the project and its viability;

•	The proposed development and associated activities and operations;

•	The development timetable;

•	The existing social, physical and biological environment;

•	The environmental impacts and safeguards;

•	The principles and objectives for environmental management and monitoring; and

•	The proposed strategy for mine rehabilitation and abandonment.
The plan was formally submitted to the Government and following an assessment period received formal government approval.

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004
iii) LMC Environmental Management and Monitoring Program (EMMP)
The Lihir Environmental Management and Monitoring Program (EMMP) details:
•	LMC’s monitoring and reporting commitments to the PNG Department of Environment and Conservation (DEC), Department of Mining (DoM) and community representatives;

•	LMC’s monitoring requirements which arose from the identification of key environmental issues documented in the Lihir Project Environmental Plan (EP);

•	The specific monitoring elements, and the rationale behind these monitoring programs. This includes the statutory monitoring associated with the Water Use Permits held by LMC and the routine environmental monitoring and reporting programmes.
The EMMP has two main objectives:
•	Implementation of LMC’s environmental management policies and procedures; and

•	To detail monitoring of the mine’s environmental impacts and LMC’s compliance with PNG regulatory permits and licences.
The procedures relating to the EMMP such as the collection of data and samples, analysis, quality control and reporting are integrated into the Company Environmental Management System (EMS) prepared in accordance with (and externally audited against) the ISO14001 international standards for environmental management.
Results from the EMMP are reported to LMC management, PNG Government and the Lihirian community and LMC use the information to minimise the environmental effects of the mine so the operation continues to meet its environmental objectives and the mine is in compliance with relevant environmental standards. The data collection and reporting schedule for EMMP Elements is listed in Appendix III. The EMMP is updated and revised every four years, takes into account the results of monitoring data, surveys, investigations and external and internal audit findings. It is currently being revised for reissue.

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004
iv) LMC Sustainable Development Community Plan (SDCP) (Formally, The Integrated Benefits Package)
The Integrated Benefits Package (IBP) is a document which seeks to incorporate all of the commitments and benefits that the people of Lihir were promised in return for their agreement the project proceed. As well as the agreement between the community and the company, it also contains the agreements reached between the people of Lihir and the national, provincial and local level governments.
The IBP was signed in April, 1995 and marked the formal agreement of the people of Lihir to the start of the Lihir Gold project. The original IBP was formulated over a period of almost five years (from 1990) and was the result of many hours of negotiations and discussions between LMC, the Lihir Mining Area Landowners Association Inc. (LMALA), representing the landowners, and the Nimamar Development Authority (NDA), representing the people of Lihir.
A review of the IBP was initiated in 2001 and is currently in the latter stages of production being renamed the SDCP in line with the terminology favoured by the PNG Government (See Department of Mining Green Paper (2003) on mine closure). This followed the appointment of the Joint Negotiating Committee (JNC), by the Nimamar Rural Local Level Government (NRLLG), and the Lihir Mining Area Landowners Association (LMALA).
Although the original IBP will remain as a base document, following more than seven years experience and observations from the viewpoint of all the participants, the document has been updated to reflect changes at Lihir since the original IBP was issued. The implications of the SDCP for closure are discussed in more detail in Part 2 of the report.
v) Mining Development Contract
The Mining Development Contract (MDC) provides a mechanism for the transfer of ownership of LMC assets (works and facilities) to the State. The importance for closure planning is both liability and risk are extinguished as soon as title is vested in the State.

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004
Clause 5.1 of the MDC identifies “Works and Facilities” which are capable of being used by the State. However, the following three categories are excluded (Appendix B):
•	Administrative and accommodation buildings for the company’s workforce;

•	Installations and infrastructure directly used in the mining and processing of ore; and.

•	Roads in the mining area.
In the 1999 MCP, the following loans and agreements were noted as expiring in 2003. It is understood these loans and agreements have now expired.
•	Export Finance and Insurance Corporation Agreement

•	Multilateral Investment Guarantee Agency

•	Mining Industry Consultants Agreement
vi) Lease Requirements
a) Special Mining Leases and Mining Leases
The conditions for Special Mining Lease No. 6 and Mining Lease (ML) No.s 125 and 126 were reviewed and found to contain no conditions relevant to closure planning.
b) Lease for Mining Purposes and Mining Easements
The conditions for Lease for Mining Purposes No.s 34 and 35, and Mining Easements Nos. 71, 72 and 73 were reviewed. The conditions specify:
•	‘the Lessee shall do all things necessary to surrender the lease (or easement) or part of the lease (or easement) to the State.’
We believe the requirement is intended to apply to the transfer of title and has no specific implications for closure.

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004
vii) Rio Tinto Requirements
a) Rio Tinto Statement of Business Practice
Rio Tinto’s statement of business practice ‘The way we work’ (Rio Tinto 2003) includes reference to closure planning. Specifically in relation to the Environment and states;
“Wherever possible we prevent, or otherwise minimise, mitigate and remediate, harmful effects of the Group’s operations on the environment. We develop standards and build systems to identify, assess and manage environmental risk. These apply at each stage of exploration, development, operation and closure, as well as in acquisition and divestment evaluations”.
In the Health, Safety and the Environment (HSE) policy, there is the requirement for all subsidiaries to provide for HSE related operating, reclamation and closure costs in preparing investment proposals, annual plans and accounts. Moreover the policy also requires subsidiaries to prepare and maintain a plan for the eventual closure of each operation including: management of social and environmental impacts, estimates of closure costs and financial provisions, and consultation and cooperation with local communities. The Rio Tinto Communities policy requires continuing and effective communication with local communities.
Rio Tinto’s statement of business practice also states the Company subscribes to the following external charters and codes of practice:
•	International Chamber of Commerce Business Charter for Sustainable Development;

•	Environmental Charter of the International Council on Metals and the Environment; and

•	Australian Minerals Industry Code for Environmental Management.
b) Rio Tinto Closure Planning Standard and Guidelines 2004
Rio Tinto has developed a closure planning standard and guideline which provides guidance for the closure planning process. The intent of the guide is to ensure

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004
operations undertake effective on-going planning and implementation for closure to minimise adverse impacts on the environment and make a positive contribution to community life in surrounding areas. This will be accomplished through:
•	Early Planning and funding for closure;

•	Progressive decommissioning and landscape rehabilitation;

•	Consulting fully with stakeholders; and

•	Integrating closure strategies with mine plans.
Other areas covered by the Rio Tinto Mine Closure guidelines are:
•	Preparation of a closure study to identify legal requirements, landowner and community expectations, and impacts to be addressed;

•	Development of a closure strategy to identify closure objectives, measures and options for meeting the objectives, and cost estimation;

•	Development of socio-economic strategy including communications plans;

•	Decommissioning (e.g. the act of closure); and

•	Post closure management and monitoring.
The scope and format of this mine closure plan is consistent with the Rio Tinto closure planning guidelines.
viii) International Standards of Best Practice
The term ‘international standards’ implies high standards from elsewhere in the world or at least higher standards than would otherwise have been acceptable for a mining project in a developing country. Many of these requirements and standards cover similar issues and goals and a list of international standards that are relevant to the management of mine operations and the environmental and socio-economic aspects

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004
of mine closure are listed in Table A.3.2. The following section expands upon this list, with selected items discussed in detail.
World Bank Standards and Guidelines
There a number of environmental guidelines that the World Bank and IFC produce for its projects and each of these are expanded upon below:
•	The World Bank Pollution Prevention and Abatement Handbook (PPAH) (1998).

•	World Bank Environmental Assessment Sourcebook (1991, as amended).

•	The IFC environmental, health and safety guidelines (1991-1993).

•	The IFC Safeguard Policies and IFC procedures (1986-1998).

•	World Bank Equator Principles (2003).
World Bank Pollution Prevention and Abatement Handbook (PPAH)
The PPAH was issued in 1998, designed to be used in context of the World Bank Group’s safeguard policies, as set out in Operational Policy (OP) 4.01, “Environmental Assessment” (1998), and related documents eg. IFC Procedure for Environmental and Social Review of Projects (1998). The Handbook promotes the concepts of sustainable development by focusing attention on the benefits, both environmental and economic of pollution prevention, including cleaner production and good management techniques. This handbook is divided into three parts:
•	Part 1 — Summary of key policy lessons in pollution management;

•	Part 2 — Presents good practice notes on implementation of policy objectives, based on experience with World Bank Group Projects and lessons learned from policies and practices from other agencies and organizations in this field;

•	Part 3 — Provides detailed guidelines to be applied in the preparation of World Bank Projects. The guidelines, cover almost 40 industrial sectors and include current thinking on abatement and control, numerical targets for reducing pollution and maximum permissible emissions levels.

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004
PPAH guidelines applicable to LMC operations include PPAH 2 — Base Metal and Iron Ore Mining. Moreover, there are the following guidelines awaiting formal issue which include similar requirements for mine closure:
•	Draft IFC Environment, Health and Safety Guidelines for Mining and Milling — Open Pit (1995).

•	Draft IFC Environmental, Health and Safety Guidelines for Precious Minerals Mining (2004).
These guidelines require project sponsors to prepare and implement a mine closure and restoration plan. The plan should include the reclamation of tailings deposits, waste rock deposits, open pit areas, sedimentation basins, and abandoned mine, mill and camp sites. The following should be covered in the plan:
•	Return of the land to conditions capable of supporting prior land use, equivalent uses or other acceptable uses;

•	Elimination of significant adverse effects on adjacent water resources;

•	Use of waste rock for backfill and of topsoil (or other acceptable materials) for reclamation to the extent feasible;

•	Recontouring of slopes to minimise erosion and runoff;

•	Planting of native species of vegetation to prevent erosion and to encourage self-sustaining development of a productive ecosystem on the reclaimed land;

•	Post-closure acid rock drainage and tailings management, reduction of ARD formation by sealing off pyrite containing waste from oxidation and percolating water; and

•	Budget and schedule for pre- and post-abandonment reclamation activities.
The guidelines also provide details on pollution prevention measures, emissions guidelines, treatment technologies, monitoring and reporting.

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004
The IFC Environmental, Health and Safety Guidelines
These were written in the early 1990s and for many industries and sectors, there are no parallel guidelines in the PPAH. It is envisaged new guidelines will be written to replace the series and included in the PPAH. The new guidelines will bring up to date the guidelines incorporating more recent developments in environmental management systems and cleaner technology. Although currently there no IFC guidelines specific to mine closure there are others which may in part be applicable to LMC operations including Geothermal Projects, Port and Harbour facilities and Hazardous Waste Management.
World Bank Equator Principles
In 2003, ten leading banks adopted voluntary guidelines for managing environmental and social issues surrounding project financing. The signatories agreed to a series of guidelines for assessing project finance deals, based on those used by the International Finance Corporation (IFC), the World Bank’s private finance arm and apply to projects globally across all industry sectors.
Since then, the number of banks which have adopted the Equator Principles has doubled with more expected to follow. As such, the group now accounts for around 80% of global project financing. The Principles are a global framework, for financial institutions to determine, assess and manage environmental and social risk, and best practice standards in project financing.
Moreover, the Principles only apply to projects with a total capital cost of $50 million or more. The Principles see the banks, classify projects into three groups, based on IFC policies. Borrowers developing projects in the two higher-risk groups (Category A and B) are required to carry out an Environmental Assessment (EA) covering issues such as socio-economic impacts, sustainable development, biodiversity, pollution prevention and waste minimization. Reference will have been made to the World Bank and IFC Pollution guidelines and safeguard policies.
For high risk projects, developers are required to prepare an Environmental Management Plan (EMP), drawing on the conclusions of the EA and demonstrating

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004
adequate stakeholder consultation. These Principles will be incorporated into loan covenants and, if borrowers fail to comply, they will be judged to be in default.
World Bank Environmental Assessment Sourcebook
The World Bank’s Environmental Assessment Sourcebook (World Bank, 1991 and amendments) includes a number of useful documents concerning mine closure and rehabilitation. Notably Chapter 10 of the Source book (Environmental Assessment of Energy and Industry Projects)(1999) includes a section on Mining and Mineral processing. Within the section the following is discussed:
•	environmental and socio-cultural issues and impacts,

•	management, training and monitoring,

•	reclamation
Moreover a number of recent amendments and updates to the Source book refer to mine closure. Of note, Update 22 (1998) — Environmental Assessment of Mining Projects includes guidance for mine closure including:
•	Environmental aspects and impacts

•	Tailings treatment, management and disposal

•	Decommissioning, rehabilitation and closure planning
ANZMEC and MCA Strategic Framework for Mine Closure
The Australia and New Zealand Minerals and Energy Council (ANZMEC)* and the Minerals Council of Australia (MCA) jointly developed a Strategic Framework for Mine Closure (ANZMEC and MCA 2000). The framework is designed to provide a broadly consistent approach to mine closure across the various Australian jurisdictions.

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004
The framework is structured around a set of objectives and principles grouped under six key areas:
•	Stakeholder involvement;

•	Planning;

•	Financial provision;

•	Implementation;

•	Standards; and

•	Relinquishment.
The Closure Plan draws upon the principles outlined in the ANZMEC and MCA strategic framework, as appropriate.

* The Ministerial Council on Mineral and Petroleum Resources (MCMPR) — formerly The Australia and New Zealand Minerals and Energy Council (ANZMEC).
Minerals Industry Code for Environmental Management (2000)
The Minerals Industry Code for Environmental Management produced by the Minerals Council of Australia (MCA) was originally produced in 1996 and following review in 1999 was reissued in 2000. It commits signatories to the following values:
•	Integration of environmental, social and economic considerations into decision-making and management, consistent with the objective of sustainable development;

•	Openness transparency and improved accountability through public environmental reporting and community engagement;

•	Compliance with all statutory requirements, as a minimum; and

•	A continually-improving standard of environmental performance and, through leadership, the pursuit of excellence throughout the minerals industry.

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004
The code has seven guiding principles, two of which include explicit statements on mine closure:
Principle 3: Integrating Environmental Management into the Way We Work
Ensuring environmental management and related social issues are high priorities by:
•	Ensuring resources are adequate to implement the environmental plans during operations and closure.
Principle 4: Minimising the Environmental Impacts of Our Activities
Responsibly managing immediate and longer-term impacts by:
•	Planning for closure in the design phases of a project and regularly reviewing to accommodate changes in site conditions, technology and community expectations
Rio Tinto is a signatory Company to the Minerals Industry Code for Environmental Management.
Environment Australia — Best Practice Environmental Management in Mining
The booklets provide best practice information for a range of mine issues that include a number relevant to mine closure;
•	Mine Planning for Environmental Protection

•	Community consultation and involvement

•	Land form design for rehabilitation

•	Tailings Containment

•	Rehabilitation and Revegetation

•	Environmental Risk Management

•	Water Management

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004
The aim of the booklets are to help mine developers to identify the steps to be taken in order to conform to best practice behaviour, achieve good environmental performance, minimise conflicts with other land users, maintain ecological values in surrounding areas and restore or enhance the land use capability of the areas affected by their activities. They cover planning, monitoring, management systems and technical issues.
The information is also aimed at stakeholder representative groups, regulatory authorities, and students of mining and environment subjects to improve their understanding of environmental issues, improve environmental awareness, understanding of various principles and technologies, and the capacities of leading practitioners to significantly reduce the level of environmental impact from mining.
The booklets include illustrated case studies which demonstrate the application of a wide range of best practice techniques to address different environmental issues across many different mine type, commodity, geographic and environmental settings. The booklets offer references for further information and some contain short guides on the steps to be taken to achieve best practice on the specialised topic.
International Chamber of Commerce — The Business Charter for Sustainable Development — Principles for Environmental Management
In its 1987 report, “Our Common Future,” the World Commission on Environment and Development (Brundtland Commission) emphasised the importance of environmental protection to the pursuit of sustainable development.
To help business around the world improve its environmental performance, the International Chamber of Commerce created the Business Charter for Sustainable Development. It comprises sixteen Principles for environmental management and is aimed at assisting enterprises in fulfilling their commitment to environmental stewardship in a comprehensive fashion, in line with national and international guidelines and standards for environmental management.

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004
The aim of the Charter is for the widest range of enterprises to commit to improving their environmental performance in accordance with the Charter’s Principles, putting in place management practices to make environmental improvements, measuring and reporting this progress as appropriate internally and externally. It was formally launched in April 1991, is recognised as a complement to environmental management systems and is widely applied and recognised around the world.
Of note, the term environment in the Charter also refers to environmentally related aspects of health, safety and product stewardship.
International Council on Mining and Metals (ICMM) — Sustainable Development Framework
ICMM members offer strategic industry leadership towards achieving continuous improvements in sustainable development performance in the mining, minerals and metals industry. ICMM provides a common platform for the industry to share challenges and responsibilities as well as to engage with key constituencies on issues of common concern at the international level, based on science and principles of sustainable development.
One of ICMM’s key functions is driving improvements in the industry’s sustainable development performance. This is regarded as best being achieved by an integrated package of activities covering principles, and supported by public reporting, verification systems and the dissemination of good practice examples.
Rio Tinto is a member of the ICMM.

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004
APPENDIX II
Current LMC Water Use Permits (WUP)

Lihir Management Company Limited Lihir Gold Mine — Mine Closure Plan Update 2004

WATER USE
PERMITS	DESCRIPTION
29/825	Discharge Sewage effluent from Lakunbut Creek
29/826	Water abstraction for road dust suppression
29/827	Discharge storm water from multiple mine sources to Luise Harbour
29/890	Water abstraction for mine roads dust suppression
29/891	Water abstraction for village water supply
29/892	Water abstraction for Londolovit townsite supply
29/893	Discharge of Londolovit townsite area storm water run-off
29/894	Discharge of commercial & industrial area storm run-off
29/895	Storm water run-off from road between airport & plant-site
29/896	Discharge runoff from accommodation area to Lakunbut Creek — lapsed as it relates to discharge from construction site
29/897	Storm water run-off from Airport to local watercourses
29/898	Discharge storm water from process plant to Luise Harbour.
29/959	Discharge soft waste into the sea off Putput Point — lapsed as waste material is covered by WUP 29/989
29/989	Discharge waste rock from mine into the sea#
29/898(b)	Discharge waste rock into Luise Harbour#
29/990	Discharge of treated mill tailing to the sea
29/991	Abstract water from Londolovit River for Mill process water
29/1039	Discharge treated sewage from process plant to Luise Harbour
29/1047	Discharge rainfall runoff into Ladolam Creek — lapsed as runoff is covered by WUP29/1171
29/1048	Discharge interceptor water into Luise Harbour*
29/1049	Discharge of interceptor water *
29/1170	Seawater abstraction for process plant cooling water
29/1171	Discharge storm water runoff and leachate from stockpiles to the sea at Luise Harbour

*	These two water use permits have been combined to one WUP29/1049 as they are dealing with the same water and being charged twice

#	These two permits have been combined to WUP 29/989 as they are dealing with the same waste material

Page II-1

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
APPENDIX III
Data Collection and Reporting Schedule for EMMP
Elements

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004

		Data Collection Frequency						Reporting
Environmental Monitoring & Management Plan (EMMP) Elements		D	F	M	Q	A	O	Q	A
4.1	Meteorology
4.2	Stream Flows and Suspended Sediment
4.3	Groundwater Monitoring
4.4	Rate of land Disturbance
4.5	Waste Rock and Submerged Waste pile
4.5.1 Waste Rock Dumping Rate
4.5.2 Submerged Waste pile Dimensions
4.6	Near shore Sedimentation
4.7	Fringing Coral Reefs						2 yr
4.8	Sewerage Effluent and Dilution Behaviour
4.9	Tailing Stream Chemistry and Temperature
4.10	Physico-chemical monitoring of ocean
	4.10.1 Physical Oceanographic Monitoring			2m
4.10.2 Oceanic Water Quality
4.11	Chemistry and Biology of Ocean Sediments						3 yr
4.12	Mine, Plant Site and Low Grade Ore Stockpile Runoff Water Quality
4.13	Fish, Shellfish and Seagrass Bio-monitoring
4.14	Vegetation Diversity and Cover						2 yr
4.15	Megapodes
4.16	Lower Londolovit River Monitoring
4.16.1 Physico-chemical monitoring
4.16.2 Biological Monitoring
4.17	Air Quality Monitoring (Dust and SO2)
4.18	Noise
4.20	Additional Statutory Monitoring in Relation to Specific WUPs
4.20.1	WUP 29/826 — Lakunbut Creek abstraction
4.20.2	WUP 29/890 — Abstraction for mine roads dust suppression
4.20.3	WUP 29/891 — Abstraction for village supply
4.20.4	WUP 29/892 — Londolovit townsite water supply
4.20.5	WUP 29/893 — Londolovit townsite runoff
4.20.6	WUP 29/894 — Commercial area runoff
4.20.7	WUP 29/895 — Mine road stormwater runoff
4.20.8	WUP 29/897 — Airport Runoff
4.20.9	WUP 29/1049 — Discharge from pit wells
4.20.10	WUP 29/1170 — Process plant cooling water
5.2.1	Incinerator, Power House and Autoclave stakes
5.2.2	Geothermal Power Plant
Key to abbreviations: D = Daily, F = Fortnightly, M = Monthly, Q = Quarterly, A = Annual, O = Other as indicated

Page III-1

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
APPENDIX IV
Cost Estimates

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
APPENDIX V
Photographs

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
APPENDIX VI
Closure Cost Accounting Implications

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
FIGURES

Figure A.1.1	Location Plan

Figure A.1.2	Current Site Layout

Figure A.1.3	Mine Schedule — Planned Closure

Figure A.5.1	Mine Schedule — Balance Date Closure

Figure A.5.2	Stage 1 (2022) Closure Arrangement

Figure A.5.3	Low Grade Stockpile Material Balance

Figure A.5.4	Stage 2 (2040) Closure Arrangement

Figure A.5.5	Balance Date (2004) Closure Arrangement

Figure A.5.6	1999 Arrangement for Closure

450000 mE
455000 mE
460000 mE
9660000 mN
9655000 mN
9650000 mN
9645000 mN
AIRSTRIP
LONDOLOVIT TOWN
LONDOLOVIT COMMERCIAL CENTRE
LUISE HARBOUR
PROCESS PLANT
OPEN PIT
LIHIR
PACIFIC OCEAN
Bismarck Sea
LIHIR
BISMARCK ARCHIPELAGO
PAPUA NEW GUINEA
Solomon Sea
Gulf of Papua
Coral Sea
Port Moresby
0 m
2000 m
4000 m
6000 m
8000 m
10000 m
N
Landmass
Roads / Trails
Creeks / Drainage
Site Mine Lease Boundary (SML)
LIHIR MANAGEMENT COMPANY LTD
Lihir Gold Mine Location Plan
Fig A.1.1
Scale : 1 : 100,000
Date : Dec 31, 2004

456000 mE
458000 mE
460000 mE
462000 mE
464000 mE
466000 mE
9664000 mN
9662000 mN
9660000 mN
9658000 mN
9656000 mN
9654000 mN
9652000 mN
Sanambiet Island
Mali Island
SOUTH PACIFIC
OCEAN
Coronous quarry (Kunaiye)
Kunaiye Airstrip
Tanadon quarry lease boundary
Londolovit
Londolovit accommodation centre
Lihir Medical Centre
Londolovit weir and pumping station
Commercial and Industrial Centre
Hard rock quarry (Londolovit)
Road
Hard rock quarry (Putziaka Point)
Putziaka point
Tanadon
Londolovit
Kapit Village
Luise Harbour
SML Boundary
Kapit Beach
Barge Dump Route
DSTP Outfalls
Harbour Platform LGO Stockpile
Kapit North LGO Stockpile
Dredge Sediment Outfall
Tailings Pipeline
Fuel Tanks
Wharf
Putput Point
HGO stockpile
Power station
CALDERA
Kapit South LGO Stockpile
Kapit Creek
Kapit drainage channel
Putput Processing Plant Area
LIENETZ PIT
Mine workshop
Coronous quarry (Northern Putput)
Mine Office
Crushing station
Putput Village
Ladolam Creek
Coronous quarry (southern Putput)
MINIFIE PIT
SML Boundary
Plant & Village Water Supply
0 m
1000 m
2000 m
3000 m
4000 m
N
Landmass
Roads / Trails
Creeks / Drainage
Stockpiles
Open Pit
Site Mine Lease Boundary (SML)

LIHIR MANAGEMENT COMPANY LTD

Lihir Gold Mine Current Site Layout

Fig A.1.2

Author :	CGD	Scale :	1 : 75,000
Drawn :		Report No :	[illegible]
Date :	Dec 31, 2004	File Name :

Year
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
2048
Mining Activity
Phase 4
Phase 5
Phase 6
Phase 7
Phase 8
Phase 9
Phase 10
Phase 11
Phase 12
Kapit
Stockpile Activity
Kapit S
Kapit V
Harbour Platform
Wild West
Minifie In-pit
Rehabilitation
Flooding of pits
Harbour Platform Stockpile
Wild West Stockpile
Kapit N Stockpile
Plant Decommisioning
Stage 1 Post Closure Monitoring
Stage 2 Post Closure Monitoring

LIHIR MANAGEMENT COMPANY LTD

Mine Schedule Planned Closure

Fig A.1.3

Author :	Scale : as shown
Drawn :	Report No :
Date : Dec 31, 2004	File Name :

2013
2012
2011
2010
2009
2008
2007
2006
2005
2004
Year
Mining Activity
Stockpile Activity
Kapit South
Kapit Village
Harbour Platform
Rehabilitation
Flooding of pits
Harbour Platform Stockpile
Plant Decommisioning
Stage 1 Post Closure Monitoring
Stage 2 Post closure monitoring

LIHIR MANAGEMENT COMPANY LTD

Mine Schedule Balance Date Closure (31/12/04)

Fig A.5.1

Author : [illegible]	Scale : as shown
Drawn :	Report No : [illegible]
Date : Dec 31, 2004	File Name :

Sanambiet Island
Mali Island
Londolovit Town
&
Commercial & Industrial Centre
SOUTH PACIFIC
OCEAN
Kapit Village LGOS
Land Corridor
Final
Open Pit
Harbour Platform LGOS
Putput Village
Mine Workshop
Processing Area
& Power Station
Wild West LGOS
456000 mE
458000 mE
460000 mE
462000 mE
464000 mE
466000 mE
9664000 mN
9662000 mN
9660000 mN
9658000 mN
9656000 mN
9654000 mN
9652000 mN
0 m
1000 m
2000 m
3000 m
4000 m
N
Open Pit
Low Grade Ore Stockpile (LGOS)
Mining / Processing Infrastructure
Landmass
Roads / Trails
Creeks / Drainage
Site Mine Lease Boundary (SML)
LIHIR MANAGEMENT
COMPANY LTD
Stage 1 (2022)
Closure Arrangement
Fig A.5.2

90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
k tonnes
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
Kapit South
Kapit Village
Harbour Base
Wild West
Minifie

LIHIR MANAGEMENT COMPANY LTD

Low Grade Stockpile Material Balance

Fig A.5.3

Author: GGD	Scale: as shown
Drawn:	Report No:
Date: Dec 31, 2004	File Name:

456000 mE
458000 mE
460000 mE
462000 mE
464000 mE
466000 mE
9664000 mN
9662000 mN
9660000 mN
9658000 mN
9656000 mN
9654000 mN
9652000 mN
Sanambiet Island
Mali Island
Airport
Londolovit Town
&
Commercial & Industrial Centre
SOUTH PACIFIC
OCEAN
Kapit Village
LUISE
HARBOUR
Land Corridor
PIT
LAKE
Putput Village
0 m
1000 m
2000 m
3000 m
4000 m
N
Open Pit
Low Grade Ore Stockpile (LGOS)
Mining / Processing Infrastructure
Landmass
Roads / Trails
Creeks / Drainage
Site Mine Lease Boundary (SML)
LIHIR MANAGEMENT
COMPANY LTD
Stage 2 (2040)
Closure Arrangement
Fig A.5.4
Drawn :
Date : Dec 31, 2004
Scale : 1 : 71,000
File Name :

456000 mE
458000 mE
460000 mE
462000 mE
464000 mE
466000 mE
9664000 mN
9662000 mN
9660000 mN
9658000 mN
9656000 mN
9654000 mN
9652000 mN
Sanambiet Island
Mali Island
Airport
Londolovit Town
&
Commercial & Industrial Centre
SOUTH PACIFIC
OCEAN
Kapit Village
Pit Lake
Putput Village
0 m
1000 m
2000 m
3000 m
4000 m
N
Open Pit
Low Grade Ore Stockpile (LGOS)
Mining / Processing Infrastructure
Landmass
Roads / Trails
Creeks / Drainage
Site Mine Lease Boundary (SML)
LIHIR MANAGEMENT COMPANY LTD
Balance Date Closure Arrangement (31/12/04)
Fig A.5.5
Author : CGO
Scale : 1 : 75,000
Date : Dec 31, 2004

456000 mE
458000 mE
460000 mE
462000 mE
464000 mE
466000 mE
9664000 mN
9662000 mN
9660000 mN
9658000 mN
9656000 mN
9654000 mN
9652000 mN
Sanambiet Island
Mali Island
Airport
Londolovit Town
&
Commercial & Industrial Centre
SOUTH PACIFIC
OCEAN
Kapit Village
Kapit LGOS
Kapit South LGOS
Harbour Platform LGOS
Open Pit
Putput Village
Mine Workshop
Processing Area
& Power Station

0 m 1000 m 2000 m 3000 m 4000 m

N

- Open Pit
- Low Grade Ore Stockpile (LGOS)
- Mining / Processing Infrastructure
- Landmass
- Roads / Trails
- Creeks / Drainage
- Site Mine Lease Boundary (SML)

LIHIR MANAGEMENT COMPANY LTD

1999 Mine Closure Plan
Arrangement For Closure

Fig A.5.6

Author : CSD	Scale : 1 : 75,000
Drawn :	Report No : M09163A03 82 01
Date : Dec 31, 2004	File Name :

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
APPENDIX I
Corporate Requirements, Loan Agreements and
Lease Requirements

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004

COMMUNITY AND ENVIRONMENT POLICY November 2004
Lihir Gold is a leading mining and mineral gold processing operation. Lihir Management Company (LMC) manages all aspects of the Lihir venture and recognises that excellence in environmental management and an open partnership with the community are essential to the success of the Lihir Gold Mine, and the long-term development of the community.
OUR VISION
LMC is committed to maintaining high environmental standards and minimising the environmental impacts of its operations.
The outcome of LMC’s operations will be to the net benefit of the community.
OUR BELIEFS
The environment is everyone’s responsibility.
All environmental incidents are preventable.
By working together any issue between LMC and the community can be resolved.
OUR APPROACH
•	Consult with the community to share information and listen to their concerns and expectations throughout the project life including mine closure.

•	Develop and implement an integrated social and environmental management system, including setting objectives and targets to facilitate sustainable and continual performance improvement.

•	Maintain environmental and social monitoring programs and report the results in a clear and transparent manner.

•	Comply with applicable PNG environmental laws and regulations as well as corporate standards and guidelines and, where these do not exist, adopt internationally recognised standards of practice.

•	Minimise the amount of waste generated, work towards eliminating polluting releases causing environmental harm from the operation and optimise the use of natural resources.

•	Participate with government and industry organisations in further development of social and environmental policies, codes and practices aimed at improving performance.

•	Provide opportunities for community involvement in LMC business activities.
“YUMI WOK WANTAIM”
(Lets all work together)

Neil Swan
MANAGING DIRECTOR

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
I.1	Existing LMC Environmental Commitments

i) LMC Community and Environment Policy

Lihir Management Company (LMC) recognizes excellence in environmental management and an open partnership with the community are essential to the success of the Lihir Gold Mine, and the long-term development of the community. Lihir Gold therefore has a commitment to sound environmental management in consultation with its neighbouring communities. This is reflected through the Company’s Community and Environmental Policy (Appendix 1). Fundamental to the policy is the Company environmental vision as described in the policy.

ii) LMC Environmental Plan (1992)

As part of the legislative process for new mineral developments, LMC produced an Environmental Plan in 1992 for the Lihir Gold Mine. The Environmental Plan includes the following:
•	A description of the project and its viability;

•	The proposed development and associated activities and operations;

•	The development timetable;

•	The existing social, physical and biological environment;

•	The environmental impacts and safeguards;

•	The principles and objectives for environmental management and monitoring; and

•	The proposed strategy for mine rehabilitation and abandonment.
The plan was formally submitted to the Government and following an assessment period received formal government approval.

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
iii) LMC Environmental Management and Monitoring Program (EMMP)
The Lihir Environmental Management and Monitoring Program (EMMP) details:
•	LMC’s monitoring and reporting commitments to the PNG Department of Environment and Conservation (DEC), Department of Mining (DoM) and community representatives;

•	LMC’s monitoring requirements which arose from the identification of key environmental issues documented in the Lihir Project Environmental Plan (EP);

•	The specific monitoring elements, and the rationale behind these monitoring programs. This includes the statutory monitoring associated with the Water Use Permits held by LMC and the routine environmental monitoring and reporting programmes.
The EMMP has two main objectives:
•	Implementation of LMC’s environmental management policies and procedures; and

•	To detail monitoring of the mine’s environmental impacts and LMC’s compliance with PNG regulatory permits and licences.
The procedures relating to the EMMP such as the collection of data and samples, analysis, quality control and reporting are integrated into the Company Environmental Management System (EMS) prepared in accordance with (and externally audited against) the ISO14001 international standards for environmental management.
Results from the EMMP are reported to LMC management, PNG Government and the Lihirian community and LMC use the information to minimise the environmental effects of the mine so the operation continues to meet its environmental objectives and the mine is in compliance with relevant environmental standards. The data collection and reporting schedule for EMMP Elements is listed in Appendix III. The EMMP is updated and revised every four years, takes into account the results of monitoring data, surveys, investigations and external and internal audit findings. It is currently being revised for reissue.

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
iv) LMC Sustainable Development Community Plan (SDCP) (Formally, The Integrated Benefits Package)
The Integrated Benefits Package (IBP) is a document which seeks to incorporate all of the commitments and benefits that the people of Lihir were promised in return for their agreement the project proceed. As well as the agreement between the community and the company, it also contains the agreements reached between the people of Lihir and the national, provincial and local level governments.
The IBP was signed in April, 1995 and marked the formal agreement of the people of Lihir to the start of the Lihir Gold project. The original IBP was formulated over a period of almost five years (from 1990) and was the result of many hours of negotiations and discussions between LMC, the Lihir Mining Area Landowners Association Inc. (LMALA), representing the landowners, and the Nimamar Development Authority (NDA), representing the people of Lihir.
A review of the IBP was initiated in 2001 and is currently in the latter stages of production being renamed the SDCP in line with the terminology favoured by the PNG Government (See Department of Mining Green Paper (2003) on mine closure). This followed the appointment of the Joint Negotiating Committee (JNC), by the Nimamar Rural Local Level Government (NRLLG), and the Lihir Mining Area Landowners Association (LMALA).
Although the original IBP will remain as a base document, following more than seven years experience and observations from the viewpoint of all the participants, the document has been updated to reflect changes at Lihir since the original IBP was issued. The implications of the SDCP for closure are discussed in more detail in Part 2 of the report.
v) Mining Development Contract
The Mining Development Contract (MDC) provides a mechanism for the transfer of ownership of LMC assets (works and facilities) to the State. The importance for closure planning is both liability and risk are extinguished as soon as title is vested in the State.

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
Clause 5.1 of the MDC identifies “Works and Facilities” which are capable of being used by the State. However, the following three categories are excluded (Appendix B):
•	Administrative and accommodation buildings for the company’s workforce;

•	Installations and infrastructure directly used in the mining and processing of ore; and.

•	Roads in the mining area.
In the 1999 MCP, the following loans and agreements were noted as expiring in 2003. It is understood these loans and agreements have now expired.
•	Export Finance and Insurance Corporation Agreement

•	Multilateral Investment Guarantee Agency

•	Mining Industry Consultants Agreement
vi) Lease Requirements
a) Special Mining Leases and Mining Leases
The conditions for Special Mining Lease No. 6 and Mining Lease (ML) No.s 125 and 126 were reviewed and found to contain no conditions relevant to closure planning.
b) Lease for Mining Purposes and Mining Easements
The conditions for Lease for Mining Purposes No.s 34 and 35, and Mining Easements Nos. 71, 72 and 73 were reviewed. The conditions specify:
•	‘the Lessee shall do all things necessary to surrender the lease (or easement) or part of the lease (or easement) to the State.’
We believe the requirement is intended to apply to the transfer of title and has no specific implications for closure.

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
vii) Rio Tinto Requirements
a) Rio Tinto Statement of Business Practice
Rio Tinto’s statement of business practice ‘The way we work’ (Rio Tinto 2003) includes reference to closure planning. Specifically in relation to the Environment and states;
“Wherever possible we prevent, or otherwise minimise, mitigate and remediate, harmful effects of the Group’s operations on the environment. We develop standards and build systems to identify, assess and manage environmental risk. These apply at each stage of exploration, development, operation and closure, as well as in acquisition and divestment evaluations”.
In the Health, Safety and the Environment (HSE) policy, there is the requirement for all subsidiaries to provide for HSE related operating, reclamation and closure costs in preparing investment proposals, annual plans and accounts. Moreover the policy also requires subsidiaries to prepare and maintain a plan for the eventual closure of each operation including: management of social and environmental impacts, estimates of closure costs and financial provisions, and consultation and cooperation with local communities. The Rio Tinto Communities policy requires continuing and effective communication with local communities.
Rio Tinto’s statement of business practice also states the Company subscribes to the following external charters and codes of practice:
•	International Chamber of Commerce Business Charter for Sustainable Development;

•	Environmental Charter of the International Council on Metals and the Environment; and

•	Australian Minerals Industry Code for Environmental Management.
b) Rio Tinto Closure Planning Standard and Guidelines 2004
Rio Tinto has developed a closure planning standard and guideline which provides guidance for the closure planning process. The intent of the guide is to ensure

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
operations undertake effective on-going planning and implementation for closure to minimise adverse impacts on the environment and make a positive contribution to community life in surrounding areas. This will be accomplished through:
•	Early Planning and funding for closure;

•	Progressive decommissioning and landscape rehabilitation;

•	Consulting fully with stakeholders; and

•	Integrating closure strategies with mine plans.
Other areas covered by the Rio Tinto Mine Closure guidelines are:
•	Preparation of a closure study to identify legal requirements, landowner and community expectations, and impacts to be addressed;

•	Development of a closure strategy to identify closure objectives, measures and options for meeting the objectives, and cost estimation;

•	Development of socio-economic strategy including communications plans;

•	Decommissioning (e.g. the act of closure); and

•	Post closure management and monitoring.
The scope and format of this mine closure plan is consistent with the Rio Tinto closure planning guidelines.
viii) International Standards of Best Practice
The term ‘international standards’ implies high standards from elsewhere in the world or at least higher standards than would otherwise have been acceptable for a mining project in a developing country. Many of these requirements and standards cover similar issues and goals and a list of international standards that are relevant to the management of mine operations and the environmental and socio-economic aspects

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
of mine closure are listed in Table A.3.2. The following section expands upon this list, with selected items discussed in detail.
World Bank Standards and Guidelines
There a number of environmental guidelines that the World Bank and IFC produce for its projects and each of these are expanded upon below:
•	The World Bank Pollution Prevention and Abatement Handbook (PPAH) (1998).

•	World Bank Environmental Assessment Sourcebook (1991, as amended).

•	The IFC environmental, health and safety guidelines (1991-1993).

•	The IFC Safeguard Policies and IFC procedures (1986-1998).

•	World Bank Equator Principles (2003).
World Bank Pollution Prevention and Abatement Handbook (PPAH)
The PPAH was issued in 1998, designed to be used in context of the World Bank Group’s safeguard policies, as set out in Operational Policy (OP) 4.01, “Environmental Assessment” (1998), and related documents eg. IFC Procedure for Environmental and Social Review of Projects (1998). The Handbook promotes the concepts of sustainable development by focusing attention on the benefits, both environmental and economic of pollution prevention, including cleaner production and good management techniques. This handbook is divided into three parts:
•	Part 1 — Summary of key policy lessons in pollution management;

•	Part 2 — Presents good practice notes on implementation of policy objectives, based on experience with World Bank Group Projects and lessons learned from policies and practices from other agencies and organizations in this field;

•	Part 3 — Provides detailed guidelines to be applied in the preparation of World Bank Projects. The guidelines, cover almost 40 industrial sectors and include current thinking on abatement and control, numerical targets for reducing pollution and maximum permissible emissions levels.

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
PPAH guidelines applicable to LMC operations include PPAH 2 — Base Metal and Iron Ore Mining. Moreover, there are the following guidelines awaiting formal issue which include similar requirements for mine closure:
•	Draft IFC Environment, Health and Safety Guidelines for Mining and Milling — Open Pit (1995).

•	Draft IFC Environmental, Health and Safety Guidelines for Precious Minerals Mining (2004).
These guidelines require project sponsors to prepare and implement a mine closure and restoration plan. The plan should include the reclamation of tailings deposits, waste rock deposits, open pit areas, sedimentation basins, and abandoned mine, mill and camp sites. The following should be covered in the plan:
•	Return of the land to conditions capable of supporting prior land use, equivalent uses or other acceptable uses;

•	Elimination of significant adverse effects on adjacent water resources;

•	Use of waste rock for backfill and of topsoil (or other acceptable materials) for reclamation to the extent feasible;

•	Recontouring of slopes to minimise erosion and runoff;

•	Planting of native species of vegetation to prevent erosion and to encourage self-sustaining development of a productive ecosystem on the reclaimed land;

•	Post-closure acid rock drainage and tailings management, reduction of ARD formation by sealing off pyrite containing waste from oxidation and percolating water; and

•	Budget and schedule for pre- and post-abandonment reclamation activities.
The guidelines also provide details on pollution prevention measures, emissions guidelines, treatment technologies, monitoring and reporting.

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
The IFC Environmental, Health and Safety Guidelines
These were written in the early 1990s and for many industries and sectors, there are no parallel guidelines in the PPAH. It is envisaged new guidelines will be written to replace the series and included in the PPAH. The new guidelines will bring up to date the guidelines incorporating more recent developments in environmental management systems and cleaner technology. Although currently there no IFC guidelines specific to mine closure there are others which may in part be applicable to LMC operations including Geothermal Projects, Port and Harbour facilities and Hazardous Waste Management.
World Bank Equator Principles
In 2003, ten leading banks adopted voluntary guidelines for managing environmental and social issues surrounding project financing. The signatories agreed to a series of guidelines for assessing project finance deals, based on those used by the International Finance Corporation (IFC), the World Bank’s private finance arm and apply to projects globally across all industry sectors.
Since then, the number of banks which have adopted the Equator Principles has doubled with more expected to follow. As such, the group now accounts for around 80% of global project financing. The Principles are a global framework, for financial institutions to determine, assess and manage environmental and social risk, and best practice standards in project financing.
Moreover, the Principles only apply to projects with a total capital cost of $50 million or more. The Principles see the banks, classify projects into three groups, based on IFC policies. Borrowers developing projects in the two higher-risk groups (Category A and B) are required to carry out an Environmental Assessment (EA) covering issues such as socio-economic impacts, sustainable development, biodiversity, pollution prevention and waste minimization. Reference will have been made to the World Bank and IFC Pollution guidelines and safeguard policies.
For high risk projects, developers are required to prepare an Environmental Management Plan (EMP), drawing on the conclusions of the EA and demonstrating

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
adequate stakeholder consultation. These Principles will be incorporated into loan covenants and, if borrowers fail to comply, they will be judged to be in default.
World Bank Environmental Assessment Sourcebook
The World Bank’s Environmental Assessment Sourcebook (World Bank, 1991 and amendments) includes a number of useful documents concerning mine closure and rehabilitation. Notably Chapter 10 of the Source book (Environmental Assessment of Energy and Industry Projects)(1999) includes a section on Mining and Mineral processing. Within the section the following is discussed:
•	environmental and socio-cultural issues and impacts,

•	management, training and monitoring,

•	reclamation
Moreover a number of recent amendments and updates to the Source book refer to mine closure. Of note, Update 22 (1998) — Environmental Assessment of Mining Projects includes guidance for mine closure including:
•	Environmental aspects and impacts

•	Tailings treatment, management and disposal

•	Decommissioning, rehabilitation and closure planning
ANZMEC and MCA Strategic Framework for Mine Closure
The Australia and New Zealand Minerals and Energy Council (ANZMEC)* and the Minerals Council of Australia (MCA) jointly developed a Strategic Framework for Mine Closure (ANZMEC and MCA 2000). The framework is designed to provide a broadly consistent approach to mine closure across the various Australian jurisdictions.

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
The framework is structured around a set of objectives and principles grouped under six key areas:
•	Stakeholder involvement;

•	Planning;

•	Financial provision;

•	Implementation;

•	Standards; and

•	Relinquishment.
The Closure Plan draws upon the principles outlined in the ANZMEC and MCA strategic framework, as appropriate.
* The Ministerial Council on Mineral and Petroleum Resources (MCMPR) — formerly The Australia and New Zealand Minerals and Energy Council (ANZMEC).
Minerals Industry Code for Environmental Management (2000)
The Minerals Industry Code for Environmental Management produced by the Minerals Council of Australia (MCA) was originally produced in 1996 and following review in 1999 was reissued in 2000. It commits signatories to the following values:
•	Integration of environmental, social and economic considerations into decision-making and management, consistent with the objective of sustainable development;

•	Openness transparency and improved accountability through public environmental reporting and community engagement;

•	Compliance with all statutory requirements, as a minimum; and

•	A continually-improving standard of environmental performance and, through leadership, the pursuit of excellence throughout the minerals industry.

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
The code has seven guiding principles, two of which include explicit statements on mine closure:
Principle 3: Integrating Environmental Management into the Way We Work
Ensuring environmental management and related social issues are high priorities by:
•	Ensuring resources are adequate to implement the environmental plans during operations and closure.
Principle 4: Minimising the Environmental Impacts of Our Activities
Responsibly managing immediate and longer-term impacts by:
•	Planning for closure in the design phases of a project and regularly reviewing to accommodate changes in site conditions, technology and community expectations
Rio Tinto is a signatory Company to the Minerals Industry Code for Environmental Management.
Environment Australia — Best Practice Environmental Management in Mining
The booklets provide best practice information for a range of mine issues that include a number relevant to mine closure;
•	Mine Planning for Environmental Protection

•	Community consultation and involvement

•	Land form design for rehabilitation

•	Tailings Containment

•	Rehabilitation and Revegetation

•	Environmental Risk Management

•	Water Management

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
The aim of the booklets are to help mine developers to identify the steps to be taken in order to conform to best practice behaviour, achieve good environmental performance, minimise conflicts with other land users, maintain ecological values in surrounding areas and restore or enhance the land use capability of the areas affected by their activities. They cover planning, monitoring, management systems and technical issues.
The information is also aimed at stakeholder representative groups, regulatory authorities, and students of mining and environment subjects to improve their understanding of environmental issues, improve environmental awareness, understanding of various principles and technologies, and the capacities of leading practitioners to significantly reduce the level of environmental impact from mining.
The booklets include illustrated case studies which demonstrate the application of a wide range of best practice techniques to address different environmental issues across many different mine type, commodity, geographic and environmental settings. The booklets offer references for further information and some contain short guides on the steps to be taken to achieve best practice on the specialised topic.
International Chamber of Commerce — The Business Charter for Sustainable Development — Principles for Environmental Management
In its 1987 report, “Our Common Future,” the World Commission on Environment and Development (Brundtland Commission) emphasised the importance of environmental protection to the pursuit of sustainable development.
To help business around the world improve its environmental performance, the International Chamber of Commerce created the Business Charter for Sustainable Development. It comprises sixteen Principles for environmental management and is aimed at assisting enterprises in fulfilling their commitment to environmental stewardship in a comprehensive fashion, in line with national and international guidelines and standards for environmental management.

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
The aim of the Charter is for the widest range of enterprises to commit to improving their environmental performance in accordance with the Charter’s Principles, putting in place management practices to make environmental improvements, measuring and reporting this progress as appropriate internally and externally. It was formally launched in April 1991, is recognised as a complement to environmental management systems and is widely applied and recognised around the world.
Of note, the term environment in the Charter also refers to environmentally related aspects of health, safety and product stewardship.
International Council on Mining and Metals (ICMM) — Sustainable Development Framework
ICMM members offer strategic industry leadership towards achieving continuous improvements in sustainable development performance in the mining, minerals and metals industry. ICMM provides a common platform for the industry to share challenges and responsibilities as well as to engage with key constituencies on issues of common concern at the international level, based on science and principles of sustainable development.
One of ICMM’s key functions is driving improvements in the industry’s sustainable development performance. This is regarded as best being achieved by an integrated package of activities covering principles, and supported by public reporting, verification systems and the dissemination of good practice examples.
Rio Tinto is a member of the ICMM.

Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004
APPENDIX II
Current LMC Water Use Permits (WUP)

Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004

WATER USE
PERMITS	DESCRIPTION
29/825	Discharge Sewage effluent from Lakunbut Creek
29/826	Water abstraction for road dust suppression
29/827	Discharge storm water from multiple mine sources to Luise Harbour
29/890	Water abstraction for mine roads dust suppression
29/891	Water abstraction for village water supply
29/892	Water abstraction for Londolovit townsite supply
29/893	Discharge of Londolovit townsite area storm water run-off
29/894	Discharge of commercial & industrial area storm run-off
29/895	Storm water run-off from road between airport & plant-site
29/896	Discharge runoff from accommodation area to Lakunbut Creek — lapsed as it relates to discharge from construction site
29/897	Storm water run-off from Airport to local watercourses
29/898	Discharge storm water from process plant to Luise Harbour.
29/959	Discharge soft waste into the sea off Putput Point – lapsed as waste material is covered by WUP 29/989
29/989	Discharge waste rock from mine into the sea#
29/898(b)	Discharge waste rock into Luise Harbour#
29/990	Discharge of treated mill tailing to the sea
29/991	Abstract water from Londolovit River for Mill process water
29/1039	Discharge treated sewage from process plant to Luise Harbour
29/1047	Discharge rainfall runoff into Ladolam Creek – lapsed as runoff is covered by WUP29/1171
29/1048	Discharge interceptor water into Luise Harbour*
29/1049	Discharge of interceptor water *
29/1170	Seawater abstraction for process plant cooling water
29/1171	Discharge storm water runoff and leachate from stockpiles to the sea at Luise Harbour

*	These two water use permits have been combined to one WUP29/1049 as they are dealing with the same water and being charged twice

#	These two permits have been combined to WUP 29/989 as they are dealing with the same waste material

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Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004
APPENDIX III
Data Collection and Reporting Schedule for EMMP
Elements

Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004

		Data Collection Frequency						Reporting
Environmental Monitoring & Management Plan (EMMP) Elements		D	F	M	Q	A	O	Q	A
4.1	Meteorology
4.2	Stream Flows and Suspended Sediment
4.3	Groundwater Monitoring
4.4	Rate of land Disturbance
4.5	Waste Rock and Submerged Waste pile
4.5.1 Waste Rock Dumping Rate
4.5.2 Submerged Waste pile Dimensions
4.6	Near shore Sedimentation
4.7	Fringing Coral Reefs						2 yr
4.8	Sewerage Effluent and Dilution Behaviour
4.9	Tailing Stream Chemistry and Temperature
4.10	Physico-chemical monitoring of ocean
	4.10.1 Physical Oceanographic Monitoring			2m
4.10.2 Oceanic Water Quality
4.11	Chemistry and Biology of Ocean Sediments						3 yr
4.12	Mine, Plant Site and Low Grade Ore Stockpile Runoff Water Quality
4.13	Fish, Shellfish and Seagrass Bio-monitoring
4.14	Vegetation Diversity and Cover						2 yr
4.15	Megapodes
4.16	Lower Londolovit River Monitoring
4.16.1 Physico-chemical monitoring
4.16.2 Biological Monitoring
4.17	Air Quality Monitoring (Dust and SO2)
4.18	Noise
4.20	Additional Statutory Monitoring in Relation to Specific WUPs
4.20.1	WUP 29/826 — Lakunbut Creek abstraction
4.20.2	WUP 29/890 — Abstraction for mine roads dust suppression
4.20.3	WUP 29/891 — Abstraction for village supply
4.20.4	WUP 29/892 — Londolovit townsite water supply
4.20.5	WUP 29/893 — Londolovit townsite runoff
4.20.6	WUP 29/894 — Commercial area runoff
4.20.7	WUP 29/895 — Mine road stormwater runoff
4.20.8	WUP 29/897 — Airport Runoff
4.20.9	WUP 29/1049 — Discharge from pit wells
4.20.10	WUP 29/1170 — Process plant cooling water
5.2.1	Incinerator, Power House and Autoclave stakes
5.2.2	Geothermal Power Plant
Key to abbreviations: D = Daily, F = Fortnightly, M = Monthly, Q = Quarterly, A = Annual, O = Other as indicated

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Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004
APPENDIX V
Photographs

Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004
List of Photographs
1.	Aerial view of Pit operations

2.	View of Pit operations (looking East)

3.	View of Pit operations (looking North

4.	Low Grade Ore Stockpiles (LGOS)

5.	Kapit South stockpile (looking South)

6.	Topsoil stockpiles

7.	Panorama of Luise Harbour (looking East)

8.	Northern drainage channel & discharge point to sediment trap

9.	Kapit sediment trap

10.	Northern drainage channel (looking West)

11.	Northern drainage channel (looking East)

12.	Construction of northern drainage channel

13.	Completed northern perimeter drainage channel

14.	Southern Perimeter Drainage Channel

15.	Southern Perimeter Drainage Channel Monitoring point and Discharge point

16.	Dewatering bores

17.	Stream sampling point and monitoring station

18.	Pit de-pressurisation bores

19.	Geothermal vents

20.	6MW Geothermal power station

21.	Geothermal hot springs

22.	Natural geothermal activity

23.	Kapit Beach (looking North West)

24.	Kapit Beach foreshore

25.	Kapit Beach – geothermal discharges and sulphurous deposits

26.	Crushing Plant

27.	Conveyor and run of mine stockpile

28.	Autoclaves

29.	Oxygen Plant

30.	Processing Plant

31.	Settlement Pond and Oil Tank Farm

32.	Tailings De-aeration Plant

33.	Oil tanks, boat wharves, mine site and caldera (looking West)

34.	Loading barge with waste rock

35.	Bottom dump barge

36.	Operating quarry (Kul)

37.	Operating quarry (Putput)

Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004
List of Photographs cont’d
38.	Natural revegetation of abandoned quarry (Potzlaka)

39.	Natural revegetation of abandoned quarry (Putput)

40.	Revegetated pit benches (South Western pit rim)

41.	Revegetated pit benches (Western pit rim)

42.	Mine site — rehabilitated road verges

43.	Airport – rehabilitated airstrip verges

44.	LMC Nursery –shade house used for growing seedlings for revegetation/transplantation

45.	LMC Nursery – seedlings awaiting transplanting

46.	Lihir Airport

47.	Lihir Medical Centre

Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004

Plate 1. Aerial view of Pit operations	Plate 2. View of Pit operations (looking East)

Plate 3. View of Pit operations (looking North)
(Caldera rim in background)

Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004
Plate 4. Low Grade Ore Stockpiles (LGOS)
(Kapit South (covered) & Kapit North (uncovered))

Plate 5. Kapit South stockpile (looking South) (Northern pit perimeter channel in foreground)	Plate 6. Topsoil stockpiles

Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004
Plate 7. Panorama of Luise Harbour (looking East).

Kapit Beach	Kapit Sediment Trap	Kapit South LGOS

Plate 8. Northern drainage channel & discharge point to sediment trap	Plate 9. Kapit sediment trap

Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004

Plate 10. Northern drainage channel (looking West) (in between Kapit South and Kapit North LGOS)	Plate 11. Northern drainage channel (looking East)

Plate 12. Construction of northern drainage channel	Plate 13. Completed northern perimeter drainage channel

Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004

Plate 14. Southern Perimeter Drainage	Plate 15. Southern Perimeter Drainage
Channel (including geothermal effluent discharges)	Channel
(Monitoring point and Discharge point)

Plate 16. Dewatering bores	Plate 17. Stream sampling point and monitoring station

Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004

Plate 18. Pit de-pressurisation bores	Plate 19. Geothermal vents

Plate 20. 6MW Geothermal power station	Plate 21. Geothermal hot springs

Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004

Plate 22. Natural geothermal activity	Plate 23. Kapit Beach (looking North West)

Plate 24. Kapit Beach foreshore	Plate 25. Kapit Beach – geothermal discharges including gases and sulphur deposits

Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004

Plate 26. Crushing Plant	Plate 27. Conveyor and run of mine stockpile

Plate 28. Autoclaves	Plate 29. Oxygen Plant

Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004

Plate 30. Processing Plant	Plate 31. Settlement Pond and Oil Tank Farm

Plate 32. Tailings De-aeration Plant	Plate 33. Oil tanks, boat wharves, mine site and caldera (looking West)

Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004

Plate 34. Loading Barge with waste rock	Plate 35. Bottom dump barge

Plate 36. Operating quarry (Kul)	Plate 37. Operating quarry (Putput)

Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004

Plate 38. Natural revegetation of abandoned quarry (Potzlaka)	Plate 39. Natural revegetation of abandoned quarry (Putput)

Plate 40. Revegetated pit benches (South Western pit rim)	Plate 41. Revegetated pit benches (Western pit rim)

Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004

Plate 42. Mine site — rehabilitated road verges	Plate 43. Airport – Rehabilitated verges

Plate 44. LMC Nursery –shade house used for growing seedlings for revegetation/transplantation	Plate 45. LMC Nursery — seedlings awaiting transplanting

Lihir Management Company Limited
Lihir Gold Mine – Mine Closure Plan Update 2004

Plate 46. Lihir Airport	Plate 47. Lihir Medical Centre

Lihir Management Company Limited
Lihir Gold Mine — Mine Closure Plan Update 2004
APPENDIX VI
Closure Cost Accounting Implications

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.0.1 — Overall Summary for Balance Date Closure and Planned Closure

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG Kina) 2004
TOTAL COST SUMMARY

Balance Date Closure - 2004
1	PLANT SUMMARY	ls	1	25,150,289	25,150,289
2	MINE SUMMARY	ls	1	156,823,388	156,823,388
3	TOWN SUMMARY	ls	1	6,716,688	6,716,688

				Total	188,690,364

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG Kina) 2004
Planned Closure Stage 1 -2022
1	PLANT SUMMARY	ls	1	0	0
2	MINE SUMMARY	ls	1	9,684,447	9,684,447
3	TOWN SUMMARY	ls	1	136,606	136,606

				Total	9,821,053
Notes on 2022 Costs
Mine Costs assume the low grade stockpiles will be removed to the pits and all mine slope rehabilitation is complete

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG Kina) 2004
Planned Closure Stage 2 - 2040
1	PLANT SUMMARY	ls	1	25,150,289	25,150,289
2	MINE SUMMARY	ls	1	53,749,294	53,749,294
3	TOWN SUMMARY	ls	1	6,580,081	6,580,081

				Total	85,479,663
Notes on 2040 Costs
Mine Costs assume the low grade stockpiles have processed and rehabilitation has been completed during the mining phase
Allowance is made to demobilise the remaining mining equipment and workshops used to handle low grade ore.

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG Kina) 2004
Planned Closure Stage 3 - 2042
1	FIVE YEAR MONITORING PERIOD	ls	1	27,383,874	27,383,874

				Total	27,383,874

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.0.2 — Hourly Rates and Side Estimate for Rehabilitation

		Hourly
Item No.	Description of Work	Rate
LABOUR RATES
LMC EMPLOYEES
1	Expat Supervisor	200
2	Expat Tardesman	120
3	National Supervisor	65
4	National L/H Tradesman	45
5	National Tradesman	35

CONTRACTORS
9	Expat Supervisor	200
10	Expat Tardesman	120
11	National Supervisor	65
12	National L/H Tradesman	45
13	National Tradesman	35
14	L/H Labourer	12
15	Labourer	8
16
17	Transport	10
Reference Information:
- Lakaka Plant Hire rates
- SAL Crane Rates
- currency conversions; Kina 1.00 = US$0.26 and Kina 1.00 = AUS$0.40

Plant No	Description	Rate US$	Rate PGK
LAKAKA PLANT		0.26	1.00
HOURLY RATES
72	Cat 330 Excavator	103.49	369.60
75	Cat 330 Excavator	68.27	243.81
211	PC120 Excavator	36.40	130.00
212	PC300 Excavator	87.85	313.75
214	PC200 Excavator	58.07	207.39
258	D85E Dozer	96.78	345.66
261	Komatsu D155 Dozer	124.12	443.30
308	WA470 Loader	82.09	293.19
309	WA250 Loader	53.48	191.00
404	623 Grader	65.77	234.88
405	623 Grader	65.77	234.88
504	Roller - SD100	49.18	175.65
505	Roller - SD100	49.18	175.65
604	Hino Dump	52.32	186.84
620	MT30	112.26	400.92
621	MT31	91.02	325.07
622	MT32	112.26	400.92
623	Hino Dump	52.32	186.84
624	Hino Dump	52.32	186.84
625	Hino Dump	52.32	186.84
1081	IR Roller	46.55	166.24
1215	Cat 330 Excavator	68.27	243.81
1216	Cat 330 Excavator	68.27	243.81
1621	Cat 16G Grader	77.58	277.06
1622	Cat 16G Grader	77.58	277.06
1689	Cat 988 Loader	125.67	448.84
2006	Cat D400 Truck	88.44	315.85
2007	Cat D400 Truck	88.44	315.85
2008	Cat D400 Truck	88.44	315.85
2009	Cat D400 Truck	88.44	315.85
2013	Cat 773 Truck	108.61	387.88
75R	Cat 330 Rockbreaker	103.53	369.77

Plant No	Description	Rate US$	Rate PGK
SAL PLANT		0.26	1.00

HOURLY RATES
1	Forklift - 32/28T	40.40	155.40
2	Forklift - 10T	13.18	50.70
3	Forklift - 6T	13.18	50.70
4	Forklift - 2.5T	11.22	43.15

5	Prime Mover 6x4	16.12	62.00
6	Prime Mover 6x6	16.90	65.00
7	Trailer - 40Ft/35T	1.56	6.00
8	Low Loader - 110T	3.90	15.00
9	Trailer - SLM for 20FT	5.20	20.00
10	Mobile Crane - 16T	18.20	70.00
11	Mobile Crane - 18T	45.50	175.00
12	Mobile Crane - 30T	41.60	160.00
13	Mobile Crane - 45T	67.60	260.00
14	Mobile Crane - 60T	35.10	135.00
15	Manitowoc 4100W - 250T	104.00	400.00
16	Body Truck - 15T	15.60	60.00
17	Body Truck + Hiab	16.38	63.00
18	Pickup 4x4	8.84	34.00
REHABILITATION RATE

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
1	Rehabilitation Rate
	Assume footings demolished to ground level
	Assume depth of top soil = 200mm
	Qty top soil for 1000m2 = 200m3
	D400 + Loader required for 4 hrs to cart topsoil from stockpile to site
	Assume 1 shift can complete 1000 m2
	Assume crew is 1 LH + 6 labourers per shift
	Assume I x Cat 330 excavator for 1 shift
1.1	Labour Cost	hr	70	60.00	4,200
1.2	Plant Cost - Excavator	hr	70	243.81	17,067
1.3	Plant Cost - D400	hr	4	315.85	1,263
1.4	Plant Cost - Loader to load top soil	hr	4	448.84	1,795	(1000m2)
1.5	Sub-Total				24,326
1.6	Rate per Sq.m	m2	1	24.00

2	Removal Rate for Concrete Plinths
	Assume I x Cat 330 excavator with hydraulic rock breaker
	Assume I x Cat 330 excavator with bucket to load out
	Assume 1 x D400 to cart
	Allow for 2 local labourers as spotters

	Hourly Rate	hr	1	481.00

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.0 — Plant Closure Costs

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG Kina)
COST SUMMARY 2004
1	CRUSHER	ls	1	396,768	396,768
2	CONVEYORS	ls	1	1,084,102	1,084,102
3	GRINDING CIRCUIT	ls	1	708,235	708,235
4	PRESSURE OXIDATION	ls	1	1,932,650	1,932,650
5	THICKENERS	ls	1	1,500,096	1,500,096
6	CIL	ls	1	911,328	911,328
7	GOLD RECOVERY	ls	1	435,678	435,678
8	OXYGEN PLANTS	ls	1	1,778,484	1,778,484
9	POWER STATION	ls	1	1,506,892	1,506,892
10	30MW POWER STATION	ls	1	898,804	898,804
11	LIME PLANT	ls	1	427,692	427,692
12	OIL & WATER TANKS	ls	1	904,342	904,342
13	TAILINGS	ls	1	676,308	676,308
14	MAJOR BUILDINGS	ls	1	1,036,020	1,036,020
15	MINOR BUILDINGS	ls	1	451,127	451,127
16	WORKSHOPS	ls	1	880,582	880,582
17	ELECTRICAL	ls	1	919,111	919,111
18	MISCELLANEOUS ITEMS	ls	1	3,036,156	3,036,156
19	GENERAL AND OVERHEAD COST ITEMS	ls	1	1,474,200	1,474,200

				Subtotal	20,958,574
	Contingency @ 20% (on all costs)	ls	1		4,191,715

	PLANT SUMMARY			Total	25,150,289

					Total Cost (PNG Kina)

NOTE — Items in Table IV.1.* Series are common to Planned Closure and Balance Date Closure

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
General Notes for Table IV.1.* Series
NOTES
Applicable to all worksheets
METHODOLOGY
These notes are applicable to all worksheets and are given here so as not to be repeated.

1	General Demolition

1.1	The scope of work includes all identified equipment and facilities to be removed to be generally demolished down to ground level, including all plinths and up stands. Concrete slabs and services below ground will remain.

1.2	The predominant method of material disposal from demolished buildings, facilities and equipment at the mine site is via direct placement / disposal into the mine pit base.

1.3	Material which poses a risk to health or the environment e.g. tyres, electrical transformers, fuels, chemicals, re-agents and similar hazardous materials including — but not limited to — asbestos, ceramic fibre, chlorofluorocarbons (CFC s), Polychlorobiphenyls (PCB s), radioactive materials or mercury — to be removed from the site and to be disposed of as directed by the Project Manager

1.4	Material agreed by LMC to be of value for re-use by the local indigenous population which can be viably retained will be stockpiled in defined locations for subsequent recovery by local residents.

1.5	External vendors removing selected items of salvageable material which have been sold to outside organisations who are to remove materials from site at their cost shall be treated as an outside contractor and shall complete all site and safety inductions and shall comply with all operating and safety procedures applicable to the site

1.6	Ground slabs may remain. All reinforcing bars and anchor bolts shall be cut or ground flush with top of slab level.

Top of slab shall be deemed to be top of plinth in the case of large plinths, (i.e. where the plinth is actually the predominant upper surface level) with prevailing ground contours adjusted by filling and grading to suit such a surface level. It is assumed selected filing shall be stockpiled during mining operations

All areas shall be left suitable for access by vehicles or personnel without the risk of punctures or trip hazards.

1.7	Where existing ground slabs within former building footprints fall to sumps or trench drains, such sump or trench drain inverts shall be holed or cracked to ensure water cannot collect and then backfilled and compacted with clean fill to prevailing existing surface contours.

1.8	The adjacent surrounding ground shall be locally graded away from slabs — to prevent ponding and to allow runoff to flow into existing stormwater ditches or drains around the demolition site.

1.9	All works shall comply with the Demolition Plan and Demolition Methodology Statement

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.1 Plant Closure Costs — Crusher

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
CRUSHER
Primary Crusher, Conveyor CV001
SCOPE OF WORK
	Items covered -
	Dismantle and remove from site all mechanical equipment incl Crusher, Bins, Apron Feeders, Structural Steel, Conveyors, etc
	Excavate and remove reinf. concrete footings etc
	Make good site and rehabilitate
MATERIAL QUANTITIES
	Configuration Details:
1	Crusher
2	Conveyor CV001 = 78m length	lm	78
	Material Quantities:
1.0	Crusher
1.1	Remove 2 x steel bins, store at wharf lay down area
1.2	Remove Structural Steel
1.3	Remove crusher
1.4	Remove Primary Ore Apron Feeder
1.5	Remove Soft Ore Reclaim feeder
1.6	Electrical covered in Section 16 - Electrical work
2	Conveyor CV001 = 362m length
2.1	Assume conveyor can be cut into 20 Std 3m Modules plus 7 special modules and shipped out as such
2.2	Number of standard 3m modules = 20	ea	20
2.3	Number of Special Modules = 7	ea	7
2.4	Rubber belts - 78m x 2
METHODOLOGY
	Perform the work in sections so that the one crew handles all the conveyor sections.
	Utilise Crane to remove each section as it is dismantled and load straight onto trailer
	Unload sections in laydown yard adjacent to wharf for shipping

PRODUCTIVITY
1	Crusher
	Assume the crusher can be dismantled and stacked in 30 shifts.
	No of shifts required	shift	30
	Assume 1x45 tonne crane (c/w operator and dogman) is available.	hr		260
	Assume 1x60 tonne crane (c/w operator and dogman) is available.	hr		135
	Assume one prime mover + trailer is used to move material to lay down yard	hr		68
	Assume one prime mover and low loader is used to move material to lay down yard	hr		80
	Add 20% for weather impact - total construction period	shift	36
2	Conveyor CV001
	Assume 6 x 3m std modules can be dismantled and stacked in a 12-hour shift.
	No of Std 3m modules	ea	20
	No of special modules	ea	7
	No of shifts required	shift	5
	Assume one 30-tonne crane (c/w operator and dogman) is available.	hr		160
	Assume one prime mover + trailer is used to move material to lay down yard	hr		68
	Add 20% for weather impacts on work operations.
	Add 20% for weather impact - total construction period	shift	6

CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1	Crusher
	Assume a crew of 8 tradesmen 8 Labourers
1.1	Labour (8 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	432	344.00	148,608
1.2	60 Tonne Crane c/w operator & dogman (half-time)	hr	180	135.00	24,300
1.3	45 Tonne Crane c/w operator & dogman	hr	360	260.00	93,600
1.4	Prime Mover + Trailer to remove sections to lay down yard	hr	360	68.00	24,480
1.5	Prime Mover + Low Loader to remove heavy sections to lay down yard (half- time)	hr	180	80.00	14,400
1.6	Remove Footings above GL	hr	24	481.00	11,544

				Subtotal	316,932

2	Conveyor CV001
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
2.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	72	172.00	12,384
2.2	30 Tonne Crane c/w operator & dogman	hr	60	160.00	9,600
2.3	Prime Mover + Trailer to remove sections to lay down yard	hr	60	68.00	4,080
2.4	Remove Footings above GL	hr	12	481.00	5,772

				Subtotal	31,836

6	Rehabilitation
	Assume footings demolished to ground level and work consists of placing topsoil and grading only
	Rehab rate is taken from P&L Rates
6.1	Area of site	m2	2,000	24.00	48,000

				Subtotal	48,000

				Total	396,768

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.2 Plant Closure Costs — Conveyors

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
CONVEYORS
Primary Crushed Ore Conveyor, Stacker & Mill Feed Conveyors, Stacker , Reclaim Feeders & Escape Tunnels
SCOPE OF WORK
Items covered - 1,2,3,4,5,43,56,57,64.
Dismantle and remove from site all mechanical equipment incl conveyors, transfer stations & stacker
Excavate and remove reinf. concrete footings etc
Excavate and remove U/G reclaim feeders and escape tunnels
Make good site and rehabilitate
MATERIAL QUANTITIES
Configuration Details:
1	Conveyor CV002 - Primary Crushed Ore Conveyor = 880m length	lm	880
2	Conveyor CV003 - Stacker Feed Conveyor = 362m length	lm	362
3	Transfer Stn 1 - western end
4	Trolley Take up Tower-western end
5	CV2/CV3 Transfer Station-item 56 - Dwg 131 - M - 015
6	CV3/Stacker Transfer Station-item 57- Dwg 131 - M - 016
7	Radial Stacker item 3 - 68m radius	lm	68
8	Coarse Ore Stockpile-item 4
9	Mill Feed conveyor-item 5	lm	152
10	Reclaim Feeders-item 43 - Dwg 132 - M - 002
11	Escape Tunnels - 2 x 28m length

Material Quantities:
1.0	Conveyor-CV002 = 880m length
1.1	Assume conveyor can be cut into 128 Std Modules plus trusses and special modules and shipped out as such
1.2	Number of standard 6m modules = 128	ea	128
1.3	Number of Special Modules item 2 = 5	ea	5
1.4	Number of Trusses = 2 x 21m + 1 x 38m (assume 2 x 19m)	ea	4
1.5	Rubber belts - 880m x 2

2	Conveyor CV003 - Stacker Feed Conveyor = 362m length
2.1	Assume conveyor can be cut into 37 Std Modules plus trusses and special modules and shipped out as such
2.2	Number of standard 6m modules = 37	ea	37
2.3	Number of Special Modules = 2	ea	2
2.4	Number of Trusses = 5 approx 20m each	ea	5
2.5	Trolley Take up tower
2.6	Rubber belts - 362m x 2

3.0	Transfer Station Western End
3.1	Dismantle in sections
3.2	No of bolt together sections = 6
3.3	Drive Unit
3.4	Trolley Take up Unit
3.5	Support Framing

4.0	Trolley Take Up Tower-Western End
4.1	Dismantle in sections
4.2	No of bolt together sections = 6
4.3	Drive Unit
4.4	Trolley Take up Unit
4.5	Support Framing

5.0	CV2/CV3 Transfer Station-item 56
5.1	Remove chute and bin
5.2	Remove apron feeder
5.3	Remove head end pulley and motor unit
5.4	Dismantle Frame
5.5	Demolish footings

6.0	CV3/Stacker Transfer Station-Dwg 131 - M - 016
6.1	Remove chute and bin
6.2	Remove apron feeder
6.3	Remove head end pulley and motor unit
6.4	Dismantle Frame
6.5	Demolish footings

7	Radial Stacker CV004 = 68m
7.1	Remove chute and bin
7.2	Remove apron feeder
7.3	Remove head end pulley and motor unit
7.4	Dismantle Frame
7.5	Demolish footings

8	Coarse Ore Stockpile -
8.1	Use any remaining LG Ore as fill on site-no cost
8.2	Remove remaining ore and clean up for re-hab

9	Mill Feed Conveyor CV005 = 152m
8.1	Dismantle in standard sections = 29 x 3m units	ea	29
8.2	Special sections = 6	ea	6
8.3	Trusses = 3	ea	3
8.4	Reclaim Feeders-dismantle and remove through tunnels-ship out as 2 x single items
8.5	Trolley Take up unit
8.6	Apron Feeder = 1

10	Reclaim Feeders
10.1	Remove steel plates, chutes, hoppers & bins
10.2	Remove apron feeder-lifts out through top
10.3	Dismantle Frame
10.4	Demolish footings
11	Escape Tunnels = 2 x 28m
11.1	Excavate, Remove, Backfill and re-habilitate

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.2 Plant Closure Costs — Conveyors

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
METHODOLOGY
	Perform the work in sections so that the one crew handles all the conveyor sections.
	Utilise Crane to remove each section as it is dismantled and load staright onto trailer
	Unload sections in laydown yard adjacent to wharf for shipping

PRODUCTIVITY
1	Conveyors CV2 - length = 880lm	lm	880
	Assume 6 x 6m std modules can be dismantled and stacked in a 12-hour shift.
	Time to handle 128x6m Std Modules	shift	22
	Time to handle 5 Special Modules	shift	2
	Time to handle 4 x truss lengths approx 20m long	shift	2
	No of shifts required	shift	26
	Assume one 30-tonne crane (c/w operator and dogman) is available.	hr		160
	Assume one prime mover + trailer is used to move material to lay down yard	hr		68
	Add 20% for weather impact - total demolition period	shift	31

2	Conveyors CV3 - length = 362lm	lm	362
	Assume 6 x 6m std modules can be dismantled and stacked in a 12-hour shift.
	Time to handle 37x6m Std Modules	shift	6
	Time to handle 2 Special Modules	shift	1
	Time to handle 4 x truss lengths approx 20m long	shift	2
	No of shifts required	shift	9
	Assume one 30-tonne crane (c/w operator and dogman) is available.	hr		160
	Assume one prime mover + trailer is used to move material to lay down yard	hr		68
	Add 20% for weather impact - total demolition period	shift	11

3	Transfer Stn Western End
	Assume it can be dismantled in 5 shifts
	Assume one 45-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations.
	Total demolition period.	shift	6

4	Trolley Take Up Tower
	Assume it can be dismantled in 5 shifts
	Assume one 60-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations.
	Total demolition period.	shift	6

5	CV2/3 Transfer Station
	Assume it can be dismantled in 4 shifts
	Assume one 60-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations.
	Total demolition period.	shift	5

6	CV3/Stacker Transfer Station
	Assume it can be dismantled in 4 shifts
	Assume one 60-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations.
	Total demolition period.	shift	5

7	Radial Stacker
	Assume it can be dismantled in 4 shifts
	Assume one 45-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations.
	Total demolition period.	shift	5

8	Coarse Ore Stockpile
	Assume it can be removed in 2 shifts
	Allow Cat 330 Excavator plus 2 x D400 Dump Trucks
	Total demolition period.	shift	2

9	Reclaim Feeders
	Assume each can be dismantled in 4 shifts
	At this rate, the 2 items can be completed in 8 shifts
	Add 20% for weather impacts on work operations.
	Total demolition period.	shift	10

10	Mill Feed Conveyor	lm	880
	Assume 6 x 6m std modules can be dismantled and stacked in a 12-hour shift.
	Time to handle 29x3m Std Modules	shift	5
	Time to handle 6 Special Modules	shift	2
	Time to handle 3 x truss lengths approx 20m long	shift	2
	No of shifts required	shift	9
	Assume one 30-tonne crane (c/w operator and dogman) is available.	hr		175
	Assume one prime mover + trailer is used to move material to lay down yard	hr		68
	Add 20% for weather impact - total demolition period	shift	11

11	Escape Tunnels
	Assume tunnels have to be excavated and removed
	Assume each can be done in 6 shifts
	Assume one Cat 330 Excavator (c/w operator) is available.	hr		243.81
	Add 20% for weather impacts on work operations.
	Total demolition period.	shift	8

CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1	Conveyor CV002
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
1.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	374	172.00	64,397

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.2 Plant Closure Costs — Conveyors

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
1.2	30 Tonne Crane c/w operator & dogman	hr	312	160.00	49,920
1.3	Prime Mover + Trailer to remove sections to lay down yard	hr	312	68.00	21,216
1.4	Remove Fencing ( Labour only)	lm	1,200	10.00	12,000
1.5	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	176,393

2	Conveyor CV003
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
2.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	130	172.00	22,291
2.2	30 Tonne Crane c/w operator & dogman	hr	108	160.00	17,280
2.3	Prime Mover + Trailer to remove sections to lay down yard	hr	108	68.00	7,344
2.4	Remove Fencing ( Labour only)	lm	300	10.00	3,000
2.5	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	78,775

3	Transfer Station Western End
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
3.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	72	172.00	12,384
3.2	30 Tonne Crane c/w operator & dogman	hr	60	160.00	9,600
3.3	Prime Mover + Trailer to remove sections to lay down yard	hr	60	68.00	4,080
3.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	54,924

4	Trolley Take up Unit — Western End
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
4.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	72	172.00	12,384
4.2	30 Tonne Crane c/w operator & dogman	hr	60	160.00	9,600
4.3	Prime Mover + Trailer to remove sections to lay down yard	hr	60	68.00	4,080
4.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	54,924

5	CV2/3 Transfer Station
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
5.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	60	172.00	10,320
5.2	30 Tonne Crane c/w operator & dogman	hr	50	160.00	8,000
5.3	Prime Mover + Trailer to remove sections to lay down yard	hr	50	68.00	3,400
5.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	50,580

6	CV3/Stacker Transfer Station
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
6.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	60	172.00	10,320
6.2	30 Tonne Crane c/w operator & dogman	hr	50	160.00	8,000
6.3	Prime Mover + Trailer to remove sections to lay down yard	hr	50	68.00	3,400
6.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	50,580

7	Radial Stacker
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
7.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	60	172.00	10,320
7.2	20 Tonne Crane c/w operator & dogman	hr	50	160.00	8,000
7.3	Truck + Trailer to remove sections to lay down yard	hr	50	68.00	3,400
7.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	50,580

8	Coarse Ore Stockpile
	Assume a crew of 4 Labourers and 1 Excavator
3.1	Labour	hr	24	32.00	768
3.2	Cat 330 Excavator	hr	24	243.81	5,852
3.3	Dump Trucks D400 (x 2)	hr	20	631.70	12,634
3.4	Remove Footings (Excavator + Labour)	hr	10	481.00	4,810

				Subtotal	24,063

9	Reclaim Feeders
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
9.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	120	172.00	20,640
9.2	30 Tonne Crane c/w operator & dogman	hr	100	160.00	16,000
9.3	Prime Mover + Trailer to remove sections to lay down yard	hr	100	68.00	6,800
9.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	72,300

10	Mill Feed Conveyor
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
10.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	130	172.00	22,291
10.2	30 Tonne Crane c/w operator & dogman	hr	108	160.00	17,280
10.3	Prime Mover + Trailer to remove sections to lay down yard	hr	108	68.00	7,344
10.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	75,775

11	Escape Tunnels
	Assume a crew of 1 L/H and 6 Labourers and 1 excavator
11.1	Labour (1 L/H at 12 Kina/hr, 6 unskilled at 8 K/hr)	hr	96	60.00	5,760
11.2	Cat 330 Excavator	hr	96	243.81	23,406
11.3	D400 to haul rubble	hr	48	315.85	15,161

				Subtotal	44,327

12	Rehabilitation
	Assume footings demolished to ground level in each item above
	Rehab rate is taken from P&L Rates
12.1	Area of site = 1462*10	m2	14,620	24.00	350,880

				Subtotal	350,880

				Total (Kina)	1,084,102

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.3 Plant Closure Costs — Grinding Circuit

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
GRINDING CIRCUIT
Sag Mill & Classification, Ball Mill Storage, Pebble Crusher, Knelson Concentrators
SCOPE OF WORK
	Items covered - 6,39,90,92
	Dismantle and remove from site all mechanical equipment incl Sag Mill, Ball Storage, Pebble Plant, Knelson Cells
	Excavate and remove reinf. concrete foundations and footings where practical
	Make good ground and rehabilitate

MATERIAL QUANTITIES
	Configuration Details:
1	Sag Mill and associated infrastructure
2	Ball Mill Storage
3	Soft Ore Reclaim Apron Feeder Dwg 132 - M - 004
4	Ball Storage Dwg 132 - M - 025
5	Pebble Crushing Plant
6	Knelson Concentrators

	Material Quantities:
1	Sag Mill
2	Ball Mill
3	Soft Ore Reclaim Apron Feeder
4	Ball Stoage

5	Pebble Crusher
	Crusher Station
	Conveyors 7,8,9.
	Take Up Towers x 3
	Conveyor Trestle Supports x 3

6	Knelson Cells
	Scalping Screens, Feed Chutes, Overflows, Underpans etc
	Splitter box
	Knelson Cells
	Reactor
	Launder

METHODOLOGY
	Perform the work in sections.
	Utilise Crane to remove each section as it is dismantled and load straight onto trailer
	Unload sections in laydown yard adjacent to wharf for shipping

PRODUCTIVITY
	Sag Mill & Ball Mill
	Assume work can be completed in 30 shifts	shift	30
	Assume 250T crane I available to lift ball mills as required	hr	400
	Assume one 45-tonne crane (c/w operator and dogman) is available.	hr	260
	Assume one 60-tonne crane (c/w operator and dogman) is available.	hr	135
	Assume one prime mover + low loader is available to move heavy items	hr	80
	Assume one prime mover + trailer is available to move other items	hr	68
	Add 20% for weather impacts on work operations.
	Demolition Period =	shift	36

	Soft Ore Reclaim Apron Feeder
	Assume it can be dismantled in 10 shifts
	Assume one 45-tonne crane (c/w operator and dogman) is available.
	Allow to Remove all Hoppers, Bins & Chutes
	Allow to Remove Apron Feeder
	Allow to Remove framework & Stairs
	Add 20% for weather impacts on work operations.
	Demolition Period =	shift	12

	Ball Storage 18m x 16m
	Assume concrete bins can be dismantled in 4 shifts
	Assume one 30-tonne excavator + rock hammer is available.	shift	2
	Assume one 30T excavator and 2 x D400’s required to move rubble	shift	2

	Pebble Crusher

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.3 Plant Closure Costs — Grinding Circuit

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
	Assume crusher + conveyors can be dismantled in 10 shifts	shift	10
	Assume one 45-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations.
	Demolition Period =	shift	12

	Knelson Cells
	Assume it can be dismantled in 10 shifts	shift	10
	Assume one 45-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations.
	Demolition Period =	shift	12

	Rehabilitation
	Assume an area of 3000m2	m2	3,000
	Apply the standard rate per sq metre for the work

CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1	Sag Mill
	Assume a crew of 8 tradesmen 12 Labourers
1.1	Labour (8 tradesmen at 35 Kina/hr, 12 unskilled at 8 K/hr)	hr	432	376.00	162,432
1.2	60 Tonne Crane c/w operator & dogman	hr	360	135.00	48,600
1.3	250 Tonne Crane c/w operator & dogman (part-time)	hr	72	400.00	28,800
1.4	Prime Mover + Low Loader	hr	72	80.00	5,760
1.3	Prime Mover + Trailer	hr	360	68.00	24,480
1.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	298,932

2	Soft Ore Reclaim Apron Feeder
	Assume a crew of 4 tradesmen 8 Labourers
1.1	Labour (4 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	144	204.00	29,376
1.2	60 Tonne Crane c/w operator & dogman	hr	120	135.00	16,200
1.3	Prime Mover + Trailer	hr	120	68.00	8,160
1.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	82,596

2	Ball Storage
	Assume a crew of 1 LH + 4 Labourers
2	Labour (1 LH at K10/hr, 4 unskilled at K 8/hr)	hr	48	44.00	2,112
2	Cat 330 + Rock Hammer	hr	24	369.77	8,874
2	Cat 330	hr	24	243.81	5,852
2	D400’s x 2	hr	48	315.85	15,161
3	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	60,859

3	Pebble Crusher
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
3	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	144	172.00	24,768
3	45 Tonne Crane c/w operator & dogman	hr	120	260.00	31,200
3	Prime Mover + Trailer	hr	120	68.00	8,160
3	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	92,988

4	Knelson Concentrators ( Not installed yet)
	Assume a crew of 1 L/H and 6 Labourers and 1 excavator
4	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	144	172.00	24,768
4	45 Tonne Crane c/w operator & dogman	hr	144	260.00	37,440
4	Prime Mover + Trailer	hr	144	68.00	9,792
4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	100,860

5	Rehabilitation
	Assume footings demolished to ground level
	Rehab rate is taken from P&L Rates
5	Area of site	m2	3,000	24.00	72,000

				Subtotal	72,000

				Total (Kina)	708,235

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.4 Plant Closure Costs — Pressure Oxidation

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
PRESSURE OXIDATION
Autoclaves & Infrastructure incl Building, Pre Oxidation, Heat Transfer, Plant Control Room and Maintenance Storage Shed

SCOPE OF WORK
Items covered - 8,9,34,83,84
Dismantle and remove from site all mechanical equipment incl Autoclaves, Tanks, Heat Recovery plant and Buildings
Excavate and remove reinf. concrete foundations and footings where practical
Make good ground and rehabilitate

MATERIAL QUANTITIES
Configuration Details:
1	Autoclaves and associated infrastructure
2	Pre Oxidation Plant
3	Heat Recovery Plant
4	Maintenance Stoarge Shed and Autoclave Building

Material Quantities:
1	Autoclaves
1.1	3 x Autoclaves & associated pipework

2	Pre Oxidation
2.1	4 x Tanks & associated pipework

3	Heat Recovery
3.1	3 x Flash vessels
3.2	3 x Quench Vessels
3.3	3 x Heater Vessels
3.4	Substantial Pipework
3.5	Substantial Ductwork & Pipework

4	Buildings

METHODOLOGY
Perform the work in sections.
Utilise Crane to remove each section as it is dismantled and load staright onto trailer
Unload sections in laydown yard adjacent to wharf for shipping

PRODUCTIVITY
Autoclaves
Assume each can be dismantled in 10 shifts
Assume one 60-tonne crane (c/w operator and dogman) is available.
Assume one 250-tonne crane (c/w operator and dogman) and low loader is available.
Add 20% for weather impacts on work operations
	Demolition Period =	shift	60

Pre Oxidation
Assume it can be dismantled in 30 shifts
Assume one 60-tonne crane (c/w operator and dogman) is available.
Assume one 250-tonne crane (c/w operator and dogman) and low loader is available.
Add 20% for weather impacts on work operations
	Demolition Period =	shift	36

Heat Recovery
Assume the whole plant can be dismantled in 40 shifts
Assume one 60-tonne crane (c/w operator and dogman) is available.
Assume one 250-tonne crane (c/w operator and dogman) and low loader is available.
Add 20% for weather impacts on work operations
	Demolition Period =	shift	45

Plant Control Room
Assume each can be dismantled in 30 shifts
Assume one 60-tonne crane (c/w operator and dogman) is available.
Assume one 250-tonne crane (c/w operator and dogman) and low loader is available.

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.4 Plant Closure Costs — Pressure Oxidation

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
	Add 20% for weather impacts on work operations
	Demolition Period =	shift	36

	Buildings
	Assume the building can be dismantled in 20 shifts
	Assume one 45-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations
	Demolition Period =	shift	24

	Rehabilitation
	Assume an area of 5000m2 for the Autoclave building	m2	5,000
	Assume an area of 2000m2 for other sections	m3	2,000
	Apply the standard rate per sq metre for the work

CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1	Autoclaves
	Assume a crew of 12 tradesmen 12 Labourers and 2 cranes
1.1	Labour	hr	720	516.00	371,520
1.2	60 Tonne Crane c/w operator & dogman	hr	600	135.00	81,000
1.3	250 Tonne Crane c/w operator & dogman (part-time)	hr	216	400.00	86,400
1.4	Prime Mover + Low Loader (part-time)	hr	216	80.00	17,280
1.5	Prime Mover + Trailer	hr	600	68.00	40,800
1.6	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	625,860

2	Pre-Oxidation
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
2.1	Labour (6 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	432	274.00	118,368
2.2	45 Tonne Crane c/w operator & dogman	hr	360	260.00	93,600
2.3	Prime Mover + Trailer	hr	360	68.00	24,480
2.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	265,308

3	Heat Recovery
	Assume a crew of 8 tradesmen 8 Labourers
3.1	Labour (8 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	540	344.00	185,760
3.2	60 Tonne Crane c/w operator & dogman	hr	450	135.00	60,750
3.3	Prime Mover + Trailer	hr	450	68.00	30,600
3.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	305,970

4	Plant Control Room
	Assume a crew of 8 tradesmen 8 Labourers
4.1	Labour (8 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	432	344.00	148,608
4.2	45 Tonne Crane c/w operator & dogman	hr	432	344.00	148,608
4.3	Prime Mover + Trailer	hr	432	68.00	29,376
4.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	355,452

5	Buildings
	Apply Unit Rates
5	Autoclave building	m2	1,000	129.00	129,000
5	Maintenance Storage Shed	hr	200	271.00	54,200
5	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	212,060

6	Rehabilitation
	Apply Unit Rates
6	Autoclave Area	m2	5,000	24.00	120,000
6	Other Areas	m2	2,000	24.00	48,000

				Subtotal	168,000

				Total (Kina)	1,932,650

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.5 Plant Closure Costs — Thickeners

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
THICKENERS
	Grinding thickener 1 & 2, CCD 1 & 2, Pilot Flotation Plant

SCOPE OF WORK
	Items covered - 7,10,11,75,93
	Dismantle and remove from site all mechanical equipment incl Thickener Tanks, Flotation Plant and Asociated pipework
	Excavate and remove reinf. concrete foundations and footings where practical
	Make good ground and rehabilitate

MATERIAL QUANTITIES
	Configuration Details:
	Grinding Thickener 1 - approx 18m Dia
	Grinding Thickener 2
	CCD Thickener 1
	CCD Thickener 2

	Pilot Flotation Plant
	LPA Blower
	Flotation Conditioning Tanks 1&2
	Reagent Head Tanks & Agitators
	Flotation Tank Cells 1&2
	Flotation Tank Cells 3&4
	Flotation Tank Cell 5 and Rougher Tailings Hopper
	PAX Mixing Tank
	PAX Stoarge Tank

	Material Quantities:
	LPA Blower x 1
	Conditioning Tanks x 2
	Clarkson Feeders x 7
	Head Tanks x 3
	Flotation Cells x 5
	Flotation Agitators x 5
	Rougher Tailings Hopper x 1
	Rougher Concentrate Pump x 1
	Rougher Tailings Pump x 2
	PAX Storage Tank x 1
	Feed Pumps x 3
	PAX Mixing Tank x 2
	PAX Transfer Pump, Mixing Agitator, Exhaust, Drum Enclosure

METHODOLOGY
	Thickeners
	Calculate rate per tank
	Apply rate to other tanks
	Unload sections in laydown yard adjacent to wharf for shipping

	Pilot Plant
	Estimate time to dismantle plant
	Asume tanks can be removed in one piece

PRODUCTIVITY
	Grinding Thickener 1
	Assume work can be completed in 20 shifts
	Assume one 60-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations.
	Total demolition for one tank	shift	24

	Pilot Flotation Plant
	Assume the plant can be dismantled in 25 shifts

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.5 Plant Closure Costs — Thickeners

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
	Assume one 45-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations.
	Total demolition time	shift	30

	Rehabilitation
	Calculate Area of site
	Apply the standard rate per sq metre for the work

CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1.0	Grinding Thickener 1

1.1	Assume a crew of 12 tradesmen 12 Labourers and 2 cranes
1.2	Labour (12 tradesmen at 35 Kina/hr, 12 unskilled at 8 K/hr)	hr	288	516.00	148,608
1.3	60 Tonne Crane c/w operator & dogman	hr	240	135.00	32,400
1.4	45 Tonne Crane c/w operator & dogman (half-time)	hr	120	260.00	31,200
1.5	Prime Mover + Low Loader (half-time)	hr	120	80.00	9,600
1.6	Prime Mover + Trailer (half time)	hr	120	68.00	8,160
1.7	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	258,828

2.0	Grinding Thickener 2

	As Above			Subtotal	258,828

2.0	CCD Thickener 1

	As Above			Subtotal	258,828

2.0	CCD Thickener 2

	As Above			Subtotal	258,828

3.0	Pilot Flotation Plant
	Assume a crew of 4 tradesmen 4 Labourers
3.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	360	172.00	61,920
3.2	45 Tonne Crane c/w operator & dogman	hr	300	260.00	78,000
3.3	Prime Mover + Trailer	hr	300	68.00	20,400
3.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	189,180

4.0	Buildings
	Apply Unit Rates
4.1	Autoclave building	hr	120	168.00	20,160
4.2	Maintenance Storage Shed	hr	100	150.00	15,000
4.3	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	64,020

5.0	Rehabilitation
	Apply Unit Rates
5.1	Tank Areas	m2	8,000	24.00	192,000
5.2	Pilot Flotation Plant - (32 x 17)+50%	m2	816	24.00	19,584

				Subtotal	211,584

				Total (Kina)	1,500,096

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.6 Plant Closure Costs — CIL

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
	CIL
	CIL Tanks & Assoc. Pipework, Carbon Stripping, Carbon Regen., Milk of Lime Tank

	SCOPE OF WORK
	Items covered - 12,13, 14, 40
	Dismantle & remove from site all mechanical equipment incl CIL Tanks, Carbon Stripping & Regeneration Plant, Milk of Lime Tank etc

	Excavate and remove reinf. concrete foundations and footings where practical
	Make good ground and rehabilitate

	MATERIAL QUANTITIES
	Configuration Details:
	CIL Tanks Dwg 135 - M - 001
	Carbon Stripping Plant
	Carbon Regeneration Plant
	Milk of Lime Tank

	Material Quantities:
	CIL Tanks x 8 plus overhead pumps, Agitators, Crane Jib etc
	Carbon Stripping Plant
	Carbon Regeneration Plant
	Milk of Lime Tank plus agitators & Pumps

	METHODOLOGY
	Perform the work in sections.
	Utilise Crane to remove each section as it is dismantled and load straight onto trailer
	Unload sections in laydown yard adjacent to wharf for shipping

	PRODUCTIVITY
	CIL Tanks
	Assume work can be completed in 60 shifts
	Assume one 60-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations.
	Demolition Time	shift	72

	Carbon Stripping Plant
	Assume it can be dismantled in 20 shifts
	Assume one 45-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations.
	Demolition Time	shift	24

	Carbon Regeneration Plant
	Assume each can be dismantled in 10 shifts
	Assume one 60-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations.
	Demolition Time	shift	12

	Milk of Lime Tank
	Assume each can be dismantled in 10 shifts

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.6 Plant Closure Costs — CIL

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
	Assume one 60-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations.
	Demolition Time	shift	12

	Rehabilitation
	Assume an area on 2500m2
	Apply the standard rate per sq metre for the work

CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1.0	CIL Tanks
	Assume a crew of 8 tradesmen 8 Labourers and 1 crane
1.1	Labour (8 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	864	344.00	297,216
1.2	60 Tonne Crane c/w operator & dogman	hr	720	135.00	97,200
1.3	Prime Mover + Trailer to remove sections to lay down yard	hr	720	68.00	48,960
1.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	472,236
2.0	Carbon Stripping Plant
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
2.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	288	172.00	49,536
2.2	45 Tonne Crane c/w operator & dogman	hr	240	260.00	62,400
2.3	Prime Mover + Trailer to remove sections to lay down yard	hr	240	68.00	16,320
2.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	157,116
3.0	Carbon Regeneration Plant
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
3.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	144	172.00	24,768
3.2	45 Tonne Crane c/w operator & dogman	hr	120	260.00	31,200
3.3	Prime Mover + Trailer to remove sections to lay down yard	hr	120	68.00	8,160

3.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860
				Subtotal	92,988
4.0	Milk of Lime Tank
	Assume a crew of 1 L/H and 6 Labourers and 1 excavator
4.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	144	172.00	24,768
4.2	45 Tonne Crane c/w operator & dogman	hr	120	260.00	31,200
4.3	Prime Mover + Trailer to remove sections to lay down yard	hr	120	68.00	8,160
4.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	92,988
5	Rehabilitation
	Assume footings demolished to ground level
	Rehab rate is taken from P&L Rates
5.1	Area of site = 200*20	m2	4,000	24.00	96,000

				Subtotal	96,000

				Total (Kina)	911,328

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.7 Plant Closure Costs — Gold Recovery Plant

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
	GOLD RECOVERY
	Gold Recovery Plant incl Building, Tanks, Cyanide Detox & Storage Tanks and Reagent Preparation Plant

	SCOPE OF WORK
	Items covered - 15,16,18,19
	Dismantle & remove from site all mechanical equipment incl CIL Tanks, Carbon stripping & Regen. Plant, Milk of Lime Tank etc
	Excavate and remove reinf. concrete foundations and footings where practical
	Make good ground and rehabilitate

	MATERIAL QUANTITIES
	Configuration Details:
	Gold Recovery Plant & Tanks
	Cyanide Detox Tank
	Cyanide Dstiorage Tank
	Reagent Preparation Plant

	Material Quantities:
	Gold Recovery Plant & Tanks
	Cyanide Detox Tank
	Cyanide Storage Tank
	Reagent Preparation Plant

	METHODOLOGY
	Perform the work in sections.
	Utilise Crane to remove each section as it is dismantled and load staright onto trailer
	Unload sections in laydown yard adjacent to wharf for shipping

	PRODUCTIVITY
	Gold Recovery Plant & Tanks
	Assume work can be completed in 15 shifts
	Assume one 60-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations.
	Total Demolition Time	shift	18

	Cyanide Detox Tank
	Assume it can be dismantled in 7 shifts
	Assume one 60-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations.
	Total Demolition Time	shift	9

	Cyanide Storage Tank
	Assume each can be dismantled in 10 shifts
	Assume one 60-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations.
	Total Demolition Time	shift	12

	Reagent Preparation Plant
	Assume each can be dismantled in 10 shifts
	Assume one 45-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations.
	Total Demolition Time	shift	12

	Rehabilitation
	Assume an area of 5000m2
	Apply the standard rate per sq metre for the work

	CREW OPERATIONS

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.7 Plant Closure Costs — Gold Recovery Plant

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1.0	Gold Recovery Plant & Tanks
	Assume a crew of 8 tradesmen 8 Labourers and 1 crane
1.1	Labour (8 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	216	344.00	74,304
1.2	60 Tonne Crane c/w operator & dogman	hr	180	135.00	24,300
1.3	Prime Mover + Trailer to remove sections to lay down yard	hr	144	68.00	9,792
1.4	Remove Footings (Excavator + Labour)	hr	48	481.00	23,088

				Subtotal	131,484
2.0	Cyanide Detox Tank
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
2.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	108	172.00	18,576
2.2	60 Tonne Crane c/w operator & dogman	hr	90	135.00	12,150
2.3	Prime Mover + Trailer to remove sections to lay down yard	hr	72	68.00	4,896
2.4	Remove Footings (Excavator + Labour)	hr	36	481.00	17,316

				Subtotal	52,938
3.0	Cyanide Storage Tank
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
3.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	144	172.00	24,768
3.2	60 Tonne Crane c/w operator & dogman	hr	120	135.00	16,200
3.3	Prime Mover + Trailer to remove sections to lay down yard	hr	96	68.00	6,528
3.4	Remove Footings (Excavator + Labour)	hr	36	481.00	17,316

				Subtotal	64,812
4.0	Reagent Preparation Plant
	Assume a crew of 1 L/H and 6 Labourers and 1 excavator
4.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	144	172.00	24,768
4.2	20 Tonne Crane c/w operator & dogman	hr	120	135.00	16,200
4.3	Prime Mover + Trailer to remove sections to lay down yard	hr	120	68.00	8,160
4.4	Remove Footings (Excavator + Labour)	hr	36	481.00	17,316

				Subtotal	66,444
5	Rehabilitation
	Assume footings demolished to ground level
	Rehab rate is taken from P&L Rates
5.1	Area of site	m2	5,000	24.00	120,000

				Subtotal	120,000

				Total (Kina)	435,678

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.8 Plant Closure Costs — Oxygen Plant

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
OXYGEN PLANTS

Linde and Praxair Plants, Filtered Water Plant & Plant Air (Stand By)

SCOPE OF WORK
Items covered - 22,67
Dismantle and remove from site to wharf all mechanical plant, pipework, fittings and buildings
Excavate and remove reinf. concrete to ground level
Excavate and remove U/G services as required
Make good site and rehabilitate

MATERIAL QUANTITIES
Configuration Details:
1	Linde Plant	m2	3,500
2	Praxair Plant	m2	2,500
3	Filtered Water Plant Dwg 181 - M - 001
4	Plant Air (Stand By) Dwg 181 - M - 001

Material Quantities:
1.0	Linde Plant
1.1	Gold Recovery Plant & Tanks
1.2	Cyanide Detox Tank
1.3	Cyanide Dstiorage Tank
1.4	Reagent Preparation Plant

2.0	Praxair Plant
2	Gold Recovery Plant & Tanks
2.1	Cyanide Detox Tank
2.2	Cyanide Storage Tank
2.3	Reagent Preparation Plant

3.0	Filtered Water Plant
3.1	Filtered Water package Plant
3.2	Pumps
3.3	Filtered Water Tnk

4.0	Plant Air (Stand By)
4.1	Compressors
4.2	Tanks

METHODOLOGY
Perform the work in sections so that the one crew handles most of the work
Utilise Crane to remove each section as it is dismantled and load staright onto trailer
Unload sections in laydown yard adjacent to wharf for shipping
Estimate cost of buildings on square metre basis

PRODUCTIVITY
1.0	Linde Plant
1.1	Assume plant can be dismantled into modules and shipped out as such
1.2	Assume time for dismantling is 90 shifts
1.3	Assume one 60-tonne crane (c/w operator and dogman) is available.
1.4	Add 20% for weather impacts on work operations.
1.5	Total Demolition Time	shift	108
2	Praxair Plant
2.1	Assume plant can be dismantled into modules and shipped out as such
2.2	Assume time for dismantling is 45 shifts
2.3	Assume one 60-tonne crane (c/w operator and dogman) is available.
2.4	Add 20% for weather impacts on work operations.

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.8 Plant Closure Costs — Oxygen Plant

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
2.5	Total Demolition Time	shift	54

CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1	Linde Plant
	Assume a crew of 12 tradesmen 12 Labourers and 1 crane
1.1	Labour (12 tradesmen at 35 Kina/hr, 12 unskilled at 8 K/hr)	hr	1,296	516.00	668,736
1.2	60 Tonne Crane c/w operator & dogman	hr	1,080	135.00	145,800
1.3	250 Tonne Crane c/w operator & dogman (half-time)	hr	540	400.00	216,000
1.4	Prime Mover + Trailer to remove sections to lay down yard	hr	1,080	68.00	73,440
1.5	Prime Mover + Low Loader to remove sections to lay down yard (part-time)	hr	360	80.00	28,800
1.6	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	1,161,636

2	Praxair Plant
	Assume a crew of 12 tradesmen 12 Labourers and 1 crane
2.1	Labour (12 tradesmen at 35 Kina/hr, 12 unskilled at 8 K/hr)	hr	648	516.00	334,368
2.2	60 Tonne Crane c/w operator & dogman	hr	540	135.00	72,900
2.3	Prime Mover + Trailer to remove sections to lay down yard	hr	540	68.00	36,720
2.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	472,848

5	Rehabilitation
	Assume footings demolished to ground level
	Rehab rate is taken from P&L Rates
5.1	Area of Linde site	m2	3,500	24.00	84,000
5.2	Area of Praxair site	m2	2,500	24.00	60,000

				Subtotal	144,000

				Total (Kina)	1,778,484

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.9 Plant Closure Costs — Power Station

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
POWER STATION
Power Generation Plant, Tank Farm, Fuel Prep Plant, Incinerator, Wartsila Workshop

SCOPE OF WORK
Items covered - 23,46,47,48,71
Dismantle and remove from site all mechanical equipment incl buildings
Excavate and remove reinf. concrete to ground level
Excavate and remove U/G services as required
Make good site and rehabilitate

MATERIAL QUANTITIES
Configuration Details:
1	Power Stn Dwg Wartsila 1V76L3525
2	Tank farm
3	Fuel Prep
4	Incinertaor
5	Wartsila Workshop

Material Quantities:
1.0	Power Station 80m x 35m
1.1	Assume the mechanical generators can be dismantled into modules and shipped out as such
1.2	Assume time to dismantle is 90 shifts
1.3	Dismantle each motor generator for removal
1.4	The primary control room will have to remain until last

2	Power Stn Tank Farm
2.1	Assume each tank can be cut into sections and shipped out as such
2.2	Number of tanks = 4

3	Fuel Prep
3.1	Assume all parts can be dismantled into workable sections and dumped.

4	Incinerator
4.1	Assume the whole plant will be dismantled and either dumped or salvaged.
4.2	Assume the incinerator will remain until last

5	Building
5	Actual size = 80 x 35

METHODOLOGY
Perform the work in sections so that the one crew handles all the conveyor sections.
Utilise Crane to remove each section as it is dismantled and load staright onto trailer
Unload sections in laydown yard adjacent to wharf for shipping

PRODUCTIVITY
Power Stn - Mechanical Equipment
Assume the whole plant can be demolished in 90 x 12-hour shifts.
Assume one 250 tonne and 60-tonne crane (c/w operators and dogmen) are available.
Add 20% for weather impact
	Demolition Period	shift	108

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.9 Plant Closure Costs — Power Station

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
	Tank Farm
	Assume one tank can be dismantled in 3 shifts
	At this rate, the 4 items can be completed in 12 shifts
	Assume one 60-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impact
	Demolition Period	shift	14

	Fuel Prep
	Assume each can be dismantled in 4 shifts
	At this rate, the 2 items can be completed in 8 shifts
	Add 20% for weather impact
	Demolition Period	shift	10

	Incinerator
	Assume each can be dismantled in 4 shifts
	At this rate, the 2 items can be completed in 8 shifts
	Add 20% for weather impact
	Demolition Period	shift	10

	Building
	Assume they have to be excavated and removed
	Assume it can be done in 20 shifts
	Assume one Cat 330 Excavator (c/w operator) is available.
	Add 20% for weather impact
	Demolition Period	shift	24

CREW OPERATIONS
	Crew Rates
1	Tradesmen — skilled	hr	35
2	Labourers — Leading Hand — Local	hr	12
3	Labourers — unskilled — Local	hr	8
4	Transport — Labourers	hr	10

1	Power Station
	Assume a crew of 12 tradesmen 12 Labourers
1.1	Labour (12 tradesmen at 35 Kina/hr, 12 unskilled at 8 K/hr)	hr	1,296	516.00	668,736
1.2	250 Tonne Crane c/w operator & dogman (part-time)	hr	324	400.00	129,600
1.3	60 Tonne Crane c/w operator & dogman (half-time)	hr	648	135.00	87,480
1.4	Prime Mover + Low Loader (part-time)	hr	324	80.00	25,920
1.5	Prime Mover + Trailer (half-time)	hr	648	71.00	46,008
1.6	Remove Footings (Excavator + Labour)	hr	12	481.00	5,772

				Subtotal	963,516

2	Tank farm
	Assume a crew of 8 tradesmen 8 Labourers and 1 crane
2.1	Labour (8 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	168	344.00	57,792
2.2	60 Tonne Crane c/w operator & dogman	hr	140	135.00	18,900
2.3	Prime Mover + Trailer	hr	140	68.00	9,520
2.4	Remove Footings (Excavator + Labour)	hr	36	481.00	17,316

				Subtotal	103,528

3	Fuel Prep
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
3.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	120	172.00	20,640
3.2	30 Tonne Crane c/w operator & dogman	hr	100	175.00	17,500
3.3	Prime Mover + Trailer	hr	100	68.00	6,800
3.4	Remove Footings (Excavator + Labour)	hr	24	481.00	11,544

				Subtotal	56,484

4	Incinerator
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
4.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	120	172.00	20,640
4.2	30 Tonne Crane c/w operator & dogman	hr	100	175.00	17,500
4.3	Prime Mover + Trailer	hr	100	68.00	6,800
4.4	Remove Footings (Excavator + Labour)	hr	12	481.00	5,772

				Subtotal	50,712

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.9 Plant Closure Costs — Power Station

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
5	Building
	Assume a crew of 8 tradesmen 8 Labourers
5.1	Labour (8 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	288	172.00	49,536
5.2	30 Tonne Crane c/w operator & dogman	hr	240	175.00	42,000
5.3	Trailer to remove sections to lay down yard	hr	192	68.00	13,056
5.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	133,452

6	Rehabilitation
	Assume footings demolished to ground level
	Rehab rate is taken from P&L Rates
6.1	Area of site = (80x60)+(70*50)	m2	8,300	24.00	199,200

				Subtotal	199,200

				Total (Kina)	1,506,892

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.10 Plant Closure Costs — 30MW Power Station

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
30MW POWER STATION
Power Generation Plant, Tank Farm, Fuel Prep Plant, Incinerator, Wartsila Workshop
SCOPE OF WORK
Items covered -
Dismantle and remove from site all mechanical equipment incl buildings relating to the 30MW Power Station
Excavate and remove reinf. concrete to ground level
Excavate and remove U/G services as required
Make good site and rehabilitate

MATERIAL QUANTITIES
Configuration Details:
1	30 MW Power Stn
2	Cooling Plant
3	Steam line
4	Building
5	Other items

Material Quantities:
1.0	Power Station 40m x 35m
1.1	Assume the mechanical equipment can be dismantled into modules and shipped out as such
1.2	Assume time to dismantle is 90 shifts
1.3	Dismantle each turbine and condensor for removal
1.4	The primary control room will have to remain until last
1.5
2	Cooling Plant
2.1	Assume each item can be dismantled and shipped out as such if required
2.2	Number of cooling towers = 4
2.3
3	Steam Line
3.1	Assume the steam line will be cut into sections and dumped
3.2	Footings to be cut to ground line and covered

4	Building
4.1	Assume the building will be demolished and some materials salveged

5	Other Items
5.1	Associated building to be demolished and dumped
5.2	Carpark to be rehabilitated

METHODOLOGY
Perform the work in sections so that the one crew handles all the conveyor sections.
Utilise Crane to remove each section as it is dismantled and load staright onto trailer
Unload sections in laydown yard adjacent to wharf for shipping

PRODUCTIVITY
Power Stn
Assume the mechanical plant can be dismantled in 30 x 12-hour shifts.
Assume one 250 tonne and 60-tonne crane (c/w operators and dogmen) are available.
No allowance for weather impact
	Demolition Period	shift	30

Cooling Towers
Assume one tank can be dismantled in 3 shifts
At this rate, the 4 items can be completed in 12 shifts

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.10 Plant Closure Costs — 30MW Power Station

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
	Assume one 60-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impact
	Demolition Period	shift	14

	Steam Line
	Assume it can be dismantled in 20 shifts
	Add 20% for weather impact
	Demolition Period	shift	24

	Building
	Assume it can be dismantled in 10 shifts
	At this rate, the 2 items can be completed in 8 shifts
	Add 20% for weather impact
	Demolition Period	shift	12

	Other Items
	Assume they have to be excavated and removed
	Assume each can be done in 8 shifts
	Assume one Cat 330 Excavator (c/w operator) is available.
	Add 20% for weather impacts on work operations, for a total construction period of 10 shifts.
	Demolition Period	shift	10

CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1	Power Station
	Assume a crew of 12 tradesmen 12 Labourers
1.1	Labour (12 tradesmen at 35 Kina/hr, 12 unskilled at 8 K/hr)	hr	360	516.00	185,760
1.2	250 Tonne Crane c/w operator & dogman (part-time)	hr	90	400.00	36,000
1.3	60 Tonne Crane c/w operator & dogman (half-time)	hr	180	135.00	24,300
1.4	Prime Mover + Low Loader (part-time)	hr	90	80.00	7,200
1.5	Prime Mover + Trailer (half-time)	hr	180	71.00	12,780
1.6	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	294,900
2	Cooling Towers
	Assume a crew of 8 tradesmen 8 Labourers and 1 crane
2.1	Labour (8 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	168	344.00	57,792
2.2	60 Tonne Crane c/w operator & dogman	hr	140	135.00	18,900
2.3	Prime Mover + Trailer	hr	140	68.00	9,520
2.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	115,072
3	Steam Line
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
3.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	288	172.00	49,536
3.2	30 Tonne Crane c/w operator & dogman	hr	240	160.00	38,400
3.3	Prime Mover + Trailer	hr	240	68.00	16,320
3.4	Remove Footings (Excavator + Labour)	hr	120	481.00	57,720

				Subtotal	161,976
4	Building
	Assume a crew of 6 tradesmen 6 Labourers and 1 crane
4.1	Labour (6 tradesmen at 35 Kina/hr, 6 unskilled at 8 K/Hr)	hr	144	258.00	37,152
4.2	30 Tonne Crane c/w operator & dogman	hr	120	160.00	19,200
4.3	Prime Mover + Trailer	hr	120	68.00	8,160
4.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	93,372
5	Other Items
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.10 Plant Closure Costs — 30MW Power Station

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
5.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr) x 10 shifts	hr	36	172.00	6,192
5.2	30 Tonne Crane c/w operator & dogman	hr	30	160.00	4,800
5.3	Trailer to remove sections to lay down yard	hr	24	68.00	1,632
5.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	41,484
6	Rehabilitation
	Assume footings demolished to ground level
	Rehab rate is taken from P&L Rates
6.1	Area of site = 100x80	m2	8,000	24.00	192,000

				Subtotal	192,000

				Total (Kina)	898,804

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.11 Plant Closure Costs — Lime Plant

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
LIME PLANT
Lime Plant, Lignisol & Floc Storage, Caustic Mixer, Acid Storage,
Demin Plant

SCOPE OF WORK
Items covered - 24, 38, 20,21,29
Dismantle and remove from site all mechanical equipment incl conveyors, transfer stations & stacker
Excavate and remove reinf. concrete footings etc
Excavate and remove U/G services
Make good site and rehabilitate

MATERIAL QUANTITIES
Configuration Details:
1	Lime Plant
2	Lignisol & Floc Storage
3	Caustic Mixer
4	Acid Storage
5	Demineralisation plant

Material Quantities:
1.0	Lime Plant
1.1	Assume lime plant can be demolished into modules and shipped out as such
1.2	Disassemble into individual components
1.3	Dismantle building

2	Lignisol & Floc Storage
2.1	Assume the plant can be demolished into modules and shipped out as such
2.2	Disassemble into individual components
2.3	Remove building

3	Caustic Mixer
3.1	Assume the plant can be demolished into modules and shipped out as such
3.1	Disassemble into individual components
3.1	Remove building

4	Acid Storage
4	Assume the plant can be demolished into modules and shipped out as such

5	Demineralisation Plant
5	Assume the plant can be demolished into modules and shipped out as such

8	Acid Storage
Assume the plant can be demolished into modules and shipped out as such

9	Demineralisation Plant
Assume the plant can be demolished into modules and shipped out as such

METHODOLOGY
Perform the work in sections so that the one crew handles all the sections.
Utilise Crane to remove each section as it is dismantled and load staright onto trailer
Unload sections in laydown yard adjacent to wharf for shipping

PRODUCTIVITY
Lime Plant
Assume the whole plant can be demolished in 10 x 12-hour shifts.
Assume one 250 tonne and 60-tonne crane (c/w operators and dogmen) are available.
Add 20% for weather impact
	Demolition Period	shift	12

Lignisol & Floc Storage
Assume the whole plant can be demolished in 5 x 12-hour shifts.
Assume one 250 tonne and 60-tonne crane (c/w operators and dogmen) are available.
Add 20% for weather impact
	Demolition Period	shift	6

Caustic Mixer
Assume the whole plant can be demolished in 4 x 12-hour shifts.
Assume one 250 tonne and 60-tonne crane (c/w operators and dogmen) are available.
Add 20% for weather impact

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.11 Plant Closure Costs — Lime Plant

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
	Demolition Period	shift	5

	Acid Storage
	Assume the whole plant can be demolished in 4 x 12-hour shifts.
	Assume one 250 tonne and 60-tonne crane (c/w operators and dogmen) are available.
	Add 20% for weather impact
	Demolition Period	shift	5

	Demineralisation Plant
	Assume the whole plant can be demolished in 5 x 12-hour shifts.
	Assume one 250 tonne and 60-tonne crane (c/w operators and dogmen) are available.
	Add 20% for weather impact
	Demolition Period	shift	6

CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1.0	Lime Plant
	Assume a crew of 6 tradesmen 6 Labourers
1.1	Labour (6 tradesmen at 35 Kina/hr, 6 unskilled at 8 K/hr)	hr	144	258.00	37,152
1.2	60 Tonne Crane c/w operator & dogman	hr	120	135.00	16,200
1.3	Trailer to remove sections to lay down yard	hr	120	68.00	8,160
1.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	90,372
2.0	Lignisol & Floc Storage
	Assume a crew of 4 tradesmen 4 Labourers
2.1	Labour (6 tradesmen at 35 Kina/hr, 6 unskilled at 8 K/hr)	hr	72	258.00	18,576
2.2	60 Tonne Crane c/w operator & dogman	hr	72	135.00	9,720
2.3	Trailer to remove sections to lay down yard	hr	60	68.00	4,080
2.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	61,236
3.0	Caustic Mixer
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
3.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	60	172.00	10,320
3.2	30 Tonne Crane c/w operator & dogman	hr	50	160.00	8,000
3.3	Trailer to remove sections to lay down yard	hr	50	68.00	3,400
3.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	50,580
4	Acid Storage
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
4.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	60	172.00	10,320
4.2	30 Tonne Crane c/w operator & dogman	hr	50	160.00	8,000
4.3	Trailer to remove sections to lay down yard	hr	50	68.00	3,400
4.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	50,580
5	Demineralisation Plant
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
5.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	72	172.00	12,384
5.2	30 Tonne Crane c/w operator & dogman	hr	60	160.00	9,600
5.3	Trailer to remove sections to lay down yard	hr	60	68.00	4,080
5.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	54,924

6	Rehabilitation
	Assume footings demolished to ground level
	Rehab rate is taken from P&L Rates
5.1	Area of site = 100x50	m2	5,000	24.00	120,000

				Subtotal	120,000

				Total (Kina)	427,692

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.12 Plant Closure Costs — Oil and Water Tanks

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
OIL & WATER TANKS
HDFO Tanks, Light Oil Tanks, Sump Pumps , Containment Sump Pump, Process Tank, Fire Pumps, Sea Water Pump, Chlorination Plant & Potable Water Tank

SCOPE OF WORK
Items covered - 25, 26, 27, 37, 42, 49, 53.
Dismantle and remove from site heavy and light fuel tanks, sump pumps, process and fire pumps, sea water pump stn, Cl2 plant and pot water tank
Excavate and remove reinf. concrete footings etc
Excavate and remove U/G services
Excavate and remove any contaminated soil
Backfill containment sumps, make good site and rehabilitate
MATERIAL QUANTITIES
Configuration Details:
1	2 x HDFO Tanks Dwg 192 - P- 001
2	2 x Light Oil Tanks Dwg 192 - P- 001
3	Tank Farm Sump Pump - Dwg 192 - P- 001
4	Containment Pond sump pump
5	Process Tank 123
6	Fire Pumps
7	Sea Water Pumps
8	Chlorination Plant - Dwg 181 - M - 001
9	Potable Water Tank - Dwg 181 -M - 001

Material Quantities:
1	2 x HDFO Tanks
Assume Tanks can be cut into sections and shipped out as such
2	2 x Light Oil Tanks
Assume Tanks can be cut into sections and shipped out as such
Allow to take up Fuel Lines from Wharf.
3	Tank Farm Sump Pump
Dismantle and ship out as an item
4	Containment Pond sump pump
Dismantle and disopose of as an item
5	Process Tank 123
Assume Tanks can be cut into sections and shipped out as such
6	Fire Pumps
Allow for Fire Pumps and Process Water Pumps
7	Sea Water Pumps
Allow for demolition of whole Sea Water Pump Station
8	Chlorination Plant
Allow for Disposal of Toxic Chemicals
9	Potable Water Tank

METHODOLOGY
Assume Tanks can be cut into segments and either shipped out or disposed of.
Utilise Crane to remove each section as it is dismantled and load straight onto trailer
Unload sections in laydown yard adjacent to wharf for shipping or into dump.

PRODUCTIVITY
1	2 x HDFO Tanks
Assume tanks need to be flushed and cleaned prior to dismantling
Assume one tank can be dismantled in 12 shifts
At this rate, the 2 items can be completed in 24 shifts
Assume one 60-tonne crane (c/w operator and dogman) is available.

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.12 Plant Closure Costs — Oil and Water Tanks

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
	Add 20% for weather impact
	Demolition Period	shift	29

2	2 x Light Oil Tanks
	Assume tanks need to be flushed and cleaned prior to dismantling
	Assume each can be dismantled in 10 shifts
	At this rate, the 2 items can be completed in 20 shifts
	Add 20% for weather impact
	Demolition Period	shift	24

3	Tank Farm Sump Pump
	Assume it can be dismantled in 2 shifts
	Add 20% for weather impact
	Demolition Period	shift	3

4	Containment Pond sump pump
	Assume it can be dismantled in 4 shifts
	Add 20% for weather impact
	Demolition Period	shift	5

5	Process Tank 123
	Assume it can be dismantled in 4 shifts
	Add 20% for weather impact
	Demolition Period	shift	5

6	Fire Pumps & Process Pumps
	Assume it can be dismantled in 4 shifts
	Add 20% for weather impact
	Demolition Period	shift	5

7	Sea Water Pumps & Plant
	Assume it can be dismantled in 5 shifts
	Add 20% for weather impact
	Demolition Period	shift	6

8	Chlorination Plant
	Assume it can be dismantled in 3 shifts
	Add 20% for weather impact
	Demolition Period	shift	4

9	Potable Water Tank
	Assume it can be dismantled in 3 shifts
	Add 20% for weather impact
	Demolition Period	shift	4
CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1	2 x HDFO Tanks
	Assume a crew of 8 tradesmen 8 Labourers
1.1	Labour (8 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	348	344.00	119,712
1.2	60 Tonne Crane c/w operator & dogman	hr	290	135.00	39,150
1.3	Trailer to remove sections to lay down yard	hr	290	68.00	19,720
1.5	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	207,442

2	2 x Light Oil Tanks
	Assume a crew of 8 tradesmen 8 Labourers
2.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr) x 15 shifts	hr	288	172.00	49,536
2.2	45 Tonne Crane c/w operator & dogman	hr	240	260.00	62,400
2.3	Trailer to remove sections to lay down yard	hr	240	68.00	16,320
2.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.12 Plant Closure Costs — Oil and Water Tanks

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
3	Tank Farm Sump Pump			Subtotal	157,116
	Assume a crew of 4 tradesmen 4 Labourers
3.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	36	172.00	6,192
3.2	30 Tonne Crane c/w operator & dogman	hr	30	160.00	4,800
3.3	Trailer to remove sections to lay down yard	hr	30	68.00	2,040
3.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	41,892

4	Containment Pond sump pump
	Assume a crew of 4 tradesmen 4 Labourers
4.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	60	172.00	10,320
4.2	30 Tonne Crane c/w operator & dogman	hr	50	160.00	8,000
4.3	Trailer to remove sections to lay down yard	hr	50	68.00	3,400

				Subtotal	21,720

5	Process Tank 123
	Assume a crew of 8 tradesmen 8 Labourers
5.1	Labour (8 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	60	344.00	20,640
5.2	60 Tonne Crane c/w operator & dogman	hr	50	135.00	6,750
5.3	Trailer to remove sections to lay down yard	hr	50	68.00	3,400
5.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	59,650

6	Fire Pumps & Process Pumps
	Assume a crew of 4 tradesmen 8 Labourers
6.1	Labour (4 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	60	204.00	12,240
6.2	60 Tonne Crane c/w operator & dogman	hr	50	135.00	6,750
6.3	Trailer to remove sections to lay down yard	hr	50	68.00	3,400
6.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	51,250

7	Sea Water Pumps & Plant
	Assume a crew of 4 tradesmen 8 Labourers
6.1	Labour (4 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	72	204.00	14,688
6.2	60 Tonne Crane c/w operator & dogman	hr	60	135.00	8,100
6.3	Trailer to remove sections to lay down yard	hr	60	68.00	4,080
6.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	55,728

8	Chlorination Plant
	Assume a crew of 4 tradesmen 8 Labourers
6.1	Labour (4 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	48	204.00	9,792
6.2	60 Tonne Crane c/w operator & dogman	hr	40	135.00	5,400
6.3	Trailer to remove sections to lay down yard	hr	40	68.00	2,720
6.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	46,772

9	Potable Water Tank and Fittings
	Assume a crew of 4 tradesmen 8 Labourers
6.1	Labour (4 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	48	204.00	9,792
6.2	60 Tonne Crane c/w operator & dogman	hr	40	135.00	5,400
6.3	Trailer to remove sections to lay down yard	hr	40	68.00	2,720
6.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	46,772

10	Rehabilitation
	Assume footings demolished to ground level
	Rehab rate is taken from P&L Rates
10.1	Area of site = 180 x 50	m2	9,000	24.00	216,000

				Subtotal	216,000

				Total (Kina)	904,342

LIHIR GOLD LIMITED - LIHIR GOLD MINE
Mine Closure Plan Update 2004 - Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.13 Plant Closure Costs - Tailings

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
TAILINGS
Tailings Drop Box, Lines, Mix Tank, De-aeration system and disposal system
SCOPE OF WORK
Items covered - 58,17,59,45.
Dismantle and remove from site all mechanical equipment incl pipes, drop boxes, mix tanks and tailings disposal system
Excavate and remove reinforced concrete footings etc
Excavate and remove U/G services
Make good site and rehabilitate
MATERIAL QUANTITIES
Items
1	Tailings line from CIL to drop Box
2	Tailings Drop Box - Dwg 161 - M - 003
3	Tailings Lines	lm	362
4	Mix Tank
5	Tailings Junction Box
6	De-Aeration system - Dwg 162 - M - 002
7	Disposal System Dwg 162 - M - 001

1	Tailings line from CIL to drop Box
1.1	CIL Tailings dischagre launder
1.2	Tail feed box
1.3	Tail Bypass Box
1.4	41m Pipe
1.5	Transfer Box
1.6	33m pipe
1.7	Sampler Feed launder - Primary & Secondary
1.8	Detox tanks 1 & 2
1.9	Pipework 2 x 23m
2	Tailings Drop Box
2.1	Size = 6015 x 5300x 4000 Deep - about 1700 below GL
2.2	Allow to demolish with rock breaker
2.3	Excavate rubble, cart to dump and backfill
3	Tailings Lines
3.1	Approximate Length =
3.2	Number of standard 6m pipe Lengths = xx
3.3	Number of Rubber Lengths = 5
3.4	Number of Specials = xx
4	Mix Tank
4.1	Assume conveyor can be cut into sections and carted out to dump as such
4.2	Number of sections = 10
4.3	Assume 30 tomme crane & Trailer
4.4	Assume Cat 330 Excavator for backfill
5.0	Tailings Junction Box
5.1	Cut pipes entering and leaving box with Oxy Acetylene equipment
5.2	Remove box
5.3	Cart to disposal site
6	De-Aeration system
6.1	Dismantle in sections
6.2	Assume all top sections can be removed by Crane
6.3	Allow to demolish to Ground Level
6.4	Backfill tank and surrounding sump
7	Disposal System
7.1	Block Off pipes & Seal
7.2	Fill as required
METHODOLOGY
Perform the work in sections so that the one crew handles all the conveyor sections.
Utilise Crane to remove each section as it is dismantled and load staright onto trailer
Unload sections in laydown yard adjacent to wharf for shipping

LIHIR GOLD LIMITED - LIHIR GOLD MINE
Mine Closure Plan Update 2004 - Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.13 Plant Closure Costs - Tailings

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
PRODUCTIVITY
1	Tailings line from CIL to drop Box
	Assume 30 Tonne Crane plus Trailer
	Allow for Cat 330 to assist in pulling out pipes
	Assume all can be dismantled in 10 shifts
	Add 20% for weather impact
	Demolition Period	Shift	12

2	Drop Box
	Assume the installation can be dismantled and removed in 6 x 12-hour shifts.
	Assume one 30-tonne crane (c/w operator and dogman) is available.	Shift	2
	Allow for Cat 330 with rock breaker for 2 shifts	Shift	2
	Allow for Cat 330 and D400 to load and remove	Shift	2
	Allow for Cat 330 and D400 to backfill	Shift	2
	Demolition Period	Shift	8

3	Tailings lines
	Assume all can be dismantled in 10 shifts
	Assume one 30-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impact
	Demolition Period	Shift	12

4	Mix Tank
	Assume all can be dismantled in 4 shifts
	Assume one 45-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impact
	Demolition Period	Shift	5

5	Junction Box
	Assume all can be dismantled in 4 shifts
	Assume one 45-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impact
	Demolition Period	Shift	5

6	De-Aeration System
	Assume top can be dismantled in 5 shifts	Shift	5
	Assume one 45-tonne crane (c/w operator and dogman) is available.
	Allow Cat 330 + Rockbreaker to demolish top for 3 shifts	Shift	3
	Allow Loader to load + D400’s to cart fill + Cat 330 to place
	Allow 3 shifts for backfill
	Demolition Period	Shift	8

7	Disposal System
	Assume each can be dismantled in 4 shifts
	Assume one 45-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impact
	Demolition Period	Shift	5

CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1	Tailings line from CIL to drop Box
	Assume a crew of 6 tradesmen 6 Labourers to dismantle and remove
1.1	Labour (6 tradesmen at 35 Kina/hr, 6 unskilled at 8 K/hr)	hr	144	258.00	37,152
1.2	30 Tonne Crane c/w operator & dogman	hr	144	160.00	23,040
1.3	Trailer to remove sections to lay down yard	hr	120	68.00	8,160
1.4	Cat 330 to assist	hr	120	243.81	29,258

				Subtotal	97,610

2	Drop Box
	Assume a crew of 4 tradesmen 4 Labourers to dismantle and remove

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.13 Plant Closure Costs — Tailings

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
2.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	96	172.00	16,512
2.2	30 Tonne Crane c/w operator & dogman	hr	96	160.00	15,360
2.3	Trailer to remove sections to lay down yard	hr	80	68.00	5,440
2.4	Cat 330 with Rock Breaker	hr	96	369.77	35,497
2.5	Cat 330 with D400 to cart and dump	hr	96	559.66	53,728
2.6	Cat 330 with D400 to backfill	hr	96	559.66	53,728

				Subtotal	180,265

3	Pipelines
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
3.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	144	172.00	24,768
3.2	30 Tonne Crane c/w operator & dogman	hr	120	160.00	19,200
3.3	Trailer to remove sections to lay down yard	hr	96	68.00	6,528
3.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	79,356

4	Mix Tank
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
4.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	60	172.00	10,320
4.2	30 Tonne Crane c/w operator & dogman	hr	50	160.00	8,000
4.3	Trailer to remove sections to lay down yard	hr	50	68.00	3,400
4.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	50,580

5	Junction Box
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
4.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	60	172.00	10,320
4.2	30 Tonne Crane c/w operator & dogman	hr	50	160.00	8,000
4.3	Trailer to remove sections to lay down yard	hr	50	68.00	3,400
4.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	50,580

6	De-Aeration System
	Assume a crew of 4 tradesmen 4 Labourers
6.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	60	172.00	10,320
6.2	30 Tonne Crane c/w operator & dogman	hr	50	160.00	8,000
6.3	Trailer to remove sections to lay down yard	hr	50	68.00	3,400
6.4	Demolish top	hr	36	369.77	13,312
6.5	Backfill - Cat 330	hr	36	243.81	8,777
6.6	Backfill - Loader	hr	36	448.84	16,158
6.7	Backfill - D400’s x 2 (half-time)	hr	18	631.70	11,371

				Subtotal	71,338

7	Disposal System
	Assume a crew of 4 tradesmen 4 Labourers and 1 crane
7.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	60	172.00	10,320
7.2	30 Tonne Crane c/w operator & dogman	hr	50	160.00	8,000
7.3	Trailer to remove sections to lay down yard	hr	50	68.00	3,400
7.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	50,580

8	Rehabilitation
	Assume footings demolished to ground level
	Rehab rate is taken from P&L Rates
8.1	Area of site = 200x20	m2	4,000	24.00	96,000

				Subtotal	96,000

				Total (Kina)	676,308

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.14 Plant Closure Costs — Major Buildings

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
MAJOR BUILDINGS
Warehouse, Admin Office, Laboratory, Construction Warehouse, Core Shed

SCOPE OF WORK
	Items covered - 31,32,35,69,80
	Dismantle and remove from site all building components
	Excavate and remove reinf. concrete footings, floors etc
	Excavate and remove U/G services
	Make good site and rehabilitate

MATERIAL QUANTITIES
	Configuration Details:
1	Warehouse -
2	Admin Office
3	Laboratory
4	Construction Warehouse
5	Core Shed

	Material Quantities:
1.0	Warehouse -
1.1	Racking &Ceilings
1.2	Internal Partitions
1.3	Roof
1.4	Walls
1.5	Structural Steel
1.6	Floor Slab

METHODOLOGY
	Undertake an analysis of one major building - warehouse
	Calculate a square metre rate for the building
	Apply the square metre rate to other buildings - adjusted where required

PRODUCTIVITY
	Warehouse
	Assume all internal fittings, racking etc dmolished first
	Remove all ceilings and electrical fittings
	Remove all plumbing fittings Remove all wall partitions
	Remove all external additions
	Assume the roof can be dismantled in 4 days, numbered, bundled and stacked
	Remove all wall cladding and girts
	Remove roof purlins
	Remove structural steel
	Demolish slab and U/G services
	Tidy up and rehabilitate

CREW OPERATIONS
	Crew Required + Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1.0	Remove Racking
1.1	Assume a demolition crew of 4 tradesmen 8 Labourers for 3 shifts	shft	3
1.2	Crew rate	hr		204.00
1.3	Assume a rate of 200m2 per shift
1.4	Labour Costs	hr	36	204.00	7,344
1.5	20 Tonne Crane c/w operator & dogman	hr	30	150.00	4,500
1.6	Cartage and Packaging	hr	30	150.00	4,500

				Subtotal	16,344

2.0	Internal Ceilings
2.1	Assume a demolition crew of 4 tradesmen 8 Labourers for 4 shifts	shft	4
2.2	Crew rate	hr		204.00
2.3	Assume a rate of 200m2 per shift
2.4	Labour Costs	hr	48	204.00	9,792
2.5	20 Tonne Crane c/w operator & dogman	hr	40	150.00	6,000
2.6	Cartage and Packaging	hr	40	150.00	6,000

				Subtotal	21,792

3.0	Electrical Fittings

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.14 Plant Closure Costs — Major Buildings

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
3.1	Assume a crew of 2 tradesmen 4 Labourers for 5 shifts	shft	5
3.2	Crew Rate	hr		102.00
3.3	Assume job done in 5 shifts	hr	60	102.00	6,120
3.4	Cherry Picker c/w operator & dogman	hr	50	150.00	7,500
3.5	Cartage and Packaging	hr	50	150.00	7,500

				Subtotal	21,120

4.0	Plumbing Fittings
4.1	Assume a crew of 2 tradesmen 4 Labourers for 5 shifts	shft	5
4.2	Crew Rate	hr		102.00
4.3	Assume job done in 5 shifts	hr	60	102.00	6,120
4.4	Cherry Picker c/w operator & dogman	hr	50	150.00	7,500
4.5	Cartage and Packaging	hr	50	150.00	7,500

				Subtotal	21,120

5.0	Roofing incl gutters, down pipes, & purlins
5.1	Assume a crew of 4 tradesmen 8 Labourers for 6 shifts	shft	6
5.2	Crew Rate	hr		204.00
5.3	Labour Costs	hr	72	204.00	14,688
5.4	Cherry Picker c/w operator & dogman	hr	60	150.00	9,000
5.5	Cartage and Packaging	hr	60	150.00	9,000

				Subtotal	32,688

5.0	Wall Cladding incl girts
5.1	Assume a crew of 4 tradesmen 8 Labourers for 5 shifts	shft	5
5.2	Crew Rate	hr		204.00
5.3	Assume job done in 5 shifts	hr	60	204.00	12,240
5.4	Cherry Picker c/w operator & dogman	hr	50	150.00	7,500
5.5	Cartage and Packaging	hr	50	150.00	7,500

				Subtotal	27,240

6.0	Structural Steel
6.1	Assume a crew of 4 tradesmen 8 Labourers for 5 shifts	shft	5
6.2	Crew Rate	hr		204.00
6.3	Assume job done in 5 shifts	hr	60	204.00	12,240
6.4	Cherry Picker c/w operator & dogman	hr	50	150.00	7,500
6.5	Crane c/w operator + dogman	hr	50	150.00	7,500
6.6	Cartage and Packaging	hr	50	150.00	7,500

				Subtotal	34,740

7.0	Removal of Slab and rehabiliatation
7.1	Assume a crew of 1 L/H + 8 Labourers and 1 excavator for 5 days	shft	5
7.2	Crew Rate	hr		76.00
7.3	Assume job done in 5 shifts	hr	60	76.00	4,560
7.4	Excavator and hammer for 5 shifts	hr	50	369.77	18,488
7.5	Removal from site - assume 2 x D400 for 2 days	hr	40	315.85	12,634
7.6	Rehabilitation - Floor Area + 20%	m2	2,530	24.00	60,710

				Subtotal	96,393

				Totals	271,437
	Cost per sq metre			Sq/m Rate	128.76
	Floor Area = 31 x 68	2108
	*Rounded rate	129.00

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
OTHER BUILDINGS — Apply Square Metre Rate		m2		129.00
Admin Office, Laboratory, Construction Warehouse, Core Shed

2	Admin Building
	Floor Area = 60x20	m2	1,200	129.00	154800

3	Laboratory
	Floor Area = 31.5x17 + 28.5x20	m2	1,106	129.00	142610

4	Construction Warehouse
	Floor Area = 53x31.5	m2	1,670	129.00	215366

5	Core Shed
	Floor Area = 64x30.5	m2	1,952	129.00	251808

	All Major Buildings			Totals	1,036,020

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
     Table IV.1.15 Plant Closure Costs — Minor Buildings

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
MINOR BUILDINGS
Communications, Logistics, Customs, Emergency Services, Oil Storage, Security Office,
Soil Lab, Training Centre etc.

SCOPE OF WORK
Items covered - 50,85,86,91,36,55,87,70,71,72,73,74,76,77,79,82,88,89
Dismantle and remove from site all building components
Excavate and remove reinf. concrete footings, floors etc
Excavate and remove U/G services
Make good site and rehabilitate

MATERIAL QUANTITIES
Configuration Details:
1	Emergency services
2	Communications = Comms + Telephone Bldgs Put Put Dwg 223 - A - 001
3	Customs
4	Contracts Office
5	Oil Storage by MPA
6	Oil Store Dwg 213 - M - 002
7	Security
8	Pilot Flotation Plant MCC
9	Soils Lab
10	Comms Office
11	Oxygen Clean Room
12	Mechanical Training Room
13	Training Centre
14	Eng Projects & HR Dwg 214 - A - 016
15	Logistics

Material Quantities:
1.0	Emergencies Services
1.1	Fittings
1.2	Internal Ceilings & Partitions
1.3	Roof
1.4	Walls
1.5	Structural Steel
1.6	Floor Slab

METHODOLOGY
Undertake an analysis of one building - Emergency Services
Calculate a square metre rate for the building
Apply the square metre rate to other buildings - adjusted where required

PRODUCTIVITY
Emergency Services
Assume all internal fittings, racking etc dmolished first
Remove all ceilings and electrical fittings
Remove all plumbing fittings
Remove all wall partitions
Remove all external additions
Assume the roof can be dismantled in 4 days, numbered, bundled and stacked
Remove all wall cladding and girts
Remove roof purlins
Remove structural steel
Demolish blockwork walls, concrete above GL and U/G services
Tidy up and rehabilitate

CREW OPERATIONS
Crew Required + Rates

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.15 Plant Closure Costs — Minor Buildings

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1.0	Remove Internal Fittings
1.1	Assume a demolition crew of 4 tradesmen 8 Labourers for 2 shifts	shift	2
1.2	Crew rate	hr		204.00
1.3	Labour Costs	hr	24	204.00	4,896
1.4	20 Tonne Crane c/w operator & dogman	hr	20	150.00	3,000
1.5	Cartage and Packaging	hr	20	150.00	3,000

				Subtotal	10,896

2.0	Internal Ceilings
2.1	Assume a demolition crew of 4 tradesmen 8 Labourers for 3 shifts	shift	3
2.2	Crew rate	hr		204.00
2.3	Assume a rate of 200m2 per shift — 4 shifts
2.4	Labour Costs	hr	36	204.00	7,344
2.5	20 Tonne Crane c/w operator & dogman	hr	30	150.00	4,500
2.6	Cartage and Packaging	hr	30	150.00	4,500

				Subtotal	16,344

3.0	Electrical Fittings
3.1	Assume a crew of 2 tradesmen 4 Labourers for 3 shifts	shift	3
3.2	Crew Rate	hr		102.00
3.3	Assume job done in 3 shifts	hr	36	102.00	3,672
3.4	Cherry Picker c/w operator & dogman	hr	30	150.00	4,500
3.5	Cartage and Packaging	hr	30	150.00	4,500

				Subtotal	12,672

4.0	Plumbing Fittings
4.1	Assume a crew of 2 tradesmen 4 Labourers for 2 shifts	shift	2
4.2	Crew Rate	hr		102.00
4.3	Assume job done in 2 shifts	hr	24	102.00	2,448
4.4	Cherry Picker c/w operator & dogman	hr	20	150.00	3,000
4.5	Cartage and Packaging	hr	20	150.00	3,000

				Subtotal	8,448

5.0	Roofing incl gutters, down pipes, & purlins
5.1	Assume a crew of 4 tradesmen 8 Labourers for 3 shifts	shift	3
5.2	Crew Rate	hr		204.00
5.3	Labour Costs	hr	36	204.00	7,344
5.4	Cherry Picker c/w operator & dogman	hr	30	150.00	4,500
5.5	Cartage and Packaging	hr	30	150.00	4,500

				Subtotal	16,344

5.0	Wall Cladding incl girts
5.1	Assume a crew of 4 tradesmen 8 Labourers for 3 shifts	shift	3
5.2	Crew Rate	hr		204.00
5.3	Assume job done in 3 shifts	hr	36	204.00	7,344
5.4	Cherry Picker c/w operator & dogman	hr	30	150.00	4,500
5.5	Cartage and Packaging	hr	30	150.00	4,500

				Subtotal	16,344

6.0	Structural Steel
6.1	Assume a crew of 4 tradesmen 8 Labourers for 3 shifts	shift	3
6.2	Crew Rate	hr		204.00
6.3	Assume job done in 3 shifts	hr	36	204.00	7,344
6.4	Cherry Picker c/w operator & dogman	hr	30	150.00	4,500
6.5	Crane c/w operator + dogman	hr	30	150.00	4,500
6.6	Cartage and Packaging	hr	30	150.00	4,500

				Subtotal	20,844

7.0	Removal of Blockwork, Slab and rehabiliatation
7.1	Assume a crew of 1 L/H + 8 Labourers and 1 excavator for 4 days	shift	4
7.2	Crew Rate	hr		76.00
7.3	Assume job done in 4 shifts	hr	48	76.00	3,648
7.4	Excavator and hammer for 4 shifts	hr	40	369.77	14,791
7.5	Removal from site - assume Cat 330 for 2 days	hr	20	243.81	4,876

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.15 Plant Closure Costs — Minor Buildings

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
8.5	Removal from site - assume 2 x D400 for 2 days	hr	40	315.85	12,634
7.6	Rehabilitation - Floor Area + 20%	m2	684	24.00	16,416

				Subtotal	52,365

				Totals	154,257
	Cost per sq metre			Sq/m Rate	270.63
	Floor Area = 20 x 28.5	570
	*Rounded rate	271.00

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
OTHER BUILDINGS — Apply Square Metre Rate		m2		271.00
Admin Office, Laboratory, Construction Warehouse, Core Shed

2	Communications - item 50 - assume 200% of Rate
	Floor Area = 2 x (7.6x3.6)	m2	55	542.00	29658

3	Customs Office - item 86
	Floor Area = 40 Ft Container	item	1	1,000.00	1000

4	Contracts Office - item 91
	Floor Area = 40 Ft Container	item	1	1,000.00	1000

5	Oil Storage - by MPA - item 55
	Floor Area = 10.15x10.5	m2	107	203.25	21661

6	Oil Store - item 72
	Floor Area = 26 x 7.5	m2	195	203.25	39634

7	Security Office
	Floor Area = 10X6	m2	60	203.25	12195

8	PFP MCC Building - item 76
	Floor Area = 10 x 7.5	m2	75	203.25	15244

9	Projects Soils Lab - item 77
	Floor Area = 40 Ft Container	item	1	1,000.00	1000

10	Comms Office - item 82
	Floor Area = 40 Ft Container	item	1	1,000.00	1000

11	Oxygen Clean Room - item 88
	Floor Area = 40 Ft Container	item	1	1,000.00	1000

12	Mechanical Training Room - item 89
	Floor Area = 12 x 6	m2	72	203.25	14634

13	Training Centre - item 79
	Floor Area = 20 x 10	m2	200	203.25	40650

14	Eng Projects & HR Office
	Floor Area = 30.6 x 16.4	m2	502	203.25	101999

15	Logistics Office
	Floor Area = 20 x 3	m2	60	203.25	12195

	All Minor Buildings			Totals	451,127

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.16 Plant Closure Costs — Workshops

				Unit	Total Cost
Item No.	Description of Work	Unit	Qty.	Cost	(PNG KINA)
WORKSHOPS
Plant, Training, Mill, Oxygen Plant, Rubber, Pagini Workshops and Rigging Store

SCOPE OF WORK
Items covered - 33, 68, 78, 54, 81, 87, 70
Dismantle and remove from site all building components
Excavate and remove reinf. concrete footings, floors etc
Excavate and remove U/G services
Make good site and rehabilitate

MATERIAL QUANTITIES
Configuration Details:
1	Plant W’shop
2	Training W’shop
3	Eng Projects W’shop
4	Mill W’shop
5	Rubber W’shop
6	Pagini W’shop
7	Rigging Store

Material Quantities:
1.0	Plant W’shop
1.1	Racking &Ceilings
1.2	Internal Partitions
1.3	Roof
1.4	Walls
1.5	Structural Steel
1.6	Floor Slab

METHODOLOGY
Undertake an analysis of one major building - plant w’shop
Calculate a square metre rate for the building
Apply the square metre rate to other buildings - adjusted where required
Use minor building rate from section 14

PRODUCTIVITY
Plant Workshop
Assume all internal fittings, racking etc dmolished first
Remove all ceilings and electrical fittings
Remove all plumbing fittings
Remove all wall partitions
Remove all external additions
Assume the roof can be dismantled in 4 days, numbered, bundled and stacked
Remove all wall cladding and girts
Remove roof purlins
Remove structural steel
Demolish slab and U/G services
Tidy up and rehabilitate

CREW OPERATIONS
Crew Required + Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.16 Plant Closure Costs — Workshops

				Unit	Total Cost
Item No.	Description of Work	Unit	Qty.	Cost	(PNG KINA)
4	Transport — Labourers	hr	10
1.0	Remove Internal fittings and machinery
1.1	Assume a demolition crew of 4 tradesmen 8 Labourers for 3 shifts	shft	3
1.2	Crew rate	hr		204.00
1.3	Assume a rate of 200m2 per shift
1.4	Labour Costs	hr	36	204.00	7,344
1.5	20 Tonne Crane c/w operator & dogman	hr	30	150.00	4,500
1.6	Cartage and Packaging	hr	30	150.00	4,500

				Subtotal	16,344
2.0	Internal Ceilings, Offices & Partitions
2.1	Assume a demolition crew of 4 tradesmen 8 Labourers for 4 shifts	shft	4
2.2	Crew rate	hr		204.00
2.3	Assume a rate of 200m2 per shift
2.4	Labour Costs	hr	48	204.00	9,792
2.5	20 Tonne Crane c/w operator & dogman	hr	40	150.00	6,000
2.6	Cartage and Packaging	hr	40	150.00	6,000

				Subtotal	21,792
3.0	Electrical Fittings
3.1	Assume a crew of 2 tradesmen 4 Labourers for 5 shifts	shft	5
3.2	Crew Rate	hr		102.00
3.3	Assume job done in 5 shifts	hr	60	102.00	6,120
3.4	Cherry Picker c/w operator & dogman	hr	50	150.00	7,500
3.5	Cartage and Packaging	hr	50	400.00	20,000

				Subtotal	33,620
4.0	Plumbing Fittings
4.1	Assume a crew of 2 tradesmen 4 Labourers for 5 shifts	shft	5
4.2	Crew Rate	hr		102.00
4.3	Assume job done in 5 shifts	hr	60	102.00	6,120
4.4	Cherry Picker c/w operator & dogman	hr	50	150.00	7,500
4.5	Cartage and Packaging	hr	50	400.00	20,000

				Subtotal	33,620
5.0	Roofing incl gutters, down pipes, & purlins
5.1	Assume a crew of 4 tradesmen 8 Labourers for 5 shifts	shft	5
5.2	Crew Rate	hr		204.00
5.3	Labour Costs	hr	60	204.00	12,240
5.4	Cherry Picker c/w operator & dogman	hr	50	150.00	7,500
5.5	Cartage and Packaging	hr	50	400.00	20,000

				Subtotal	39,740
5.0	Wall Cladding incl girts
5.1	Assume a crew of 4 tradesmen 8 Labourers for 5 shifts	shft	5
5.2	Crew Rate	hr		204.00
5.3	Assume job done in 5 shifts	hr	60	204.00	12,240
5.4	Cherry Picker c/w operator & dogman	hr	50	150.00	7,500
5.5	Cartage and Packaging	hr	50	400.00	20,000

				Subtotal	39,740
6.0	Structural Steel
6.1	Assume a crew of 4 tradesmen 8 Labourers for 5 shifts	shft	5
6.2	Crew Rate	hr		204.00
6.3	Assume job done in 5 shifts	hr	60	204.00	12,240
6.4	Cherry Picker c/w operator & dogman	hr	50	150.00	7,500
6.5	Crane c/w operator + dogman	hr	50	150.00	7,500
6.6	Cartage and Packaging	hr	50	400.00	20,000

				Subtotal	47,240

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.16 Plant Closure Costs — Workshops

				Unit	Total Cost
Item No.	Description of Work	Unit	Qty.	Cost	(PNG KINA)
7.0	Removal of Blockwork, Slab and rehabiliatation
7.1	Assume a crew of 1 L/H + 8 Labourers and 1 excavator for 5 days	shft	5
7.2	Crew Rate	hr		76.00
7.3	Assume job done in 5 shifts	hr	60	76.00	4,560
7.4	Excavator and hammer for 5 shifts	hr	50	369.77	18,488
7.5	Removal from site — assume 2 x D400 for 2 days	hr	40	315.85	12,634
7.6	Rehabilitation — Floor Area + 20%	m2	1,368	24.00	32,832

				Subtotal	68,514

				Totals	300,610
	Cost per sq metre			Sq/m Rate	263.69
	Floor Area = 57 x 20	1140
	*Rounded rate	264.00

				Unit	Total Cost
Item No.	Description of Work	Unit	Qty.	Cost	(PNG KINA)
OTHER BUILDINGS — Apply Square Metre Rate		m2		264.00
Admin Office, Laboratory, Construction Warehouse, Core Shed

2	Training W’shop Floor Area = 60x20	m2	1,300	264.00	343200

3	Oxygen Plant W’shop Floor Area = 31.5x17	m2	536	264.00	141372

4	Mill W’shop Floor Area = 12x12	m2	144	150.00	21600

5	Rubber Shop Floor Area = 12x12	m2	180	150.00	27000

6	Pagini W’shop Floor Area = 13x12	m2	156	150.00	23400

7	Rigging Store Floor Area = 13x12	m2	156	150.00	23400

	All Workshops			Totals	880,582

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.17 Plant Closure Costs — Electrical

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
ELECTRICAL
Primary Control Room, POX, Gold Recovery, Sea Water, Ore Reclaim, Filtered Water & Crusher Sub-Stations

SCOPE OF WORK
Items covered - 61,62,63,64,65
Dismantle and remove from site all mechanical equipment incl transformers and control rooms
Excavate and remove reinf. concrete footings etc
Excavate and remove U/G cables where practical
Make good site and rehabilitate
Allow for new power line from mine site gate to Put Put village
Allow to leave in place one switch room made up from demolished items

MATERIAL QUANTITIES
Configuration Details:
1	Primary Control Room
2	POX Dwg 134 - A - 001
2A	POX Extension Dwg 134 - C - 040
3	Filtered Water — Dwg 181 - A - 001
4	Sea Water — Dwg 183 - A - 001
5	Gold Recovery & Carbon Regeneration — Dwg 136 - A - 001
6	Ore Reclaim
7	Pilot Flotation Plant
8	Crusher
9	Training Centre
10	Main Cable Platform

Material Quantities:
1.0	Primary Control Room
1.1	Building is — x — O/A	m2	100
1.2	2 Level steel portal frame
1.3	24mm AC Floor on steel joists at 450mm crs

2	POX
2.1	Building is 35.43 x 6.4 O/A	m2	227
2.2	2 Level steel portal frame
2.3	24mm AC Floor on steel joists at 450mm crs
2.4	Metal Ext cladding, 6mm Versilux Int, Colourbond roof
2.5	19.07 x 3.8 Transformer enclosure with 2.8m High chainmesh fence
2.6	4 x Transformers in Conc Pits + Reactor Slab	m2	72
2.7	Switch Gear Dwg 181 - E - 101

2A	POX Extn
2A.1	Building is 12.0 x 6.4 O/A	m2	77
2A.2	2 Level steel portal frame
2A.3	24mm AC Floor on steel joists at 450mm crs
2A.4	Metal Ext cladding, 6mm Versilux Int, Colourbond roof

3	Filtered Water
3.1	Building is 13.23 x 4.5 O/A	m2	60

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.17 Plant Closure Costs — Electrical

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
3.2	2 Level steel portal frame
3.3	24mm AC Floor on steel joists at 450mm crs
3.4	Metal Ext cladding, 6mm Versilux Int, Colourbond roof
3.5	4.5 x 4.5 Transformer enclosure with 2.8m High chainmesh fence	m2	20
3.6	Switch Gear Dwg 181 - E - 101

4	Sea Water
3.1	Building is 14.75 x 4.5 O/A	m2	66
3.2	2 Level steel portal frame
3.3	24mm AC Floor on steel joists at 450mm crs
3.4	Metal Ext cladding, 6mm Versilux Int, Colourbond roof
3.5	14.75 x 6.0 Transformer enclosure with 2.8m High chainmesh fence	m2	89
3.6	3 x Transformers in Conc Pits + Reactor Slab
3.7	Switch Gear Dwg 181 - E - 101

5	Gold Recovery & Carbon Regeneration
5.1	Building is 19.925 x 6.1 O/A	m2	120
5.2	2 Level steel portal frame
5.3	24mm AC Floor on steel joists at 450mm crs
5.4	Metal Ext cladding, 6mm Versilux Int, Colourbond roof
5.5	5.5 x 4.5 Transformer enclosure with 2.8m High chainmesh fence	m2	25
5.6	Switch Gear Dwg 181 - E - 101
6.0	Ore Reclaim
7.0	Pilot Flotation Plant
8.0	Crusher
9.0	Training centre
10.0	Main Cable Platform

20.0	Total Area	m2	855

METHODOLOGY
Calculate Rate for one and apply to others
Utilise Crane to remove each section as it is dismantled and load staright onto trailer
Unload sections in laydown yard adjacent to wharf for shipping

PRODUCTIVITY
Primary Control Room
Allow 10 shifts to demolish
Assume one 45-tonne crane (c/w operator and dogman) is available.
Add 20% for weather impact
	Demolition period	shift	12
POX
Assume each can be dismantled in 7 shifts
Add 20% for weather impact
	Demolition period	shift	8
Others (incl POX Extn)
Assume each can be done in 5 shifts
Assume one 30-tonne crane (c/w operator and dogman) is available.
Add 20% for weather impacts on work operations
	Demolition Period	shift	6

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.17 Plant Closure Costs — Electrical

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1	Primary
	Assume a crew of 6 tradesmen 6 Labourers and 1 crane
1	Labour (6 tradesmen at 35 Kina/hr, 6 unskilled at 8 K/hr)	hr	144	258.00	37,152
1	30 Tonne Crane c/w operator & dogman	hr	120	160.00	19,200
1	Trailer to remove sections to lay down yard	hr	120	68.00	8,160
2	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	93,372
2	POX
	Assume a crew of 6 tradesmen 6 Labourers and 1 crane
2	Labour (6 tradesmen at 35 Kina/hr, 6 unskilled at 8 K/hr)	hr	96	258.00	24,768
2	30 Tonne Crane c/w operator & dogman	hr	80	160.00	12,800
	Trailer to remove sections to lay down yard	hr	80	68.00	5,440
2	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	71,868
3	Others (use POX rate above)
	POX Extn, Gold, Sea Water, Filter, Ore, Training, Crusher
3	Rate per Sub-Station	ea	7	71,868.00	503,076

				Subtotal	503,076
4	Others items

4	Power Line to Put Put	Item	1	200,000.00	200,000
3	Switch Room	Item	1	20,000.00	20,000

				Subtotal	220,000

5	Rehabilitation
	Assume footings demolished to ground level
	Rehab rate is taken from P&L Rates
5.1	Area of site — Floor Area + 50%	m2	1,283	24.00	30,795

				Subtotal	30,795

				Total (Kina)	919,111

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.18 Plant Closure Costs — Miscellaneous

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
MISCELLANEOUS ITEMS
Fencing & Security, Roads, Drainage, Main Wharf, Sewerage Plant, Poles, U/G cables etc

SCOPE OF WORK
Items covered - 41,42,44 + Other
Dismantle and remove from site all mechanical equipment and remaining services
Leave sewage system until last
Excavate and remove reinf. concrete footings etc to ground level
Excavate and remove U/G services
Make good site and rehabilitate
MATERIAL QUANTITIES
1	Sewage Plant — Dwg 225 - Y - 005
2	Sewage Pump Stations x 3 - Dwg 225 - FM - 001
3	Lay Down Yards
4	Fencing
5	Security
6	Fuel Station Dwg 192 - Y - 001
7	Main Wharf
8	Drainage
9	Roads
10	Incinerator

Material Quantities:
1.0	Sewage Plant
1.1	Assume break up and demolish and fill hole.
2.0	Sewage Pump Stations x 3
2.1	Assume break up and demolish and fill hole.
3	Lay Dow Yards
2.1	Assume remove to rubbish
4	Fencing
4	Rate per lin. Metre remove
5	Security
5	Remove to rubbish
6	Fuel Station
6.1	Area of Concrete Slab = 36 x 15
6.2	Allow to Remove contaminated soil
6.3	Allow to remove underground tanks and pipes
7	Main Wharf
7.1	Assume remains as is
8	Drainage
8.1	Assume minimum work
9	Roads
9.1	Assume minimum work
10	Incinerator
10.1	Assume in last lot to be dismantled
10.2	Assume in last lot to be dismantled

METHODOLOGY
Perform the work in sections so that the one crew handles all the conveyor sections.
Utilise Crane to remove each section as it is dismantled and load straight onto trailer
Unload sections in laydown yard adjacent to wharf for shipping

PRODUCTIVITY
1	Sewage Plant
Assume can be completed in 4 x 12-hour shifts.
Assume one 20-tonne crane (c/w operator and dogman) is available.
Assume Cat 330 Excavator and D400 dump truck available

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.18 Plant Closure Costs — Miscellaneous

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
	Add 20% for weather impact — total construction period
	Demolition period	shift	5

2	Sewage Pump Stations — All approx 4m deep
	Assume each can be completed in 2 x 12-hour shifts.
	Assume tops only demolished remainder backfillled
	Assume one 20-tonne crane (c/w operator and dogman) is available.
	Assume Cat 330 Excavator and D400 dump truck available
	Add 20% for weather impact — total construction period
	Demolition period	shift	7

3	Lay Down Yards
	Assume the lot can be loaded and carted in 6 shifts
	Assume one 20-tonne crane (c/w operator and dogman) is available.
	Assume Cat 330 Excavator and D400 dump truck available
	Add 20% for weather impact — total construction period
	Demolition period	shift	7

4	Fencing
	Assume all can be done in 4 shifts
	Add 20% for weather impact — total construction period
	Demolition period	shift	5

5	Security
	Assume the lot can be dismantled in 2 shifts
	Add 20% for weather impact — total construction period
	Demolition period	shift	3

6	Fuel Station
	Assume the installation can be removed in 1 shift
	Plus allow to break up Slab -	m2	468
	Plus allow to remove U/G pipes
	Plus allow to remove contaminated soil
	Demolition Period	shift	5

7	Main Wharf
	Assume Wharf will remain as is
	Fuel Installations removed in Tanks section
	No Other work

8&9	Roads + Drainage
	Assume Minimum Work
	Assume all can be done in 4 shifts
	Assume one Cat 330 Excavator (c/w operator) is available.
	Add 20% for weather impact — total construction period
	Demolition period	shift	5

10	Incinerator
	Assume it can be dismantled in 5 shifts
	Add 20% for weather impact — total construction period
	Demolition period	shift	6
	Building — allow Sq.m rate	m2	1,000

CREW OPERATIONS
	Crew Rates
1	Tradesmen — skilled	hr	35
2	Labourers — Leading Hand — Local	hr	12
3	Labourers — unskilled — Local	hr	8
4	Transport — Labourers	hr	10

1	Sewage Plant
	Assume a crew of 4 tradesmen 4 Labourers
1.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	60	172.00	10,320
1.2	18 Tonne Crane c/w operator & dogman	hr	50	175.00	8,750
1.3	Trailer to remove sections to lay down yard	hr	50	68.00	3,400

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.18 Plant Closure Costs — Miscellaneous

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
1.4	Cat 330 Excavator	hr	50	243.81	12,191
1.5	D400	hr	50	315.85	15,792

				Subtotal	50,453
2	Sewage Pump Stations
	Assume a crew of 4 tradesmen 4 Labourers
1.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	84	172.00	14,448
1.2	18 Tonne Crane c/w operator & dogman	hr	28	175.00	4,900
1.3	Trailer to remove sections to lay down yard	hr	28	68.00	1,904
1.4	Cat 330 Excavator	hr	35	243.81	8,533
1.5	D400	hr	35	315.85	11,055

				Subtotal	40,840
3	Lay Down Yards
	Assume a crew of 2 tradesmen 6 Labourers and 1 crane
3.1	Labour (2 Tradesmen at K 35/hr + 6 unskilled at 8 K/hr)	hr	84	118.00	9,912
3.2	18 Tonne Crane c/w operator & dogman	hr	70	175.00	12,250
3.3	Cat 330 Excavator	hr	70	243.81	17,067
3.4	D400	hr	70	315.85	22,109
3.5	Remove Footings (Excavator + Labour)	hr	12	481.00	5,772

				Subtotal	67,110
4	Fencing
	Assume a crew of 1 L/H + 6 Labourers
4.1	Labour (1 L/H at 12 Kina/hr, 6 unskilled at 8 K/hr)	hr	60	83.00	4,980
4.2	Cat 330 Excavator t pull posts	hr	50	243.81	12,191
4.3	D400	hr	50	315.85	15,792
4.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	61,823
5	Security
	Assume a crew of 1 L/H and 6 Labourers
5.1	Labour (1 L/H at 12 Kina/hr, 6 unskilled at 8 K/hr)	hr	36	83.00	2,988
5.2	Cat 330 Excavator	hr	36	243.81	8,777
5.3	D400	hr	30	315.85	9,475
5.4	Remove Footings (Excavator + Labour)	hr	30	481.00	14,430

				Subtotal	35,671
6.0	Fuel Station
	Assume a crew of 1 L/H and 6 Labourers
5.1	Labour (1 L/H at 12 Kina/hr, 6 unskilled at 8 K/hr)	hr	60	83.00	4,980
5.2	Cat 330 Excavator	hr	60	243.81	14,629
5.3	D400	hr	50	315.85	15,792
5.4	Remove Footings (Excavator + Labour)	hr	50	481.00	24,050

				Subtotal	59,451
8,9	Roads & Drainage
	Assume a crew of 1 L/H and 6 Labourers
5	Labour (1 L/H at 12 Kina/hr, 6 unskilled at 8 K/hr)	hr	60	83.00	4,980
5	Cat 330 Excavator	hr	50	243.81	12,191
5	D400	hr	50	315.85	15,792
5	Remove Footings (Excavator + Labour)	hr	50	481.00	24,050

				Subtotal	57,013
10	Incinerator
	Assume a crew of 4 tradesmen 4 Labourers
10.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	72	172.00	12,384
10.2	18 Tonne Crane c/w operator & dogman	hr	60	175.00	10,500
10.3	Trailer to remove sections to lay down yard	hr	60	68.00	4,080
10.4	Cat 330 Excavator	hr	60	243.81	14,629
10.5	D400	hr	60	315.85	18,951
10.6	Building	m2	1,000	203.25	203,250

				Subtotal	263,794
11	Rehab for all sites above	m2	100,000	24.00	2,400,000

				Total (Kina)	3,036,156

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.1.19 Plant Closure Costs — General and Overhead Cost Items

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
GENERAL AND OVERHEAD COST ITEMS
SCOPE OF WORK
	Assume a total construction duration of 365 days (with concurrent work on different channel sections).
	Assume demolition project manager arrive onsite 1 month prior to commencement and departs on completion
	Assume the project manager and site engineer rotate on a FIFO basis of 3 weeks on/off
	Assume a full time national assistant engineer on site 4wks on 2wks off, primarily for QA/QC duties.
	All travel, accommodation and messing costs for construction manager, site engineer and assistant engineer are assumed provided by LMC.

8.1	Project Manager (AU$1,320/day)	days	182	3,300.00	600,600
8.2	Site Engineer (AU$1320/day)	days	182	3,300.00	600,600
8.3	As-Built Report at Completion of Work	ls	1	50,000.00	50,000
8.4	Local Assist Site Engineer	days	240	250.00	60,000
8.5	4WD Light Vehicle (local hire)	days	365	200.00	73,000
8.6	Survey Crew (LMC)	days	90	1,000.00	90,000

				Subtotal	1,474,200

				Total	1,474,200

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.0 Open Pit Mine Closure

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG Kina)

COST SUMMARY — Balance Date Closure 2004
1	PLANT WORKSHOP	ls	1	1,219,750	1,219,750
2	MINE OFFICES	ls	1	524,914	524,914
3	CRIB HUT	ls	1	486,676	486,676
4	BARGE WHARF	ls	1	1,490,442	1,490,442
5	SCREENING & DE-WATERING	ls	1	770,628	770,628
6	HEAVY MINING EQUIPMENT	ls	1	1,021,020	1,021,020
7	PIT SLOPES	ls	1	2,340,000	2,340,000
8	LOW GRADE STOCKPILES	ls	1	121,725,314	121,725,314
9	MINE ELECTRICAL	ls	1	51,727	51,727
10	MINE MISCELLANEOUS ITEMS	ls	1	315,685	315,685
11	MINE GENERAL AND OVERHEAD COSTS	ls	1	740,000	740,000

				Subtotal	130,686,156
	Contingency @ 20% (on all costs)	ls	1		26,137,231

	MINE SUMMARY			Total	156,823,388

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG Kina)

COST SUMMARY — Planned Closure Stage 1- 2022
1	PLANT WORKSHOP	ls	1	509,484	509,484
2	MINE OFFICES	ls	1	524,914	524,914
3	CRIB HUT	ls	1	486,676	486,676
4	BARGE WHARF	ls	1	1,490,442	1,490,442
5	SCREENING & DE-WATERING	ls	1	770,628	770,628
6	HEAVY MINING EQUIPMENT	ls	1	840,816	840,816
7	PIT SLOPES	ls	1	2,340,000	2,340,000
8	LOW GRADE STOCKPILES	ls	1	0	0

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.0 Open Pit Mine Closure

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG Kina)

9	MINE ELECTRICAL	ls	1	51,727	51,727
10	MINE MISCELLANEOUS ITEMS	ls	1	315,685	315,685
11	MINE GENERAL AND OVERHEAD COSTS	ls	1	740,000	740,000

				Subtotal	8,070,372
	Contingency @ 20% (on all costs)	ls	1		1,614,074

	MINE SUMMARY			Total	9,684,447

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG Kina)

COST SUMMARY — Planned Closure Stage 2 - 2040
1	REMOVE COFFER DAM	ls	1	4,785,108	4,785,108
2	HEAVY MINING EQUIPMENT	ls	1	180,204	180,204
3	PLANT WORKSHOP	ls	1	714,166	714,166
4	LOW GRADE STOCKPILE AND KAPIT VILLAGE RELOCATION	ls	1	39,111,600	39,111,600

				Subtotal	44,791,078
	Contingency @ 20% (on all costs)	ls	1		8,958,216

	MINE SUMMARY			Total	53,749,294

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
General Notes for Table IV.2.* Series
NOTES
Applicable to all worksheets
METHODOLOGY

These notes are applicable to all worksheets and are given here so as not to be repeated.

1	General Demolition

1.1	The scope of work includes all identified equipment and facilities to be removed to be generally demolished down to ground level, including all plinths and up stands. Concrete slabs and services below ground will remain.

1.2	The predominant method of material disposal from demolished buildings, facilities and equipment at the mine site is via direct placement / disposal into the mine pit base.

1.3	Material which poses a risk to health or the environment e.g. – tyres, electrical transformers, fuels, chemicals, re-agents and similar hazardous materials including – but not limited to — asbestos, ceramic fibre, chlorofluorocarbons (CFC’s), Polychlorobiphenyls (PCB’s), ‘radioactive materials or mercury – to be removed from the site and to be disposed of as directed by the Project Manager

1.4	Material agreed by LMC to be of value for re-use by the local indigenous population which can be viably retained will be stockpiled in defined locations for subsequent recovery by local residents.

1.5	External vendors removing selected items of salvageable material which have been sold to outside organisations who are to remove materials from site at their cost shall be treated as an outside contractor and shall complete all site and safety inductions and shall comply with all operating and safety proceedures applicable to the site

1.6	Ground slabs may remain. All reinforcing bars and anchor bolts shall be cut or ground flush with top of slab level.

Top of slab shall be deemed to be top of plinth in the case of large plinths,(i.e. where the plinth is actually the predominant upper surface level) with prevailing ground contours adjusted by filling and grading to suit such a surface level. It is assumed selected filing shall be stockpiled during mining operations

All areas shall be left suitable for access by vehicles or personnel without the risk of punctures or trip hazards.

1.7	Where existing ground slabs within former building footprints fall to sumps or trench drains, such sump or trench drain inverts shall be holed or cracked to ensure water cannot collect and then backfilled and compacted with clean fill to prevailing existing surface contours.

1.8	The adjacent surrounding ground shall be locally graded away from slabs to prevent ponding and to allow runoff to flow into existing stormwater ditches or drains around the demolition site.

1.9	All works shall comply with the Demolition Plan and Demolition Methodology Statement

2	Notes pertaining to Mine Demobilisation

2.1	It is assumed the low grade stockpiles viz. Kapit North, Kapit South and Harbour base will be relocated to Minifie Pit 31/12/2004

2.2	Allowance has been made for 25% of the Heavy Mining Equipment to remain in service until 2040 to load Low Grade ore.

2.3	It is assumed the Workshop will remain to service the equipment remaining in service until 2040

2.5	Based on information from Phil Welten, Mine Manager at time of writing, it is assumed the cost of opening a channel from the foreshore to Minifie will be undertaken as a part of mining operations and the gold bearing ore recovered from the cut will cover the cost of mining operations. The cost of opening a channel into Kapit pit will be a matter of opening a channel in the coffer dam and will present no problems and minor cost.

2.6	Base on item 2.5 it is assumed access from the low grade stockpile at Kapit village will be via a haul road around the western side of the open pits along a purpose left bench.

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.1 Plant Closure Costs — Plant Workshop

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
PLANT WORKSHOP
Plant Workshop, Hastings Warehouse, Tyre Shop, Wash Down bay, Zenex Offices & Workshop, Cement Store, Lakaka W’shop

SCOPE OF WORK
Items covered -
Dismantle and remove from site all Buildings, Mechanical Equipment, Offices, Store Rooms etc
Excavate and remove reinf. concrete plinths & footings etc
Make good site and rehabilitate

MATERIAL QUANTITIES
Configuration Details:
1	Plant Workshop
2	Hastings Deering W’hse
3	Tyre Shop
4	Wash Down Bay
5	Zenex Offices & Century W’shop
6	Zenex Workshop
7	Cement Store
8	Lakaka Workshop
9	Hydraulic Hose Shed

Material Quantities:
1	Plant Workshop
1.1	Steel Portal Frame Shed
1.2	Mezzazine Floor Offices
1.3	Ground Floor Storerooms
1.4	Gantry Crane
1.5	Crib Hut (3 x Demountables)
1.6	Laydownyard (6 x 20 foot containers)
1.7	Toilets
1.8	Waste Oil Containers
1.9	1 x U/G power supply
2.0	1 x U/G comms cable
2.1	1 x U/G Waste Oil Drainage line
2.2	1 x U/G Oil/Grease Cables
2.3	HD Concrete Floor

2.0	Hastings Deering Warehouse
2.1	Portal Frame Building + Racking
2.2	External Covered Racking
2.3	Tiolets
2.4	Compressor

3	Tyre Shop
3.1	Shed consisting of Truss Rafters on Shipping Containers
3.2	4 x Containers
3.3	1 x Concrete floor

4	Wash Down Bay
4.1	Steel walkway, access ladders & hand rails
4.2	Compressed air
4.3	Concrete silt trap
4.4	Concrete floor

5	Zenex Building - Offices + Century W’shop
5.1	Steel Portaf Frame Building
5.2	Block Offices at Front (Zenex)
5.3	Mezzanine Offices at Rear (Century)
5.4	Chemical StorageArea
5.5	Toilet

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.1 Plant Closure Costs — Plant Workshop

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
5.6	Crib Room

6	Zenex Workshop
6.1	Steel Portal Frame Building
6.2	Office
6.3	Store Room
6.4	Concrete Floor

7	Cement & Drilling Mud Storage
7.1	Steel Portal Frame Building
7.2	Offfice
7.3	Store Room
7.4	Concrete Floor

8	Lakaka Workshop
8.1	Steel Portal Frame Building
8.2	Gantry Crane
8.3	Office & Toilets
8.4	Septic Tank
Concrete Floor

9.0	Hydraulic Hose Shed
9.1	3 x 20 foot container
9.2	Skillion Roof
9.3	Concrete Floor

PRODUCTIVITY
1	Plant Workshop
Assume the stucture can be dismantled and stacked in 30 shifts.
Assume 1x60 tonne crane (c/w operator and dogman) is available.
Assume one prime mover + trailer is used to move material to lay down yard
	Add 20% for weather impact - total construction period	shift	36

2	Hastings Warehouse
Assume the stucture can be dismantled and stacked in 12 shifts.
Assume 1x45 tonne crane (c/w operator and dogman) is available.
Assume one prime mover + trailer is used to move material to lay down yard
	Add 20% for weather impact - total construction period	shift	14

3	Tyre Shop
Assume the stucture can be dismantled and stacked in 2 shifts.
Assume 1x30 tonne crane (c/w operator and dogman) is available.
Assume one prime mover + trailer is used to move material to lay down yard
	Add 20% for weather impact - total construction period	shift	3

4	Wash Down Bay
Assume the stucture can be dismantled and stacked in 2 shifts.
Assume 1x16 tonne crane (c/w operator and dogman) is available.
Assume one prime mover + trailer is used to move material to lay down yard
Allow for Cat330 + Rock Breaker for 2 shifts to demolish concrete
Allow for Cat330 + D400 for 2 shifts to remove rubble
	Add 20% for weather impact - total construction period	shift	7

5	Zenex Building - Offices + Century W’shop
Assume the stucture can be dismantled and stacked in 5 shifts.
Assume 1x45 tonne crane (c/w operator and dogman) is available.
Assume one prime mover + trailer is used to move material to lay down yard
	Add 20% for weather impact - total construction period	shift	6

6	Zenex Workshop
Assume the stucture can be dismantled and stacked in 4 shifts.
Assume 1x45 tonne crane (c/w operator and dogman) is available.
Assume one prime mover + trailer is used to move material to lay down yard
	Add 20% for weather impact - total construction period	shift	5

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.1 Plant Closure Costs — Plant Workshop

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
7	Cement & Drilling Mud Storage
	Assume the stucture can be dismantled and stacked in 3 shifts.
	Assume 1x30 tonne crane (c/w operator and dogman) is available.
	Assume one prime mover + trailer is used to move material to lay down yard
	Add 20% for weather impact - total construction period	shift	4

8	Lakaka Workshop
	Assume the stucture can be dismantled and stacked in 5 shifts.
	Assume 1x30 tonne crane (c/w operator and dogman) is available.
	Assume one prime mover + trailer is used to move material to lay down yard
	Add 20% for weather impact - total construction period	shift	6

9.0	Hydraulic Hose Shed
	Assume the stucture can be dismantled and stacked in 3 shifts.
	Assume 1x30 tonne crane (c/w operator and dogman) is available.
	Assume one prime mover + trailer is used to move material to lay down yard
	Add 20% for weather impact - total construction period	shift	4

CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10
1	Plant Workshop
	Assume a crew of 8 tradesmen 8 Labourers
1.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	432	172.00	74,304
1.2	60 Tonne Crane with operator + dogman	hr	360	135.00	48,600
1.3	Prime Mover + Trailer	hr	360	68.00	24,480
1.4	250 Tonne Crane to remove Gantry - 2 shfts	hr	24	400.00	9,600
1.5	Low Loader + Prime Mover	hr	12	80.00	960
1.6	Remove Footings above GL	hr	60	481.00	28,860
1.7	Remove Waste Oil Storage Isotainers to Incinerator - 1 shift	hr	12	203.00	2,436

				Subtotal	189,240
2	Hastings Warehouse
	Assume a crew of 6 tradesmen 6 Labourers
2.1	Labour (6 tradesmen at 35 Kina/hr, 6 unskilled at 8 K/hr)	hr	168	258.00	43,344
2.2	45 Tonne Crane with operator + dogman	hr	140	260.00	36,400
2.3	Prime Mover + Trailer	hr	140	68.00	9,520
2.4	Remove Footings above GL	hr	12	481.00	5,772

				Subtotal	95,036
3	Tyre Shop
	Assume a crew of 2 tradesmen 4 Labourers
3.1	Labour (2 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	36	102.00	3,672
3.2	30 Tonne Crane with operator + dogman	hr	30	160.00	4,800
3.3	Prime Mover + Trailer	hr	30	68.00	2,040
3.4	Remove Footings above GL	hr	12	481.00	5,772

				Subtotal	16,284
4	Wash Down Bay
	Assume a crew of 2 tradesmen 4 Labourers
4.1	Labour (2 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	84	102.00	8,568
4.2	16 Tonne Crane with operator + dogman	hr	12	70.00	840
4.3	Prime Mover + Trailer	hr	70	68.00	4,760
4.4	Cat330 with Rock Breaker	hr	24	369.77	8,874
4.5	Cat 330 + D400	hr	24	559.66	13,432
4.6	Cat 330 + D400 to backfill	hr	12	559.66	6,716

				Subtotal	43,190
5	Zenex Building - Offices + Century W’shop
	Assume a crew of 6 tradesmen 6 Labourers
5.1	Labour (6 tradesmen at 35 Kina/hr, 6 unskilled at 8 K/hr)	hr	72	258.00	18,576
5.2	45 Tonne Crane with operator + dogman	hr	60	260.00	15,600
5.3	Prime Mover + Trailer	hr	60	68.00	4,080

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.1 Plant Closure Costs — Plant Workshop

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
5.4	Remove Footings above GL	hr	12	481.00	5,772

				Subtotal	44,028
6	Zenex Workshop
	Assume a crew of 6 tradesmen 6 Labourers
6.1	Labour (6 tradesmen at 35 Kina/hr, 6 unskilled at 8 K/hr)	hr	60	258.00	15,480
6.2	45 Tonne Crane with operator + dogman	hr	50	260.00	13,000
6.3	Prime Mover + Trailer	hr	50	68.00	3,400
6.4	Remove Footings above GL	hr	12	481.00	5,772

				Subtotal	37,652
7	Cement & Drilling Mud Storage
	Assume a crew of 6 tradesmen 6 Labourers
7.1	Labour (6 tradesmen at 35 Kina/hr, 6 unskilled at 8 K/hr)	hr	48	258.00	12,384
7.2	45 Tonne Crane with operator + dogman	hr	40	260.00	10,400
7.3	Prime Mover + Trailer	hr	40	68.00	2,720
7.4	Remove Footings above GL	hr	12	481.00	5,772

				Subtotal	31,276
8	Lakaka Workshop
	Assume a crew of 6 tradesmen 6 Labourers
8.1	Labour (6 tradesmen at 35 Kina/hr, 6 unskilled at 8 K/hr)	hr	72	258.00	18,576
8.2	60 Tonne Crane with operator + dogman	hr	60	70.00	4,200
8.3	Prime Mover + Trailer	hr	60	68.00	4,080
8.4	Remove Footings above GL	hr	12	481.00	5,772

				Subtotal	32,628
9.0	Hydraulic Hose Shed
	Assume a crew of 2 tradesmen 4 Labourers
8.1	Labour (2 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	48	102.00	4,896
8.2	16 Tonne Crane with operator + dogman	hr	40	70.00	2,800
8.3	Prime Mover + Trailer	hr	40	68.00	2,720

				Subtotal	10,416
10	Rehabilitation
	Assume footings demolished to ground level in each item above
	Rehab rate is taken from P&L Rates
10.1	Area of site	m2	30,000	24.00	720,000

				Subtotal	720,000

				Total	1,219,750

2022 Closure
	Assume Plant Workshop, Hastings Warehouse, Tyre Bay, Wash Down Bay and Hyd Hose shed will remain to service plant handling low grade ore.
5	Zenex Building - Offices + Century W’shop				44,028
6	Zenex Workshop				37,652
7	Cement & Drilling Mud Storage				31,276
8	Lakaka Workshop				32,628
10	Rehabilitation (50%)				360,000

				Total	505,584
2040 Closure
	Assume Plant Workshop, Hastings Warehouse, Tyre Bay, Wash Down Bay and Hyd Hose shed will be removed.
1	Plant Workshop				189,240
2	Hastings Warehouse				95,036
3	Tyre Shop				16,284
4	Wash Down Bay				43,190
9	Hydraulic Hose Shed				10,416
10	Rehabilitation (50%)				360,000

				Total	714,166

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.2 Plant Closure Costs — Mine Offices

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
MINE OFFICES
Mine Offices, Environment Offices, Toilet Block, Conference Room, Containers
SCOPE OF WORK
Items covered -
Dismantle and remove from site all Buildings, Offices, Store Rooms etc
Excavate and remove reinf. concrete plinths & footings etc
Make good site and rehabilitate

MATERIAL QUANTITIES
Configuration Details:
1	Mine Offces
2	Environment Offces
3	Toilet block
4	Conference Room
5	Geotech Containers
6	Other Containers
7	Lay Down Yard
Material Quantities:
1	Mine Offices
1	Office Block - 30m x 20m
1.1	Calculate Demolition Rate for one & apply to others	m2
1.2	1 x U/G Power Supply
1.3	1 x U/G Water Supply
1.4	1 x U/G Comms Network line
1.5	1 x U/G Comms Phone line
1.6	1 x Fixed Hut (Soils Lab)
1.7	1 x Office Furniture (Tables/Chairs/Computers)
1.8	1 x 5000 L bushman tank
1.9	1 x Phone Line (Office-Orica)

2.0	Environment Offices
2.1	Office Block - 33m x 20m
2.2	External Covered Racking
2.3	Toilets
2.4	Compressor

3.0	Toilet Block
3.1	Prefab Panel Block 9m x 4m
3.2	Fittings
3.3	Concrete floor

4.0	Conference Room
Timber Frame hard Plank & Versilux Block 9m x 4m
Furniture
Concrete floor

5.0	Geotech Containers & Dewatering Office
5.1	Containers
5.2	Timber framed roof & Office
5.3	Storage area
5.4	Concrete Floor

PRODUCTIVITY
1	Mining Office
Calculate the Sq Metre rate for this building and apply to others
2	Conveyor CV001
Assume 6 x 3m std modules can be dismantled and stacked in a 12-hour shift.
No of Std 3m modules

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.2 Plant Closure Costs — Mine Offices

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
	No of special modules
	No of shifts required
	Assume one 30-tonne crane (c/w operator and dogman) is available.
	Assume one prime mover + trailer is used to move material to lay down yard
	Add 20% for weather impacts on work operations.
	Total construction period
CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1.0	Remove Internal Fittings
1.1	Assume a demolition crew of 4 tradesmen 8 Labourers for 2 shifts	shift	2
1.2	Crew rate	hr		204.00
1.3	Labour Costs	hr	24	204.00	4,896
1.4	18 Tonne Crane c/w operator & dogman	hr	20	175.00	3,500
1.5	Prime mover + Trailer	hr	20	68.00	1,360

				Subtotal	9,756
2.0	Internal Ceilings
2.1	Assume a demolition crew of 4 tradesmen 8 Labourers for 3 shifts	shift	3
2.2	Crew rate	hr		204.00
2.4	Labour Costs	hr	36	204.00	7,344
2.5	18 Tonne Crane c/w operator & dogman	hr	30	175.00	5,250
2.6	Prime mover + Trailer	hr	30	68.00	2,040

				Subtotal	14,634
3.0	Electrical Fittings
3.1	Assume a crew of 2 tradesmen 4 Labourers for 3 shifts	shift	3
3.2	Crew Rate	hr		102.00
3.3	Labour Costs	hr	36	102.00	3,672
3.4	Prime mover + Trailer	hr	30	68.00	2,040

				Subtotal	5,712
4.0	Plumbing Fittings
4.1	Assume a crew of 2 tradesmen 4 Labourers for 2 shifts	shift	2
4.2	Crew Rate	hr		102.00
4.3	Labour Costs	hr	24	102.00	2,448
4.5	Prime mover + Trailer	hr	20	68.00	1,360

				Subtotal	3,808
5.0	Roofing incl gutters, down pipes, & purlins
5.1	Assume a crew of 4 tradesmen 8 Labourers for 3 shifts	shift	3
5.2	Crew Rate	hr		204.00
5.3	Labour Costs	hr	36	204.00	7,344
5.4	16 tonne Crane + Operator & Dogman	hr	36	70.00	2,520
5.5	Prime mover + Trailer	hr	36	68.00	2,448

				Subtotal	12,312
5.0	Wall Cladding
5.1	Assume a crew of 4 tradesmen 8 Labourers for 3 shifts	shift	3
5.2	Crew Rate	hr		204.00
5.3	Labour Costs	hr	36	204.00	7,344
5.5	Prime mover + Trailer	hr	30	68.00	2,040

				Subtotal	9,384
6.0	Framing
6.1	Assume a crew of 4 tradesmen 8 Labourers for 3 shifts	shift	3
6.2	Crew Rate	hr		204.00
6.3	Labour Costs	hr	36	204.00	7,344
6.5	Crane c/w operator + dogman	hr	30	70.00	2,100
6.6	Prime mover + Trailer	hr	30	68.00	2,040

				Subtotal	11,484

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.2 Plant Closure Costs — Mine Offices

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)

				Total	67,090
	Total Floor Area	m2			600
	Rate per Square Metre (rounded)	m2			112
OTHER BUILDINGS - Apply Square Metre Rate		m2		m2
Env Office, Toilets, Conf Room

2	Env Offices
	Floor Area = 33 x 20	m2	660	112.00	73920

3	Toilet Block
	Floor Area = 9 x 4	m2	36	112.00	4032

4	Conf Room
	Floor Area =9 x 4	m2	36	112.00	4032

5	Remove Geotech Containers
	Assume a crew of 2 tradesmen 4 Labourers - 2 shifts
5.1	Labour (2 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	24	102.00	2,448
5.2	30 Tonne Crane with operator + dogman	hr	24	160.00	3,840
5.3	Prime Mover + Trailer	hr	24	68.00	1,632

6	Remove Other Containers
	Assume a crew of 2 tradesmen 4 Labourers - 2 shifts
5.1	Labour (2 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	24	102.00	2,448
5.2	30 Tonne Crane with operator + dogman	hr	24	160.00	3,840
5.3	Prime Mover + Trailer	hr	24	68.00	1,632

				Subtotal	97,824
7	Rehabilitation
	Assume footings demolished to ground level in each item above
	Rehab rate is taken from P&L Rates
7.1	Area of site	m2	15,000	24.00	360,000

				Subtotal	360,000

				Total	524,914

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.3 Plant Closure Costs — Crib Hut, Fuel Station

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
CRIB HUT
Crib Hut, Fuel Station, Lakaka Crb Hut & Site Office
SCOPE OF WORK
Items covered -
Dismantle and remove from site all Buildings associated with LMC & Lakaka Crib Huts, the Fuel Station etc
Excavate and remove reinf. concrete footings etc
Make good site and rehabilitate
MATERIAL QUANTITIES
Configuration Details:
1	LMC Crib Hut
2	Fuel Station	lm	78
3	Lakaka Crib Hut

Material Quantities:

1.0	Crib Hut — Fuel Farm
1 x Building (Crib Hut)
1 x U/G Power Source
1 x U/G Water Source
1 x Dispatch Radio Cable
2 x 5000 Litre Bushman water tanks
1 x Fuel Pump
1 x Sewage Tank
4 x 40000 Litre Diesel Tanks
1 x 3 inch U/G steel pipe fuel line from fuel farm to refill point
2 x portable toilets
2 x UG Power Supply (PW19subs to Sec Gate Main sub)

2.0	Fuel Station
2 x Fuel Pump Switches (electrical)
2 x U/G Water lines for washing
1 x UG Power Supply (cable)
4 x lighting plant to Rom (Fuel Island to Rom entrance)
1 x Concrete fueling floor
1 x 10,000 litres o/head fuel tank
1 x Fuel line (4 x containers to Refill point)

3.00	Lakaka Crib Hut & Site Offices
1 x Building (Crib Hut)
1 x U/G Power Source
1 x U/G Water Source
1 x Dispatch Radio Cable
2 x 5000 Litre Buchman water tanks
1 x Fuel Pump
1 x Sewage Tank
4 x 40000 Litre Diesel Tanks
1 x 3 inch U/G steel pipe fuel line from fuel farm to refill point
2 x portable toilets
2 x UG Power Supply (PW19subs to Sec Gate Main sub)

PRODUCTIVITY
1	Crib Hut — Fuel farm
Assume it can be dismantled and stacked in 10 shifts.
Assume 1x60 tonne crane (c/w operator and dogman) is available.
Assume one prime mover + trailer is used to move material to lay down yard
Assume one prime mover and low loader is used to move material to lay down yard
	Add 20% for weather impact — total construction period	shft	12

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.3 Plant Closure Costs — Crib Hut, Fuel Station

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
2	Fuel Station
	Assume it can be dismantled in 3 x 12-hour shifts.
	Assume one 30-tonne crane (c/w operator and dogman) is available.
	Assume one prime mover + trailer is used to move material to lay down yard
	Add 20% for weather impacts on work operations.
	Total construction period	shft	4
3	Lakaka Crib Hut & Site Offices
	Assume all can be dismantled in 3 x 12-hour shifts.
	Assume one 30-tonne crane (c/w operator and dogman) is available.
	Assume one prime mover + trailer is used to move material to lay down yard
	Add 20% for weather impacts on work operations.
	Total construction period	shft	4

CREW OPERATIONS
	Crew Rates
1	Tradesmen — skilled	hr	35
2	Labourers — Leading Hand — Local	hr	12
3	Labourers — unskilled — Local	hr	8
4	Transport — Labourers	hr	10

1	Crib Hut — Fuel farm
	Assume a crew of 6 tradesmen 6 Labourers
1.1	Labour (6 tradesmen at 35 Kina/hr, 6 unskilled at 8 K/hr)	hr	144	258.00	37,152
1.2	60 Tonne Crane with operator + dogman	hr	120	135.00	16,200
1.3	Prime Mover + Trailer	hr	60	68.00	4,080
1.4	Prime Mover + Low Loader	hr	60	80.00	4,800
1.5	Cat 330 Excavator + D400 to remove contaminated soil	hr	12	559.66	6,716
1.6	Remove Footings above GL	hr	12	481.00	5,772

				Subtotal	74,720
2	Fuel Station
	Assume a crew of 4 tradesmen 4 Labourers
1.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	48	172.00	8,256
1.2	60 Tonne Crane with operator + dogman	hr	40	135.00	5,400
1.3	Prime Mover + Trailer	hr	40	68.00	2,720
1.4	Cat 330 Excavator + D400 to remove contaminated soil	hr	12	559.66	6,716
1.5	Remove Footings above GL	hr	12	481.00	5,772

				Subtotal	28,864
3	Lakaka Crib Hut & Site Offices
	Assume a crew of 4 tradesmen 4 Labourers
1.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	48	172.00	8,256
1.2	60 Tonne Crane with operator + dogman	hr	40	135.00	5,400
1.3	Prime Mover + Trailer	hr	40	68.00	2,720
1.4	Cat 330 Excavator + D400 to regrade site	hr	12	559.66	6,716

				Subtotal	23,092
4	Rehabilitation
	Assume footings demolished to ground level in each item above
	Rehab rate is taken from P&L Rates
4.1	Area of site	m2	15,000	24.00	360,000

				Subtotal	360,000

				Total	486,676

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.4 Plant Closure Costs — Barge Wharf

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
BARGE WHARF
Barge Wharf, Services, Dispatch Hut, etc
SCOPE OF WORK
Items covered —
Dismantle and remove from site all Buildings, Mechanical Equipment, Offices, etc
Excavate and remove reinf. concrete plinths & footings etc
Make good site and rehabilitate

MATERIAL QUANTITIES
Configuration Details:
1	Barge Wharf
2	Barge Services
3	Dispatch Hut

Material Quantities:
1	Barge Wharf & Services
1	2 x Wharves (W1 and W2)
1.2	8 x Lighting Plants
1.3	1 x Toilet
1.4	1 x Water Tank (2000 litres)
1.5	1 x U/G Power Supply to Wharf
1.6	2 x Portable containers (Wharf Controller + Welder)
1.7	1 x 40,000 litre barge fuel tank
1.8	1 x mini Fuel Pump
1.9	1 x Geotech pizo pont (Coastal Pit Road, left side)
2.0	1 x O/H Power line from Tunnel to Inpit and 6MGW — Phase 5N
2.1	1 x O/H Comms line from Tunnel to 6MW Phase 5N
2.2	1 x O/H Power from Mill to town (11KV line)

2.0	Dispatch Hut
2.1	Dispatch Building
2.2	Services

PRODUCTIVITY
1	Barge Wharf & Services
Assume it all can be dismantled and stacked in 20 shifts.
Assume 1x45 tonne crane (c/w operator and dogman) is available.
Assume 1x60 tonne crane (c/w operator and dogman) is available.
Assume one prime mover + trailer is used to move material to lay down yard
Assume one prime mover and low loader is used to move material to lay down yard
	Add 20% for weather impact — total construction period	shift	24

2	Disatch
Assume it all can be dismantled and stacked in 10 shifts.
Assume 1x60 tonne crane (c/w operator and dogman) is available.
Assume one prime mover + trailer is used to move material to lay down yard
	Add 20% for weather impact — total construction period	shift	24

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.4 Plant Closure Costs — Barge Wharf

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10
1	Barge Wharf & Services
	Assume a crew of 8 tradesmen 8 Labourers
1.1	Labour (8 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	288	344.00	99,072
1.2	60 Tonne Crane with operator + dogman	hr	240	135.00	32,400
1.3	Prime Mover + Trailer	hr	240	68.00	16,320
1.4	250 Tonne Crane to remove loading bays - 6 shfts	hr	72	400.00	28,800
1.5	Low Loader + Prime Mover	hr	72	80.00	5,760
1.6	Remove Footings above GL	hr	60	481.00	28,860
1.7	Remove Tanks - 1 shift	hr	12	203.00	2,436

				Subtotal	213,648
2	Disatch
	Assume a crew of 4 tradesmen 4 Labourers
1.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	288	64.00	18,432
1.2	60 Tonne Crane with operator+dogman	hr	240	135.00	32,400
1.3	Prime Mover + Trailer	hr	240	68.00	16,320
1.4	Cat 330 Excavator + D400 to remove contaminated soil	hr	12	559.66	6,716
1.5	Cat 330 to Re - grade site	hr	12	243.81	2,926

				Subtotal	76,794
3	Rehabilitation
	Assume footings demolished to ground level in each item above
	Rehab rate is taken from P&L Rates
3.1	Area of site	m2	50,000	24.00	1,200,000

				Subtotal	1,200,000

				Total	1,490,442

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.5 Plant Closure Costs — Screening and Dewatering

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
SCREENING & DE-WATERING
Screening Plant, De-Watering Wells
SCOPE OF WORK
Items covered —
Dismantle and remove from site all mechanical equipment incl Screening Plant, Stockpiles, De-Watering Bores etc
Excavate and remove reinf. concrete footings etc
Make good site and rehabilitate

MATERIAL QUANTITIES
Configuration Details:
1	De—Watering Wells
2	Screening Plant	lm	78
3	Stockpiles

Material Quantities:
1	Dewatering Wells
1.1	PW20,21,13
3 x 11KV Transformers
3 x wells (pump unit inside)
3 x 7 inch exit hot water pipe lines

1.2	PW12 Area
2 x 11KV Transformers (1 for PW11)
1 x 11KV Substation (for 4 x PWs)
1 x well (pump inside)
1 x exit end 20m length x 500mm H/W burried

1.30	PW17 Area
1 x 11KV Transformers (for PW17)
1 x well (pump inside)
1 x Hot Water Pipe line

1.40	PW19 and Main Subs
1 x 11KV Transformer (for PW19-pumping)
2 x 11KV Transformers (for PW3A, 4 not running)
6 x 11KV Transformers (spare)
4 x well (PW01A,PW02A,PW03A,PW04,- abandoned - water level measures only)
1 x well (PW15 - waiting parts)
1 x well (PW19 pump inside - working)

2	Lakaka Crushing Plant
2.1	1 x Crusher Plant
2.2	1 x Screen Plant
2.3	1x Stockpile

PRODUCTIVITY
1	Dewatering Wells
Assume only time required is to remove transformers
	No of shifts required	shift	6
Assume 1x30 tonne crane (c/w operator and dogman) is available.
Assume one prime mover + trailer is used to move material to lay down yard
2	Lakaka Crushing Plant
Assume all can be dismantled and stacked in 3 x 12-hour shift.
Assume one 30-tonne crane (c/w operator and dogman) is available.
Assume one prime mover + trailer is used to move material to lay down yard

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.5 Plant Closure Costs — Screening and Dewatering

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
	Add 20% for weather impacts on work operations.
	Total construction period	shift	6

CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1	Dewatering Wells
	Assume wells will be cut down and capped as part of mining operations.
	Remove Transformers
	Remove Pumps-assume done by Schlumberger
1.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	72	172.00	12,384
1.2	30 Tonne Crane with operator + dogman	hr	60	160.00	9,600
1.3	Prime Mover + Trailer	hr	60	68.00	4,080

				Subtotal	26,064

2	Lakaka Crushing Plant
	Assume a crew of 4 tradesmen 4 Labourers
2.1	Labour (4 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	72	172.00	12,384
2.2	60 Tonne Crane with operator + dogman	hr	60	135.00	8,100
2.3	Prime Mover + Trailer	hr	60	68.00	4,080

				Subtotal	24,564

3	Rehabilitation
	Assume footings demolished to ground level in each item above
	Rehab rate is taken from P&L Rates
3.1	Area of site	m2	30,000	24.00	720,000

				Subtotal	720,000

				Total	770,628

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.6 Plant Closure Costs — Heavy Mine Equipment

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
HEAVY MINING EQUIPMENT
Shovels, Trucks, Excavators etc
SCOPE OF WORK
Items covered -
Dismantle and remove from site all Heavy Mining Equipment
Assume delivered to lay down yard at Wharf for dismantling & removal
Make good site and rehabilitate

MATERIAL QUANTITIES
Configuration Details:
1	RH 200 Shovels
2	Cat 785 Trucks
3	Cat 777 Trucks
4	Cat 375 Excavators
5	Cat D10 Dozers
6	Drills
7	Graders
8	Loaders

Material Quantities:
1	Heavy Equipment
1	RH 200 Shovels
1.2	Cat 785 Trucks
1.3	Cat 777 Trucks
1.4	Cat 375 Excavators
1.5	Cat D10 Dozers
1.6	Drills
1.7	Graders
1.8	Loaders

PRODUCTIVITY
1	Heavy Equipment
Assumeall oils & klubricants have to be drained and removed to incinerator
Assume 1x45 tonne crane (c/w operator and dogman) is available.
Assume 1x60 tonne crane (c/w operator and dogman) is available.
Assume one prime mover + trailer is used to move material to lay down yard
Assume one prime mover and low loader is used to move material to lay down yard
Add 20% for weather impact - total construction period
	Total construction period	days	30

CREW OPERATIONS
Crew Rates
1	Expat Supervisor	hr	120
2	Tradesmen-skilled	hr	35
3	Labourers-Leading Hand - Local	hr	12
4	Labourers-unskilled - Local	hr	8
5	Transport-Labourers	hr	10

1	Heavy Equipment
Assume a crew of One Expat Supervisor + 8 tradesmen 8 Labourers per shift
1.1	Labour (1 Supervisor + 8 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	720	464.00	334,080
1.2	60 Tonne Crane with operator + dogman	hr	720	135.00	97,200
1.3	Prime Mover + Trailer	hr	720	68.00	48,960

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.6 Plant Closure Costs — Heavy Mine Equipment

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
1.4	250 Tonne Crane	hr	360	400.00	144,000
1.5	Low Loader + Prime Mover	hr	720	80.00	57,600
1.6	Remove Waste Oil Storage Isotainers to Incinerator — 1 shift	hr	192	203.00	38,976

				Subtotal	720,816
2	Rehabilitation
	Assume footings demolished to ground level in each item above	m2	5,000	24.00	120,000

	Rehab rate is taken from P&L Rates			Subtotal	120,000

				Total	840,816
Planned Closure Stage 2 - 2040

3	Heavy Equipment handling Low Grade
	Assume 25% of equipment remains to do the work

3.1	Disposal Costs				180,204.00

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.7 Plant Closure Costs — Pit Slopes

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
PIT SLOPES
Rehabiliatation of Pit Sopes
SCOPE OF WORK
	Items covered -
	Rehabilitate Pit Slopes & Benches above MSL

MATERIAL QUANTITIES
	Configuration Details:
1	Minifie -
1.1	For 2004 Costs
1.2	Assume Rehab done down to 1052 Bench
1.3	Area between 1052 bench and 998RL	Ha	35
2	Lienetz -
2.1	For 2004 Costs
2.2	Assume Nil Rehab from top of cut to 998 Bench
2.3	Area between top of cut and 998RL — Phase 5	Ha	68
2.4	For 2022 Costs
2.5	Assume Rehab done during Mining Ops — Phase 9
2.6	All excavation to MSL complete by 2010
3	Kapit -
	For 2004 Costs — Nil
	For 2022 Costs -
	Area between top of cut and 998RL — complete by 2013
	Therefore Assume completed during Mining Phase

PRODUCTIVITY
1	Hydromulch
	Assume the productivity Rate is 20,000m2 per Mth.
	Area to Rehab in 2004 is 103 Ha
	Assume the crew consists of one sprayer plus one supervisor and 6 labourers.
	Add 20% for weather impact -
	Total Rehab period	Mths	52

CREW OPERATIONS
	Crew Rates
1	Tradesmen-skilled	hr	35
2	Labourers-Leading Hand - Local	hr	12
3	Labourers-unskilled - Local	hr	8
4	Transport-Labourers	hr	10
1	Slopes
	Allow the following Costs per Mth
1.1	Labour (1 Tradesman + 1 L/H at 12 Kina/hr, 6 unskilled at 8 K/hr)	hr	300	95.00	28,500
1.2	Materials	Mth	1	3,000.00	3,000
1.3	Sprayer	Day	30	100.00	3,000
1.3	4X4 Vehicle to carry materials	Day	30	100.00	3,000
1.4	Env Dept Supervision	Day	30	250.00	7,500

				Subtotal	45,000

2.0	Number of Mths	Mth	52	45,000.00	2,340,000

				Total	2,340,000

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.8 Plant Closure Costs — Low Grade Stockpiles

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
LOW GRADE STOCKPILES
Relocation of Stockpiles, Rehabiliatation of Pit Sopes and stockpile bases
SCOPE OF WORK
Items covered -
Kapit Nth Low Grade Stockpile
Harbour Base Stockpile
Kapit Sth Low Grade Stockpile

MATERIAL QUANTITIES
Configuration Details:
1	Kapit Nth
1.1	For 2004 Costs
1.2	Cheapest alternative is to spray with tunnel guard
1.3	Area as 31st December 2004	m2	577,000
2	Kapit Nth-Alternative
2.1	For 2004 Costs
2.2	The other alternative is to relocate to Minifie Pit
2.3	Volume as 31st December 2004	t	29,633,940
3	Harbour Base
3.1	For 2004 Costs
3.2	The cheapest alternative is spraying with Tunnel Guard
3.3	Area as 31st December 2004	m2	129,000
4	Harbour Base-Alternative
4.1	For 2004 Costs
4.2	The other alternative is to relocate to Minifie Pit
4.3	Volume as 31st December 2004	t	1,720,000
5	Kapit South
5.1	For 2004 Costs
5.2	Assuming the HDPE liner will remain as is
5.3	Therefore Assume cost is nil	m2	0
6	Kapit South-Alternative
6.1	The other alternative is to relocate to Minifie Pit
6.2	Volume as 31st December 2004	t	3,400,000

				Exch	PGK
				Rates	Rates
PRODUCTIVITY
1	Comparison of Costs based on LMC rates or Contract Rates
	Rate to cover with HDPE	m2 - US$	12.00	0.26	46.15
	Rate to cover with sprayed Tunnel Guard	m2 - AU$	8.00	0.40	20.00
	To Relocate to Minifie Pit — Rehandling Costs 31/12/04	t-US$	0.68	0.26	2.60

2	Rehabilitation of Stockpile bases
	Rip Compacted Ground	m2	500000	0.15	75000.00
	Treat with Lime	m2	500000	0.36	178500.00
	Load, Haul & Spread topsoil 200mmm thick	m2	500000	5.36	2680000
	Revegetate	m2	500000	1.08	540000
	Total	m2	500000		3473500
	Rate per Sqare Metre	m2		6.95

CREW OPERATIONS

1	Kapit Nth
	Comparison of costs
1.1	To Cover with HDPE	m2	577,000	46.15	26,630,769
1.2	To Cover with sprayed Tunnel Guard	m2	577,000	20.00	11,540,000
1.3	To relocate to Minifie	t	29,633,940	2.60	77,048,244
1.4	Rehabilitation of Stockpile base	m2	500,000	6.95	3,473,500

2	Harbour Base
	Comparison of costs

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.8 Plant Closure Costs — Low Grade Stockpiles

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
2.1	To Cover with HDPE	m2	129,000	46.15	5,953,846
2.2	To Cover with sprayed Tunnel Guard	m2	129,000	20.00	2,580,000
2.3	To relocate to Minifie	t	4,384,000	2.60	11,398,400
2.4	Removal of Stockpile base to RL 998.0	t	3,717,000	5.36	19,923,120

3	Kapit Sth
	Comparison of costs
1.1	Covered with HDPE already-cost is nil	m2	3,400,000	0.00	0
1.2	To Cover with sprayed Tunnel Guard	m2	172,000	20.00	3,440,000
1.3	To relocate to Minifie	t	3,400,000	2.60	8,840,000
1.4	Rehabilitation of Stockpile base	m2	150,000	6.95	1,042,050

4	Summary of Alternatives allowed - 2004 Closure
4.1	Kapit Nth-Relocate to Minifie Pit				77,048,244
4.2	Rehab stockpile base				3,473,500
4.3	Harbour Base-Relocate to Minifie Pit				11,398,400
4.4	Remove stockpile base to RL 998				19,923,120
4.5	Kapit Sth-Relocate to Minifie Pit				8,840,000
4.6	Rehab stockpile base				1,042,050
				Total	121,725,314

Planned Closure Stage 1 - 2022 - Ore to Process Plant

5	2022 Closure will Include Wild West Stockpile
5.1	Assume stockpile will be relocated into Pits
5.2	To relocate to Minifie or Lienetz	t	0	2.60	0
5.3	Rehabilitation of Stockpile base	m2	0	6.95	0

6	Kapit Sth Stockpile will be Mined Out
6.1	Costs for Kapit Sth Stockpile				0.00

7	Kapit Nth Stockpile will have been relocated to Kapit Village
7.2	Costs for Kapit Village Stockpile
	Relocate to Kapit Pit	t	0	2.60	0
	Rehabilitation of Base	m2	0	6.95	0

8	Net Costs for 2022 Closure
	Kapit Sth will have been mined out
	Kapit Nth will have been relocated to Kapit Village
	Kapit Village Costs				0
	Wild West Costs				0
	Harbour Base Costs				0

	Total				0

Planned Closure Stage 2 — 2040

9.0	Remove Coffer Dam
9.1	Excavate and remove to Kapit Pit	T	892,744	5.36	4,785,108
10.0	Stockpile Rehabilitation
10.1	Wild West Stockpile Rehab	m2	370,000	6.95	2,570,390
10.2	Kapit Village Stockpile Rehab	m2	670,000	6.95	4,654,490
10.3	Kapit Village Relocation				11,963,600
10.4	Remove stockpile base to RL 998	t	3,717,000	5.36	19,923,120

				TOTAL	39,111,600

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.9 Plant Closure Costs — Mine Electrical

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
MINE ELECTRICAL
Main Mine Site Control Room
SCOPE OF WORK
	Items covered
	Dismantle and remove from site all mechanical equipment incl transformers and control rooms
	Excavate and remove reinf. concrete footings etc
	Excavate and remove U/G cables where practical
	Make good site and rehabilitate

MATERIAL QUANTITIES
	Configuration Details:
1	Primary Control Room

	Material Quantities:
1.0	Primary Control Room
1.1	Building is 12.0 x 6.4 O/A	m2	77
1.2	2 Level steel portal frame
1.3	24mm AC Floor on steel joists at 450mm crs
1.4	Metal Ext cladding, 6mm Versilux Int, Colourbond roof

20.0	Total Area	m2	77

METHODOLOGY
	Calculate Rate for one and apply to others
	Utilise Crane to remove each section as it is dismantled and load staright onto trailer
	Unload sections in laydown yard adjacent to wharf for shipping

PRODUCTIVITY
	Primart Control Room
	Assume each can be done in 5 shifts
	Assume one 30-tonne crane (c/w operator and dogman) is available.
	Add 20% for weather impacts on work operations
	Demolition Period	shift	6

CREW OPERATIONS
	Crew Rates
1	Tradesmen-skilled	hr	35
2	Labourers-Leading Hand - Local	hr	12
3	Labourers-unskilled - Local	hr	8
4	Transport-Labourers	hr	10

1	Mine MCC
	Assume a crew of 2 tradesmen 4 Labourers and 1 crane
1.1	Labour (2 tradesmen at 35 Kina/hr, 4 unskilled at 8 K/hr)	hr	72	102.00	7,344
1.2	30 Tonne Crane c/w operator & dogman	hr	60	160.00	9,600
	Trailer to remove sections to lay down yard	hr	60	68.00	4,080
1.3	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	49,884

2	Rehabilitation
	Assume footings demolished to ground level
	Rehab rate is taken from P&L Rates
2.1	Area of site	m2	77	24.00	1,843

				Subtotal	1,843

				Total (Kina)	51,727

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.10 Plant Closure Costs — Mine Miscellaneous Items

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
MINE MISCELLANEOUS ITEMS
Fencing & Security, Roads, Drainage, Poles, U/G cables etc
SCOPE OF WORK
Items covered
Dismantle and remove from site all mechanical equipment and remaining services
Leave sewage system until last
Excavate and remove reinf. concrete footings etc to ground level
Excavate and remove U/G services
Make good site and rehabilitate

MATERIAL QUANTITIES
1	Fencing
2	Security
3	Fuel Station Dwg 192-Y-001
4	Main Wharf
5	Drainage
6	Roads

Material Quantities:
1	Fencing
Remove to rubbish
2	Security
Remove to rubbish
3	Roads
Assume minimum work
4	Drainage
Assume minimum work
METHODOLOGY
Perform the work in sections so that the one crew handles all sections.
Utilise Crane to remove each section as it is dismantled and load staright onto trailer
Unload sections in laydown yard adjacent to wharf for shipping

PRODUCTIVITY
1	Fencing
Assume all can be done in 4 shifts
Add 20% for weather impact-total construction period
	Demolition period	shift	4
2	Security
Assume the lot can be dismantled in 2 shifts
Add 20% for weather impact-total construction period
	Demolition period	shift	2
3&4	Roads + Drainage
Assume Minimum Work
Assume all can be done in 4 shifts
Assume one Cat 330 Excavator (c/w operator) is available.
Add 20% for weather impact-total construction period
	Demolition period	shift	4

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.10 Plant Closure Costs — Mine Miscellaneous Items

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)

CREW OPERATIONS
	Crew Rates
1	Tradesmen-skilled	hr	35
2	Labourers-Leading Hand Local	hr	12
3	Labourers-unskilled-Local	hr	8
4	Transport-Labourers	hr	10

1	Fencing
	Assume a crew of 1 L/H + 6 Labourers
1.1	Labour ( 1 L/H at 12 Kina/hr, 6 unskilled at 8 K/hr)	hr	48	60.00	2,880
1.2	Cat 330 Excavator to pull posts	hr	40	243.81	9,753
1.3	D400	hr	40	315.85	12,634
1.4	Remove Footings (Excavator + Labour)	hr	12	481.00	5,772

				Subtotal	31,038

2	Security
	Assume a crew of 1 L/H and 6 Labourers
2.1	Labour (1 L/H at 12 Kina/hr, 6 unskilled at 8 K/hr)	hr	24	60.00	1,440
2.2	Cat 330 Excavator	hr	24	243.81	5,852
2.3	D400	hr	20	315.85	6,317
2.4	Remove Footings (Excavator + Labour)	hr	12	481.00	5,772

				Subtotal	19,381

3,4	Roads & Drainage
	Assume a crew of 1 L/H and 6 Labourers
3.1	Labour (1 L/H at 12 Kina/hr, 6 unskilled at 8 K/hr)	hr	48	60.00	2,880
3.2	Cat 330 Excavator	hr	40	243.81	9,753
3.3	D400	hr	40	315.85	12,634
3.4	Rehabilitation	m2	10,000	24.00	240,000

				Subtotal	265,266

				Total (Kina)	315,685

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.2.11 Plant Closure Costs — Mine General and Overhead Costs

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
MINE GENERAL AND OVERHEAD COSTS
SCOPE OF WORK
	Assume a total construction duration of 365 days (with concurrent work on different channel sections).
	Assume demolition project manager arrive onsite 1 month prior to commencement and departs on completion
	Assume the project manager and site engineer rotate on a FIFO basis of 3 weeks on/off
	Assume a full time national assistant engineer on site 4wks on 2wks off, primarily for QA/QC duties.
	All travel and accommodation costs for construction manager are assumed to be covered by the hire rate.

8.1	Project Manager (AU$1,320/day)	days	90	3,300.00	297,000
8.2	Site Engineer (AU$1320/day)	days	90	3,300.00	297,000
8.3	As-Built Report at Completion of Work	1s	1	50,000.00	50,000
8.4	Local Assist Site Engineer	days	120	250.00	30,000
8.5	4WD Light Vehicle (local hire)	days	180	200.00	36,000
8.6	Survey Crew (LMC)	days	30	1,000.00	30,000

				Subtotal	740,000

				Total	740,000

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.3.0 Plant Closure Costs — Town Summary Costs

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG Kina)
COST SUMMARY 2004
1	TOWNSITE	1s	1	3,118,897	3,118,897
2	AIRPORT	1s	1	24,000	24,000
3	LONDONDOLOVIT WEIR	1s	1	126,484	126,484
4	MAIN ROADS	1s	1	258,140	258,140
5	QUARRIES	1s	1	801,468	801,468
6	TOWN ELECTRICAL	1s	1	145,700	145,700
7	TOWN MISCELLANEOUS ITEMS	1s	1	382,551	382,551
8	TOWN GENERAL AND OVERHEAD COSTS	1s	1	740,000	740,000

				Subtotal	5,597,240
	Contingency @ 20% (on all costs)	1s	1		1,119,448

	TOWN SUMMARY			Total	6,716,688

Reference Information:
-	Draft Klohn Crippen report “Mine Water and Sediment Management Plan — Pit Diversion Channel and Kapit Sediment Trap Design” — for format

-	currency conversions; Kina 1.00 = US$0.26 and 2044 Kina 1.00 = USS$0.32

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
General Notes for Table IV.3.* Series

NOTES
Applicable to all worksheets
METHODOLOGY
These notes are applicable to all worksheets and are given here so as not to be repeated.

1	General Demolition

1.1	The scope of work includes all identified equipment and facilities to be removed to be generally demolished down to ground level, including all plinths and up stands. Concrete slabs and services below ground will remain.

1.2	The predominant method of material disposal from demolished buildings, facilities and equipment at the mine site is via direct placement / disposal into the mine pit base.

1.3	Material which poses a risk to health or the environment — e.g. tyres, electrical transformers, fuels, chemicals, re-agents and similar hazardous materials including — but not limited to — asbestos, ceramic fibre, chlorofluorocarbons (CFC’s), Polychlorobiphenyls (PCB’s), ‘radioactive materials or mercury — to be removed from the site and to be disposed of as directed by the Project Manager

1.4	Material agreed by LMC to be of value for re-use by the local indigenous population which can be viably retained will be stockpiled in defined locations for subsequent recovery by local residents.

1.5	External vendors removing selected items of salvageable material which have been sold to outside organisations who are to remove materials from site at their cost shall be treated as an outside contractor and shall complete all site and safety inductions and shall comply with all operating and safety proceedures applicable to the site

1.6	Ground slabs may remain. All reinforcing bars and anchor bolts shall be cut or ground flush with top of slab level. for the purpose. with prevailing ground contours adjusted by filling and grading to suit such a surface level. It is assumed selected filing shall be stockpiled

Top of slab shall be deemed to be top of plinth in the case of large plinths, (i.e. where the plinth is actually the predominant upper surface level) during mining operations

All areas shall be left suitable for access by vehicles or personnel without the risk of punctures or trip hazards.

1.7	Where existing ground slabs within former building footprints fall to sumps or trench drains, such sump or trench drain inverts shall be holed or cracked to ensure water cannot collect and then backfilled and compacted with clean fill to prevailing existing surface contours.

1.8	The adjacent surrounding ground shall be locally graded away from slabs to prevent ponding and to allow runoff to flow into existing stormwater ditches or drains around the demolition site.

1.9	All works shall comply with the Demolition Plan and Demolition Methodology Statement

2	Notes pertaining to Town site demobilisation

2.1	It is assumed 50% of Town site residences shall remain and 50% will be demolished

2.2	Allowance has been made to demolish camp one at the end of the mining phase in 2022

2.3	Refer to the Methodology statement in Townsite demolition for particular assumptions.

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.3.1 Planned Closure Costs — Townsite

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
TOWNSITE
Houses, Duplexes, Camp Dongas, Kitchen Mess, Warehouses, etc
SCOPE OF WORK
Items covered -
Dismantle and remove from site town site buildings except for those remaining
Excavate and remove reinf. concrete footings etc
Make good site and rehabilitate

MATERIAL QUANTITIES
1	Configuration Details LMC Buildings:
1.01	50 Houses (3Br) with 2 more planned
1.02	16 Duplexes = 32 Dwellings 3Br.
1.03	Lihir Sporting & Social Club = Tennis Cts, Club, Swimming Pool & Squash Cts.
1.04	32 Gov’t Houses + 5/6 more planned
1.05	5 Houses = private rental SAL, NCS, NCS, Lakaka, Mark Soipang (Landowners Pres)
1.06	LCS 16Man Camp under construction
1.07	Proposed NCS 100-150 Man Camp = 20/25 Dongas
1.08	Sewage Treatment Plant
1.09	Water Treatment Plant
1.10	Camp 1 = 20 Dongas + 1 new block building.
1.11	Security, Camp Office, Kitchen/Mess, Wet Mess, Store/Gym + Visitors block.
1.12	Comms + Telikom
1.13	9 SSQ Dongas +2 New
1.14	Twenty Man Camp + 1 New
1.15	Environment Department + Laboratory
1.16	NCS Warehouse
1.17	Camp 2 = 16 Dongas + NCS Change Rooms + Basketball Court
1.18	Town Office, Camp Office, Laundry, Bakery, Function Kitchen, Store, Wet Mess
1.19	Int Primary School
1.20	40 New Senior Motel type Dongas planned
1.21	Town Site power Stn = %x Gen Sets in 40 Ftt Containers next to Mobil Depot
1.22	Town maintenance.

2	Other Buildings - Assume will remain as is
2.1	Police Stn
2.2	Market
2.3	Hospital
2.4	High School

METHODOLOGY
1	Assume houses will partly remain and set the number
2	Calculate cost to remove one house and apply to number to be demolished
3	Similarly with Duplexes
4	Assume the club will remain
5	Assume Gov’t houses will remain
6	Assume private rental houses will remain
7	Assume LCS 16 man camp is responsibility of LCS
8	Similarly NCS Dongas
9	Assume Sewage treatment plant will remain incl all pump stations
10	Assume water treatment plant will remain
11	Assume camp 1 will be demolished at end of mining ops in 2022
12	Assume security, kitchen. Mess, wet mess, store gym etc will be demolished
13	Assume Telikom & Comms will remain
14	Assume SSQ Dongas as are present now will be demolished before closure 2044
15	Assume 20 man camp will be demolished before closure in 2022
16	Similarly Env dept and lab
17	Assume NCS warehouse will be demolished
18	Assume camp 2 will be demolished

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.3.1 Planned Closure Costs — Townsite

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
19	Similarly town office, camp office, laundry,bakery, function kitchen, store & wet mess
20	Assume school will remain
21	Assume 40 new SSQ Donas will remain
22	Assume town site power station will be removed
23	Assume Town Maintenance will be removed
24	Assume all building in ‘Other’ classification will remain as is.

PRODUCTIVITY
	Calculate rate to demolish a single residence - apply to others

	Crew Required + Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1.0	Remove Internal Fittings
1.1	Assume a demolition crew of 4 tradesmen 8 Labourers for 2 shifts	shift	2
1.2	Crew rate	hr		204.00
1.3	Labour Costs	hr	24	204.00	4,896
1.4	18 Tonne Crane c/w operator & dogman	hr	20	175.00	3,500
1.5	Cartage and Packaging	hr	20	63.00	1,260

				Subtotal	9,656
2.0	Internal Linings
2.1	Assume a demolition crew of 4 tradesmen 4 Labourers for 3 shifts	shift	3
2.2	Crew rate	hr		172.00
2.4	Labour Costs	hr	36	172.00	6,192
2.6	Cartage and Packaging	hr	30	63.00	1,890

				Subtotal	8,082
3.0	Electrical Fittings
3.1	Assume a crew of 2 tradesmen 4 Labourers for 2 shifts	shift	2
3.2	Crew Rate	hr		102.00
3.3	Labour Costs	hr	24	102.00	2,448
3.4	Cartage and Packaging	hr	20	63.00	1,260

				Subtotal	3,708
4.0	Plumbing Fittings
4.1	Assume a crew of 2 tradesmen 4 Labourers for 2 shifts	shift	2
4.2	Crew Rate	hr		102.00
4.3	Labour Costs	hr	24	102.00	2,448
4.5	Cartage and Packaging	hr	12	63.00	756

				Subtotal	3,204
5.0	Roofing incl gutters, down pipes, & purlins
5.1	Assume a crew of 4 tradesmen 8 Labourers for 3 shifts	shift	3
5.2	Crew Rate	hr		204.00
5.3	Labour Costs	hr	36	204.00	7,344
5.4	Cherry Picker c/w operator & dogman	hr	30	150.00	4,500
5.5	Cartage and Packaging	hr	12	63.00	756

				Subtotal	12,600
5.0	Wall Framing
5.1	Assume a crew of 4 tradesmen 8 Labourers for 3 shifts	shift	3
5.2	Crew Rate	hr		204.00
5.3	Assume job done in 3 shifts	hr	36	204.00	7,344
5.4	Cherry Picker c/w operator & dogman	hr	30	150.00	4,500
5.5	Cartage and Packaging	hr	30	63.00	1,890

				Subtotal	13,734
7.0	Removal of Stumps, Blockwork, and rehabiliatation
7.1	Assume a crew of 1 L/H + 8 Labourers and 1 excavator for 3 days	shift	2
7.2	Crew Rate	hr		76.00
7.3	Assume job done in 2 shifts	hr	24	76.00	1,824
7.5	Removal from site - assume Cat 330 for 1 day	hr	12	243.81	2,926
8.5	Removal from site - assume 2 x D400 for 1 days	hr	24	315.85	7,580
7.6	Rehabilitation	m2	200	24.00	4,800

				Subtotal	17,130

				Totals	68,114
	Cost per sq metre			Sq/m Rate	340.57
	Floor Area = 20 x 28.5	200
	*Rounded rate	341

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.3.1 Planned Closure Costs – Townsite

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1	Houses x 50 (Assume 50% Remain)
1.1	Apply Rate above	Ea	25	68,114.14	1,702,853

				Subtotal	1,702,853
2	Duplexes (Asssume 50% Remain)
2.1	Floor Area per Duplex	m2	400	340.57	136,228
2.2	Cost for all duplexes	Ea	5	136,228.28	681,141

				Subtotal	681,141
3.0	Camp 1
	Assume camp is demolished and dumped with no materials salvaged
	Assume Cat 330 Excavator + D400 Dump trucks used
	Materials dumped in land fill close to the camp
	Assume time required is 10 shifts	shift	10
	Cat 330	hr	120	243.81	29,258
	D400 Dump Trucks x 2	hr	240	315.85	75,804
	Allow Cat 330 x 3 shfts to open up land fill	hr	36	243.81	8,777

				Subtotal	113,839
4.0	Security, Camp Office, Kitchen/Mess, Wet Mess, Store/Gym + Visitors block.
	Assume camp is demolished and dumped with no materials salvaged
	Assume Cat 330 Excavator + D400 Dump trucks used
	Materials dumped in land fill close to the camp
	Assume time required is 10 shifts	shift	10
	Cat 330	hr	120	243.81	29,258
	D400 Dump Trucks x 2	hr	240	315.85	75,804

				Subtotal	105,061
5.0	NCS Warehouse
	Camp 2 = 16 Dongas + NCS Change Rooms + Basketball Court
	Town Office, Camp Office, Laundry, Bakery, Function Kitchen, Store, Wet Mess
	Assume all is demolished and dumped with no materials salvaged
	Assume Cat 330 Excavator + D400 Dump trucks used
	Materials dumped in land fill close to the camp
	Assume time required is 15 shifts	shift	15
	Cat 330	hr	180	243.81	43,886
	D400 Dump Trucks x 2	hr	360	315.85	113,706

				Subtotal	157,592
6.0	Town maintenance.
	Assume a crew of 8 tradesmen 12 Labourers for 7 shifts
	Labour (8 tradesmen at 35 Kina/hr, 12 unskilled at 8 K/hr)	hr	84	376.00	31,584
	30 Tonne Crane c/w operator & dogman	hr	84	160.00	13,440
	Prime Mover + Trailer	hr	84	68.00	5,712
	Remove Footings (Excavator + Labour)	hr	24	481.00	11,544

				Subtotal	62,280

7	Rehabilitation
	Assume footings demolished to ground level and work consists of placing topsoil and grading only
	Rehab rate is taken from P&L Rates
7.1	Area of site	m2	10,000	24.00	240,000

				Subtotal	240,000

				Total	3,118,897

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.3.2 Planned Closure Costs — Airport

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
AIRPORT
Runway, Runway Services, Buildings, Fuel Supplies etc
SCOPE OF WORK
	Items covered —
	It is assumed the airport will be handed over to DCA and Local Level Government
	The runway will remain as is
	Same for buildings and services incl radio aerials and fire training area

MATERIAL QUANTITIES
1	Runway
1.1	1200m long runway 30m wide — coronas pavement
1.2	Runway Lights
1.3	Control Equipment

2.0	Airport Building
2.1	Main Building
2.2	Toilets

3	Fuel Supplies
3.1	Tanks
3.2	Pumps
3.3	Pipes

METHODOLOGY
	As everything will be handed over nothing to discuss

PRODUCTIVITY
	Nil

CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

12	Rehabilitation
	Assume a minimum area for some rehabilitation of 1000m2
	Rehab rate is taken from P&L Rates
12.1	Area of site = 1000	m2	1,000	24.00	24,000

				Subtotal	24,000

				Total	24,000
				(Kina)

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.3.3 Planned Closure Costs — Londolovit Weir

Item No.	Description of Work	Unit	Qty.	Unit Cost	Total Cost (PNG KINA)
LONDONDOLOVIT WEIR
Weir, Pumps, Electrical control room, Pipework
SCOPE OF WORK
	Items covered -
	Dismantle and remove from site all mechanical equipment incl Pumps, Control Room etc
	Excavate and remove reinf. concrete foundations and footings where practical
	Assume one pump will remain to serve the town site
	Assume switch gear will remain to service the remaining pump
	Make good ground and rehabilitate

MATERIAL QUANTITIES
	Configuration Details:
1	Pumps
2	Control Room
3	Pipework

	Material Quantities:
1	Pumps
2	Control Room — allowed for in Electrical Wks
3	Pipework

METHODOLOGY
	Utilise Excavator to remove concrete as required and dump as necessary
	Utilise Crane to remove each section as it is dismantled and load straight onto trailer
	Unload sections in laydown yard adjacent to wharf for shipping

PRODUCTIVITY
	Pumps
	Assume work can be completed in 5 shifts
	Assume one 45-tonne crane (c/w operator and dogman) is available.
	Assume one prime mover + trailer is available to move other items
	Demolition Period =	shift	5
	Pipework
	Assume it can be dismantled in 3 shifts
	Assume one 45-tonne crane (c/w operator and dogman) is available.
	Assume one prime mover + trailer is available to move other items
	Demolition Period =	shift	3
	Rehabilitation
	Assume an area on 1500m2
	Apply the standard rate per sq metre for the work

CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1	Pumps
	Assume a crew of 3 tradesmen 6 Labourers
1.1	Labour (3 tradesmen at 35 Kina/hr, 6 unskilled at 8 K/hr)	hr	60	153.00	9,180
1.2	60 Tonne Crane c/w operator & dogman	hr	50	135.00	6,750
1.3	Prime Mover + Trailer	hr	50	68.00	3,400
1.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	48,190
2	Pipework
	Assume a crew of 4 tradesmen 8 Labourers
1.1	Labour (4 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	36	204.00	7,344
1.2	60 Tonne Crane c/w operator & dogman	hr	30	135.00	4,050
1.3	Prime Mover + Trailer	hr	30	68.00	2,040
1.4	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	42,294
5	Rehabilitation
	Assume footings demolished to ground level
	Rehab rate is taken from P&L Rates
5	Area of site = 1500m2	m2	1,500	24.00	36,000

				Subtotal	36,000

				Total (Kina)	126,484

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.3.4 Planned Closure Costs — Main Road

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
MAIN ROADS
Main Ring Road, Service Roads					1.00
SCOPE OF WORK
	Items covered -
	Assume all roads to be handed over virtually as is.
	Allow for remedial works
	Make good any rehabilitation required

MATERIAL QUANTITIES
1	Main Ring Road
	Assume all roads to be handed over virtually as is.	shift	6
	Allow for 6 shifts for nominal works

2	Other Roads	shift	6

CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1	Main Ring Road
	Assume a crew of 6 Labourers
1.1	Labour	hr	72	48.00	3,456
1.2	Cat 330 Excavator	hr	60	243.81	14,629
1.3	Loader	hr	60	448.84	26,930
1.4	Moxy	hr	60	400.92	24,055

				Subtotal	69,070
2	Other Roads
	Assume a crew of 6 Labourers
2.1	Labour	hr	72	48.00	3,456
2.2	Cat 330 Excavator	hr	60	243.81	14,629
2.3	Loader	hr	60	448.84	26,930
2.4	D35	hr	60	400.92	24,055
				Subtotal	69,070
6	Rehabilitation
	Apply Unit Rates
6	Nominal Area	m2	5,000	24.00	120,000
				Subtotal	120,000

				Total (Kina)	258,140

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.3.5 Planned Closure Costs — Quarries

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
QUARRIES
Dot , Kunaye, Airport etc
SCOPE OF WORK
	Items covered -
	Allow o rehabilitate where necessary
	Excavate and grade as required
	Make good ground and rehabilitate

MATERIAL QUANTITIES
	Estimated time to complete
	Apudontes	shift	8
	Lamat	shift	7
	Dot	shift	6
	Kunaye	shift	6
	Sali	shift	6
	Lakakot	shift	6
	Pangot	shift	6
	Kanat	shift	6
	Olekwa	shift	6

CREW OPERATIONS
	Crew Rates
1	Tradesmen - skilled	hr	35
2	Labourers - Leading Hand - Local	hr	12
3	Labourers - unskilled - Local	hr	8
4	Transport - Labourers	hr	10

1.0	Apudontes Quarry
1.1	Assume a crew of 2 Labourers
1.2	Labour ( 2 unskilled at 8 K/hr)	hr	96	16.00	1,536
1.3	Cat 330 Excavator	hr	96	243.81	23,406
1.4	Prime Mover + Low Loader	hr	96	68.00	6,528
1.5	D400	hr	96	315.85	30,322
1.6	Loader	hr	96	293.19	28,147
1.7	Grader	hr	96	234.88	22,549

				Subtotal	112,487
2.0	Lamat Quarry
2.1	Assume a crew of 2 Labourers
2.2	Labour ( 2 unskilled)	hr	84	16.00	1,344
2.3	Cat 330 Excavator	hr	84	243.81	20,480
2.4	Prime Mover + Low Loader	hr	84	68.00	5,712
2.5	D400	hr	84	315.85	26,531
2.6	Loader	hr	84	293.19	24,628
2.7	Grader	hr	84	234.88	19,730

				Subtotal	98,426
3.0	Dot Quarry
3.1	Assume a crew of 2 Labourers
3.2	Labour ( 2 unskilled at 8 K/hr)	hr	72	16.00	1,152
3.3	Cat 330 Excavator	hr	72	243.81	17,555
3.4	Prime Mover + Low Loader	hr	72	68.00	4,896
3.5	D400	hr	72	315.85	22,741
3.6	Loader	hr	72	293.19	21,110
3.7	Grader	hr	72	234.88	16,911

				Subtotal	84,365
4.0	Others (Kunaye, Sali, Lakakot, Pangot, Kanat, Olekwa
	Assume same as for Dot Quarry
	6 Quarries	Ea	6	84,365.04	506,190

				Total	801,468
				(Kina)

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.3.6 Planned Closure Costs — Town Electrical

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
TOWN ELECTRICAL

Londolovit Weir, Town Power Stn, Townsite Transformers

SCOPE OF WORK
Items covered -
Dismantle and remove from site all mechanical equipment incl transformers and control rooms
Excavate and remove reinf. concrete footings etc
Excavate and remove U/G cables where practical
Make good site and rehabilitate
Allow for new connections to 6MW Stn

MATERIAL QUANTITIES
Configuration Details:
1	Londo Control Room
2	Town Power Stn
3	Townsite Transformers

Material Quantities:
1.0	Londolovit Control Room
1.1	Building is 20 x 3 O/A	m2	60
1.2	2 Level steel portal frame
1.3	24mm AC Floor on steel joists at 450mm crs
1.4	Metal Ext cladding, 6mm Versilux Int, Colourbond roof
1.5	19.07 x 3.0 Transformer enclosure with 2.8m High chainmesh fence
1.6	4 x Transformers in Conc Pits + Reactor Slab
1.7	Switch Gear Dwg 181 - E - 101

2.0	Town Power Stn
2.1	Building is 30 x 10 O/A	m2	300
2.2	Steel portal frame with killion roof
2.3	Concrete floor
2.4	No Exterior Cladding
3.0	Townsite Transformers
3.1	Various Transformers - removeable	ea	5
3.1	Remove as required

METHODOLOGY
Perform the work in sections so that the one crew handles all thework.
Utilise Crane to remove each section as it is dismantled and load straight onto trailer
Unload sections in laydown yard adjacent to wharf for shipping

PRODUCTIVITY
Londolovit Control Room
Allow 4 shifts to partly demolish - leaving controls required to supply water to townsite
Assume one 45-tonne crane (c/w operator and dogman) is available.
Add 20% for weather impact
	Demolition period	shift	5

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.3.6 Planned Closure Costs — Town Electrical

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
	Town Power Station
	Assume it can be dismantled in 7 shifts
	Add 20% for weather impact
	Demolition period	shift	8

	Townsite Transformers
	Assume all can be done in 4 shifts

	Assume one 30-tonne crane (c/w operator and dogman) is available.

	Add 20% for weather impacts on work operations
	Demolition Period	shift	5

CREW OPERATIONS
	Crew Rates
1	Tradesmen-skilled	hr	35
2	Labourers-Leading Hand-Local	hr	12
3	Labourers-unskilled-Local	hr	8
4	Transport-Labourers	hr	10

1	Londolovit Control Room
	Assume a crew of 3 tradesmen 6 Labourers and 1 crane
1.1	Labour (3 tradesmen at 35 Kina/hr, 6 unskilled at 8 K/hr)	hr	60	153.00	9,180
1.2	30 Tonne Crane c/w operator & dogman	hr	50	160.00	8,000
1.3	Trailer to remove sections to lay down yard	hr	50	68.00	3,400
1.4	Remove Footings (Excavator + Labour)	hr	12	481.00	5,772

				Subtotal	26,352

2.0	Town Site power Stn = 5 x Gen Sets in 40 Ftt Containers — next to Mobil Depot
	Assume a crew of 4 tradesmen 8 Labourers for 7 shifts
	Labour (4 tradesmen at 35 Kina/hr, 8 unskilled at 8 K/hr)	hr	96	204.00	19,584
	60 Tonne Crane c/w operator & dogman	hr	80	135.00	10,800
	Prime Mover + Low Loader	hr	48	80.00	3,840
	Prime Mover + Trailer	hr	48	68.00	3,264
	Remove Footings (Excavator + Labour)	hr	60	481.00	28,860

				Subtotal	66,348

3	Townsite Transformers
	Various as required
3.1	Rate per Sub-Station-assumed	ea	5	1,000.00	5,000

				Subtotal	5,000

4	Rehabilitation
	Assume footings demolished to ground level
	Rehab rate is taken from P&L Rates
4.1	Area of site 5000m2	m2	2,000	24.00	48,000

				Subtotal	48,000

				Total (Kina)	145,700

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.3.7 Planned Closure Costs — Town Miscellaneous Costs

Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
TOWN MISCELLANEOUS ITEMS

Fencing & Security, Roads, Drainage, Poles, U/G cables etc

SCOPE OF WORK
Items covered -
Dismantle and remove from site all mechanical equipment and remaining services
Excavate and remove reinf. concrete footings etc to ground level
Excavate and remove U/G services
Make good site and rehabilitate

MATERIAL QUANTITIES
1	Fencing-allow nominal Qty
2	Sewage-allow to leave as is.
3	Security
4	Drainage
5	Roads
6	Cover Dump sites

Material Quantities:
4	Fencing
4	Rate per lin. Metre remove
5	Security
5	Remove to rubbish
8	Drainage
8.1	Assume minimum work
9	Roads
9.1	Assume minimum work
10	Cover Dump site
10.1	Allow nominal earthworks Qtys

METHODOLOGY
Perform the work in sections so that the one crew handles all the conveyor sections.
Utilise Crane to remove each section as it is dismantled and load staright onto trailer
Unload sections in laydown yard adjacent to wharf for shipping

PRODUCTIVITY
4	Fencing
Assume all can be done in 4 shifts
Add 20% for weather impact — total construction period
	Demolition period	shift	5

5	Security
Assume the lot can be dismantled in 2 shifts
Add 20% for weather impact — total construction period
	Demolition period	shift	3

8&9	Roads + Drainage
Assume Minimum Work
Assume all can be done in 4 shifts
Assume one Cat 330 Excavator (c/w operator) is available.

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.3.7 Planned Closure Costs — Town Miscellaneous Costs

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
	Add 20% for weather impact — total construction period
	Demolition period	shift	5

10	Cover Dump Sites
	Assume it can be done in 5 shifts
	Add 20% for weather impact — total construction period
	Period	shift	6

CREW OPERATIONS
	Crew Rates
1	Tradesmen-skilled	hr	35
2	Labourers-Leading Hand-Local	hr	12
3	Labourers-unskilled-Local	hr	8
4	Transport-Labourers	hr	10

4	Fencing
	Assume a crew of 1 L/H + 6 Labourers
4.1	Labour (1 L/H at 12 Kina/hr, 6 unskilled at 8 K/hr)	hr	60	60.00	3,600
4.2	Cat 330 Excavator to pull posts	hr	50	243.81	12,191
4.3	D400	hr	50	315.85	15,792
4.4	Remove Footings (Excavator + Labour)	hr	24	481.00	11,544

				Subtotal	43,127

5	Security
	Assume a crew of 1 L/H and 6 Labourers
5.1	Labour (1 L/H at 12 Kina/hr, 6 unskilled at 8 K/hr)	hr	36	60.00	2,160
5.2	Cat 330 Excavator	hr	36	243.81	8,777
5.3	D400	hr	30	315.85	9,475
5.4	Remove Footings (Excavator + Labour)	hr	12	481.00	5,772

				Subtotal	26,185

8,9	Roads & Drainage
	Assume a crew of 1 L/H and 6 Labourers
5	Labour (1 L/H at 12 Kina/hr, 6 unskilled at 8 K/hr)	hr	60	60.00	3,600
5	Cat 330 Excavator	hr	50	243.81	12,191
5	D400	hr	50	315.85	15,792
5	Remove Footings (Excavator + Labour)	hr	12	481.00	5,772

				Subtotal	37,355

10	Cover Dumps
	Assume a crew of 4 Labourers
10.1	Labour (4 unskilled at 8 K/hr)	hr	72	32.00	2,304
10.1	Cat 330 Excavator	hr	60	243.81	14,629
10.1	D400	hr	60	315.85	18,951

				Subtotal	35,884

11	Rehabilitation
	Assume a nominal area	m2	10,000	24.00	240,000

				Total (Kina)	382,551

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.3.8 Planned Closure Costs — Town General and Overhead Costs

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
TOWN GENERAL AND OVERHEAD COSTS
SCOPE OF WORK
	Assume a total construction duration of 180 days (with concurrent work on different channel sections).
	Assume demolition project manager arrive onsite 1 month prior to commencement and departs on completion
	Assume the project manager and site engineer rotate on a FIFO basis of 3 weeks on/off
	Assume a full time national assistant engineer on site 4wks on 2wks off, primarily for QA/QC duties.
	All travel, accommodation and messing costs for construction manager, site engineer and assistant engineer are assumed provided by LMC.

8.1	Project Manager (AU$1,320/day)	days	90	3,300.00	297,000
8.2	Site Engineer (AU$1320/day)	days	90	3,300.00	297,000
8.3	As-Built Report at Completion of Work	ls	1	50,000.00	50,000
8.4	Local Assist Site Engineer	days	120	250.00	30,000
8.5	4WD Light Vehicle (local hire)	days	180	200.00	36,000
8.6	Survey Crew (LMC)	days	30	1,000.00	30,000

				Subtotal	740,000

				Total	740,000

LIHIR GOLD LIMITED — LIHIR GOLD MINE
Mine Closure Plan Update 2004 — Environmental Costs
Opinion of Probable Cost for Budgeting Purposes
Table IV.4.0 Planned Closure Costs — Stage 3

					Total Cost
Item No.	Description of Work	Unit	Qty.	Unit Cost	(PNG KINA)
1	Monitoring, assume 30% of current LMC budget of 1.3 million US use 1k =$0.28US	per year	5	1,300,000	6,500,000

2	Maintenance Crew	per year	5	3,566,775	17,833,874
	Superintendent
	4 skilled labour/drivers
	20 unskilled
	survey boat, two excavators, hydroseeding 2 plant,2 hinos, 4*4s,crew bus

3	Final Survey
3.1	Topographic	ls	1	50,000	50,000
3.2	Bathymetry	ls	1	2,000,000	2,000,000

4	External Audits, miscellaneous designs	per year	5	200,000	1,000,000

5	Post Stage 3 Landform maintenance Fund	ls	1	Assumed included in SCDP	Assumed included in SCDP

				Total	27,383,874

		Hourly rate	hrs/yr	Number	Total
		rate
	super	65	2500	1	162,500
	skilled labour	45	2500	4	450,000
	Unskilled	8	2500	20	400,000
	excavator	243.81	2500	2	1,219,067
	hinos	186.84	2500	2	934,208
	4*4	53	2500	2	265,000
	crew bus	53	2000	1	106,000
	survey boat	15	2000	1	30,000

				Total	3,566,775